Form 20-F
CARMANAH TECHNOLOGIES CORP
filed 2003-06-30
CIK 1085105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002.

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________________ TO _________________.

Commission file number: 0-30052

CARMANAH TECHNOLOGIES CORPORATION

 (Exact name of registrant as specified in its charter)

Province of Alberta

(Jurisdiction of incorporation or organization)

925 West Georgia Street, Suite 1304, Vancouver, British Columbia, Canada, V6C 3L2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Number of outstanding shares of each of the Corporation’s classes of capital or common stock as of the period covered by the annual report. As of December 31, 2002, there were 20,652,710 common shares issued and outstanding. As at April 22, 2003, there were 22,652,710 common shares issued and outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Not Applicable

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   xx         Item 18 ______

TABLE OF CONTENTS

NOTE REGARDING FORWARD-LOOKING STATEMENTS

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

B.

Capitalization and Indebtedness

C.

Reasons for the Offer and Use of Proceeds

D.

Risk Factors

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Corporation

Name and Incorporation

History of the Corporation

Acquisitions and Dispositions

Nitty Gritty Brook Property

Bargain Castle International Discount Centres Inc.

Carmanah Technologies Inc.

B.

Business Overview

Name and Incorporation

Historical

General Business Description

C.

Organizational Structure

D.

Property, Plants and Equipment

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

B.

Liquidity and Capital Resources

C.

Reseach and Development, Patents and Licenses, Etc.

D.

Trend Information

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

B.

Compensation

C.

Board Practices

D.

Employees

E.

Share Ownership

Item 7.

Major SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

B.

Related Party Transactions

C.

Interests of Experts and Counsel

Item 8.

FINANCIAL INFORMATION

A.

Statements and Other Financial Information

B.

Significant Changes

Item 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

B.

Plan of Distribution

C.

Markets

D.

Selling Shareholders

E.

Dilution

F.

Expenses of the Issue

Item 10.

ADDITIONAL INFORMATION

A.

Share Capital

B.

Memorandum and Articles of Association

C.

Material Contracts

D.

Exchange Controls

E.

Taxation

F.

Dividends and Paying Agents

G.

Statements by Experts

H.

Documents on Display

I.

Subsidiary Information

Item 11.

quantitative and qualitative disclosures about market risk

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Item 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.

RESERVED

ITEM 16.

RESERVED

PART III

Item 17.

Financial Statements

Item 18.

Financial Statements

Item 19.

FINANCIAL STATEMENTS AND Exhibits

GLOSSARY OF TERMS

ABCA	The Business Corporations Act (Alberta).
Board	Board of Directors of the Corporation.
Common Shares	post-consolidated common shares in the capital of the Corporation.
Company Act	The Company Act, RSBC 1996, c. 62, as amended (British Columbia).
Consolidation	the consolidation of the Corporation’s Common Shares on the basis of one Post Consolidated Common Share for each 1.5 Common Shares then outstanding.
The Corporation or Carmanah	Carmanah Technologies Corporation (formerly Andina Development Corporation), a corporation incorporated pursuant to the Business Corporations Act (Alberta).
CTI	Carmanah Technologies Inc., a corporation incorporated pursuant to the Corporation Act (British Columbia).
Directors	the Directors of Carmanah Technologies Corporation, formerly Andina Development Corporation.
Exchange	means the TSX Venture Exchange Inc., formerly the Canadian Venture Exchange.
GAAP	Generally accepted accounting principles.
ICA	Investments Canada Act.
LED	Light-emitting diodes.
Principal Shareholder	the principal shareholder of CTI, being Carmanah Management Corp.
Private Placement	the private placement of up to 2,500,000 Units completed in conjunction with the Acquisition.
Acquisition	the acquisition of all of the issued and outstanding CTI Shares by the Corporation pursuant to the Share Purchase Agreement.
Reverse Takeover	a reverse takeover more particularly described in the Exchange’s Policy 5.2, and as described under the heading "Business of the Corporation - Reverse Takeover and Majority of Minority Approval".
Share Purchase Agreement	the share purchase agreement to be dated on or around June 20, 2001 among the Corporation, CTI, various principals of CTI and all of the shareholders of CTI.
Unit	a unit of the Corporation consisting of one Post Consolidated Common Share and one Warrant, at a deemed price of $0.75 per Unit, to be offered pursuant to the Private Placement.
Warrant

a common share purchase warrant entitling the holder thereof to purchase one additional Post Consolidated Common Share at a price of $1.00 per share, up to 12 months from the date of issuance and a price of $1.25 per share thereafter up to 18 months from the date of issuance.

WTO	World Trade Organization.

Words importing the singular number only include the plural and vice versa, and words importing any gender include all genders.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained in this Annual Report constitutes “forward-looking statements.”  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Such statements are included, among other places, in this document under the headings “Key Information”, “Information on the Company” and “Operating and Financial Review and Prospects.”

Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.

Certain forward-looking statements are identified by a cross-reference to this Note. Additional information concerning these and other factors which could affect the operation or financial results of Carmanah Technologies Corporation are included in this document under the heading “Key Information - Risk Factors”.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

The Corporation was incorporated as Andina Development Corporation (the “Corporation”) by a Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996 with an authorized capital of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in series. By a Certificate of Amendment dated November 18, 1999, the Corporation restated its Articles of Incorporation. Pursuant to a Certificate of Amendment dated January 14, 2000, the Corporation changed its name to Bargain Castle International Limited and pursuant to a Certificate of Amendment dated February 10, 2000, the Corporation changed its name back to Andina Development Corporation. Pursuant to a Certificate of Amendment and Registration of Restated Articles dated June 19, 2001, the Corporation changed its name from Andina Development Corporation to Carmanah Technologies Corporation and consolidated its issued and outstanding Common Shares on the basis of one post consolidated share for each 1.5 pre-consolidated shares outstanding. All share information presented in this Annual Report gives retroactive effect to this share consolidation.

The initial business of the Corporation was that of mineral exploration. The Corporation was engaged directly and indirectly in the acquisition, exploration and, if warranted, development of natural resource properties and related undertakings

On June 21, 2001, the Corporation completed a reverse takeover and changed its name to Carmanah Technologies Corporation. See Item 4. Information on the Company – B. Business Overview. Except where otherwise indicated, the financial information in this Annual Report gives effect to the reverse takeover accounting principles.

The Corporation designs, manufactures and distributes LED (light emitting diode) products, using solar power as an alternative energy source, for a wide range of industrial and commercial lighting applications.

The head office and principal business address of the Corporation is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2 and the registered and records office of the Corporation is located at 1600 Canada Place, 407 2nd Street S.W., Calgary, Alberta, T2P 2Y3.

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and reconciled for material measurement differences to accounting principles generally accepted in the United States (“U.S. GAAP”). Set forth in the following table are selected financial data with respect to the Corporation’s financial condition and results of operation for the years ended December 31, 2002, 2001, 2000, 1999 and 1998. The selected financial and operating information as at December 31, 2002 and 2001 and for each of the years in the three year period ended December 31, 2002 should be read in conjunction with the financial statements and notes thereto included elsewhere herein and in conjunction with Item 5: Operating and Financial Review and Prospects. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at Item 17.  The selected financial data as at December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 have been extracted from audited financial statements not included herein.

Fiscal Years ended December 31,
	2002	2001	2000	1999	1998
Interest Revenue
Canadian GAAP	$ 51,364	$ 25,696	$ Nil	$ Nil	$ Nil
U.S. GAAP	$ 51,364	$ 25,696	$ Nil	$ Nil	$ Nil
Total Assets
Canadian GAAP	$ 3,790,636	$ 2,745,106	$ 1,483,828	$ 789,243	$ 505,720
U.S. GAAP	$ 3,774,944	$ 2,508,596	$ 1,257,636	$ 611,750	$ 444,943
Net (Income)/Loss
Canadian GAAP	$ (36,393)	$ 676,498	$ 89,269	$ (18,986)	$ 52,834
U.S. GAAP	$ 922,641	$ 947,118	$ 121,233	$ 104,055	$ 117,406
Shareholders’ Equity
Canadian GAAP	$ 2,518,176	$ 2,255,193	$ 849,684	$ 196,286	$ 14,105
U.S. GAAP	$ 2,502,484	$ 2,036,682	$ 641,492	$ 18,793	$ (44,142)
Share capital
Canadian GAAP	$ 3,256,336	$ 3,029,746	$ 947,739	$ 231,260	$ 66,939
U.S. GAAP	$ 4,678,490	$ 3,290,047	$ 959,124	$ 241,380	$ 73,264
Weighted average number of shares outstanding	19,650,884	15,460,951	10,408,202	7,668,632	7,526,806
Net (Income)/Loss Per Share[1]
Canadian GAAP	$ (0.00)	$ 0.04	$ 0.01	$ 0.00	$ 0.00
U.S. GAAP	$ 0.04	$ 0.06	$ 0.01	$ 0.01	$ 0.01
Cash provided by (used in)
Operating activities
Canadian GAAP	$ (469,324)	$ (393,340)	$ (214,455)	$ 129,185	$ (28,534)
U.S. GAAP	$ (469,324)	$ (624,542)	$ (410,521)	$ 129,185	$ (28,534)
Investing activities
Canadian GAAP	$ (255,957)	$ (72,149)	$ (96,682)	$ (267,536)	$ 98,815
U.S. GAAP	$ (255,957)	$ 159,053	$ 99,384	$ (267,536)	$ 98,815

1Basic loss per share – Fully diluted loss per share has not been presented due to its anti-dilutive effect.

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	Year Ended December 31,
	2002	2001	2000	1999	1998
Average for Period	.6370	.6443	.6723	.6744	.6740

Month Ended
	May	April	March	February	January	December
	2003	2003	2003	2003	2003	2002
High for Period	.7437	.6975	.6822	.6720	.6570	.6461
Low for Period	.7032	.6737	.6709	.6530	.6349	.6329

As of December 31, 2002, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.6329 (US$1.00 = CDN$1.5800).

As of May 30, 2003, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7293 (US$1.00 = CDN$1.3712).

Dividend Policy

No dividends have been paid on any class of shares of the Corporation since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

In addition to other information and other risk factors set forth elsewhere in this Annual Report, the following risk factors should be carefully considered in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition.

Dependence on Key Personnel

The success of the Corporation depends, to a significant extent, upon the efforts and abilities of its senior management team, particularly that of Dr. David Green and Art Aylesworth.  The loss of any key personnel, or the inability to attract and retain additional skilled employees could have a material adverse effect on the Corporation’s business, operating results and financial condition.

Product Recognition and Development of Markets

To attract users, the Corporation must develop an identity and increase public awareness for the products it offers.  To increase product awareness, traffic and revenue, the Corporation intends to substantially increase its offline and on-line advertising and promotional efforts. The Corporation's marketing activities may, however, not result in increased revenue and, even if they do, any increased revenue may not offset the expenses incurred in building brand recognition.  The promotional efforts required to successfully implement the Corporation’s business plan may require expenditures beyond the financial resources available to the Corporation.  Moreover, despite these efforts, the Corporation may be unable to increase public awareness of its products, which would have an adverse effect on the results of the operations of the Corporation.

While the Corporation has historical sales of its products upon which it bases its sales estimates and has conducted internal research on the size of its target markets, its estimated market size in any given industry sector may be significantly smaller or may not exist at all.  To the knowledge of management, there are no independent market studies for solar LED lighting.  Investors will have to rely on the expertise and knowledge of management in targeting and identifying emerging markets for solar LED lighting products.

Dependence on Outside Agents and Distributors

The Corporation’s success will also depend, to a significant extent, upon the ability to develop strategic alliances with distributors. Furthermore, the initial market penetration for the Corporation’s products and services will heavily depend on the level of success of sales efforts.  There can be no assurance that such alliances will develop or that they will prove successful over the course of the Corporation’s future operations.

Dependence upon Successful Expansion of Marketing, Sales, Support and Service Organizations

The Corporation is currently developing its marketing, sales, support and service organizations.  The Corporation’s future success depends upon the successful expansion of these organizations.  Although the Corporation believes that such initiatives ultimately will improve the Corporation’s operating results, to the extent related expenditures are incurred and revenues do not correspondingly increase the Corporation’s operating results may be materially and adversely affected.  There can be no assurance that these steps will be successful.

Competition

The Corporation operates in an industry which is new, rapidly evolving and could be highly competitive.  The level of competition is likely to increase as new participants enter the market.  Many of the Corporation’s potential competitors may have longer operating histories, larger customer bases and significantly greater financial, sales, marketing, technical and other resources than the Corporation.  Moreover, these competitors may enter into strategic or commercial relationships with larger, more established and better financed companies.  Some of the Corporation’s competitors may be able to enter into these strategic or commercial relationships on more favourable terms.  Additionally, these competitors may have research and development capabilities that would allow them to develop new or improved products that may compete with the products of the Corporation.  New technologies and the expansion of existing technologies may also increase competitive pressures on the Corporation.  These competitors could with concerted research effort imitate the features of the Corporation’s solar LED lighting resulting in a market dilution and reduced profit margins.

Risks Related to Field Testing and Resolution of Product Deficiencies

The Corporation’s new lighting products are subjected to rigorous testing procedures and the Corporation plans to conduct additional field tests in such fashion in the future.  These field tests could potentially encounter problems for any number of reasons such as the failure of the Corporation’s technology, the failure of the technology of others, the failure to combine these technologies properly.  Any problems or perceived problem with the solar LED lighting products and any other field tests could damage the Corporation’s reputation, the reputation of its products and the Corporation’s ability to secure contracts in the future.

Difficulties in product design, performance and reliability could result in lost revenue, delays in customer acceptance of the Corporation’s products and lawsuits and would be detrimental to the Corporation’s market reputation.  Serious defects are frequently found during the period immediately following the introduction of new products or enhancements to existing products.  The Corporation’s products and the products incorporated from third parties, are not error free.  Undetected errors or performance problems may be discovered in the future.  Moreover, known errors which the Corporation considers minor may be considered serious by its customers.  The Corporation may not be able to successfully complete the development of planned or future products in a timely manner or to adequately address product defects, which could harm the Corporation’s business and prospects.  In addition, product defects may expose the Corporation to product liability claims, for which the Corporation may not have sufficient product liability insurance.  A successful suit against the Corporation could harm its business and financial condition.

Technological Change

The technical features of the Corporation’s products will contribute to the marketability of the its products.  There can be no assurance that current competitors or new market entrants will not succeed in developing and introducing new or enhanced systems having technologies and features superior to, or more effective than, any technologies which have been or are being developed rendering the Corporation’s current and proposed products obsolete or less marketable.  Accordingly, the ability for the Corporation to compete will be dependent on the timely enhancement of its existing products as well as the development of future products.  There can be no assurance that the Corporation will be able to keep pace with technological developments, or that its products will not become obsolete.  Technological obsolescence of the existing technology remains a possibility, which would have a material adverse affect on the Corporation’s operations.

Additional Capital Requirements

The Corporation has and may continue to have capital requirements in excess of its currently available resources.  In the event the Corporation’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Corporation could be required to seek additional financing sooner than currently anticipated.  To the extent that any such financing involves the sale of the Corporation’s equity securities, the interests of the Corporation’s then existing shareholders could be substantially diluted.

Repayment of Advances

As described herein, the Corporation has loaned various funds to Bargain Castle pursuant to a proposed transaction which did not proceed.  As at May 31, 2003, $117,502 remained owing by Bargain Castle. Commencing April 1, 2003, the Corporation stopped charging interest on these advances and monthly installments were increased from $3,000 to $4,000. While these advances are evidenced and secured by promissory notes and a general security agreement and management is not aware of any facts that such amounts will not be repaid, there is no assurance that these funds will be repaid.

No Dividends

The payment of dividends on the Shares of the Corporation is within the discretion of the Board of Directors and will depend upon the Corporation’s future earnings, its capital requirements, its financial condition, and other relevant factors.  The Corporation does not currently intend to declare any dividends on its Shares for the foreseeable future.

Reliance on Technological Innovation

The Corporation is relying on its ability to continue technological innovation and leadership.  This requires competent staff and adequate financing. In addition, the Corporation will rely on its sales, marketing and customer service efforts to ensure customer demand meets expenditures.  If it is unsuccessful in this regard, its future may be adversely affected.

Patents and Proprietary Rights

The Corporation’s success will depend, in part, on its ability to obtain patents and maintain its existing intellectual property rights and failure to do so could result in the loss of the Corporation’s exclusivity or the right to use its technologies.  The Corporation’s success will also depend, in part, on its ability to operate without infringing on the proprietary rights of third parties or without having third parties circumvent the Corporation’s rights.  The Corporation relies upon patent, trade secret, trademark and copyright laws to protect its intellectual property. Patents, patent applications and trademarks are described in "Proprietary Protection" herein.  Some of the Corporation’s intellectual property is not covered by any patent or patent application.  The protection afforded by patent, trade secret, trademark and copyright laws is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  Therefore, there are no assurances that any of the Corporation’s patents will not be declared invalid, circumvented, challenged, rendered unenforceable or licensed to others or that any pending or future patent applications will be issued with the breadths of claim coverage sought by the Corporation, if issued at all.  In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

It is also anticipated that the Corporation will seek to protect its proprietary intellectual property, including intellectual property that may not be patented or patentable, in part, by confidentiality agreements and, if applicable, inventors rights agreements with its employees and strategic partners.  There can be no assurances that these agreements will not be breached, that the Corporation will have adequate remedies for any such breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.  It may be necessary for the Corporation to acquire certain intellectual property on the basis of a non-exclusive licence from third parties who may also license such intellectual property to others, including the Corporation's competitors.  If necessary, the Corporation may seek licenses under the patents or other intellectual property rights of others.

The Corporation's competitive position will depend in part upon its ability to obtain or maintain certain proprietary intellectual property used in its products.  This may be achieved in part by prosecuting claims against others who the Corporation believes are infringing the Corporation's rights and by defending claims of intellectual property infringement which may be brought against the Corporation by competitors.  While the Corporation is not currently engaged in any material intellectual property litigation, it could become subject to law suits in which it is alleged that it has infringed the intellectual property rights of others or commence law suits against others who it believes are infringing upon the Corporation's rights.  Involvement in intellectual property litigation could result in significant expense to the Corporation, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of the Corporation's technical and management personnel, whether or not such litigation is resolved in the Corporation's favour.

Shares Reserved for Future Issuance; Dilution

As of December 31, 2002, the Corporation has reserved 4,550,789 common shares for issuance on the exercise of 1,167,467 share purchase warrants, 233,493 broker’s warrants and 3,149,829 incentive stock options.  If such options and warrants are fully exercised, such common shares would constitute 18% of the Corporation’s then share capital. The issuance of new common shares will result in dilution to the Corporation’s existing shareholders.  The exercise of such options and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Corporation’s ability to raise equity capital in the future at a time and price which it deems appropriate.  The Corporation may also enter into commitments in the future which would require the issuance of additional common shares and the Corporation may grant additional share purchase warrants and stock options.  See “Options to Purchase Securities From Corporation.”

Shares of the Corporation are Considered Penny Stocks and are Subject

to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  The Corporation’s shares are expected to be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in the Corporation’s shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Foreign Incorporation

The Corporation is incorporated under the laws of Alberta, Canada and all of the Corporation’s Directors and Officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Passive Foreign Investment Corporation

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. In the U.S., a PFIC is defined as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Corporation is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more.  The Corporation believes that it qualified as a PFIC for the fiscal year ended December 31, 1998 and may qualify as a PFIC in subsequent years. There can be no assurance that the Corporation’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on it.  This could adversely impact a U.S. Holder’s tax situation.  Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.  For further tax information, see “Item 7 – Taxation – Passive Foreign Investment Corporation”.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Corporation

Name and Incorporation

The Corporation was incorporated as Andina Development Corporation (the “Corporation”) by a Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996 with an authorized capital of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in series. By a Certificate of Amendment dated November 18, 1999, the Corporation restated its Articles of Incorporation. Pursuant to a Certificate of Amendment dated January 14, 2000, the Corporation changed its name to Bargain Castle International Limited and pursuant to a Certificate of Amendment dated February 10, 2000, the Corporation changed its name back to Andina Development Corporation. Pursuant to a Certificate of Amendment and Registration of Restated Articles dated June 19, 2001, the Corporation changed its name from Andina Development Corporation to Carmanah Technologies Corporation and consolidated its issued and outstanding Common Shares on the basis of one post consolidated share for each 1.5 pre-consolidated shares outstanding.

The initial business of the Corporation was in mineral exploration, engaging directly and indirectly in the acquisition, exploration and, if warranted, development of natural resource properties and related undertakings. Effective June 14, 2001, the Corporation completed a reverse takeover of Carmanah Technologies Inc. See “Item 4. Information on the Company - B. Business Overview.”

The head office and principal business address of the Corporation is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2 and the registered and records office of the Corporation is located at 1600 Canada Place, 407 2nd Street S.W., Calgary, Alberta, T2P 2Y3.

History of the Corporation

Pursuant to a prospectus dated November 21, 1996, the Corporation made an initial public offering of 1,400,000 Common Shares pursuant to the policies in respect of junior capital pool companies.  The Common Shares were listed and posted for trading on the Exchange (as it then was) on January 8, 1997 under the symbol “ADZ.”

At a shareholders’ meeting held on January 21, 1998, the shareholders of the Corporation approved the acquisition of 110 mining claims located in southwestern Newfoundland (referred to collectively as the “Nitty Gritty Brook Property”) as the "Major Transaction" of the Corporation.  Effective March 20, 1998, the Corporation’s Common Shares were removed from the junior capital pool board of the Exchange to the regular listings board.

Acquisitions and Dispositions

Nitty Gritty Brook Property

After having completed its IPO, pursuant to an asset purchase agreement dated October 1, 1997 with 685307 Alberta Inc., the Corporation acquired the Nitty Gritty Brook Property (the “Property”) for total consideration of $25,000 cash. The Property, consisting of 110 mineral claims (the “Claims”), is situated in southwestern Newfoundland along the northeast trend of the Cape Ray Fault Zone. The acquisition of the Property was an arm's length transaction.

On January 21, 1998, the Corporation received shareholder approval of the agreement pursuant to which the Corporation acquired the Property. The Exchange approved the transaction on March 20, 1998.

The Corporation did not have any exploration expenses during the years ended December 31, 1999 and 2000. During the fiscal year ended December 31, 1998, the Corporation spent $141,279 on exploration of the Property. In August 1998, the independent firm of Mercator Geological Services Limited (“Mercator”), of Dartmouth, Nova Scotia, collected a total of 47 rock samples and 146 stream concentrates as part of a detailed mapping and sampling program which commenced in July 1998. In October 1998, a total of 41 rock samples and 83 stream concentrates were collected as part of a follow-up mapping and sampling program undertaken on the Property. All samples were sent to Eastern Analytical in Springdale, Newfoundland, for fire assay gold and multi-element ICP analysis.

After further reviewing the results of the work conducted by Mercator on the Property, the Corporation determined that the Property did not warrant further exploration expenditures. During the year ended December 31, 2000, the Corporation wrote of all of its interest in the Property.

Bargain Castle International Discount Centres Inc.

On September 15, 1999, the Corporation entered into a letter of intent with Bargain Castle International Discount Centres Inc. (“Bargain Castle”), pursuant to which the Corporation made an offer to purchase (the “Proposed Acquisition”) all of the issued and outstanding shares of Bargain Castle.

Bargain Castle is a Vancouver based private corporation which sells inventory purchased from liquidation sources to retail customers.  Bargain Castle buys goods from a variety of liquidation sources at prices that range from 10% to 50% of regular wholesale prices and sells the goods to its customers at prices that represent a 30% to 90% discount from regular retail prices.

On February 1, 2000, the Corporation announced that it would not be proceeding with the acquisition as the conditions required to be met for closing the acquisition had not been satisfied. Certain closing conditions imposed by the Exchange and certain conditions imposed by the Corporation under the takeover bid offer had not been satisfied. The Corporation loaned various funds to Bargain Castle, of which $160,972 remains outstanding as at December 31, 2001. Interest on these advances accrues at the rate of 8% per annum. The loan is evidenced and secured by promissory notes and a general security agreement. Bargain Castle is paying the Corporation $3,000 per month until the indebtedness has been paid in full. Subsequent to December 31, 2001, the Company received payments of $12,636 on the loan leaving a balance of $148,336 at December 31, 2002 in loans receivable.

Carmanah Technologies Inc.

On June 14, 2001, the Corporation entered into a share purchase agreement (the “Share Purchase Agreement”) with David R. Green as principal, CTI and all the registered holders of CTI Shares whereby the Corporation agreed to acquire (the “Acquisition”) all of the issued and outstanding Class A shares, Class B shares and Class C shares of CTI (collectively, the “CTI Shares”) in consideration of the issuance of 14,000,000 Common Shares of the Corporation. 100,000 Common Shares were issued as a finder’s fee for the Acquisition. The Acquisition constituted a “Reverse Takeover” of the Corporation pursuant to the Exchange’s Policy 5.2.

The shareholders of the Corporation approved the Acquisition and the following transactions relating thereto at an annual general and special meeting of shareholders held on June 18, 2001:

a)

the Acquisition;

b)

the Private Placement;

c)

the election of five directors of the Corporation;

d)

the consolidation of the Corporation’s Common Shares on the basis of 1 Post Consolidated Common Share for each 1.5 Common Shares previously outstanding;

e)

the change of the Corporation’s name to “Carmanah Technologies Corporation”; and

f)

various other matters, including the adoption of a formal stock option plan of the Corporation.

Private Placement

On June 20, 2001, the Corporation completed a brokered private placement pursuant to an Offering Memorandum of 2,334,934 special warrants (“Special Warrants”) at a price of $0.75 per Special Warrant for gross proceeds of $1,751,201. All Special Warrants have been exercised and each Special Warrant is comprised of one unit (a “Unit”). Each Unit is comprised of one Common Share and one-half of one common share purchase warrant (a “Warrant”).  Each whole Warrant in turn will entitle the holder thereof to purchase one additional Common Share of the Corporation at a price of $1.00 during the first twelve months after issuance and $1.25 per share thereafter to a maximum of 18 months from the date of issuance.

The Corporation paid the agent, Research Capital Corporation, the sponsor of the Acquisition, pursuant to an agency agreement dated June 21, 2001, a commission of 7.5% of the gross proceeds raised on the Private Placement and broker’s special warrants to acquire that number of units equal to 10% of the total Special Warrants sold.  Canaccord Capital Corporation also participated in the Private Placement.

Consolidation of Common Shares and Name Change

As a result of the Acquisition, the Corporation changed its name to Carmanah Technologies Corporation and consolidated its common shares on the basis of one post consolidated common shares for each 1.5 common shares previously outstanding.

Pooling Agreement

In conjunction with the execution of the Share Purchase Agreement, a voluntary pooling agreement was also signed pursuant to which all Common Shares issued to Carmanah Management Corp. and all of the Shares issued, directly or indirectly, to Hari B. Varshney, on the Acquisition would be subject to a voluntary six year escrow, which permits the release of 5% of the Post Consolidated Shares on closing of the Acquisition, 7.5% every six months thereafter (for the next eleven release dates) and 12.5% at the conclusion of the term.  In addition, all other holders of CTI Shares agreed to a voluntary three year escrow which permits the release of 10% of the Shares on closing of the Acquisition and 15% every six months thereafter in addition to any statutory hold periods imposed on the Common Shares issued to these individuals. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Escrow Securities.”

Accounting Matters

The Acquisition was accounted for on the purchase basis as a reverse takeover in accordance with generally accepted accounting principles. For accounting purposes, CTI (the legal subsidiary) was the acquiror and the Corporation (the legal parent) was the acquiree. The pre-acquisition financial information presented in the Corporation’s consolidated financial statements and elsewhere throughout the document is that of CTI prior to the Reverse Takeover consolidated with the Corporation subsequently.

B.

Business Overview

Following completion of the Acquisition, the principal business of the Corporation is that of CTI as described below:

Name and Incorporation

Carmanah Technologies Inc. ("CTI") was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Company Act (British Columbia) on January 9, 1998. The head office of CTI is located at Pacific Marine Technology Centre, Building 4, 203 Harbour Road, Victoria, British Columbia, V9A 3S2, and the registered and records office is located at 1212, 1175 Douglas Street, Victoria, British Columbia, V8W 2E1.

Historical

While CTI was actually incorporated in 1998, the origins of the company date to 1993 with the establishment of Carmanah Research Ltd. by Dr. David Green and the awarding of a National Research Council grant in 1994 to develop a solar-powered anchor light.

During 1995 and 1996, the Science Council of Canada assisted with market studies that identified a number of opportunities for solar lighting technology using light-emitting diodes ("LEDs").  During this period, a number of prototypes were developed for various markets. During 1997, as a result of a small order from the U.S. Navy to produce buoy lights for the Nanoose torpedo testing range, Carmanah Research Ltd. began to produce and market marine lights.  The business potential for the marine lights gradually emerged, and CTI was incorporated in January 1998, to focus on this market opportunity. The assets related to solar LED lighting were transferred from Carmanah Research Ltd. to CTI at that time, and the name of Carmanah Research Ltd. was changed to Carmanah Management Corp. to reflect that company's new role as a management and holding company, rather than a research company.

General Business Description

The Corporation is in the business of developing, manufacturing and selling solar-powered LED lights for industrial/commercial and government-regulated markets such as marine navigation lighting and highways warning applications.  The Corporation sells its products to users around the world.  The Corporation’s existing products are sold through a distribution system of approximately 65 distributors, as well as through an e-commerce web site.  (For more particulars, see "Products and Marketing Strategy" herein.)

The Corporation’s products rely on three different technologies: (1) LEDs, (2) solar panels and (3) energy storage.  In order to understand the business of the Corporation, a brief description of various terms and concepts used in this Exhibit is provided prior to a description of the products themselves.

Description of Technology

LEDs

An LED is a solid-state semi-conductor that produces light when electricity is applied. The light produced is turned into a light beam by the encapsulating epoxy.  LEDs initially were used only as indicator lights. However, they have increased so much in their brightness and color availability in recent years that they are now being used in hazard lighting and for illumination. The number of available colors has increased from only red to include amber, green, blue, and, most recently, white.  As the number of LED colors and their brightness has increased, the number of potential applications for LEDs has risen dramatically.  High intensity LEDs are finding their way into uses such as brake lights, traffic lights, navigation lighting, signage, and light bulbs. Management believes that continuing innovation and improvement in LED technology will enhance the Corporation’s business opportunities.

Solar Panels

A solar panel is another form of solid-state device that takes light energy and converts it into electricity (the opposite process from an LED.) Solar panels have been increasing steadily, but not spectacularly, in efficiency and have gradually come down in cost in the past few years. Management believes that additional improvements in efficiency and reduction in cost of solar panels are likely over the next decade, which will further improve the Corporation’s business position.

Energy Storage

Energy storage, as used herein, refers to a means of storing electrical energy. There has been a great deal of innovation in the storage of electrical energy over the past few years. New battery technologies have been introduced, existing technologies have been refined, and capacitors have improved so much that there are now 'super-capacitors' that provide a viable alternative to battery technology for some applications. Management believes that the Corporation’s products will become more and more durable and cost effective as these advances in energy storage technologies take hold in the market place.

Use of Technology

Carmanah's management believes that LEDs are uniquely suited to being powered by solar power, and that solar-powered LED lighting products have excellent business potential across a broad spectrum of markets. The Corporation’s products combine LEDs and solar power technologies, as well as energy storage technologies to store the energy collected during the day for use at night. The Corporation’s products convert sunlight into electricity using solar panels that are built into the product. This energy is stored in batteries or super-capacitors, then provided to the LEDs during the night to produce light. The products are unitized: the various elements (the solar panels, batteries, and LEDs) are combined into a single, sealed enclosure. Management believes that the Corporation’s products are unique in that they are completely sealed and self-sufficient, and that they are designed to run off the energy of the sun for five years without any maintenance. The Corporation’s products are used in stringent applications that often have regulatory requirements for light output and flash pattern. The products are vandal resistant, waterproof and shock resistant.

The more advanced Carmanah products contain a microprocessor that can produce up to 200 different flash patterns, and can adjust the intensity and other attributes of the light. The software in the more sophisticated lights is also capable of adapting the product to its solar environment, so that the light output of the product is set to a sustainable level that does not exceed the energy captured by the solar panel. The solar panel also acts as a photosensor to deactivate the LEDs during daylight.

Management believes that solar-powered LED lighting allows hazard lighting to be installed where it was previously impossible or prohibitively expensive. For applications such as navigational and roadway safety lighting, it is possible to improve services while cutting costs.

Market

The Corporation has identified five main market sectors in which it believes significant business opportunities exist.  These are: (1) marine lights, (2) transit lights, (3) transportation lights,  (4) railway lights and (5) mining lights.  Each market section is described in more detail below.

Marine Markets

The initial markets for the Corporation’s lights have been in the marine sector.  Early sales were for hazard lights for buoys, docks and piers. As the Corporation gained experience in this area, management extended its focus into the navigation lighting arena.  Management believes that the Corporation’s lights are now recognized in many parts of the world as uniquely well-designed navigation lights that are providing a new level of innovation in marine navigation lighting. The Corporation’s product mix includes hazard and navigation lights that have one, two and three mile ranges, which meet a broad spectrum of requirements in the marketplace.

Based entirely on internal research, management estimates that the total size of the marine market is substantial enough to ensure that the Corporation has a good, profitable base of operations.  The marine market is broken into three main sections: government markets, industrial/commercial markets, and retail markets.  The industrial/commercial markets are multi-faceted and include aquaculture, marinas, barges, offshore oil and gas, and other marine businesses such as ferry services.

Transit Markets

There is a major effort worldwide to improve bus ridership in an effort to reduce urban traffic congestion. In response, the Corporation has developed new products for bus stops and shelters designed to enhance transit service and improve safety.  These products are modular and utilize the Corporation’s platform solar LED technology to provide such features as an edgelit schedule, downlighting, a bus flagging system, and shelter illumination.  All products are solar powered and autonomous, providing the same economical and functional advantages as the Corporation’s other core products.

Transportation Markets

The transportation market is a market that the Corporation is just entering.  Primarily, it consists of hazard marking and sign delineation lighting configurations. Management believes that the transportation market is much larger than the marine market, based on its own internally conducted research.  Management believes that solar LED lighting will be used widely on roadways and highways where access to the electrical grid is expensive or impossible. The Corporation is currently focusing its efforts on opportunities related to sign delineation.

Aviation Markets

Carmanah Technologies has recently entered the international aviation lighting industry with its self contained, solar powered LED aviation lights.  Carmanah's cost effective lighting solutions for the airport and obstruction lighting industry have been met with positive feedback from the US Air Force, commercial airports, general aviation airports and the Federal Aviation Administration.  Carmanah is currently working with the FAA and the Illuminating Engineering Society to provide low cost lighting solutions for the newly proposed General Aviation, Economy Lighting Standards.  If approved, Carmanah aviation lights would be eligible for federal funding for use at approximately 14,000 GA airports. Carmanah aviation lights are currently being used for taxiway edge lighting,  runway edge lighting, obstruction lighting, barricade lighting, apron edge lighting, wind sock lighting and heli-pad  perimeter lighting.  Carmanah has currently installed over 1,000 units in various countries around the world.

Railway Markets

The railway industry is another sector that has extensive hazard lighting requirements, and does not have easy access to the electrical grid. The Corporation has identified a number of applications where its technology would appear to offer a significant advantage to railway companies. Other products, including swing bridge lighting, are anticipated as the Corporation’s knowledge of this domain increase.

In January 2001, the Corporation won a contract for $112,000 over 18 months to assist Transport Canada in drafting a purchase specification for LED lamps to replace incandescent lamps at railway/highway grade crossings, and to test lights that meet the specification in field trials.  Management expects this contract to provide the Corporation’s management with the contacts and domain knowledge to understand the markets for solar LED technology in the railway market.

Mining Markets

In January 2002, the Corporation began marketing its model 501 as a durable, reliable hazard light for the North American mining and aggregate markets.  Targeted users operate 12 to 24 hours per day and have surface mining operations with extensive road infrastructure for hauling material.  The Corporation’s products provide an additional level of safety for traffic within the site by marking hazards and corners from dusk to dawn.

Products

The Corporation currently produces five solar-powered LED lighting products as navigation and hazard markers and has a number of additional products in the final stages of prototype product or in field test.  These include school zone flashers, hazard post markers, roadway sign delineators, as well as bus stop and bus shelter lighting.  Clients include government authorities and private users from North America, Europe, South America, Pacifica, and Asia. The Carmanah navigation and hazard marking lights are in use by the Canadian Coast Guard, the U.S. Coast Guard, Trinity House (U.K. Coast Guard), Argentina's Hydrovia (Coast Guard equivalent), Mexico's Marine Authority, and port authorities and regulatory bodies in many other countries around the world.  All lights are manufactured under ISO 9001 quality controls.

Marine

500 Series 1 Mile Marker Light

The Corporation’s first commercial product was the 500 Series marine lantern, which has a nominal range of one nautical mile.  This lantern is completely and permanently sealed, with a 0.3 watt solar panel encapsulated on the top of the lantern. Four LEDs provide the light source, and one 2 volt C-cell battery provides energy storage. A magnet is used as the on-off switch to avoid any through-hull fittings. This lantern can produce seven different flash patterns. They are used primarily in aquaculture, marinas, and on buoys.

600 Series 2 Mile Navigation Light

The 600 series lantern was the next product developed by the Corporation. It is a more powerful lantern that produces about four times the light output of a 500 Series, and has a nominal range of 2 nautical miles. The 600 Series has 1.2 watts of solar panel encapsulated on the top of the lantern, two D-cells permanently sealed into the housing, and has 16 LEDs as its light source. It can produce 200 flash patterns that are selected with a remote control. Other attributes of the light can be adjusted and tested with the remote control. The software in the lanterns has a function that allows the lanterns to adjust their light output to suit their solar environment. These lanterns are used as short-range navigation lighting at the entrances to ports and marinas, and on buoys in coastal areas and up rivers and estuaries.

700 Series: 3 Mile Navigation Light

The Corporation won a competitive bid in 1998 from the U.S. Coast Guard to produce the first unitized navigation lights and the first LED lanterns for the U.S. Coast Guard. The development of these lanterns took nearly two years. The 700 Series has 6 to 12 watts of solar panel, 24 LEDs on a special 'puck' that reduces heat build-up in the LEDs, and six D-cell or larger batteries. These new-generation unitized LED navigational lights were designed to replace traditional navigation lights that use incandescent bulbs and mechanical lamp changers.  The 700 Series lanterns meet strict beam pattern requirements and are used by government authorities for applications requiring true navigation lighting. These lights sell for US $750 to $1100 depending on their application.

Transit

The Illuminated Bus Stop

The Corporation now has two versions of a solar-powered, LED illuminated bus stop available.  One was designed to meet a requirement being tendered by the city of London, England and is currently in field trials.  The second was designed to meet the requirements of the North American transit industry.  This unit features a modular design and offers such features as edgelit schedule illumination, downlighting, and bus signaling capability.  Future versions are scheduled to include an emergency communications function.

The Illuminated Bus Shelter

The Corporation is currently in the process of developing a solar-powered LED illuminated bus shelter.  Currently shelter lighting uses either fluorescent or incandescent illumination requiring significant power and offering little vandal resistance.  The Corporation’s intention is to create an efficient, cost-effective system using LEDs for illumination.  This system will require much less power and therefore smaller componentry.  It will also be effectively vandal proof.

Transportation

200 Series Hazard Marker Light the Corporation’s first product intended for highways applications was introduced in 1998 as a prototype. It is a directional light, rather than the all-round light used in the marine markets, but the 'guts' of the light resemble the 500 Series lantern: it has a 0.3 watt solar panel and four LEDs. About a hundred 200 Series lights were tested, primarily in Europe for marking signs and roadway hazards on an experimental basis.  Based on this initiative, the Corporation has proceeded to refine this light to produce a light that management believes is robust enough to suit roadway uses throughout the world. The Corporation is now selling this light for US $ 195. Several hundred sales have been obtained into the North American market and into Europe. Further cost reduction and refinement is expected.

300 Series Hazard Marker Light

The 300 Series is another directional light. It is a more powerful version of the 200 Series, having about four times the light output. It has the 'guts' of the 600 Series: a 1.2 watt solar panel and two D-cell batteries, and about 12 LEDs. The microprocessor allows for remote control, and the product can adapt to its solar environment. This product was introduced in January 2001, and is in the early stages of market development, with a few dozen sales to date.

Solar-Powered Sign Enhancer

The Corporation now has a fully integrated, solar-powered LED sign enhancer available.  Using an array of LEDs, this unit is designed to draw attention to any road sign (ie: stop, yield, dangerous corner, meridian, etc.).  Its design enables easy installation and the unit requires no maintenance or servicing.

Hazard Post Marker

The Corporation’s hazard post marker is designed to fit standard European hazard marker posts and provides enhanced roadside delineation.  These hazard posts are extremely common and are used to mark corners, medians, culverts, curbs and all kinds of road hazards and obstructions.

School Zone and Warning Flashers

The Corporation’s school zone and warning flashers are extremely cost-effective lighting solutions designed to compete with traditional hard-wired systems.  The Corporation’s versions are completely integrated and autonomous.  They can be installed with no expensive trenching, cabling or external electrical connection.  Using a Palm Pilot or Handspring Visor and Carmanah’s proprietary software, they can be programmed for up to one year’s worth of operation – to take into account weekends, holidays, teacher development days, etc.

Railways

The Switched 501 Blue Light

The Corporation has developed this modified 500 series light for the railway industry for use as a hazard warning light in railyards.  The 500 series light has been modified to include a handle and an on/off switch.  Hundreds of units are now in operation by most of the Class One and many of the shortline railways throughout North America.

The Railway Swing Bridge Light

Using a special bracket designed by the Corporation, the Corporation is now able to market its standard red and green Model 601s as railway swing bridge lights.  This opens up an entirely new market

Mining and Aggregates

The 501 Marking Light

The Corporation is also positioning its standard non-switched and switched Model 501s as durable, reliable hazard lights for mine sites and other industrial locations.

Distribution and Marketing Strategy

Marine Markets

The Corporation currently markets to the marine market through (1) a network of approximately 65 distributors, and (2) a successful direct sales program through e-commerce.  The ratio of sales through the two programs is approaching 50/50.About 40% of the Corporation’s sales are currently in the United States, and the remainder is spread around the world.  An overview of the market segments penetrated by the Corporation is detailed below.

Government Markets

National Authorities:

Most countries with a coastline or navigable waterway have an authority that controls navigation lighting. About 80 countries belong to an organization called the International Association of Lighthouse Authorities (IALA), which provides some international order to the navigation lighting system of the world.  Management believes that IALA is the best forum for marketing to the national authorities who in turn have influence over the port authorities and private aids to navigation.  The Corporation is one of the industrial partners of IALA, participates on one of the engineering committees, and acts as a host at technical meetings. Management believes that building a stronger role in IALA is vital to ensuring the Corporation’s long-term success in navigation lighting.

Port Authorities:

In the United States, there are approximately 131 port authorities (American Association of Port authorities Mini-Directory of U.S. Port Authorities - April 18, 1999), many of which control more than one port.  Management has identified Ports International as a journal that is directed purely at port authorities, and advertises in this journal.  Management believes that the number of ports is such that a targeted mailing can be effective.  However, the Corporation has and will continue to depend primarily on locally based distributors who already sell to the ports.

Commercial/Industrial Markets

The commercial/industrial market has a number of sectors that are quite separate, and require different strategies. The Corporation expects that it can penetrate these various market segments over the next three years, and become a significant player in the various markets. These markets have specialized requirements and offer good margins and considerable barriers to entry due to the regulatory and approval processes required.

Aquaculture

Management believes that the aquaculture industry is a good target market since the salmon and shellfish industry have a substantial requirement for lighting for their nets and facilities. This market is accessed primarily through distributors. The Corporation has sold into the main markets which are in Canada, New Zealand, Chile and Norway. Management, based on extrapolations from industry statistics, believes that the Corporation can be a successful player in this market.

Buoy Manufacturers

Buoy manufacturers often require lights on their products. The Corporation provides lights on an original equipment manufacturer ("OEM") basis to several buoy manufacturers. The Corporation currently has relationships with a number of manufacturers in the United States and Europe.

Waterfront Commercial

Operations such as ferry services, loading terminals, gas docks, and similar businesses often require marine hazard lighting. Management has conducted internal research on the size of this market using statistics on waterfront businesses in the United States, and is reaching the market by adding distributors who focus on this market segment.

Marinas

Marinas need hazard and navigation lights to mark the entrances to their facilities, and to mark docks and hazards within the marina. Management is conducting internal research on the size of this market using marina statistics and a limited amount of contract with marina owners. Sales through distributors to marinas have been occurring for several years, and the Corporation’s management is of the opinion that lights have enjoyed considerable success in this market.

Offshore Drilling

The offshore oil industry requires a considerable amount of hazard lighting for buoys, rigs, storage containers, etc. Management is investigating market size and opportunities in this industry, and is achieving some sales through distributors.

Retail Markets

The Corporation currently sells its 500 Series light as a dock light through the West Marine catalogue, which is one of the largest suppliers to the marine retail market in the United States. In general, this lantern, which is priced for the industrial commercial market, is expensive for the retail consumer. The Corporation does not expect to achieve a particularly high penetration of this market due to the Corporation's limited marketing resources for retail-type products.

Transit,  Transportation and Aviation

The Corporation anticipates placing the largest amount of its business development energy into this sector over the next three years. Management believes that this market is about ten times the size of the marine market based on internal research only, and that it offers many different opportunities. At the current time, the Corporation is working most closely with a company in the United Kingdom in developing markets of solar LED lighting products.

Railways

The North American railway industry comprises a handful of Class One railways as well as hundreds of small shortline operations.  The Corporation has focused a direct sales effort on product approvals and field trials with the Class One operation, as this segment is less fragmented and offers the highest potential volume in the short term.  The Corporation’s success to-date has been significant with nearly every Class One railway either using the lights are testing them with field trials.  Sales are reaching $35,000 to $50,000 per month.

Mining and Aggregates

The Corporation has developed a direct sales effort to position its Model 501 “marine hazard light” as a durable, reliable and cost-effective product for land-based hazard marking applications.  The Corporation has achieved early success in the mining and aggregates markets, as the light is ideal for marking hauling roads and can survive the harsh conditions associated with digging operations.

Internet

In March 2000, Carmanah opened up an e-commerce web site to sell its products (www.carmanah.com).  This site works in conjunction with the Corporation’s distribution network, rather than competing against it.  The site enables the Corporation to penetrate a customer base currently not served by its distributors.  The web site is now contributing to 20% of the Corporation’s annual sales.

Competition

Competition - Marine Markets

According to management, competition in the navigational market includes traditional incandescent bulb lighting or no lighting at all.  In management's opinion, the cost of installing and maintaining traditional lighting is approximately ten times higher per light than the Corporation’s lights, and as such, the Corporation offers a valuable alternative for customers.

For example, traditional suppliers in the marine market sell units that include incandescent bulbs, mechanical bulb changers and batteries.  These units are approximately 10 times the size of comparable the Corporation’s units.  In the opinion of management, these are expensive to install and maintain, often requiring large boats and crews to lift large buoys out of the water.  The Corporation’s lights are smaller, easier to install and require no maintenance, resulting in a much lower cost capital costs, installation costs and maintenance costs.

Competition: Transit Markets

The concept of edgelit schedules, downlighting, and bus flagging – all from a bus stop – is an entirely new concept in the transit market.  Market research indicates that there is limited competition in this market.  Current competitors are relatively small companies and none provide a range of features that match those of the corporation.  Competition in shelter lighting consists of large, expensive, non-integrated solutions using traditional fluorescent or incandescent illumination.  They are either solar powered (requiring extensive panelling) or connected to the power grid.  There are no competitors offering an efficient, cost-effective LED illuminated solution.

Competition- Transportation/Railway/Mining/Aviation Markets

Traditional hazard markerlights consist of incandescent bulbs powered by the electric grid or, for temporary installations, traditional batteries (both rechargeable and non-rechargeable). Management is of the opinion that the total cost of installing a light powered by the electrical grid on a highway/roadway/railway is very expensive, because of the difficulty in providing power to the light.  The installation of wiring can be expensive because of cost of burying the wires.  If the electricity grid is not available, to the best of management’s knowledge, current technology cannot provide a light that can be mounted permanently. In the opinion of management, the Corporation’s lights allow lights to be installed for a tenth the cost of traditional lighting, and, if electricity is not available, allow lighting to be installed where it could not have been installed in the past.

Primary Competitors-Marine Lighting

In management’s opinion, the main or dominant players with worldwide sales in the marine sector are as follows:

1.

Tideland Signal Corp.

Tideland Signal Corp., headquartered in Houston, is a leading international supplier of marine aids to navigation to Coast Guards, lighthouse authorities, Departments of Transportation, sea communication organizations, and oil companies throughout the world.  Tideland is a private company and its annual revenues are not published. Tideland has five offices overseas, and a worldwide network of agents.  The Corporation deals almost exclusively with navigation equipment of all types.

2.

Automatic Power Inc.

In 1989, Automatic Power of Houston was purchased by a Swedish concern and merged with A.B. Pharos Marine Ltd., a large aid to navigation company in Europe.  Today, the combined Automatic Power/Pharos Marine Group is a leader in aids to navigation.  API is a private company, and the revenues are not known. This company also has offices in five countries and, in the opinion of the Corporation’s management, competes directly with Tideland for most markets.

3.

Sealite Pty. Ltd. (Sealite)

Sealite is an Australian company that has been manufacturing solar, wind and mains powered marine lanterns since 1982. During the last seventeen years, management estimates that Sealite has supplied a few thousand lanterns.  Sealite has been most active in the aquaculture sector.

4.

Vega Industries Ltd. (Vega)

Vega is a small New Zealand company established in 1972 to develop aviation lights.  They now supply rotating lighthouse beacons, remote monitoring and control systems for lighthouses and visual signal projectors for military applications.  Their primary focus is on electro-optics and the lantern component of navigation lights. Management of the Corporation believes that their total output of buoy lanterns since inception is in the hundreds and that their market focus has been on the higher powered, lower volume sector.

5.

ZeniLite Light Buoy Co. Ltd. (Zenilite)

ZeniLite is a Japanese company that started its navigation aid manufacturing business in 1962.  It is a medium-sized company and one of the mainstream traditional navigation light manufacturers.  They manufacture a wide, comprehensive range of navigation buoys and lights.  ZeniLite's market focus has been on the high-end, big-ticket navigation aids and they currently have only two, semi-unitized, models of light.  Product quality is high with a corresponding price ticket.  Management of the Corporation estimates that ZeniLite has the resources to expand their product range to respond to market trends.

Primary Competitors-Transporation Lighting

1.

Solar Outdoor Lighting (SOL)

Manufacturing industrial grade solar lighting systems.  Their transit lighting products provides a security light at bus stops or within transit shelters.

Primary Competitors-Railway and Mine Lighting

2.

The Nolan Company

This company sells hazard lights to railroads, industry, mines and quarries.  It does not appear to use LED technology. Some of its products appear to be solar powered.

3.

Western-Cullen-Hayes, Inc.

This company supplies an array of products for railway and industrial hazard lighting applications including LED lights.  None of their lights appear to be solar powered.

Carmanah’s Competitive Advantage

Most of the products with which the Corporation’s lights compete require frequent battery replacements, and/or use traditional light bulbs.  Management of the Corporation believes that the problems associated with these traditional features include the following:

1.

Replaceable batteries have short service life.

2.

Filament lamps burn out and require replacement.

3.

Casing can require servicing due to degradation.

4.

Problems with external moving parts (i.e. switches) can occur in outdoor environments.

5.

Moisture or salt buildup on the electronics of a light can occur if the casing requires opening.

In comparison, management of the Corporation believes that the competitive advantages of the Corporation’s light products are that they:

1.

are maintenance free;

2.

do not contain any moveable parts;

3.

are encapsulated for maximum protection, which, in the opinion of management, makes the products more robust than traditional lights;

4.

are compact, self-contained and unitized;

5.

are completely and permanently sealed; and

6.

are stand-alone, in that they use a renewable energy source.

In addition to the above, management believes that the Corporation is the only company in the market with a solar LED "smart" light. As discussed in "Use of Technology" herein, a micro-processor, programmed with the Corporation’s proprietary software, resides in the more advanced Carmanah products.  The software controls the flash pattern, intensity of the light, and sensitivity of the light (automatic "on/off" when sensing daylight).  Each of these characteristics can be programmed at the the Corporation’s factory, or by a Carmanah distributor with the use of an infrared remote. The software also automatically adapts the light to its solar environment.  Since the Corporation’s lights are shipped to places as diverse as Norway and Egypt, management believes that this software will ensure that the light will be able to adapt and continue to operate correctly with the solar illumination that it receives in its eventual mounting location.

Operations

Manufacturing Process

The Corporation’s manufacturing process is a mix of 'build to order' and 'build to stock' in batches.  The Corporation’s distribution arrangements encourage bulk orders with scheduled deliveries so production planning can be forecasted.  Most orders are for standard models with an additional small percentage requiring customization. The Corporation purchases raw material based on its proprietary design and processes them through three operations as detailed below.

Printed Circuit Board Assembly (sub contracted)

Assembly of the printed circuit board consists of mounting electronic components onto the boards and soldering the connections.  This process is currently being contracted out; all components are sent to the contractor who returns the boards assembled and tested.

Mechanical Assembly

Mechanical assembly is a methodical assembly including: fitting the solar panel to the lens, fitting the electronics to the lens, testing the unit and adding identification.

Encapsulation

The Corporation encapsulates the solar panels, circuits and batteries for most of its products in a polymer that protects these components from the environment and from vandalism. The encapsulation process uses machines that meter and mix a two part polymer, while evacuating air and moisture.  The process for encapsulation of solar panels has taken several years to perfect.

Testing

Management is of the opinion that the ability to test its own products reduces the Corporation’s design cycle time and allows it to improve and modify its products more efficiently and effectively. The Corporation has built a 'light tunnel', calibrated to international standards, for accurately testing the light output of its products and of competitive products.  This device can tilt the lantern through plus or minus 20 degrees and rotate it through 360 degrees so as to fully characterize the light output of the lanterns for proof of compliance to customer specifications.

The Corporation has built an ultraviolet test chamber for doing accelerated lifetime testing of its products by exposing them to continuous high levels of UV light. The Corporation also has a thermal chamber capable of continuously cycling product from minus fifty degrees Centigrade to plus eighty degrees Centigrade under variable humidity. This temperature testing is used to ensure that designs meet the claimed range of temperature performance.  The solar performance of the Corporation’s lights is checked using a roof-top testing facility that utilizes Labview monitoring equipment to record various aspects of product performance. Various other test equipment checks for the effect of shock, vibration, and solar panel over-heating.

These in-house facilities are used for simulating extreme environmental conditions to predict and improve product lifetime and performance in all areas of the world. In addition to in-house testing, the Corporation utilizes recognized testing labs for certification to international standards such as the European 'CE' EMI requirements.

Quality Assurance

In order to optimize internal processes, product performance and customer service, the Corporation has chosen to develop its system based on the ISO 9001:2000 Quality Standard.  Carmanah was certified in August 1999, and has successfully completed its ISO audit assessment each year thereafter.

Sales and Marketing

Carmanah’s Sales and Marketing Division entered the year with all of the fundamentals of a winning team.  With the exceptional level of our core sales and marketing skills and the industry expertise gained over the course of 2001, 2002 was a year to make serious strides in each of our target markets.

To ensure that we maximized on the many opportunities in front of us, we made the decision to add a dedicated Vice President of Sales and Marketing to our management group.  In July, Mr. Michael Ball joined Carmanah in this capacity and added the experience and tenacity necessary to compete globally.

Previously a Vice President with Creo Inc., one of Canada’s most successful hardware/software companies, Michael was responsible for building a sales and marketing presence in North America and Europe.  He participated in major acquisitions and negotiated OEM and strategic partnerships of considerable scale.  With the addition of Michael’s skills and background, Carmanah’s already solid Sales and Marketing Division became substantially stronger.

Our sales and marketing efforts during 2002 produced results on all fronts, and our Corporation’s market presence continued to escalate in every sector targeted.

Sales of marine lighting products continued to make up the largest part of Carmanah’s total revenues.  Although this growth was no surprise, there appears to be more opportunity in this market segment than originally expected.  Our lights are not only being used to replace incandescent lighting installations, but they are also now being used to illuminate locations that were previously unlit, due to the prohibitive costs of traditional technologies.

It is important to note that although marine sales are growing rapidly for our Corporation, the percentage that they represent of our overall revenues is decreasing as new market products gain momentum.  The inroads made into the worldwide public transportation markets are on the upswing and consistent with the targets set at the beginning of 2002.  We are confident that the table is set for wide, cross-market acceptance in the months and years ahead.  Our European offerings into the roadway sector are being well received, and we expect further success beyond our current UK presence within the coming year.  The strong market pull from the aviation industry has been a pleasant surprise, as this market was not expected to contribute significantly over our current three-year business plan.  Railway and other secondary markets are also growing.

As we further develop our direct sales force and the reach of our successful e-commerce program, we are enjoying steadily increasing margins.  We are proud to see our revenues reach a record growth rate of 91% in 2002 while increasing our gross margin by 3% to 56%.  These are healthy indicators, and are reflective of a company with a growing audience and a definable market advantage.

Engineering/Research and Development

The growth of our Sales and Marketing Division and the number of new product opportunities arising from corresponding business development efforts has lead to a very busy year for our Engineering Division.  Not only has our technical team been kept very busy but our Product Development Manager was relocated to London in the fall of 2002 to support various projects there and to initiate Carmanah’s distribution and product development activities in Europe.  Although this was a major change, it was agreed that this move would provide Carmanah with the technical expertise needed to compete in Europe.  The opening for a new Product Development Manager at our headquarters was filled in early 2003.  We are pleased that Carmanah is attracting the attention of strong candidates for this opening and other positions.

As Carmanah expands its direct interface with the marketplace, we predict we will be faced with more engineering opportunities.  Our Corporation is excited at the increased activity in product development and we see the expansion of this part of our business as fundamental to the ongoing enhancement of our competitive advantage.  We are simultaneously developing further differentiations in our core technology, while adapting the technology to a wide range of new applications.  Leveraging our Corporation’s platform technology is fundamental to our growth strategy and a very effective way to enter new markets swiftly and successfully.  Over the coming months, we will be increasing the number of staff in the engineering disciplines and we plan to expand the breadth of our core competencies significantly by mid-2003.

Our “Solar Engine” is making its mark in each industry our Corporation enters and, with continuing development, this technology will provide us with the sustainable competitive advantage required to dominate an industry or sector.  In the early part of 2003, we will be adding additional optical and industrial design expertise to the Engineering Division, as we prepare for the significant growth expected in 2003 and 2004.

Our Research and Development group was again led in 2002 by Dr. David Green, Carmanah’s founder.  His reputation in the solar-powered LED lighting field has earned our Corporation significant credibility, confidence and respect among international experts and regulatory authorities.  In fact, his leadership role in renewable resource technologies assisted us in obtaining a $500,000 grant from Sustainable Development Technology Canada (SDTC) in the fall of 2002.  Carmanah was one of eight companies chosen by SDTC from more than 700 applicants.  The grant will be used to further develop our Corporation’s proprietary edge-lit LED lighting technology; we anticipate this new competency will provide many product and market opportunities in the future.

 Operational Comments

As we see our annual sales grow and our employee base expand, the infrastructure and operational elements of our Corporation experiences pressure to keep pace.  The ongoing evolution and maturing of Carmanah’s systems have been a constant over the past several years and we expect this trend to continue.

The Operations Division of Carmanah spent the first half of 2002 preparing for a significant increase in the size or our facilities.  In June 2002, we expanded from 7,500 square feet to approximately 20,000 square feet.  This shift occurred with a minimum disruption to business activities and was executed by our C.O.O., Mr. Chuck Francis, on time and under budget (less than $200,000 including tenant improvements, furniture and technical equipment).  We continue to be frugal, as additional space will be required by mid-2003 to accommodate larger technical facilities.

As a direct result of sales growth and the expansion of our product line, we are addressing the various manufacturing challenges that will unfold as we execute on the next twelve to eighteen months of our business plan.  To ensure we are prepared to deliver on the rapidly growing demand for our products, our Corporation will be adding broader experience to our manufacturing team in the very near future.

In 2003, we predict a need for considerable enhancements to our production facilities or an element of “outsourcing” of manufacturing.  It is possible that a combination of the two paths will be required as our Corporation starts to offer both high volume, high value products and short run, hand-crafted technology.  This area of development for Carmanah will undoubtedly be the source of many discussions in early 2003, and an evolution in our manufacturing processes in anticipated.

Our human resource requirements are also increasing and we have addressed this reality with the addition of a dedicated Human Resource Manager in late 2002.  It is our goal to provide the kind of workplace that attracts “winners and world beaters”, and our Corporation is committed to providing each team member with every opportunity for success.  Carmanah’s staff are highly motivated through our “Shared Success” stock option plan and energized by the exciting growth and challenges before them.

C.

Organizational Structure

The Corporation was incorporated as Andina Development Corporation (the “Corporation”) by a Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996 with an authorized capital of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in series. By a Certificate of Amendment dated November 18, 1999, the Corporation restated its Articles of Incorporation. Pursuant to a Certificate of Amendment dated January 14, 2000, the Corporation changed its name to Bargain Castle International Limited and pursuant to a Certificate of Amendment dated February 10, 2000, the Corporation changed its name back to Andina Development Corporation. On June 10, 2002, after completing its reverse takeover of CTI, the Corporation changed its name to Carmanah Technologies Corporation and consolidated its common shares on the basis of one post consolidated common shares for each 1.5 common shares previously outstanding.

The Corporation’s common shares were originally listed on the Canadian Venture Exchange (now the TSX Venture Exchange) on January 8, 1997 having a trading symbol “ADZ”.  On June 21, 2001, after completion of the Corporation’s reverse takeover of CTI, the Corporation’s common shares traded under the symbol “CMH”.

The head office and principal business address of the Corporation is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. The registered and records office of the Corporation is located at 1600 Canada Place, 407 2nd Street S.W., Calgary, Alberta, T2P 2Y3.

CTI has become the Corporation’s wholly owned subsidiary and its office is located at Building 4, 203 Harbour Road, Victoria, BC, Canada V9A 3S2.

D.

Property, Plants and Equipment

The Corporation’s corporate office currently shares approximately 6,700 square feet of office space at Suite 1304, 925 West Georgia Street, Vancouver, B.C., Canada with a number of other companies under a lease which expires November 30, 2004. The shared property provides office space to the Corporation for administrative and shareholder promotion purposes.

The Corporation operates out of two buildings comprising about 20,000 square feet located at the Pacific Marine Technology Centre in Victoria, B.C.  The lease expires in September, 2006.  CTI is currently up to date with its lease payments.  Some office space in close proximity has been rented to accommodate overflow staffing. Total rent for all facilities is approximately $8,914 per month.

Equipment

Carmanah presently owns all of its own equipment with the exception of some computer equipment which is leased from IBM Leasing and GE Capital Leasing.  CTI has entered into leases with IBM commencing December 2000, March 2001 and May 2001, and with GE Capital Leasing commencing November 2002.  CTI also leases some printer/copiers from Minolta pursuant to lease documents commencing August 2002.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Corporation as at December 31, 2002, 2001 and 2000 and for its last three fiscal years ending December 31, 2002, 2001, and 2000 should be read in conjunction with the audited consolidated financial statements of the Corporation and related notes included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the financial statements to U.S. GAAP is set forth in Note 17 of the audited December 31, 2002 consolidated financial statements included herein at Part IV – Item 17.  Refer to Note 17 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2002, 2001 and 2000 are as follows:

Year Ended December 31, 2002 as compared to Year Ended December 31, 2001

The Corporation’s total revenues for the 12 months ended December 31, 2002 increased 91% to $6,468,899, compared with $3,373,453 for the preceding year.  Revenues were derived from the sale of solar-powered LED (light emitting diode) hazard, safety and navigation lights.  Sales were sourced through a worldwide distribution network and direct sales efforts in key market segments and territories.  Revenue growth was achieved through increased investment in direct sales and marketing resources and activities.  Sales increased throughout the Corporation's existing product lines and through the introduction of several new products.

Net income (loss) for 2002 was $36,393, compared with $(676,498) for 2001.  The net profit for 2002 was primarily the result of increased sales, improved gross margins and lowered operating costs as a percentage of sales.

The Corporation’s gross profit margin increased to 56% of sales, a 3% increase over previous year's 53% gross profit margin.  This increase was the result of an aggressive direct sales program.  Products sold via direct sales methods were priced at retail, rather than at the wholesale pricing extended to distributors. Direct sales comprised 43% of total sales in fiscal 2002, compared with 22% in fiscal 2001.

Wages and benefits expense represents the Sales and Marketing, Operations and Finance departments.  For the year ended December 31, 2002, wages and benefits increased 34% to $1,517,416, compared with $1,135,033 in 2001.  This increase was the result of the implementation of a direct sales commission plan in 2002, as well as an increase in new hires.  Carmanah had 47 Full-Time Equivalent's (FTE's) in fiscal 2002, compared with 31 FTE's in 2001. Office and administration expenses in 2002 were $684,531, representing a 27% increase over 2001 at $539,360.  During the 2002 year, the Corporation moved its sales, operations, and engineering departments into an adjacent building, resulting in increased rent, utilities and general office costs.  Given the sales growth experienced in 2002, however, the total office and administration expenses in 2002 were minimal; office and administration represented only 11% of total sales in 2002, as compared to 16% in 2001.

During 2002, research and development expenses of $543,051 represented a 100% increase over the previous year's $271,485.  This $543,051 is net of eligible expenses recovered under a grant awarded to the Corporation by Sustainable Development Technology Canada.  Under the terms of the agreement, the Corporation will be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000.  As at December 31, 2002, eligible research and development expenses in the amount of $142,734 were recovered.  Carmanah also invested in development of products for new markets.  Approximately 41% of total research and development expenses represent new product development.  Furthermore, in 2002, the Corporation did not defer any of its research and development expenses in 2002, whereas it deferred $231,202 in 2001.

Sales and marketing expenses in 2002 were $533,041, representing a 166% increase over 2001 at $200,705.  Carmanah continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace.  Focus was also placed on new market introduction as well as key trade shows and customer contact.

Year Ended December 31, 2001 as compared to Year Ended December 31, 2000

The Corporation’s total revenues for the year ended December 31, 2001 increased 52% to $3,373,453 compared with $2,240,897 for the preceding year.  Revenue growth was achieved through increased investment in sales and marketing resources and activities.  Sales were increased throughout our existing product lines and through the introduction of several new products as well.

Net income (loss) for fiscal 2001 before depreciation and amortization was $(335,652), compared with $154,385 in fiscal 2000.  The 2001 loss includes the significant increase to research and development expenses on the income statement of $271,485, versus the minimal expense in 2000 of $24,773.  The loss can also be attributed to the costs of our public listing in 2000 and the additional resources and administrative expenses required to support the extensive sales and marketing activities.

The Corporation’s gross profit margin increased to 54% of sales, an 8% increase over previous year's 46% gross profit margin.  This increase is the result of an aggressive direct sales program and an increased focus and emphasis on e-commerce sales initiatives.  Direct sales comprised 22% of total sales in fiscal 2001, compared with 4% in fiscal 2000.

Wages and benefits for the 2001 fiscal year increased 116% to $1,135,033, compared with $559,148 in 2000.  This is the result of increased sales, business development, production and administrative staff to support the Corporation's expansion into new products and new markets.  The Corporation’s staffing grew 100% to 30 Full-Time Equivalent's (FTE's) in fiscal 2001, compared with 15 FTE's in 2000.

Fiscal 2001 office and administration expenses of $539,360 increased significantly over last year's $176,296.  This is the result of the one-time costs incurred for the reverse takeover listing, as well as additional ongoing public company expenses and the increased infrastructure required to support staffing growth.

Sales and marketing expense in the amount of $200,705 at 2001 year end, represents a 132% increase over $86,550 at 2000 year end.  The Corporation continued to increase sales and marketing activities for new and existing product lines, throughout its worldwide marketplace.  Focus was placed on new market introduction as well as key trade shows and customer contact.

Year end 2001 indicates research and development expenditures of $271,485, compared with fiscal 2000's $24,773.  This significant increase on the statement of operations and deficit is the result of two factors.  Firstly, the Corporation did not book the Scientific Research and Experimental Development (“SRED”) cost recovery against its R&D expenses in year 2001, as was done in 2000.  As a wholly owned subsidiary of the public company Carmanah Technologies Corporation, Carmanah Technologies Inc. may no longer recover research and development expense reimbursement through SRED.  The claim may only be applied as a tax credit against future cash taxes payable.  Secondly, the Corporation did not capitalize as many of its projects in this current year.  Carmanah's previous investment in intellectual property (over the past several years) to develop the underlying core technology has resulted in the ability to turn new ideas for new markets into saleable product much faster.

The total investment in research and development including the capitalized portion increased 42%, represented by $502,687 in 2001 compared with $354,112 in 2000.  However, as a percentage of sales, total investment in research and development was 15% of 2001 sales, compared to 16% of 2000 sales, indicating that growth in R&D investment is maintained at a consistent level with sales.

The Corporation's cash balance increased from $185,634 as at December 31, 2000 to $1,060,817 as at December 31, 2001, an increase of $875,183.  Net cash usage from operations and investing activities for the year was $750,345 versus $511,137 last year.   Financing for Carmanah's operations was funded from the $1.75 million raised in the capital transactions entered into upon completion of the reverse takeover.  Net working capital at year-end was $1,664,885, with a current ratio of 4.76 and $47,447 of non-current debt obligations.

B.

Liquidity and Capital Resources

The Corporation reported a positive working capital of $2,006,148 at December 31, 2002 compared to a positive working capital of $1,664,885 at December 31, 2001, representing an increase in working capital of $341,263. As at December 31, 2002, the Corporation had a net cash on hand of $679,100 compared to $1,060,817 in the previous year. Current assets excluding cash at December 31, 2002 increased by $1,448,269 compared to December 31, 2001 which is attributable to increases in accounts receivable of $983,934, inventories of $470,227 and prepaid expenses and deposits of $16,736. Current portion of advances receivable decreased by $22,628. Current liabilities at December 31, 2002 increased by $725,289 due to increases in accounts payable of $606,138, bank loan of $110,000, deferred revenue of $11,042 and current portion of obligations under capital leases of $$22,215. Future income taxes decreased by $18,000 and current portion of long term debt decreased by $6,106.

Net changes in non-cash working capital balances utilized $853,717 of cash for the year ended December 31, 2002, increasing cash utilized in operating activities to $469,324. By comparison, net changes in non-cash working capital balances utilized $57,688 of cash for the year ended December 31, 2001, increasing cash used in operating activities to $393,340.

During the year ended December 31, 2002, the Corporation purchased capital assets of $269,428, sold an automobile for $4,600, invested $13,757 in patents and received payments of $22,628 against advances receivables.  The Corporation leases computer equipment under lease agreements with a present value of $97,581 and paid interests of $7,692 during the year on these leases. The Corporation also has operating lease agreements for the rental of premises and equipment amounting to $447,558 until 2006. During the year ended December 31, 2001, the Corporation utilized $231,202 of cash for development costs, invested $12,627 in patents and other intangible assets, purchased capital assets of $138,848 and received $10,528 in payments against advances receivable.

During the year ended December 31, 2002, the Corporation completed a non-brokered private placement of 440,000 common shares at a price of $0.54 per common share for gross proceeds of $237,600. Expenses on the private placement amounted to $11,010. The proceeds from the private placement were allocated towards general operating expenses.

During the year ended December 31, 2002, the Corporation utilized an aggregate of $68,026 of its cash to repay its long term debt of $43,114 and obligations under capital leases of $24,912. The Corporation received $110,000 from a bank loan and $75,000 from an issuance of long-term debt. By comparison, during the previous year, the Corporation utilized an aggregate of $328,907 of its cash to repay the following: its loan from the bank of $60,000, long term debt of $51,906, advances from Andina of $200,000 and obligations under capital leases of $17,001.

As at December 31, 2002, the Corporation had accounts receivable of $1,366,780 and aggregate advances receivable of $138,344 (2001 - $160,972). The advances receivable represents the funds advanced to Bargain Castle. During the year, these advances receivable are payable in monthly installments of $3,000 including annual interest at the rate of 8% per annum. The debt is secured by a first charge over all the assets of Bargain Castle, pursuant to a general security agreement. Subsequent to the year-end, monthly installments were increased from $3,000 to $4,000 and the Corporation stopped charging interest on the advances.

Financing for the Corporation’s operations was funded primarily from the reserves of original funds raised in the 2001 reverse takeover and a private placement during the current year of $237,600. The Corporation has and may continue to have capital requirements in excess of its currently available resources.  In the event the Corporation’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Corporation may be required to seek additional financing. Although revenue growth in 2002 was significant, there is no guarantee those increases will continue in the future.

Subsequent to December 31, 2002, the Corporation completed a non-brokered private placement of 2,000,000 common shares at a price of $0.74 per common share for gross proceeds of $1,480,000 before commissions and expenses of $215,481.

The other sources of funds potentially available to the Corporation are through the exercise of outstanding 1,167,467 share purchase warrants, 233,493 brokers’ warrants and 3,149,829 stock options as follows:

Security	Number	Exercise Price	Expiry Date
Share purchase warrants	1,167,467	$1.25	June 21, 2003
Broker’s warrants (1)	233,493	$0.75	June 21, 2003
Stock options	229,333	$0.60	February 3, 2005
Stock options	2,753,832	$0.75	June 20, 2006
Stock options	166,664 (2)	$0.75	June 13, 2007

(1)

Entitle the holder to one common share until June 21, 2003 at a price of $0.75.

(2)

Out of the 166,664 stock options, 83,332 stock options are exercisable as at December 31, 2002.

There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

C.

Reseach and Development, Patents and Licenses, Etc.

At the present time Carmanah Technologies has five proprietary technologies that it has protected, or is in the process of protecting, through patent procedures. All five patented technologies relate to Carmanah’s core technology of solar-powered LED lighting. The inventors on the various patents vary, but all patents have been assigned to Carmanah Technologies Inc.

The first proprietary technology relates to the manufacture of unitized solar-powered LED lights in which electrolytic double-layer capacitors (rather than batteries) are used as the energy storage mechanism. This technology is patented in the United States ("A Light Assembly", patent 5,782,552, July 21, 1998), and in Europe (patent 0851989, Sept., 27, 2000) The European patent is ratified in the U.K, France, Italy, and Germany (as patent number 696 10 504.7-08).

The second proprietary technology relates to the manufacture of unitized, sealed solar LED lights in which batteries are the energy storage mechanism. Patents have been obtained in the U.S. ("Sealed Solar-Powered Light Assembly", patent number .6,013,985, January 11, 2000) and Canada (patent number 2,241,044)

The third proprietary technology relates to a software algorithm that allows solar LED products to adapt their energy consumption to their solar environment, and therefore extends the range of use of a solar LED light to very poor solar illumination conditions.  A U.S. patent for this technology was issued on June 3, 2003, as "Automatic Light Control for Solar-Powered Lighting", U.S. patent number 6,573,659).

The fourth proprietary technology relates to a method of doming solar panels and integrating them into the lighting product. It specifically identifies three highways products in which this doming process is used. This patent is filed as a Patent Convention Treaty International Application serial number PCT/CA02/00574  “Potted Domed Solar Panel Capsule and Traffic Warning Lamps Incorporating Same”, April 22, 2002.

The fifth proprietary technology relates to providing solar-powered lighting at bus stops. A U.S. Provisional Patent, serial number 60/412,779, entitled Solar-Powered Bus Stop, was submitted on September 24, 2002.

Carmanah has trademark protection in Canada and the U.S. for solar powered lighting .

Management believes that CTI's current proprietary rights are sufficient to carry on its research and development activities for new lighting products, as currently contemplated.  Despite CTI's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its technology or to obtain and use information that CTI regards as proprietary.  The policing of unauthorized use of any intellectual property is difficult and the extent of any such piracy is difficult to determine.  The laws of some foreign countries do not protect proprietary rights as fully as do the laws of Canada and the United States.  There can be no assurance that CTI's efforts to protect its proprietary rights in Canada and the United States or abroad will be adequate or that competition will not independently develop similar technology.

CTI is not aware that it is infringing any proprietary rights of third parties.  CTI cannot assure investors that third parties will not claim that CTI has infringed their intellectual property rights.  CTI may experience infringement claims in the future as the number of products and competitors in this industry segment grows and the functionality or products in different industry segments overlap.  Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays, or require CTI to enter into royalty or licensing agreements.  Such royalty or licensing agreements, if required, may not be available on acceptable terms to CTI, if at all.  In the event of successful claim of patent infringement against CTI and CTI's failure or ability to license the infringed or similar technology, the business, operating results and financial condition of CTI would be materially adversely affected.

D.

Trend Information

The Corporation does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Corporation’s liquidity either materially increasing or decreasing at present or in the foreseeable future.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of the directors and senior officers of the Corporation as at December 31, 2002, their municipalities of residence, their current positions with the Corporation and their principal occupations during the past five years. All of the Directors are residents of Canada.

Directors were elected at the last Annual General Meeting held on June 13, 2002 and/or appointed to fill any vacancy created on the Board of Directors, and serve until the next Annual General Meeting of Members, or until their successors are appointed.  Officers are appointed by the Board of Directors and serve at the pleasure of the board.

Name, Age and	Position(s) with the	Terms of the Various
Municipality of	Corporation	Offices Held
Residence

David Green Age: 55 5010 Lockehaven Drive Victoria, B.C. V8N 4J5 Canada	Chairman, Chief Technology Officer and Director

Chairman, Chief Technology Officer and Director of the Corporation since June 18, 2001.

Founder of Axys Group from June 1974 to December, 1988, which spun off a number of high tech companies; technical expert at the University of South Pacific in Fiji from January, 1990 to January, 1993; President of Carmanah Management Corp. from August 1993 to the present; Chairman and Chief Technology Officer of CTI since incorporation in 1998, founder and board member of NxtPhase Corporation since 1997.

Art Aylesworth Age: 50 4730 Spring Road Victoria, B.C. V9E 2B5 Canada	Director, President and Chief Executive Officer

Director, President and Chief Executive Officer of the Corporation since June 18, 2001.

Sales Manager, Vice President and President of Sharp’s Audio Visual Ltd. which sells and services audio visual equipment, from November 1982 to August, 2000; President of CTI from May, 2000 to the present.

Praveen K. Varshney (1)(2) Age: 38 3886 West 38th Avenue Vancouver, B.C. V6N 2Y4 Canada	Director

Director of the Corporation since May 21, 1996.

Director and Secretary of the Corporation from May 21, 1996 to January 30, 2000.

President, Chief Executive Officer, Chief Financial Officer and Director of the Corporation from January 31, 2000 to June 19, 2001.

Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from August, 1991 to December 31, 1999; Partner, Varshney Chowdhry & Co., Chartered Accountants, between May 1993 and September 1995; Self-employed Chartered Accountant, Vancouver, B.C., between August 1991 and April 1993.

Trevor Johnstone(1) Age: 49 3433 Marpole Avenue Vancouver, BC V6J 2S3 Canada	Director

Director of the Corporation since June 13, 2002.

Chartered Accountant and Certified Public Accountant; Founder and Managing Director of Tricor Pacific Capital, Inc., a private equity investment firm; Director of NorskeCanada (TSE);  Director and Corporate Secretary of Helijet International Inc. (TSX); Chairman of Pacifica Papers Inc. from July 1999 to August 2001; Principal and Chief Financial Officer of Macluan Capital Corporation from January 1990 to February 1996; Practicing Chartered Accountant 1979 through 1995

Kelly Edmison(1) Age: 51 5592 Alma Street Vancouver, B.C. V6N 1Y1 Canada	Director

Director of the Corporation since June 13, 2002.

Barrister & Solicitor; President, Chief Executive Officer and a Director of Devon Ventures Corporation, a merchant banking firm; has been a director of several publicly traded companies, such as, PCS Wireless Inc. (TSX), eDispatch Wireless Data Inc. (TSE), Icron Technologies Inc. (TSX), A.L.I. Technologies (TSE), and has been a secretary of venture capital financed companies, such as, NxtPhase Corporation, Sonigistix Corporation, Synapse Technologies Inc. and Colligo Technologies Corporation; Practiced Securities and Commercial Law with Ladner Downs (now Borden Ladner Gervais) from 1985 to 1995.

Peeyush K. Varshney (2) Age: 36 3703 West 11th Avenue Vancouver, B.C. V6R 2K7 Canada	Corporate Secretary

Director of the Corporation from January 31, 2000 to June 12, 2002.

Secretary of the Corporation since January 31, 2000.

President, Chief Executive Officer, Chief Financial Officer and Director of the Corporation from March 26, 1996 to January 30, 2000.

Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from July, 1996 to December 31, 1999; Associate, Campney & Murphy, Barristers and Solicitors, from September 1994 to July 1996; Articled Student, Farris, Vaughan, Wills & Murphy, Barristers and Solicitors, from September 1993 to August 1994.

(1)

Denotes member of the Corporation’s Audit Committee.

(2)

Messrs. Praveen Varshney and Peeyush Varshney are brothers.

A.

Compensation

The aggregate amount of compensation paid by the Corporation during the fiscal year ended December 31, 2002, to all Directors and Officers, as a group, for services in all capacities was $491,303 (2002 – $508,373). See “Management Contracts” below.

The Corporation is required under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its Directors and Officers.  The following information fairly reflects all material information regarding compensation paid to the Corporation’s Directors and Officers, which information has been disclosed to the Corporation’s shareholders in accordance with applicable Canadian law:

As at December 31, 2002, the end of the most recently completed fiscal year of the Corporation, the Corporation had two Named Executive Officers, David Green, the Chairman, Chief Technology Officer and a Director of the Corporation and Art Aylesworth, the Chief Executive Officer and a Director of the Corporation.

The criteria used in determining the amount of Executive Officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Corporation is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Corporation.  For additional information with respect to stock options granted to executive officers, please refer to the heading  “Stock Options” under Item 12 below.

The following table sets forth particulars concerning the compensation of the Named Executive Officers for the Corporation’s previous three financial years:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Position of Principal	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
David Green Chairman & CTO	2002 2001 2000	$74,083 $80,000 $80,000	Nil Nil Nil	$2,161(1) $1,604(1) $12,000(2)	Nil 125,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Art Aylesworth President, CEO, & Director	2002 2001 2000	$135,000 $135,000 $67,500(3)	Nil Nil Nil	Nil Nil Nil	Nil 425,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1)

Comprised of employee benefits.

(2)

Comprised of employee benefits (including health) equalling approximately 15% of salary.

(3)

Mr. Aylesworth commenced employment in May 2000 on a part-time basis and began full time employment in September 2000. Mr. Aylesworth was appointed President & CEO effective December 31, 2000. Salary listed above represents compensation from May 2000 to December 31, 2000.

Long Term Incentive Plan Awards to Executive Officer

The Corporation has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Corporation’s most recently completed fiscal year.  A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options & SARs Granted to Executive Officer

During the year ended December 31, 2002, no stock options were granted to the Executive Officers of the Corporation. The following table summarizes the stock options held by the Executive Officers of the Corporation as at December 31, 2002. “Options to Purchase Securities from Corporation – Stock Options.” No SARs (Stock Appreciation Rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/ Security)	% of Total Options Granted to Employees in Fiscal year	Market Value of Securities Underlying Options on the Date of Grant ($/Security (1)	Expiration Date
David Green	June 20, 2001	125,000	$0.75	69.12%	$0.75	June 20, 2006
Art Aylesworth	June 20, 2001	425,000	$0.75	69.12%	$0.75	June 20, 2006

(1)

Calculated as the closing price of the Corporation’s shares on the TSX Venture Exchange on the date of grant.

Aggregate Options/SARs Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Options/SARs Values

During the year, no stock options were exercised by the Executive Officers of the Corporation. During the year, no outstanding SARs were held by the Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

On November 9, 2000, a job description and terms of employment was formalized with David Green to serve as Chairman and Chief Technology Officer of the Corporation. Compensation paid to David Green is $80,000 per annum. The Corporation also maintains key man insurance for David Green pursuant to a policy with Aetna Life Insurance dated February 5, 1998 and terminating February 5, 2034. There are no compensatory plans or arrangements with respect to David Green resulting from resignation, retirement or other termination of employment or from a change in control of the Corporation.

Pursuant to an employment agreement effective September 1, 2000, renewed as of January 1, 2002 and amended on October 18, 2002, between the Corporation and Convertech Solutions through which Art Aylesworth is employed as President and Chief Executive Officer, Convertech Solutions is entitled to an aggregate of $19,150 per month, a portion of which is allocated to Art Aylesworth whose salary is $135,000 per year. The employment agreement provides a formula of compensation upon termination.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above.  During the most recently completed financial year, the Corporation paid an aggregate of $14,000 (being $1,000 per month to each director commencing June 1, 2002) to two directors of the Corporation.

The Corporation has no standard arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange (the “Exchange”).  During the most recently completed financial year, the Corporation granted incentive stock options to purchase an aggregate of 166,664 common shares to directors of the Corporation.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Corporation have been indebted to the Corporation or its subsidiary during the fiscal year ended December 31, 2002.

Corporate Advisory Agreement

The Corporation is party to a corporate advisory agreement with the following company all of which relate to compensation paid to certain members of management for their services to the Corporation.

Varshney Capital Corp.

Pursuant to an advisory agreement dated June 20, 2001, between the Corporation and Varshney Capital Corp., (“VCC”), a B.C. private company partially owned by Praveen Varshney and Peeyush Varshney, director and secretary of the Corporation, the Corporation paid an aggregate of $120,000 (2001 - $60,000), being $10,000 per month, to VCC during the fiscal year ended December 31, 2002.

Stock Options

The shareholders of the Corporation approved the adoption of the Corporation’s current stock option plan by a resolution dated May 10, 2001 (the “Existing Plan”). Pursuant to the Existing Plan, the Board of Directors may allocate non-transferrable options to purchase common shares of the Corporation to directors, officers, employees and consultants of the Corporation and its subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 4,075,555 common shares. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, purchased shares subject thereto shall again be available for the purpose of this Plan.

Under the Existing Plan, at the time of granting the options, the aggregate number of common shares to be delivered upon the exercise of all options granted thereunder and the aggregate number of common shares to be delivered upon exercise of the options to any one individual granted thereunder may not exceed the maximum number permitted by any stock exchange on which the common shares may be listed or to other regulatory body having jurisdiction.

Options issued pursuant to the Existing Plan, will have an exercise price to be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such price be lower than the price permitted by the Exchange.

As at December 31, 2002, the following directors’ and employees’ stock options to purchase a total of 3,149,829 common shares of the Corporation were outstanding:

Number	Exercise Price	Expiration Date
229,333	$0.60	February 3, 2005
2,753,832	$0.75	June 20, 2006
166,664	$0.75	June 13, 2007
3,149,829

As at the date of this Annual Report, 1,153,330 of the 3,149,829 stock options were allocated to directors and officers of the Corporation as follows:

Name of Director/Officer	Number	Exercise Price	Expiration Date
Art Aylesworth through Convertech Solutions	425,000	$0.75	June 20, 2006
David Green	125,000	$0.75	June 20, 2006
Peeyush Varshney	125,000	$0.75	June 20, 2006
Praveen Varshney	125,000	$0.75	June 20, 2006
Peeyush Varshney	93,333	$0.60	February 3, 2005
Praveen Varshney	93,333	$0.60	February 3, 2005
Trevor Johnstone	83,332 (1)	$0.75	June 13, 2007
Kelly Edmison	83,332 (1)	$0.75	June 13, 2007

(1)

50% of these options are exercisable as at December 31, 2002.

C.

Board Practices

The Corporation’s board of directors consists of five members, the terms of which expire at the general meeting of shareholders to be held in each year. Directors are elected by a majority of the votes of the Corporation’s common shares present in person or represented by proxy at its annual meeting of shareholders and entitled to vote at such election. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

The Corporation have granted and intend to continue to grant incentive stock options to employees, directors, officers and consultants on terms and conditions established by the Board of Directors at the time of the grant and in accordance with the Corporation’s stock option plan and prevailing Exchange policy. Except as disclosed above under “Compensation of Directors”, the Corporation’s directors do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

The Board of Directors has set up an audit committee which consists of Messrs. Praveen Varshney, Trevor Johnstone and Kelly Edmison. The audit committee engages on behalf of the Corporation the independent public accountants to audit the Corporation’s annual financial statements, and reviews and approves the planned scope of the annual audit.

D.

Employees

As at December 31, 2002, Carmanah has a staff of fifty and operates out of two buildings comprising a total of approximately 20,000 square feet, at the Pacific Marine Technology Centre, Victoria, British Columbia, Canada.

E.

Share Ownership

The following list indicates the number of shares held beneficially by current Directors and Officers of the Corporation as at April 22, 2003 and the corresponding percentage of the Corporation’s issued capital such shares represent:

	Title of Class	Number Owned	Percent of Class
David Green	Common Stock	6,076,783 (2)	26.82%
Art Aylesworth	Common Stock	300,000 (3)	1.32%
Praveen K. Varshney	Common Stock	164,600 (1)	0.73%
Trevor Johnstone	Common Stock	126,667 (4)	0.56%
Kelly Edmison	Common Stock	40,000 (5)	0.18%
Peeyush K. Varshney	Common Stock	214,989 (1)	0.95%

(1)

Praveen Varshney and Peeyush Varshney control Varshney Capital Corp., a private company which owns directly or indirectly 350,000 common shares of the Corporation. Numbers above include those held beneficially through Varshney Capital Corp.

(2)

David Green controls Carmanah Management Corporation, a private company which owns directly or indirectly 6,051,783 common shares of the Corporation. Number above includes those held beneficially through Carmanah Management Corporation. 3,241,468 of these common shares are held in escrow.

(3)

Shares are held beneficially through Convertech Solutions

(4)

Shares are held beneficially through 677564 Alberta Ltd.

(5)

Shares are held beneficially through Arbutus Family Holdings Limited.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the best of the Corporation’s knowledge, the Corporation is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth the shareholdings of those persons who own of record or are known to the Corporation to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Corporation as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class
CDS & Co.	Indirect	9,991,742	44.11%
David Green	Direct & Indirect	6,076,783	26.82%

(1)

Beneficial ownership of these shares cannot be determined from publicly available information. CDS & Co. is a depository trust firm holding shares on behalf of brokerage firms and other financial institutions.

(2)

David Green controls Carmanah Management Corporation, a private company which owns directly or indirectly 6,051,783 common shares of the Corporation. Number above includes those held beneficially through Carmanah Management Corporation. 3,241,468 of these common shares are held in escrow.

B.

Related Party Transactions

Other than as disclosed in “Item 6. Directors, Senior Management and Employees – B. Compensation” and the transactions set forth below, there are no other related party transactions or proposed transactions involving any insider, proposed nominee for election as director, or associate or affiliate of an insider, of the Corporation that have occurred during the three most recently completed fiscal years of the Corporation or during the period since the end of the Corporation’s most recently completed fiscal year. There are no debts owing directly or indirectly to the Corporation by any director or officer of the Corporation, or by an associate of any director or officer of the Corporation.

Management of the Corporation has an interest in the following transactions, all of which relate to compensations paid to former and present members of management for their past and present services to the Corporation.

(1)

Peeyush K. Varshney and Praveen K. Varshney are controlling shareholders of Varshney Capital Corp. (“VCC”). During fiscal 2002, the Corporation paid VCC management fees of $120,000. VCC is in the business of providing management services to public companies. See B. Compensation – Corporate Advisory Agreement – Varshney Capital Corp.

(2)

During fiscal 2002, the Corporation paid David Green, Chairman and CTO, a salary of $74,083 and other compensation of $2,161 comprising of health benefits.

(3)

Art Aylesworth is a part owner of Convertech Solutions (“Convertech”). During fiscal 2002, the Corporation paid to Convertech contract fees of $297,220, a portion of which was allocated to Art Aylesworth whose annual salary is $135,000 per year. Convertech provides two senior management positions to CTI.

The Corporation believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

Escrow Securities

As at the date of this annual report, 4,339,883 shares were held in escrow (the “Escrow Shares”) by Pacific Corporate Trust (the “Trustee”) pursuant to an Escrow Agreement Value Security dated June 19, 2001 (the “Escrow Agreement”), subject to the direction or determination of the Exchange or the Executive Director of the Alberta Securities Commission (the “Executive Director”). The Escrow Shares are held by the following persons as at December 31, 2002:

Names of Shareholders	No. of Escrowed Shares
Carmanah Management Corporation	3,230,218
David Green for Hari Varshney	488,678
Hari B. Varshney	427,599
Cheryl Alexander	88,938
David Green	11,250
Johny Mendez	58,862
Merrill Lynch Canada Inc. ITF Douglas Robinson	34,338
Total

The shares shall be released from escrow as follows:

(a)

The remaining 3,423,606 Common Shares held by Carmanah Management Corp., Cheryl Alexander, Johny Mendez, Douglas Robinson and David Green will be released over a three-year period in accordance with the Exchange’s Form 5D Value Security Escrow Agreement for Tier 2 issuers, as follows:

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
July 6, 2003	15%	1,141,202
December 6, 2003	15%	1,141,202
July 6, 2004	15%	1,141,202

(b)

The remaining Common Shares held indirectly by Hari B. Varshney were placed into a three year escrow and are subject to performance criteria as follows:

(i)

In Year 1, the number of Common Shares to be earned out will be equal to the greater of: (a) 1 Common Share for every $3.00 in revenue of CTI in excess of $2,250,000, or (b) 1 Common Share for every $3.00 in financing raised by the Corporation, including the current Private Placement;

(ii)

In Year 2, the number of Common Shares to be earned out will be equal to the greater of (a) 1 Common Share for every $3.00 in revenue of CTI in excess of $3,250,000, or (b) 1 Common Share for every $3.00 in financing raised by the Corporation; and

(iii)

In Year 3, the number of Common Shares to be earned out will be equal to the greater of : (a) 1 Common Share for every $3.00 in revenue of CTI in excess of $4,250,000, or (b) 1 Common Share for every $3.00 in financing raised by the Corporation.

Only those Common Shares which meet the performance criteria will be released to Mr. Varshney with the consent of the Exchange.  Any remaining Common Shares issued to Mr. Varshney which are not earned out will be returned to the Corporation for cancellation.  As at December 31, 2002, 583,734 shares were released from performance escrow and 916,277 remain in performance-based escrow.

The terms of the pooling agreement described herein will continue to apply notwithstanding the escrow restrictions described herein.  More specifically, after all releases from escrow have occurred over a three year period, the Common Shares issued to Carmanah Management Corp. and Hari B. Varshney will continue to be subject to pooling restrictions for three additional years (that is, the remainder of the six year pooling restrictions).

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Statements and Other Financial Information

Attached hereto are the Corporation’s consolidated audited financial statements, consisting of consolidated balance sheets as at December 31, 2002 and 2001, and consolidated statements of operations and deficit, and cash flows for each of the years in the three year period ended December 31, 2002 along with related notes and Auditors’ Report.  See “Item 17. Financial Statements.”

Legal Proceedings

There are no material legal proceedings to which the Corporation was a party or in respect of which the Property of the Corporation is subject.  The Corporation’s management has no knowledge of any legal proceedings in which the Corporation may be involved which are contemplated by governmental authorities or otherwise.

Dividend Policy

No dividends have been paid on any class of shares of the Corporation since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

B.

Significant Changes

The following changes occurred subsequent to December 31, 2002:

1)

On April 1, 2003, the Corporation completed a non-brokered private placement of 2,000,000 Common Shares of the Corporation at a price of $0.74 per Common Share, for gross proceeds of $1,480,000.  The securities issued carry with them a four-month “hold period” expiring July 24, 2003.

2)

On May 28, 2003, the Corporation announced that it had signed a memorandum of understanding with Dialight Corporation. As two industry leaders in the fast-growing LED (light-emitting diode) lighting market, the companies will now jointly develop and market roadway and aviation lighting for North America's transportation market.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The Corporation’s common shares commenced trading on the Exchange on January 8, 1997 under the symbol “ADZ”. Following the completion of the Corporation’s reverse takeover of Carmanah on June 21, 2001, the Corporation consolidated its share capital on a 1 new for 1.5 old basis and the common shares of Carmanah commenced trading on the Exchange on July 6, 2001 under the symbol “CMH” while the common shares of Andina (“ADZ”) were delisted.

The following table sets forth the low and high and sales prices in Canadian funds for the Corporation’s common shares on the Exchange for the periods indicated:

	High	Low
Post-Consolidated Share Prices (‘CMH”)
Monthly Stock Prices
May 2003	$ 0.95	$ 0.82
April 2003	$ 1.08	$ 0.83
March 2003	$ 1.02	$ 0.80
February 2003	$ 0.84	$ 0.76
January 2003	$ 0.85	$ 0.76
December 2002	$ 0.90	$ 0.79
November 2002	$ 0.84	$ 0.75
October 2002	$ 0.84	$ 0.75
Quarterly Stock Prices
Fiscal 2002
Fourth Quarter	$ 0.75	$ 0.90
Third Quarter	$ 0.50	$ 0.80
Second Quarter	$ 0.54	$ 0.70
First Quarter	$ 0.45	$ 0.70
Fiscal 2001
Fourth Quarter	$ 0.70	$ 0.42
Third Quarter	$ 0.78	$ 0.45
Pre-Consolidated Share Prices (“ADZ”)
Second Quarter	$ 0.58	$ 0.45
First Quarter	N/A	N/A
Annual Stock Prices
Fiscal 2000	$ 1.45	$ 0.32
Fiscal 1999	$ 0.70	$ 0.20

In accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, as amended, and to the best of the Corporation’s knowledge, at December 31, 2002, there were no shareholders of the Corporation of record having addresses in the United States.

The common shares were halted from trading on the Exchange on December 21, 2000. On April 27, 2001, the common shares were reinstated for trading following the submission of a Sponsorship Acknowledgement pursuant to the Exchange’s policies governing reverse takeovers.

The closing price of the Corporation’s shares on the Exchange was $0.85 on December 21, 2002 and $0.94 on May 30, 2003.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Corporation’s Common Shares are quoted on the TSX Venture Exchange in the province of British Columbia, Canada under the trading symbol “CMH”.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Securities Register

The Corporation shall maintain at its records office a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

a.

the names, alphabetically arranged and the latest known address of each person who is or has been a security holder;

b.

the number of securities held by each security holder; and

c.

the date and particulars of the issue and transfer of each security.

The Corporation shall keep information relating to a security holder that is entered in the securities register for at least seven years after the security holder ceases to be a security holder.

Powers of Directors

Approval and Voting

Every director who is a party to a material contract or a proposed material contract with the Corporation, or who is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation, must disclose in writing to the Corporation or request to have entered in the minutes of meetings of Directors, the nature and extent of the Director’s or Officer’s interest in a material contract or proposed material contract if the contract is one that in the ordinary course of the Corporation’s business would not require approval of the Board of the Shareholders. The disclosure must be made immediately after the Director or Officer becomes aware of the contract or proposed contract. A Director who is required to disclose an interest in a material contract or proposed material contract may not vote on any resolution to approve the contract unless the contract is:

a.

an arrangement by way of security for money lent to or obligations undertaken by the Director, or by a body corporate in which the Director has an interest, for the benefit of the Corporation or an affiliate;

b.

a contract relating primarily to the Director’s remuneration as a Director or Officer, employee or agent of the Corporation or as a director, officer, employee or agent of an affiliate;

c.

a contract for indemnity or insurance under the ABCA; or

d.

a contract with an affiliate.

If a material contract is made between the Corporation and a Director or Officer, or between the Corporation and another person of which a Director or Officer is a director or officer or in which the Director or Officer has a material interest:

a.

the contract is neither void nor voidable by reason only of that relationship, or by reason only that a Director with an interest in the contract is present at or is counted to determine the presence of a quorum at a meeting of Directors or committee of Directors that authorized the contract; and

b.

a Director or Officer or former Director or Officer to whom a profit accrues as a result of the making of the contract is not liable to account to the Corporation for that profit by reason only of holding office as a Director or Officer, if the Director or Officer disclosed the Director’s or Officer’s interest in the contract in the manner prescribed by the ABCA and the contract was approved by the Board or the Shareholders and was reasonable and fair to the Corporation at the time it was approved.

Remuneration and Expenses

Neither the Articles nor the By-Laws provide for the Directors’ power to vote compensation to themselves or any members of their body in the absence of an independent quorum.

However, the Directors are entitled to receive remuneration for their services in the amount the Board determines. Subject to the Board’s approval, the Directors are also entitled to be reimbursed for traveling and other expenses incurred by them in attending meetings of the Board or any committee of Directors or in the performance of their duties as Directors.

Nothing contained in the By-Laws precludes a Director from serving the Corporation in another capacity and receiving remuneration for acting in that other capacity.

The Directors must disclose to the Shareholders the aggregate remuneration paid to the Directors. The disclosure must be in a written document to be placed before the Shareholders at every annual meeting of Shareholders and must relate to the same time period as the financial statements required to be presented at the meeting.

Borrowing

Without limiting the borrowing power of the Corporation provided by the ABCA, the Board may, without authorization of the Shareholders borrow money on the credit of the Corporation, issue, reissue, sell or pledge debt obligations of the Corporation, subject to section 42 of the ABCA, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person and mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

The Directors may, by resolution, delegate to a Director, a committee of Directors or an Officer all or any of the powers conferred on them by the above.

Qualification

A person is not required to hold shares issued by the Corporation to qualify for election as a director of the Corporation. A person is disqualified for election as a Director if that person:

a.

is less than 18 years of age;

b.

is

i)

a dependant adult as defined in the Dependant Adults Act (Alberta) or the subject of a certificate of incapacity under that Act.

ii)

a formal patient as defined in the Mental Health Act (Alberta),

iii)

the subject of an order under The Mentally Incapacitated Persons Act (Alberta) appointing a committee of his or her person, estate or both, or

iv)

a person who has been found to be of unsound mind by a court elsewhere than in Alberta;

a.

is not an individual; or

b.

has the status of bankrupt.

Description of Securities

The Corporation is authorized to issue two classes of shares, namely an unlimited number of Preferred Shares without nominal or par value an unlimited number of Common Shares.

Common Shares

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value of which, as at December 31, 2002, 20,652,710 are issued and outstanding as fully paid and non-assessable, 3,149,829 are reserved under directors’ and management stock options (see “Item 6E. Directors, Senior Management and Employees – Share Ownership – Stock Options”), 1,167,467 are reserved pursuant to the exercise of previously issued common share purchase warrants and 233,493 are reserved pursuant to the exercise of previously issued brokers’ warrants. The holders of the common shares are entitled to:

a.

to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held;

b.

subject to the rights of the holders of Preferred Shares, to receive the remaining property of the Corporation upon a dissolution; and

c.

subject to the rights to dividends of the holders of Preferred Shares, to receive all other dividends declared by the Corporation.

Preferred Shares

The Corporation is authorized to issue an unlimited number of preferred shares, none of which, as at the date of this Annual Report, are issued and outstanding.

The Preferred Shares as a class shall carry and be subject to the following rights, privileges, restrictions and conditions:

a.

Directors’ Rights to Issue in One or More Series

The Preferred Shares may at any time or be issued from time to time be issued in one or more series, each series to consist of such number of shares as may before the issue thereof be determined by the Directors by resolution; the Directors of the Corporation may (subject as hereinafter provided) by resolution to fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the shares of each series including without limiting the generality of the foregoing (1) the issue price, (2) the rate, amount or method of calculation of dividends and whether the same are subject to change of dividends and whether the same are subject to change or adjustment, (3) whether such dividends shall be cumulative, non-cumulative or partly cumulative, (4) the dates, manner and currencies of payments of dividends and the dates from which dividends shall accrue, (5) the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, with or without provision for sinking or similar funds, (6) conversion and/or exchange and/or reclassification rights, (7) the voting rights if any, and/or (8) other provisions, the whole subject to the following provisions and to the issue of Certificate(s) of Amendment setting forth such designations, rights, privileges, restrictions and conditions attaching to the shares of each series.

b.

Ranking of Preferred Shares

The Preferred Shares shall be entitled to preference over the Common Shares of the Corporation and over any other shares ranking junior to the Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs and may also be given such other preferences not inconsistent with paragraphs (a) and (b) hereof over the Common Shares of the Corporation and over any other shares ranking junior to the Preferred Shares as may be determined in the case of each series of Preferred Shares authorized to be issued.

c.

Amendment with Approval of Holders of Preferred Shares

The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class my be repealed, altered, modified, amended or amplified by Certificates(s) of Amendment, but in each case with the approval of the holders of Preferred Shares (only as a class but not as individual series) given as hereinafter specified.

a.

Approval of Holders of Preferred Shares

Subject to the provisions of the Alberta Business Corporations act, any consent or approval given by the holders of Preferred Shares as a class shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least sixty-six and two thirds (66 2/3%) percent of the outstanding Preferred Shares or by a resolution passed at a meeting of holders of Preferred Shares duly called and held upon not less than fifteen days’ notice at which the holders of at least a majority of the outstanding Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than sixty-six and two-thirds percent of the votes cast at such meetings, in addition to any other consent or approval required by the Alberta Business Corporations Act.  If at any such meeting the holders of a majority of the outstanding Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than fifteen days thereafter and to such time and place as may be designated by the Chairman, and not less than ten days’ written notice shall be given of such adjourned meeting.  At such adjourned meeting the holders of the Preferred Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote not less than sixty-six and two-thirds (66 2/3%) percent of the votes cast at such meeting shall constitute the consent or approval of the holders of Preferred Shares.  On every poll taken at every such meeting, every holder of Preferred Shares shall be entitled to one vote in respect of each such share held.  Subject to the foregoing, the formalities to be observed in respect of the giving or waiving or notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the By-laws of the Corporation with respect to meetings of shareholders.  Any consent or approval given by the holders of Preferred Shares of a series as a class shall be deemed to have been sufficiently given in the same manner as provided herein regarding holders of Preferred Shares as a class.

Annual and Extraordinary General Meetings

The Board must call an annual general meeting of Shareholders to be held not later than 18 months after the date of incorporation and subsequently, not later than 15 months after holding the last preceding annual meeting. An annual meeting is to be held for the purposes of considering the financial statements and auditor’s report, fixing the number of Directors for the following year, electing Directors, appointing an auditor and transacting any other business that may properly be brought before the meeting.

The Board may at any time call a special meeting of Shareholders.

Notice of Meetings

Notice of the time and place of a meeting of Shareholders must be sent not less than 21 days and not more than 50 days before the meeting to each Shareholder entitled to vote at the meeting, each Director and the auditor of the Corporation.

Notice of a meeting of Shareholders called for the purpose of transacting any business other than a consideration of the financial statements and auditor’s report, fixing the number of Directors for the following year, election of Directors and reappointment of the incumbent auditor must state the nature of the business to be transacted in sufficient detail to permit a Shareholder to form a reasoned judgment on that business and must state the text of any special resolution to be submitted to the meeting.

C.

Material Contracts

During the year, the Corporation has entered into the following contracts:

(1)

Investor Relations Agreement with Vanguard Shareholder Solutions Inc. (“Vanguard”), whereby the Corporation pays Vanguard $6,500 per month plus expenses for a term of 11 months effective February 1, 2002, with a review to take place after five months. Vanguard provides financial public relations services to the Corporation. Vanguard is a full-service investor relations firm located in Vancouver, BC and is headed by Mr. Paul Lathigee.  This contract was terminated effective December 31, 2002.

D.

Exchange Controls

The following disclosure addresses provisions of the Investment Canada Act (the “ICA”), enacted on June 20, 1985, that are material to an investment in the Corporation.

Canada has no system of exchange controls.  There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

The ICA requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the ICA.  Certain acquisitions of control, discussed below, are reviewed by the Government of Canada.  The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business.  The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation.  The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than $50,000,000 or with assets of between $5,000,000 and $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the ICA.  “WTO investor” generally means:

(a)

an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(b)

governments of WTO members; and

(c)

entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a “cultural business”.  If the WTO investor rules apply, an investment in the shares of the Corporation by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Corporation and the value of the assets of the Corporation is equal to or greater than a specified amount (the “WTO Review Threshold”).  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  For 2001, the WTO Review Threshold was determined to be $209,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Corporation by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.  If the business of the Corporation is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Corporation, is reviewable if the value of the assets of the Corporation is then $50,000,000 or more.  If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor.  Special rules specified in the ICA apply if the value of the assets of the Corporation is more than 50% of the value of the entity so acquired.  By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Corporation, and the value of the assets of the Corporation and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Corporation forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of $209,000,000 (in 2001) for a WTO investor or a threshold of $5,000,000 for a non-Canadian other than a WTO investor.  If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Corporation.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed.  There are, however, certain exceptions.  Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.  In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired.  The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant.  Some of the factors to be considered are:

(a)

the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b)

the effect of the investment on exports from Canada;

(c)

the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d)

the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e)

the effect of the investment on competition within any industry or industries in Canada;

(f)

the compatibility of the investment with national industrial, economic and cultural policies;

(g)

the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(h)

the contribution of the investment to Canada’s ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister.  Within 45 days after a completed application has been received, the Minister must notify the acquirer that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquirer agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquirer and the Minister).  On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquirer that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada.  In the latter case, the acquirer may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision.  There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of Alberta or in any constituent documents of the Corporation on the right of non-Canadians to hold or vote the common shares of the Corporation.

The ICA specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

The Corporation does not have assets of more than $179 million.

E.

Taxation

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Corporation.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (see “Taxation – Canadian Federal Tax Consequences” below).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the corporation and no opinion or representation with respect to the United States federal income tax consequences to any such holder or perspective holder is made.  Accordingly, holders and prospective holders of common shares of the Corporation should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Corporation.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Corporation who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United states irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Corporation

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date) to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Corporation generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Corporation may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Corporation) deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a “foreign personal holding company” or a “passive foreign investment Corporation,” as defined below).  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the Corporation’s common shares.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% of any payments to a holder of the Corporation’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Corporation’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Corporation will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Corporation may be entitled to an “indirect” foreign tax credit under Section 902 with respect to payment of dividends by the Corporation under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Corporation should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Corporation

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Corporation.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Corporation are held for more than one year. Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Corporation

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Corporation’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Corporation’s gross income for such year was “foreign personal holding Corporation.”  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Corporation does not actually distribute such income.  The Corporation does not believe that it currently qualifies as a foreign personal holding corporation.  However, there can be no assurance that the Corporation will not be considered a foreign personal holding corporation for the current or any future taxable year.

Foreign Investment Corporation

If 50% or more of the combined voting power or total value of the Corporation’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation may be treated as a “foreign investment corporation” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.  The Corporation does not believe that it currently qualifies as a foreign investment corporation.  However, there can be no assurance that the Corporation will not be considered a foreign investment corporation for the current or any future taxable year.

Passive Foreign Investment Corporation

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more.  If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock a second corporation, then for purposes of the PFIC tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation.

The Corporation believes that it qualified as a PFIC for the fiscal year ended December 31, 2001 and may have qualified as a PFIC in prior years.  The Corporation may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations.  There can be no assurance that the Corporation’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund (“QEF”).  Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder.  The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Corporation. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of s stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects in a timely manner to treat the Corporation as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Corporation qualifies as a PFIC on his pro rata share of the Corporation’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Corporation’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Corporation common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Corporation’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Corporation is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, the Corporation qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Corporation is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Corporation’s post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Corporation’s first tax year in which the Corporation qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Corporation includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

A QEF election, once made with respect to the Corporation, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Corporation ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Corporation does not qualify as a PFIC.  Therefore, if the Corporation again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Corporation qualifies as a PCIF.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Corporation qualifies as a PFIC.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Corporation is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Corporation common shares and (ii) certain “excess distributions”, (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Corporation.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Corporation common shares and all excess distribution of his Corporation common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Corporation during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible.  The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Corporation is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Corporation common shares, then the Corporation will continue to be treated as a PFIC with respect to such Corporation common shares, even if it is no longer definitionally a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Corporation common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election’).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Corporation common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of such shares as of the common shares of the Corporation as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.s. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.s. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the common shares in the Corporation included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-electing U.S. Holders, over (B) the mark-to-market loses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the common shares of the Corporation will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Corporation common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that were generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such ceases the basis of the Corporation common shares in the hands of the transferee and the basis of any property received in exchange for those common shares would be increased by the amount of gain recognized.  Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee’s basis in this case will depend on the manner in which the common shares are transferred.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Corporation common shares while the Corporation is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Corporation is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of whom own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Corporation (“United States shareholder”), the Corporation could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.  The United States generally taxes a United States Shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation who is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Corporation attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  The Corporation does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Corporation will not be considered a CFC for the current or any future taxable year.

Canadian Federal Income Tax Consequences

The following is a general discussion of al material Canadian federal income tax consequences, under current law, generally applicable to (a “Holder”) of one or more common shares of Telesis North Communications Inc. (the “Corporation”) who for the purposes of the Income Tax Act (Canada)(the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Corporation and is restricted to such circumstances.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares.  Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate.  Under the Treaty, the Corporation will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.  The 15% rate is further reduced to 5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Corporation.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act.  Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Corporation.  The disposition of a common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss, which can be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost.  A capital loss occurs when the proceeds from the disposition of a share are less than the original cost.  Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the 10 years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable gains realized in the year of disposition in respect to taxable Canadian property.  To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

The Corporation has filed with the Securities and Exchange Commission this Annual Report on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to the Corporation’s Common Shares.

You may read and copy all or any portion of the Annual Report of other information in our files in the Commission’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Centre, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.

RESERVED

ITEM 16.

RESERVED

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Financial Statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 17 to the Financial Statements.

ITEM 18.

FINANCIAL STATEMENTS

See “Item 17. Financial Statements.”

ITEM 19.

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements
Auditors’ Report dated February 27, 2003.
Consolidated Balance Sheets at December 31, 2002 and 2001.
Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2002, 2001 and 2000.
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000.
Notes to Consolidated Financial Statements for the Years Ended December 31, 2002, 2001 and 2000.

(b)	Exhibits

Exhibit Number	Description
1.1**	Articles of Andina Development Corporation dated March 26, 1996.
1.2**	Certificate of Incorporation for Andina Development Corporation dated March 26, 1996.
1.3**	By-law effective May 21, 1996, relating generally to the transaction of the business and affairs of Andina Development Corporation.
3.1**	Management Agreement effective April 1, 1998, between Andina Development Corporation and Sangam Management Ltd.
3.2**	Management Agreement effective April 1, 1998, between Andina Development Corporation and Futura Capital Ltd.
3.3**	Management Agreement effective April 1, 1998, between Andina Development Corporation and Sedun De Witt Capital Corp.
3.4**	Escrow Agreement dated November 21, 1996, between Andina Development Corporation, R-M Trust Corporation and Security Holders.
3.5**	Letter from the Alberta Securities Commission dated October 27, 1998 approving the transfer within escrow of the shares of Andina Development Corporation.
3.6**	Letter from the Alberta Securities Commission dated February 5, 1999 approving the release of escrow shares.
3.8**	Asset Purchase Agreement dated October 1, 1997, between Andina Development Corporation and 653607 Alberta Inc.
3.9**

Fourth Sublease dated June 30, 1998 among Afrasia Mineral Fields Inc. and Akash Ventures Inc., Andina Development Corporation, Axion Communications Inc., Camphor Ventures Inc., and IGN Internet Global Network Inc.

3.10**	Stock Option Plan dated May 21, 1996.
3.11**	Incentive Stock Option Agreement effective May 21, 1996, between the Corporation and Peeyush K. Varshney.
3.12**	Incentive Stock Option Agreement effective May 21, 1996, between the Corporation and Raj I. Chowdhry.
3.13**	Incentive Stock Option Agreement effective May 21, 1996, between the Corporation and Hari B. Varshney.
3.14**	Incentive Stock Option Agreement effective May 21, 1996, between the Corporation and David E. De Witt.
3.15**	Incentive Stock Option Agreement effective May 21, 1996, between the Corporation and Praveen K. Varshney.
3.16**	Letter from CIBC Mellon Trust Corporation dated February 10, 1999, regarding the release of one-third of shares held in escrow.
3.17**	Letter from CIBC Mellon Trust Corporation dated January 21, 2000, regarding the second release of one-third of shares held in escrow.
3.18**	Letter from Sangam Management Ltd. dated August 20, 1999, regarding the amendment on the management services agreement dated April 1, 1998.
3.19**	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Amy Woo.
3.20**	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Bonnie Woo.
3.21**	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Bali Chowdhry.
3.22**	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Hari B. Varshney.
3.23**	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Jason Van Bergen.
3.24**	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Linda Chang.
3.25**	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Marose Baybay.
3.26**	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Nilda Rivera.
3.27**	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Praveen K. Varshney.
3.28**	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Peeyush K. Varshney.
3.29**	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Jill Tang.
3.30**	Letter of Intent between Andina Development Corporation and Carmanah Management Corp. dated December 22, 2000.
3.31**	Addendum to the Letter of Intent among Carmanah Management Corp. (CMC), Andina Development Corporation and the Shareholders of CMC dated December 22, 2000.
3.32**	General Security Agreement between Carmanah Technologies Inc. and Andina Development Corporation dated January 26, 2001.
3.33**	Share Purchase Agreement dated June 14, 2001, among all of the shareholders of Carmanah Technologies Inc. and Andina Development Corporation and Carmanah Technologies Inc.
3.34**	Certificate of Amendment and Registration of Restated Articles of Carmanah Technologies Corporation dated June 19, 2001.
3.35**	Certificate of Status (Form 32) of Carmanah Technologies Corporation dated June 20, 2001.
3.36**	Certificate of Good Standing of Carmanah Technologies Corporation dated June 20, 2001.
3.37**	Pooling Agreement dated June 20, 2001 between Carmanah Technologies Inc. and certain Registered Shareholders.
3.38**	Corporate Advisory Agreement between Varshney Capital Corp. and Carmanah Technologies Corporation dated June 20, 2001.
3.39**	Escrow Agreement Value Security between Carmanah Technologies Corporation, Pacific Corporate Trust and certain Security Holders of the Issuer dated June 19, 2001.
3.40**	Stock Option Plan dated May 10, 2001.
3.41**	Investor Relations Agreement Between Carmanah Technologies Corporation and Vanguard Shareholder Solutions Inc. dated February 1, 2002.

** Previously submitted with the filing of the Registration Statement and 1999, 2000 and 2001 Annual Reports.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Corporation certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CARMANAH TECHNOLOGIES CORPORATION

“Praveen K. Varshney”

By:

Praveen K. Varshney

Director

DATED:  June 26, 2003

CERTIFICATIONS

We, Praveen Varshney and Art Aylesworth, certify that:

1.

We have reviewed this annual report on Form 20-F of Carmanah Technologies Corp.;

2.

Based on our knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on our knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and we are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and we have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and we have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

“Art Aylesworth”

“Praveen Varshney”

_________________________________                            _____________________________________

Art Aylesworth

Praveen Varshney

Chief Executive Officer and

Chief Financial Officer

Date: June 26, 2003

Date: June 26, 2003

FINANCIAL STATEMENTS INDEX

Description	Appears at Sequentially Numbered Page
Auditors’ Report dated February 27, 2003.	76
Consolidated Balance Sheets at December 31, 2002 and 2001.	77
Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2002, 2001 and 2000.	78
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000.	79
Notes to Consolidated Financial Statements for the Years Ended December 31, 2002, 2001 and 2000.	80 – 97

EXHIBIT INDEX

**Exhibit Number	Exhibit Description	Exhibit Appears at Sequentially Numbered Page
1.1	Memorandum and Articles of Andina Development Corporation dated March 26, 1996.	**
1.2	Certificate of Incorporation for Andina Development Corporation dated March 26, 1996.	**
1.3	By-law effective May 21, 1996, relating generally to the transaction of the business and affairs of Andina Development Corporation.	**
3.1	Management Agreement effective April 1, 1998, between Andina Development Corporation and Sangam Management Ltd.	**
3.2	Management Agreement effective April 1, 1998, between Andina Development Corporation and Futura Capital Ltd.	**
3.3	Management Agreement effective April 1, 1998, between Andina Development Corporation and Sedun De Witt Capital Corp.	**
3.4	Escrow Agreement dated November 21, 1996, between Andina Development Corporation, R-M Trust Corporation and Security Holders.	**
3.5	Letter from the Alberta Securities Commission dated October 27, 1998, approving the transfer within escrow of the shares of Andina Development Corporation.	**
3.6	Letter from the Alberta Securities Commission dated February 5, 1999 approving the release of escrow shares.	**
3.8	Asset Purchase Agreement dated October 1, 1997, between Andina Development Corporation and 653607 Alberta Inc.	**
3.9

Fourth Sublease dated June 30, 1998 among Afrasia Mineral Fields Inc. and Akash Ventures Inc., Andina Development Corporation, Axion Communications Inc., Camphor Ventures Inc., and IGN Internet Global Network Inc.

**
3.10	Stock Option Plan dated May 21, 1996.	**
3.11	Incentive Stock Option Agreement effective May 21, 1996, between the Corporation and Peeyush K. Varshney.	**
3.12	Incentive Stock Option Agreement effective May 21, 1996, between the Corporation and Raj I. Chowdhry.	**
3.13	Incentive Stock Option Agreement effective May 21, 1996, between the Corporation and Hari B. Varshney.	**
3.14	Incentive Stock Option Agreement effective May 21, 1996, between the Corporation and David E. De Witt.	**
3.15	Incentive Stock Option Agreement effective May 21, 1996, between the Corporation and Praveen K. Varshney.	**
3.16	Letter from CIBC Mellon Trust Corporation dated February 10, 1999, regarding the release of one-third of shares held in escrow.	**
3.17	Letter from CIBC Mellon Trust Corporation dated January 21, 2000, regarding the second release of one-third of shares held in escrow.	**
3.18	Letter from Sangam Management Ltd. dated August 20, 1999, regarding the amendment on the management services agreement dated April 1, 1998.	**
3.19	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Amy Woo.	**
3.20	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Bonnie Woo.	**
3.21	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Bali Chowdhry.	**
3.22	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Hari B. Varshney.	**
3.23	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Jason Van Bergen.	**
3.24	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Linda Chang.	**
3.25	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Marose Baybay.	**
3.26	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Nilda Rivera.	**
3.27	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Praveen K. Varshney.	**
3.28	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Peeyush K. Varshney.	**
3.29	Incentive Stock Option Agreement effective February 3, 2000, between the Corporation and Jill Tang.	**
3.30	Letter of Intent between Andina Development Corporation and Carmanah Management Corp. dated December 22, 2000.	**
3.31	Addendum to the Letter of Intent among Carmanah Management Corp. (CMC), Andina Development Corporation and the Shareholders of CMC dated December 22, 2000.	**
3.32	General Security Agreement between Carmanah Technologies Inc. and Andina Development Corporation dated January 26, 2001.	**
3.33	Share Purchase Agreement dated June 14, 2001, among all of the shareholders of Carmanah Technologies Inc. and Andina Development Corporation and Carmanah Technologies Inc.	**
3.34	Certificate of Amendment and Registration of Restated Articles of Carmanah Technologies Corporation dated June 19, 2001.	**
3.35	Certificate of Status (Form 32) of Carmanah Technologies Corporation dated June 20, 2001.	**
3.36	Certificate of Good Standing of Carmanah Technologies Corporation dated June 20, 2001.	**
3.37	Pooling Agreement dated June 20, 2001 between Carmanah Technologies Inc. and certain Registered Shareholders.	**
3.38	Corporate Advisory Agreement between Varshney Capital Corp. and Carmanah Technologies Corporation dated June 20, 2001.	**
3.39	Escrow Agreement Value Security (7,608,013 escrow shares) between Carmanah Technologies Corporation, Pacific Corporate Trust and certain Security Holders of the Issuer dated June 19, 2001.	**
3.40	Escrow Agreement Value Security (1,500,011 escrow shares) between Carmanah Technologies Corporation, Pacific Corporate Trust and certain Security Holders of the Issuer dated June 19, 2001.	**
3.41	Stock Option Plan dated May 10, 2001.	**
3.42	Investor Relations Agreement Between Carmanah Technologies Corporation and Vanguard Shareholder Solutions Inc. dated February 1, 2002.	**

** Previously submitted with the filing of the Registration Statement and 1999, 2000 and 2001 Annual Reports.