Form 20-F
CARMANAH TECHNOLOGIES CORP
filed 2004-06-22
CIK 1085105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

             [  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

             [X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003.

OR

             [  ]

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

None

(Title of Class)

Number of outstanding shares of each of the Corporation's classes of capital or common stock as of the period covered by the annual report. As of December 31, 2003, there were 26,483,734 common shares issued and outstanding.

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

Item 17     Ö

Item 18

TABLE OF CONTENTS

GLOSSARY OF TERMS 3

NOTE REGARDING FORWARD-LOOKING STATEMENTS 5

PART I 6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS 6
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE 6
ITEM 3. KEY INFORMATION 6
A. Selected Financial Data *6*
B. Capitalization and Indebtedness *9*
C. Reasons for the Offer and Use of Proceeds *9*
D. Risk Factors *9*
ITEM 4. INFORMATION ON THE COMPANY 14
A. History and Development of the Corporation *14*
Name and Incorporation 14
History of the Corporation 14
Acquisitions and Dispositions 15
Nitty Gritty Brook Property 15
Bargain Castle International Discount Centres Inc. 15
Carmanah Technologies Inc. 16
AVVA Technologies Inc. 17
B. Business Overview *17*
Name and Incorporation 17
Historical 18
General Business Description 18
C. Organizational Structure *19*
D. Property, Plants and Equipment *20*
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS 21
A. Operating Results *21*
B. Liquidity and Capital Resources *24*
C. Reseach and Development, Patents and Licenses, Etc *26*
D. Trend Information *28*
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 28
A. Directors and Senior Management *28*
B. Compensation *32*
C. Board Practices *36*
D. Employees *37*
E. Share Ownership *37*
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 38
A. Major Shareholders *38*
B. Related Party Transactions *38*
C. Interests of Experts and Counsel *40*
ITEM 8. FINANCIAL INFORMATION 40
A. Statements and Other Financial Information *40*
B. Significant Changes *40*
ITEM 9. THE OFFER AND LISTING 40
A. Offer and Listing Details *40*
B. Plan of Distribution *42*
C. Markets *42*

i

ii

GLOSSARY OF TERMS

ABCA	The Business Corporations Act (Alberta).
Board	Board of Directors of the Corporation.
Common Shares	post-consolidated common shares in the capital of the Corporation.
Company Act	The Company Act, RSBC 1996, c. 62, as amended (British Columbia).
Consolidation	the consolidation of the Corporation's Common Shares on the basis of one Post Consolidated Common Share for each 1.5 Common Shares then outstanding.
The Corporation or Carmanah	Carmanah Technologies Corporation (formerly Andina Development Corporation), a corporation incorporated pursuant to the Business Corporations Act (Alberta).
CTI	Carmanah Technologies Inc., a corporation incorporated pursuant to the Corporation Act (British Columbia).
Directors	the Directors of Carmanah Technologies Corporation, formerly Andina Development Corporation.
Exchange	means the TSX Venture Exchange Inc., formerly the Canadian Venture Exchange.
GAAP	Generally accepted accounting principles.
ICA	Investments Canada Act.
LED	Light-emitting diodes.
Principal Shareholder	the principal shareholder of CTI, being Carmanah Management Corp.
Private Placement	the private placement of up to 2,500,000 Units completed in conjunction with the Acquisition.
Acquisition	the acquisition of all of the issued and outstanding CTI Shares by the Corporation pursuant to the Share Purchase Agreement.
Reverse Takeover	a reverse takeover more particularly described in the Exchange's Policy 5.2, and as described under the heading "Business of the Corporation - Reverse Takeover and Majority of Minority Approval".

Share Purchase Agreement	the share purchase agreement to be dated on or around June 20, 2001 among the Corporation, CTI, various principals of CTI and all of the shareholders of CTI.
Unit	a unit of the Corporation consisting of one Post Consolidated Common Share and one Warrant, at a deemed price of $0.75 per Unit, to be offered pursuant to the Private Placement.
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

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained in this Annual Report constitutes "forward-looking statements."  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Such statements are included, among other places, in this document under the headings "Key Information", "Information on the Company" and "Operating and Financial Review and Prospects."

Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.

Certain forward-looking statements are identified by a cross-reference to this Note. Additional information concerning these and other factors which could affect the operation or financial results of Carmanah Technologies Corporation are included in this document under the heading "Key Information - Risk Factors".

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

The Corporation was incorporated as Andina Development Corporation (the "Corporation") by a Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996 with an authorized capital of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in series. By a Certificate of Amendment dated November 18, 1999, the Corporation restated its Articles of Incorporation. Pursuant to a Certificate of Amendment dated January 14, 2000, the Corporation changed its name to Bargain Castle International Limited and pursuant to a Certificate of Amendment dated February 10, 2000, the Corporation changed its name back to Andina Development Corporation. Pursuant to a Certificate of Amendment and Registration of Restated Articles dated June 19, 2001, the Corporation changed its name from Andina Development Corporation to Carmanah Technologies Corporation and consolidated its issued and outstanding Common Shares on the basis of one post consolidated share for each 1.5 pre-consolidated shares outstanding. All share information presented in this Annual Report gives retroactive effect to this share consolidation.

The initial business of the Corporation was that of mineral exploration. The Corporation was engaged directly and indirectly in the acquisition, exploration and, if warranted, development of natural resource properties and related undertakings

On June 21, 2001, the Corporation completed a reverse takeover and changed its name to Carmanah Technologies Corporation. See Item 4. Information on the Company – B. Business Overview. Except where otherwise indicated, the financial information in this Annual Report gives effect to the reverse takeover accounting principles. On October 1, 2003, the Corporation acquired all of the issued and outstanding share capital, stock options and warrants of AVVA Technologies Inc. ("AVVA") in exchange for share capital, stock options and warrants of the Corporation.

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

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and reconciled for material measurement differences to accounting principles generally accepted in the United States ("U.S. GAAP"). Set forth in the following table are selected financial data with respect to the Corporation's financial condition and results of operation for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. The selected financial and operating information as at December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003 should be read in conjunction with the financial statements and notes thereto included elsewhere herein and in conjunction with Item 5: Operating and Financial Review and Prospects. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at Item 17.  The selected financial data as at December 31, 2001, 2000 and 1999 and for the years ended December 31, 2001, 2000 and 1999 have been extracted from audited financial statements not included herein.

Fiscal Years ended December 31,
	2003	2002	2001	2000	1999
Revenues
Canadian GAAP	$ 9,220,018	$ 6,468,899	$ 3,373,453	$ 2,262,905	$ 1,181,287
U.S. GAAP	$ 9,220,018	$ 6,468,899	$ 3,373,453	$ 2,262,905	$ 1,181,287
Total Assets
Canadian GAAP	$ 10,673,668	$ 3,790,636	$ 2,745,106	$ 1,483,828	$ 789,243
U.S. GAAP	$ 10,596,099	$ 3,774,944	$ 2,508,596	$ 1,257,636	$ 611,750
Net Income/(Loss)
Canadian GAAP	$ 22,843	$ 36,393	$ (676,498)	$ (89,269)	$ 18,986
U.S. GAAP	$ (884,036)	$ (922,641)	$ (947,118)	$ (121,233)	$ (104,055)
Deficit
Canadian GAAP	$ (741,505)	$ (764,348)	$ (800,741)	$ (89,269)	$ 18,986
U.S. GAAP	$ (3,086,230)	$ (2,202,194)	$ (1,279,553)	$ (121,233)	$ (104,055)
Shareholders' Equity
Canadian GAAP	$ 8,388,037	$ 2,518,176	$ 2,255,193	$ 849,684	$ 196,286
U.S. GAAP	$ 8,038,459	$ 2,502,484	$ 2,036,682	$ 641,492	$ 18,793
Share capital
Canadian GAAP	$ 8,831,345	$ 3,256,336	$ 3,029,746	$ 947,739	$ 231,260
U.S. GAAP	$ 11,098,501	$ 4,678,490	$ 3,290,047	$ 959,124	$ 241,380
Weighted average number of shares outstanding
Canadian GAAP
Basic	22,826,155	19,650,884	15,460,951	10,408,202	7,668,632
Diluted	23,473,404	20,562,279	15,460,951	10,408,202	7,668,632
U.S. GAAP
Basic	22,826,155	19,650,884	15,460,951	10,408,202	7,668,632
Diluted	23,473,404	20,562,279	15,460,951	10,408,202	7,668,632

Fiscal Years ended December 31,
	2003	2002	2001	2000	1999
Net Income/(Loss) Per Share[1]
Canadian GAAP
Basic and diluted	$ 0.00	$ 0.00	$ (0.04)	$ (0.01)	$ 0.00
U.S. GAAP
Basic and diluted	$ (0.04)	$ (0.05)	$ (0.06)	$ (0.01)	$ (0.01)

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to "$" or "Dollars" are to Canadian Dollars and references to "US$" or "U.S. Dollars" are to United States Dollars.

The following table sets forth, for the five most recent financial years, (i) the average rate of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day for which data is available for each month during such periods; and (ii) the high and low exchange rate during the previous six months, in each case based on the noon buying rate in New City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The Average Rate, calculated by using the average of the exchange rates on the last day of each month during the period, is set out for each of the periods indicated in the table below.

	Year Ended December 31,
	2003	2002	2001	2000	1999
Average for Period	US$0.7186	US$0.6370	US$0.6443	US$0.6723	US$0.6744

The high and low exchange rates for each month during the previous six months are as follows:

Month Ended
	May	April	March	February	January	December
	2004	2004	2004	2004	2004	2004
High for Period	US$0.7364	US$0.7637	US$0.7645	US$0.7629	US$0.7880	US$0.7738
Low for Period	US$0.7158	US$0.7293	US$0.7418	US$0.7439	US$0.7496	US$0.7460

As of December 31, 2003, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7738 (US$1.00 = CDN$1.2923).

As of May 28, 2004, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7317 (US$1.00 = CDN$1.3666).

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

Dependence on Key Personnel

The success of the Corporation depends, to a significant extent, upon the efforts and abilities of its senior management team, particularly that of Dr. David Green and Art Aylesworth.  The loss of any key personnel, or the inability to attract and retain additional skilled employees could have a material adverse effect on the Corporation's business, operating results and financial condition.

Product Recognition and Development of Markets

To attract users, the Corporation must develop an identity and increase public awareness for the products it offers.  To increase product awareness, traffic and revenue, the Corporation intends to substantially increase its offline and on-line advertising and promotional efforts. The Corporation's marketing activities may, however, not result in increased revenue and, even if they do, any increased revenue may not offset the expenses incurred in building brand recognition.  The promotional efforts required to successfully implement the Corporation's business plan may require expenditures beyond the financial resources available to the Corporation.  Moreover, despite these efforts, the Corporation may be unable to increase public awareness of its products, which would have an adverse effect on the results of the operations of the Corporation.

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

Dependence on Outside Agents and Distributors

The Corporation's success will also depend, to a significant extent, upon the ability to develop strategic alliances with distributors. Furthermore, the initial market penetration for the Corporation's products and services will heavily depend on the level of success of sales efforts.  There can be no assurance that such alliances will develop or that they will prove successful over the course of the Corporation's future operations.

Dependence upon Successful Expansion of Marketing, Sales, Support and Service Organizations

The Corporation is currently developing its marketing, sales, support and service organizations.  The Corporation's future success depends upon the successful expansion of these organizations.  Although the Corporation believes that such initiatives ultimately will improve the Corporation's operating results, to the extent related expenditures are incurred and revenues do not correspondingly increase the Corporation's operating results may be materially and adversely affected.  There can be no assurance that these steps will be successful.

Competition

The Corporation operates in an industry which is new, rapidly evolving and could be highly competitive.  The level of competition is likely to increase as new participants enter the market.  Many of the Corporation's potential competitors may have longer operating histories, larger customer bases and significantly greater financial, sales, marketing, technical and other resources than the Corporation.  Moreover, these competitors may enter into strategic or commercial relationships with larger, more established and better financed companies.  Some of the Corporation's competitors may be able to enter into these strategic or commercial relationships on more favourable terms. Additionally, these competitors may have research and development capabilities that would allow them to develop new or improved products that may compete with the products of the Corporation.  New technologies and the expansion of existing technologies may also increase competitive pressures on the Corporation.  These competitors could with concerted research effort imitate the features of the Corporation's solar LED lighting resulting in a market dilution and reduced profit margins.

Risks Related to Field Testing and Resolution of Product Deficiencies

The Corporation's new lighting products are subjected to rigorous testing procedures and the Corporation plans to conduct additional field tests in such fashion in the future.  These field tests could potentially encounter problems for any number of reasons such as the failure of the Corporation's technology, the failure of the technology of others, the failure to combine these technologies properly.  Any problems or perceived problem with the solar LED lighting products and any other field tests could damage the Corporation's reputation, the reputation of its products and the Corporation's ability to secure contracts in the future.

Difficulties in product design, performance and reliability could result in lost revenue, delays in customer acceptance of the Corporation's products and lawsuits and would be detrimental to the Corporation's market reputation.  Serious defects are frequently found during the period immediately following the introduction of new products or enhancements to existing products.  The Corporation's products and the products incorporated from third parties, are not error free.  Undetected errors or performance problems may be discovered in the future.  Moreover, known errors which the Corporation considers minor may be considered serious by its customers.  The Corporation may not be able to successfully complete the development of planned or future products in a timely manner or to adequately address product defects, which could harm the Corporation's business and prospects.  In addition, product defects may expose the Corporation to product liability claims, for which the Corporation may not have sufficient product liability insurance.  A successful suit against the Corporation could harm its business and financial condition.

Technological Change

The technical features of the Corporation's products will contribute to the marketability of the its products.  There can be no assurance that current competitors or new market entrants will not succeed in developing and introducing new or enhanced systems having technologies and features superior to, or more effective than, any technologies which have been or are being developed rendering the Corporation's current and proposed products obsolete or less marketable.  Accordingly, the ability for the Corporation to compete will be dependent on the timely enhancement of its existing products as well as the development of future products.  There can be no assurance that the Corporation will be able to keep pace with technological developments, or that its products will not become obsolete.  Technological obsolescence of the existing technology remains a possibility, which would have a material adverse affect on the Corporation's operations.

Additional Capital Requirements

The Corporation has and may continue to have capital requirements in excess of its currently available resources.  In the event the Corporation's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Corporation could be required to seek additional financing sooner than currently anticipated.  To the extent that any such financing involves the sale of the Corporation's equity securities, the interests of the Corporation's then existing shareholders could be substantially diluted.

No Dividends

The payment of dividends on the Shares of the Corporation is within the discretion of the Board of Directors and will depend upon the Corporation's future earnings, its capital requirements, its financial condition, and other relevant factors.  The Corporation does not currently intend to declare any dividends on its Shares for the foreseeable future.

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

Patents and Proprietary Rights

The Corporation's success will depend, in part, on its ability to obtain patents and maintain its existing intellectual property rights and failure to do so could result in the loss of the Corporation's exclusivity or the right to use its technologies.  The Corporation's success will also depend, in part, on its ability to operate without infringing on the proprietary rights of third parties or without having third parties circumvent the Corporation's rights.  The Corporation relies upon patent, trade secret, trademark and copyright laws to protect its intellectual property. Patents, patent applications and trademarks are described in "Proprietary Protection" herein.  Some of the Corporation's intellectual property is not covered by any patent or patent application.  The protection afforded by patent, trade secret, trademark and copyright laws is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  Therefore, there are no assurances that any of the Corporation's patents will not be declared invalid, circumvented, challenged, rendered unenforceable or licensed to others or that any pending or future patent applications will be issued with the breadths of claim coverage sought by the Corporation, if issued at all.  In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

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

Shares Reserved for Future Issuance; Dilution

As of December 31, 2003, the Corporation has reserved 3,557,052 common shares for issuance on the exercise of 48,077 share purchase warrants, and 3,508,975 incentive stock options.  If such options and warrants are fully exercised, such common shares would constitute 13% of the Corporation's then share capital. The issuance of new common shares will result in dilution to the Corporation's existing shareholders.  The exercise of such options and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Corporation's ability to raise equity capital in the future at a time and price which it deems appropriate.  The Corporation may also enter into commitments in the future which would require the issuance of additional common shares and the Corporation may grant additional share purchase warrants and stock options.  See "Options to Purchase Securities From Corporation."

Shares of the Corporation are Considered Penny Stocks and are Subject

to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The Corporation's shares are expected to be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in the Corporation's shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

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

Foreign Incorporation

The Corporation is incorporated under the laws of Alberta, Canada and all of the Corporation's Directors and Officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Passive Foreign Investment Corporation

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. In the U.S., a PFIC is defined as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Corporation is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.  The Corporation believes that it qualified as a PFIC for the fiscal year ended December 31, 1998 and may qualify as a PFIC in subsequent years. There can be no assurance that the

Corporation's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on it.  This could adversely impact a U.S. Holder's tax situation.  Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.  For further tax information, see "Item 7 – Taxation – Passive Foreign Investment Corporation".

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Corporation

Name and Incorporation

The Corporation was incorporated as Andina Development Corporation (the "Corporation") by a Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996 with an authorized capital of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in series. By a Certificate of Amendment dated November 18, 1999, the Corporation restated its Articles of Incorporation. Pursuant to a Certificate of Amendment dated January 14, 2000, the Corporation changed its name to Bargain Castle International Limited and pursuant to a Certificate of Amendment dated February 10, 2000, the Corporation changed its name back to Andina Development Corporation. Pursuant to a Certificate of Amendment and Registration of Restated Articles dated June 19, 2001, the Corporation changed its name from Andina Development Corporation to Carmanah Technologies Corporation and consolidated its issued and outstanding Common Shares on the basis of one post consolidated share for each 1.5 pre-consolidated shares outstanding.

The initial business of the Corporation was in mineral exploration, engaging directly and indirectly in the acquisition, exploration and, if warranted, development of natural resource properties and related undertakings. Effective June 14, 2001, the Corporation completed a reverse takeover of Carmanah Technologies Inc. and on October 1, 2003, the Corporation acquired AVVA. See "Item 4. Information on the Company - B. Business Overview."

The head office and principal business address of the Corporation is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2 and the registered and records office of the Corporation is located at 1600 Canada Place, 407 2nd Street S.W., Calgary, Alberta, T2P 2Y3.

History of the Corporation

Pursuant to a prospectus dated November 21, 1996, the Corporation made an initial public offering of 1,400,000 Common Shares pursuant to the policies in respect of junior capital pool companies.  The Common Shares were listed and posted for trading on the Exchange (as it then was) on January 8, 1997 under the symbol "ADZ."

At a shareholders' meeting held on January 21, 1998, the shareholders of the Corporation approved the acquisition of 110 mining claims located in southwestern Newfoundland (referred to collectively as the "Nitty Gritty Brook Property") as the "Major Transaction" of the Corporation.  Effective March 20, 1998, the Corporation's Common Shares were removed from the junior capital pool board of the Exchange to the regular listings board.

Acquisitions and Dispositions

Nitty Gritty Brook Property

After having completed its IPO, pursuant to an asset purchase agreement dated October 1, 1997 with 685307 Alberta Inc., the Corporation acquired the Nitty Gritty Brook Property (the "Property") for total consideration of $25,000 cash. The Property, consisting of 110 mineral claims (the "Claims"), is situated in southwestern Newfoundland along the northeast trend of the Cape Ray Fault Zone. The acquisition of the Property was an arm's length transaction.

On January 21, 1998, the Corporation received shareholder approval of the agreement pursuant to which the Corporation acquired the Property. The Exchange approved the transaction on March 20, 1998.

The Corporation did not have any exploration expenses during the years ended December 31, 1999 and 2000. During the fiscal year ended December 31, 1998, the Corporation spent $141,279 on exploration of the Property. In August 1998, the independent firm of Mercator Geological Services Limited ("Mercator"), of Dartmouth, Nova Scotia, collected a total of 47 rock samples and 146 stream concentrates as part of a detailed mapping and sampling program which commenced in July 1998. In October 1998, a total of 41 rock samples and 83 stream concentrates were collected as part of a follow-up mapping and sampling program undertaken on the Property. All samples were sent to Eastern Analytical in Springdale, Newfoundland, for fire assay gold and multi-element ICP analysis.

After further reviewing the results of the work conducted by Mercator on the Property, the Corporation determined that the Property did not warrant further exploration expenditures. During the year ended December 31, 2000, the Corporation wrote of all of its interest in the Property.

Bargain Castle International Discount Centres Inc.

On September 15, 1999, the Corporation entered into a letter of intent with Bargain Castle International Discount Centres Inc. ("Bargain Castle"), pursuant to which the Corporation made an offer to purchase (the "Proposed Acquisition") all of the issued and outstanding shares of Bargain Castle.

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

Carmanah Technologies Inc.

On June 14, 2001, the Corporation entered into a share purchase agreement (the "Share Purchase Agreement") with David R. Green as principal, CTI and all the registered holders of CTI Shares whereby the Corporation agreed to acquire (the "Acquisition") all of the issued and outstanding Class A shares, Class B shares and Class C shares of CTI (collectively, the "CTI Shares") in consideration of the issuance of 14,000,000 Common Shares of the Corporation. 100,000 Common Shares were issued as a finder's fee for the Acquisition. The Acquisition constituted a "Reverse Takeover" of the Corporation pursuant to the Exchange's Policy 5.2.

The shareholders of the Corporation approved the Acquisition and the following transactions relating thereto at an annual general and special meeting of shareholders held on June 18, 2001:

a)

the Acquisition;

b)

the Private Placement;

c)

the election of five directors of the Corporation;

d)

the consolidation of the Corporation's Common Shares on the basis of 1 Post Consolidated Common Share for each 1.5 Common Shares previously outstanding;

e)

the change of the Corporation's name to "Carmanah Technologies Corporation"; and

f)

various other matters, including the adoption of a formal stock option plan of the Corporation.

Private Placement

On June 20, 2001, the Corporation completed a brokered private placement pursuant to an Offering Memorandum of 2,334,934 special warrants ("Special Warrants") at a price of $0.75 per Special Warrant for gross proceeds of $1,751,201. All Special Warrants have been exercised and each Special Warrant is comprised of one unit (a "Unit"). Each Unit is comprised of one Common Share and one-half of one common share purchase warrant (a "Warrant").  Each whole Warrant in turn will entitle the holder thereof to purchase one additional Common Share of the Corporation at a price of $1.00 during the first twelve months after issuance and $1.25 per share thereafter to a maximum of 18 months from the date of issuance.

The Corporation paid the agent, Research Capital Corporation, the sponsor of the Acquisition, pursuant to an agency agreement dated June 21, 2001, a commission of 7.5% of the gross proceeds raised on the Private Placement and broker's special warrants to acquire that number of units equal to 10% of the total Special Warrants sold.  Canaccord Capital Corporation also participated in the Private Placement.

Consolidation of Common Shares and Name Change

As a result of the Acquisition, the Corporation changed its name to Carmanah Technologies Corporation and consolidated its common shares on the basis of one post consolidated common shares for each 1.5 common shares previously outstanding.

Pooling Agreement

In conjunction with the execution of the Share Purchase Agreement, a voluntary pooling agreement was also signed pursuant to which all Common Shares issued to Carmanah Management Corp. and all of the

Shares issued, directly or indirectly, to Hari B. Varshney, on the Acquisition would be subject to a voluntary six year escrow, which permits the release of 5% of the Post Consolidated Shares on closing of the Acquisition, 7.5% every six months thereafter (for the next eleven release dates) and 12.5% at the conclusion of the term.  In addition, all other holders of CTI Shares agreed to a voluntary three year escrow which permits the release of 10% of the Shares on closing of the Acquisition and 15% every six months thereafter in addition to any statutory hold periods imposed on the Common Shares issued to these individuals. See "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Escrow Securities."

Accounting Matters

The Acquisition was accounted for on the purchase basis as a reverse takeover in accordance with generally accepted accounting principles. For accounting purposes, CTI (the legal subsidiary) was the acquiror and the Corporation (the legal parent) was the acquiree. The pre-acquisition financial information presented in the Corporation's consolidated financial statements and elsewhere throughout the document is that of CTI prior to the Reverse Takeover consolidated with the Corporation subsequently.

AVVA Technologies Inc.

On October 1, 2003, the Corporation completed the acquisition of all of the issued and outstanding securities of AVVA.

At a September 29, 2003 shareholders' meeting, a special resolution was passed by the shareholders of AVVA approving the amalgamation of AVVA with 1057614 Alberta Ltd., a wholly owned subsidiary of Carmanah. Pursuant to the terms of the amalgamation agreement signed among the parties, former shareholders of AVVA received 1 common share of Carmanah for every 8 AVVA shares held on the acquisition date. Common share purchase warrants and options outstanding in AVVA as at the effective date were also exchanged on an 8 to 1 ratio into common share purchase warrants and options of Carmanah, respectively.

As a result of the acquisition, Carmanah issued approximately 3,055,484 common shares to former shareholders of AVVA. In addition, Carmanah reserved an aggregate of 116,797 common shares pursuant to the exercise of warrants and 307,813 common shares pursuant to the exercise of stock options granted in conjunction with the acquisition.

AVVA designs, manufactures and distributes the world's finest, energy-efficient, illuminated sign products for corporate identity, point-of-purchase sales, architectural and signage applications.  The shares of AVVA were publicly traded on the TSX Venture Exchange under the symbol "AVY".

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

General Business Description

Carmanah Technologies Inc. (Carmanah) is an award-winning manufacturer of proprietary solar-powered LED lighting products for a wide range of industrial and commercial applications.  The Company now has more than 90,000 solar-powered LED lighting products installed in 110 countries.

Carmanah's unique solar-powered LED lighting products can operate almost anywhere in the world, and they meet or exceed reliability and maintenance criteria developed for traditional lights connected to an electrical power grid. The key benefits to Carmanah's customers are simple installation, lower capital costs, zero energy costs and no maintenance or servicing.

Carmanah manufactures to ISO 9001:2000 quality assurance standards at its primary facilities in Victoria, BC, Canada. Carmanah also has additional sales operations in Calgary, AB, Toronto, ON, the United States and the United Kingdom.

Markets Served

Solar LED Roadway Lighting

(www.roadlights.com)

The applications for solar LED technology within the roadway industry worldwide are numerous. Carmanah has developed a number of hazard marking products, as well as intelligent lighting systems to manage pedestrian crosswalks and school zones. These systems are remote controlled and capable of annual pre-programming and wireless communications for synchronization.

Carmanah has also recently developed LED edge-lit illuminated traffic and street signs.  These products are hardwired, but utilize a fraction of the energy of traditional incandescent or fluorescent alternatives.  They are also extremely durable and require no maintenance for their entire lifespan.

Solar LED Aviation Lighting

(www.solarairportlights.com)

Carmanah's solar-powered LED lighting systems and proprietary patented "energy management systems" have proven to be a natural choice for many reasons within the world aviation markets.

During the recent deployment of US and British military operations in the Middle East, Carmanah was called upon to deliver a means to light both runways and taxiways in remote locations. With the endorsement of international military authorities, Carmanah's aviation lighting products are now being used at private and commercial airports as well.

Solar LED Marine Lighting

(www.solarmarinelights.com)

The concept of alternative energy products has long been understood and adopted by coast guards and waterway authorities worldwide, including the UK's Trinity House. Since 1994, with the introduction and advancements in ultra bright LED's, Carmanah has been designing and developing solar-powered LED marine lighting that are easy to install and required little or no maintenance. Carmanah is considered an innovator and leader within the long established maritime aids-to-navigation industry. The Company continues to be the only recognized manufacturer of integrated LED-based lights for the US Coast Guard.

Solar LED Transit Lighting

(www.transitlights.com)

Led by the ambitious efforts of London Transport, Carmanah participated in over two years of product design, field testing and analysis in the development of solar powered bus stops and bus shelters. The Company has effectively leveraged the expertise gained through its marine lighting roots, where robustness and reliability in difficult solar environments are essential. Carmanah offers solar-powered LED shelter and stop illumination products that operate in extreme latitudes and challenging urban environments.

Emerging Secondary Markets

Carmanah's solar-powered LED and LED edge-lit acrylic technologies have also been applied to numerous secondary markets, including:

  Obstruction lighting (www.obstructionlights.com)

  Point-of-purchase sign illumination (www.edgelitsigns.com)

  Architectural sign illumination (www.architecture-signs.com)

  Industrial worksite lighting  (www.railwaylights.com / www.markinglights.com)

  Consumer products (www.addresslighting.com)

C.

Organizational Structure

The Corporation was incorporated as Andina Development Corporation (the "Corporation") by a Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996 with an authorized capital of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in series. By a Certificate of Amendment dated November 18, 1999, the Corporation restated its Articles of Incorporation. Pursuant to a Certificate of Amendment dated January 14, 2000, the Corporation changed its name to Bargain Castle International Limited and pursuant to a Certificate of Amendment dated February 10, 2000, the Corporation changed its name back to Andina Development Corporation. On June 10, 2002, after completing its reverse takeover of CTI, the Corporation changed its name to Carmanah Technologies Corporation and consolidated its common shares on the basis of one post consolidated common shares for each 1.5 common shares previously outstanding.

The Corporation's common shares were originally listed on the Canadian Venture Exchange (now the TSX Venture Exchange) on January 8, 1997 having a trading symbol "ADZ".  On June 21, 2001, after completion of the Corporation's reverse takeover of CTI, the Corporation's common shares traded under the symbol "CMH".

The head office and principal business address of the Corporation is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. The registered and records office of the Corporation is located at 1600 Canada Place, 407 2nd Street S.W., Calgary, Alberta, T2P 2Y3.

CTI, the Corporation's wholly owned subsidiary is located at Building 4, 203 Harbour Road, Victoria, BC, Canada V9A 3S2.

Effective October 1, 2003, AVVA became the Corporation's wholly owned subsidiary and its office is located at Suite 5-6025 - 12th Street S.E., Calgary, AB  T2H 2K1.

D.

Property, Plants and Equipment

The Corporation's corporate office currently shares approximately 6,700 square feet of office space at Suite 1304, 925 West Georgia Street, Vancouver, B.C., Canada with a number of other companies under a lease which expires November 30, 2004. The shared property provides office space to the Corporation for administrative and shareholder promotion purposes.

The Corporation operates at the following locations:

1.

Out of two buildings comprising about 20,000 square feet located at the Pacific Marine Technology Centre, 203 Harbour Road, in Victoria, B.C.  The lease expires in September, 2006.  CTI is currently up to date with its lease payments.  Some office space in close proximity has been rented to accommodate overflow staffing. Total rent for all facilities is approximately $10,743 per month.

2.

Suite 5-6025 - 12th Street S.E., Calgary, AB is the address of the AVVA operations.  This space comprises about 10,000 square feet.  The lease expires in September, 2006.  The company is currently up to date with its lease payments.  Total rent for this space is approximately $9,218 per month.

Equipment

Carmanah presently owns all of its own equipment with the exception of some computer equipment which is leased from IBM Leasing and GE Capital Leasing.  CTI has entered into leases with IBM commencing March 2001 and May 2001, and with GE Capital Leasing commencing November 2002.  The aforementioned leases are for a twenty four month term.  CTI also leases some printer/copiers from Minolta pursuant to lease documents commencing August 2002, for a thirty-six month term.  AVVA operations owns all of its equipment with the exception some printers/copiers leased from NNNNNNN, which commenced MM,YY and MM,YY, and run for a XX month term.  AVVA also has a lease with Equirex Leasing for some manufacturing equipment.  This lease was paid out in full subsequent to December 31, 2003.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Corporation as at December 31, 2003, 2002 and 2001 and for its last three fiscal years ending December 31, 2003, 2002 and 2001 should be read in conjunction with the audited consolidated financial statements of the Corporation and related notes included herein. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the financial statements to U.S. GAAP is set forth in Note 18 of the audited December 31, 2003 consolidated financial statements included herein at Part IV – Item 17.  Refer to Note 18 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2003, 2002 and 2001 are as follows:

Year Ended December 31, 2003 as compared to Year Ended December 31, 2002

Carmanah's total revenues for the 12 months ended December 31, 2003 increased 42% to $9,220,018, compared with $6,468,899 for the preceding year.  Revenues were derived from the sale of its existing product line of solar powered light-emitting diode hazard and safety lights to marine, roadway and aviation markets, and from the sale of new products primarily consisting of the illuminated bus shelters and bus stops to transit markets.  The acquisition of AVVA Technologies Inc., late in the fiscal year contributed to Q4 revenues, representing 8% of total 2003 sales.  Sales were sourced through a worldwide distribution network and direct sales efforts in these key market segments and territories.

While Carmanah continued to enjoy exceptional growth in 2003, the decline of the US dollar impacted the Company's revenues, as a significant portion of its sales were in US dollars.  The US dollar declined from an average rate of 1.57 in year 2002 to an average rate of 1.40 in year 2003, resulting in a reduction in a foreign exchange loss of $290,456.

Outstanding orders at the end of 2003 were at a record high of $1.1 million.  This was approximately 14 times the outstanding orders at the end of 2002, and was the result of strong sales momentum in the later half of 2003, particularly in December.

Carmanah's gross profit margin was 51% of sales, compared to previous year's 56%.  The difference was linked to the shift in the US dollar.  The Company's cost of goods were sourced primarily in Canadian dollars.  Gross margin becomes affected when US dollar sales are booked at a declining exchange rate.  To mitigate the erosion of margins in 2003, Carmanah raised its pricing and sold in currencies other than the US dollar where possible.  The Company also took advantage of its revenue growth to negotiate more favourable volume pricing on component supply.

Wages and benefits expense represents Carmanah's Sales and Marketing, Operations and Finance departments.  For the year ended December 31, 2003, wages and benefits increased 26% to $1,919,084, compared with $1,517,416 in 2002.  This increase was the result of an increase in new hires to support sales growth.  As a percentage of sales, wages and benefits expense represents 21% of sales in 2003, compared with 23% of sales in 2002.  Carmanah had 26 Full-Time Equivalents (FTE's) in these departments during fiscal 2003, compared with 23 FTE's in 2002.  Carmanah had 53 Full-Time Equivalents (FTE's) in the entire company during fiscal 2003, compared with 41 FTE's in 2002.

Office and administration expenses in 2003 were $871,994, representing a 27% increase over 2002 at $684,531.  During the 2003 fiscal year, Carmanah was operating out of approximately 19,205 square feet, whereas the Company operated out of this total space for only the latter half of 2002.  The first half of 2002 comprised approximately 8,841 square feet.  The increase in space for the entire fiscal year 2003, as well as the increased staffing levels, resulted in higher rent, utilities and general office costs.  Given the sales growth experienced in 2003, however, the total office and administration expenses in 2003 actually decreased slightly as a percentage of sales to 9% of total sales in 2003, as compared to 11% of total sales in 2002.

During 2003, research and development expenses of $787,309 represented a 45% increase over $543,051 in the previous year.  The continued investment in (1) research for existing product enhancements and (2) new product development has enabled Carmanah to turn out prototypes and products at a faster rate.  This ability to keep up with market demands for technology enhancements and new product offerings has rewarded the Company with its current sales momentum.  Carmanah will continue to be proactive with its investment in research and development as the Company works with key market segments on new opportunities.  As a percentage of sales, research and development expenses grew at a consistent level in 2003 over 2002, with total research and development expense for both years representing 8% of total sales.

Sales and marketing expenses in 2003 were $753,360, representing a 41% increase over 2002 at $533,041.  The Company continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace.  In addition, a significant portion of the overall sales and marketing investment was allocated to markets and products where the Company has identified future revenue opportunity.  Sales and marketing expense continued to grow as a percentage of sales at a consistent level, with sales and marketing expense representing 8% of total sales for both 2003 and 2002 fiscal years.

Net earnings for 2003 before income tax, depreciation and amortization (EBITDA) were $260,936, compared with $384,393 for 2002. There were two expense adjustments booked in 2003 that have no comparatives in 2002: a one-time write-down of a pre-reverse takeover receivable in the amount of $111,502, and an expense for stock-based compensation for stock options exercised issued to non-employees in the amount of $27,288.  The Company recorded net earnings of $22,843.

Year Ended December 31, 2002 as compared to Year Ended December 31, 2001

The Corporation's total revenues for the 12 months ended December 31, 2002 increased 91% to $6,468,899, compared with $3,373,453 for the preceding year.  Revenues were derived from the sale of solar-powered LED (light emitting diode) hazard, safety and navigation lights.  Sales were sourced through a worldwide distribution network and direct sales efforts in key market segments and territories.  Revenue growth was achieved through increased investment in direct sales and marketing resources and activities.  Sales increased throughout the Corporation's existing product lines and through the introduction of several new products.

Net income (loss) for 2002 was $36,393, compared with $(676,498) for 2001.  The net profit for 2002 was primarily the result of increased sales, improved gross margins and lowered operating costs as a percentage of sales.

The Corporation's gross profit margin increased to 56% of sales, a 3% increase over previous year's 53% gross profit margin.  This increase was the result of an aggressive direct sales program.  Products sold via direct sales methods were priced at retail, rather than at the wholesale pricing extended to distributors. Direct sales comprised 43% of total sales in fiscal 2002, compared with 22% in fiscal 2001.

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

Year Ended December 31, 2001 as compared to Year Ended December 31, 2000

The Corporation's total revenues for the year ended December 31, 2001 increased 52% to $3,373,453 compared with $2,240,897 for the preceding year.  Revenue growth was achieved through increased investment in sales and marketing resources and activities.  Sales were increased throughout our existing product lines and through the introduction of several new products as well.

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

The Corporation's gross profit margin increased to 54% of sales, an 8% increase over previous year's 46% gross profit margin.  This increase is the result of an aggressive direct sales program and an increased focus and emphasis on e-commerce sales initiatives.  Direct sales comprised 22% of total sales in fiscal 2001, compared with 4% in fiscal 2000.

Wages and benefits for the 2001 fiscal year increased 116% to $1,135,033, compared with $559,148 in 2000.  This is the result of increased sales, business development, production and administrative staff to support the Corporation's expansion into new products and new markets.  The Corporation's staffing grew 100% to 30 Full-Time Equivalent's (FTE's) in fiscal 2001, compared with 15 FTE's in 2000.

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

Year end 2001 indicates research and development expenditures of $271,485, compared with fiscal 2000's $24,773.  This significant increase on the statement of operations and deficit is the result of two factors.  Firstly, the Corporation did not book the Scientific Research and Experimental Development ("SRED") cost recovery against its R&D expenses in year 2001, as was done in 2000.  As a wholly owned subsidiary of the public company Carmanah Technologies Corporation, Carmanah Technologies Inc. may no longer recover research and development expense reimbursement through SRED.  The claim may only be applied as a tax credit against future cash taxes payable.  Secondly, the Corporation did not capitalize as many of its projects in this current year.  Carmanah's previous investment in intellectual property (over the past several years) to develop the underlying core technology has resulted in the ability to turn new ideas for new markets into saleable product much faster.

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

B.

Liquidity and Capital Resources

The Corporation reported a positive working capital of $4,168,728 at December 31, 2003 compared to a positive working capital of $2,006,148 at December 31, 2002, representing an increase in working capital of $2,162,580. As at December 31, 2003, the Corporation had a net cash on hand of $1,693,169 compared to $2,161,506 in the previous year. Financing for the Corporation's operations was funded primarily from a private placement during 2003 in the amount of $1,480,000, and the exercise of warrants and stock options in the amount of $595,029.

Current assets excluding cash at December 31, 2003 increased by $1,448,269 compared to December 31, 2001 which is attributable to increases in accounts receivable by $1,331,281 inventories by $847,206 and prepaid expenses and deposits by $9,863. Current portion of advances receivable decreased by $26,844. Current liabilities at December 31, 2003 increased by $1,012,895 due to increases in accounts payable by $701,827, bank loan by $243,332, deferred revenue by $60,186 and current portion of obligations under capital leases by $7,420.

Net changes in non-cash working capital balances utilized $1,003,974 of cash for the year ended December 31, 2003, increasing cash utilized in operating activities to $604,248. By comparison, net changes in non-cash working capital balances utilized $853,717 of cash for the year ended December 31, 2002, increasing cash utilized in operating activities to $469,324.

During the year ended December 31, 2003, the Corporation purchased capital assets of $304,379, invested $9,172 in patents and received payments of $28,500 against advances receivables. The Corporation leases computer equipment under lease agreements with a present value of $127,091 (2002 - $97,581) and paid interests of $6,152 (2002 - $7,692) during the year on these leases. The Corporation also has operating lease agreements for the rental of premises and equipment amounting to $654,349 until 2007. During the year ended December 31, 2002, the Corporation purchased capital assets of $269,428 sold an automobile for $4,600, invested $13,757 in patents and received payments of $22,628 against advances receivables.

During the year ended December 31, 2003, the Corporation completed a brokered private placement of 2,000,000 common shares at a price of $0.74 per common share for gross proceeds of $1,480,000. Expenses on the private placement amounted to $177,282 which consists of commissions paid of $112,500, legal costs of $21,312, consulting fees of $35,570 and regulatory fees of $7,900. The proceeds from the private placement were allocated towards general operating expenses. During the year ended December 31, 2003, the Corporation received an aggregate of $595,029 from various exercises of brokers' warrants, share purchase warrants and options and $116,147 from a bank loan. During the year ended December 31, 2003, the Corporation utilized an aggregate of $51,159 of its cash to repay its long term debt of $21,684 and obligations under capital leases of $29,475

By comparison, during the previous year, the Corporation completed a private placement of 440,000 common shares at $0.54 per common share for gross proceeds of $237,600. Expenses on this private placement amounted to $11,010. During the year ended December 31, 2002, the Corporation utilized an aggregate of $68,026 of its cash to repay its long term debt of $43,114 and obligations under capital leases of $24,912. The Corporation received $110,000 from a bank loan and $75,000 from an issuance of long-term debt.

As at December 31, 2003, the Corporation had accounts receivable of $2,698,061 and aggregate advances receivable of $nil (2002 - $138,344). The advances receivable represents the funds advanced to Bargain Castle which were written off during the year. Management is negotiating the collection of these advances and any repayments will be recorded in income upon collection. The debt is secured by a first charge over all the assets of Bargain Castle, pursuant to a general security agreement.

Financing for the Corporation's operations was funded primarily from various private placements during the current year of $2,075,029 (2002 - $237,600). The Corporation has and may continue to have capital requirements in excess of its currently available resources.  In the event the Corporation's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Corporation may be required to seek additional financing. Although revenue growth in 2003 and 2002 was significant, there is no guarantee those increases will continue in the future.

The other sources of funds potentially available to the Corporation are through the exercise of outstanding 48,077 share purchase warrants and 4,158,975 stock options as follows:

Security	Number	Exercise Price	Expiry Date
Share purchase warrants	48,077	$0.95	April 12, 2004

Stock options	222,666	$0.60	February 3, 2005
	2,316,332	$0.75	June 20, 2006
	166,664	$0.75	June 13, 2007
	163,000	$0.75	January 13, 2008
	100,000	$0.75	April 1, 2005
	82,813	$0.80	November 3, 2005
	11,250	$0.80	June 30, 2008
	118,750	$0.90	June 30, 2008
	50,000	$0.95	August 25, 2008
	60,000	$0.95	October 1, 2008
	18,750	$0.96	March 31, 2005
	43,125	$0.96	August 22, 2006
	15,625	$0.96	June 30, 2008
	140,000	$1.17	October 1, 2008
	300,000(1)	$1.20	November 10, 2008
	200,000(1)	$1.20	December 1, 2008
	50,000(1)	$0.95	August 18, 2008
50,000(1)	$0.95	April 1, 2008
50,000(1)	$1.50	January 5, 2009

(1)   These stock options are subject to regulatory and disinterested shareholder approvals.

There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

C.

Reseach and Development, Patents and Licenses, Etc.

At the present time Carmanah Technologies has five proprietary technologies that it has protected, or is in the process of protecting, through patent procedures. All five patented technologies relate to

Carmanah's core technology of solar-powered LED lighting. The inventors on the various patents vary, but all patents have been assigned to Carmanah Technologies Inc.

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

The fourth proprietary technology relates to a method of doming solar panels and integrating them into the lighting product. It specifically identifies three highways products in which this doming process is used. This patent is filed as a Patent Convention Treaty International Application serial number PCT/CA02/00574  "Potted Domed Solar Panel Capsule and Traffic Warning Lamps Incorporating Same", April 22, 2002.

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

D.

Trend Information

The Corporation does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Corporation's liquidity either materially increasing or decreasing at present or in the foreseeable future.

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

Name, Age and Municipality of Residence	Position(s) with the Corporation	Terms of the Various Offices Held
David Green Age: 55 5010 Lockehaven Drive Victoria, B.C. V8N 4J5 Canada	Chairman, Chief Technology Officer and Director

Chairman, Chief Technology Officer and Director of the Corporation since June 18, 2001.

Scientist and Professional Engineer; Chairman and Chief Technology Officer of Carmanah Technologies Corporation since June 20, 2001; Chairman and Chief Technology Officer of Carmanah Technologoies Inc. (10) since incorporation in 1998; President of Carmanah Management Corp. since 1989.

Art Aylesworth Age: 50 4730 Spring Road Victoria, B.C. V9E 2B5 Canada	Director, President and Chief Executive Officer

Director, President and Chief Executive Officer of the Corporation since June 18, 2001.

President & CEO of Carmanah Technologies Corporation since June 20, 2001; President & CEO of Carmanah Technologies Inc. (10) since May, 2000; CEO of AVVA Light Corp. (11) since October 1, 2003.

Name, Age and Municipality of Residence	Position(s) with the Corporation	Terms of the Various Offices Held
Praveen K. Varshney (1)(2) Age: 38 3886 West 38th Avenue Vancouver, B.C. V6N 2Y4 Canada	Director

Director of the Corporation since May 21, 1996.

Director and Secretary of the Corporation from May 21, 1996 to January 30, 2000.

President, Chief Executive Officer, Chief Financial Officer and Director of the Corporation from January 31, 2000 to June 19, 2001.

Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from August, 1991 to December 31, 1999; Partner, Varshney Chowdhry & Co., Chartered Accountants, between May 1993 and September 1995.

Trevor Johnstone(1) Age: 49 3433 Marpole Avenue Vancouver, BC V6J 2S3 Canada	Director

Director of the Corporation since June 13, 2002.

Chartered Accountant and Certified Public Accountant (inactive); Founder and Managing Director of Tricor Pacific Capital, Inc., a private equity investment firm; Director of NorskeCanada (TSE);  Director and Corporate Secretary of Helijet International Inc. (TSX); Chairman of Pacifica Papers Inc. from July 1999 to August 2001; Principal and Chief Financial Officer of Macluan Capital Corporation from January 1990 to February 1996; Practicing Chartered Accountant 1979 through 1995.

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

Mark Komonoski Age: 43 635 – 54th Avenue Calgary, AB T2V 0C9 Canada	Director

President & Director of AVVA Technologies Inc. from September 1993 to March 1997; Since 1999, President of TradeMark Equity Marketing Inc., a venture capital public company development firm; Served as a Director and/or officer of various publicly traded companies.

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

(1)

Denotes member of the Corporation's Audit Committee.

(2)

Messrs. Praveen Varshney and Peeyush Varshney are brothers.

B.

Compensation

The aggregate amount of compensation paid by the Corporation during the fiscal year ended December 31, 2002, to all Directors and Officers, as a group, for services in all capacities was $497,550 (2002 – $491,303). See "Management Contracts" below.

The Corporation is required under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its Directors and Officers.  The following information fairly reflects all material information regarding compensation paid to the Corporation's Directors and Officers, which information has been disclosed to the Corporation's shareholders in accordance with applicable Canadian law:

As at December 31, 2003, the end of the most recently completed fiscal year of the Corporation, the Corporation had one Named Executive Officer, Art Aylesworth, the Chief Executive Officer and a Director of the Corporation.

The criteria used in determining the amount of Executive Officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Corporation is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Corporation.  For additional information with respect to stock options granted to executive officers, please refer to the heading  "Stock Options" under Item 12 below.

The following table sets forth particulars concerning the compensation of the Named Executive Officer for the Corporation's previous three financial years:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Position of Principal	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Art Aylesworth President, CEO, & Director	2003 2002 2001	$150,000 $135,000 $135,000	Nil Nil Nil	Nil Nil Nil	300,000(4) Nil 425,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

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

(4)

These options are subject to regulatory and disinterested shareholder approvals

Long Term Incentive Plan Awards to Executive Officer

The Corporation has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Corporation's most recently completed fiscal year.  A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options & SARs Granted to Executive Officer

During the year ended December 31, 2003, 300,000 stock options were granted to the Named Executive Officer of the Corporation. The following table summarizes the stock options held by the Named Executive Officer of the Corporation as at December 31, 2003. "Options to Purchase Securities from Corporation – Stock Options." No SARs (Stock Appreciation Rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/ Security)	% of Total Options Granted to Employees in Fiscal year	Market Value of Securities Underlying Options on the Date of Grant ($/Security (1)	Expiration Date
Art Aylesworth	November 10, 2003	300,000	$1.20	76%	$1.20	November 10, 2008

(1)

Calculated as the closing price of the Corporation's shares on the TSX Venture Exchange on the date of grant.

Aggregate Options/SARs Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Options/SARs Values

During the year, no stock options were exercised by the Named Executive Officer of the Corporation. During the year, no outstanding SARs were held by the Named Executive Officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an employment agreement effective September 1, 2000, renewed as of January 1, 2002 and amended on October 18, 2002, between the Corporation and Convertech Solutions through which Art Aylesworth is employed as President and Chief Executive Officer, Convertech Solutions is entitled to an aggregate of $19,150 per month, a portion of which is allocated to Art Aylesworth whose salary is $150,000 per year. The employment agreement provides a formula of compensation upon termination.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above. During the most recently completed financial year, the Corporation paid an aggregate of $14,000 (being $1,000 per month to each director commencing June 1, 2002) to two directors of the Corporation.

The Corporation has no standard arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Exchange. During the most recently completed financial year, the Corporation granted incentive stock options to purchase an aggregate of 496,875 common shares to directors of the Corporation.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Corporation have been indebted to the Corporation or its subsidiary during the fiscal year ended December 31, 2003.

Corporate Advisory Agreement

The Corporation is party to a corporate advisory agreement with the following company all of which relate to compensation paid to certain members of management for their services to the Corporation.

Varshney Capital Corp.

Pursuant to an advisory agreement dated June 20, 2001, between the Corporation and Varshney Capital Corp., ("VCC"), a B.C. private company partially owned by Praveen Varshney and Peeyush Varshney, director and secretary of the Corporation, the Corporation paid an aggregate of $120,000 (2002 - $120,000), being $10,000 per month, to VCC during the fiscal year ended December 31, 2003. This agreement expires in July 2004.

Stock Options

The shareholders of the Corporation approved the adoption of the Corporation's current stock option plan by a resolution dated May 10, 2001 (the "Existing Plan"). Pursuant to the Existing Plan, the Board of Directors may allocate non-transferrable options to purchase common shares of the Corporation to directors, officers, employees and consultants of the Corporation and its subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 4,075,555 common shares. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, purchased shares subject thereto shall again be available for the purpose of this Plan.

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

As at December 31, 2003, the following directors' and employees' stock options to purchase a total of 4,158,975 common shares of the Corporation were outstanding:

Number	Exercise Price	Expiration Date
222,666	$0.60	February 3, 2005
2,316,332	$0.75	June 20, 2006
166,664	$0.75	June 13, 2007
163,000	$0.75	January 13, 2008
100,000	$0.75	April 1, 2005
82,813	$0.80	November 3, 2005
11,250	$0.80	June 30, 2008
118,750	$0.90	June 30, 2008

50,000	$0.95	August 25, 2008
60,000	$0.95	October 1, 2008
18,750	$0.96	March 31, 2005
43,125	$0.96	August 22, 2006
15,625	$0.96	June 30, 2008
140,000	$1.17	October 1, 2008
300,000(1)	$1.20	November 10, 2008
200,000(1)	$1.20	December 1, 2008
50,000(1)	$0.95	August 18, 2008
50,000(1)	$0.95	April 1, 2008
50,000(1)	$1.50	January 5, 2009

(1)

These options are subject to regulatory and disinterested shareholders approval.

As at the date of this Annual Report, 1,234,997 of the 4,158,975 stock options were allocated to directors and officers of the Corporation as follows:

Name of Director/Officer	Number	Exercise Price	Expiration Date
Art Aylesworth through Convertech Solutions	425,000	$0.75	June 20, 2006
Art Aylesworth through Convertech Solutions	300,000 (1)	$1.20	November 10, 2008
David Green	125,000	$0.75	June 20, 2006
Praveen Varshney	125,000	$0.75	June 20, 2006
Praveen Varshney	93,333	$0.60	February 3, 2005
Trevor Johnstone	83,332	$0.75	June 13, 2007
Kelly Edmison	83,332	$0.75	June 13, 2007
	1,234,997

(1)

These options are subject to regulatory and disinterested shareholders approval.

C.

Board Practices

The Corporation's board of directors consists of five members, the terms of which expire at the general meeting of shareholders to be held in each year. Directors are elected by a majority of the votes of the Corporation's common shares present in person or represented by proxy at its annual meeting of shareholders and entitled to vote at such election. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

The Corporation have granted and intend to continue to grant incentive stock options to employees, directors, officers and consultants on terms and conditions established by the Board of Directors at the time of the grant and in accordance with the Corporation's stock option plan and prevailing Exchange policy. Except as disclosed above under "Compensation of Directors", the Corporation's directors do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

The Board of Directors has set up an audit committee which consists of Messrs. Praveen Varshney, Trevor Johnstone and Kelly Edmison. The audit committee engages on behalf of the Corporation the independent public accountants to audit the Corporation's annual financial statements, and reviews and approves the planned scope of the annual audit.

D.

Employees

As at December 31, 2003, Carmanah has a staff of fifty and operates out of two buildings comprising a total of approximately 20,000 square feet, at the Pacific Marine Technology Centre, Victoria, British Columbia, Canada.

As at December 31, 2003, AVVA operations has a staff of twenty five and operates out of a building comprising a total of approximately 10,000 square feet, at #5 – 6025 12th Street SE, Calgary, Alberta, Canada.

E.

Share Ownership

The following list indicates the number of shares held beneficially by current Directors of the Corporation as at April 21, 2004 and the corresponding percentage of the Corporation's issued capital such shares represent:

	Title of Class	Number Owned	Percent of Class
David Green	Common Stock	4,318,412 (2)	16.31%
Art Aylesworth	Common Stock	151,301 (3)	0.57%
Praveen K. Varshney	Common Stock	114,683 (1)	0.43%
Trevor Johnstone	Common Stock	Nil	Nil
Kelly Edmison	Common Stock	40,000 (4)	0.15%
Mark Komonoski	Common Stock	35,000	0.13%
		4,659,396

(1)

Praveen Varshney's spouse partially owns Varshney Capital Corp., a private corporation which owns directly or indirectly 10,333 common shares of the Corporation. Number above includes 2,583 shares held beneficially through Varshney Capital Corp.

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

(4)

Shares are held beneficially through Arbutus Family Holdings Limited.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the best of the Corporation's knowledge, the Corporation is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth the shareholdings of those persons who own of record or are known to the Corporation to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Corporation as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class
David Green	Direct & Indirect	4,318,412 (1)	16.31%

(1)

David Green controls Carmanah Management Corporation, a private company which owns directly or indirectly 6,051,783 common shares of the Corporation. Number above includes those held beneficially through Carmanah Management Corporation. 3,241,468 of these common shares are held in escrow.

B.

Related Party Transactions

Other than as disclosed in "Item 6. Directors, Senior Management and Employees – B. Compensation" and the transactions set forth below, there are no other related party transactions or proposed transactions involving any insider, proposed nominee for election as director, or associate or affiliate of an insider, of the Corporation that have occurred during the three most recently completed fiscal years of the Corporation or during the period since the end of the Corporation's most recently completed fiscal year. There are no debts owing directly or indirectly to the Corporation by any director or officer of the Corporation, or by an associate of any director or officer of the Corporation.

Management of the Corporation has an interest in the following transactions, all of which relate to compensations paid to members of management for their services to the Corporation.

(1)

Peeyush K. Varshney is a controlling shareholder of Varshney Capital Corp. ("VCC"). During fiscal 2003, the Corporation paid VCC management fees of $120,000. VCC is in the business of providing management services to public companies. See B. Compensation – Corporate Advisory Agreement – Varshney Capital Corp.

(2)

Art Aylesworth is a part owner of Convertech Solutions. During fiscal 2002, the Corporation paid to Convertech contract fees of $297,550, a portion of which was allocated to Art Aylesworth whose annual salary is $150,000 per year. Convertech provides two senior management positions and one administrative position to CTI.

The Corporation believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

Escrow Securities

As at the date of this annual report, 1,366,206 (2002 - 4,339,883) shares were held in escrow (the "Escrow Shares") by Pacific Corporate Trust (the "Trustee") pursuant to an Escrow Agreement Value Security dated June 19, 2001 (the "Escrow Agreement"), subject to the direction or determination of the Exchange or the Executive Director of the Alberta Securities Commission (the "Executive Director"). The Escrow Shares are held by the following persons as at December 31, 2003:

Names of Shareholders	No. of Escrowed Shares
Carmanah Management Corporation	1,076,731
David Green for Hari Varshney	120,000
Hari B. Varshney	105,001
Cheryl Alexander	29,650
David Green	3,750
Johny Mendez	19,624
Merrill Lynch Canada Inc. ITF Douglas Robinson	11,450
Total

The shares shall be released from escrow as follows:

(a)

The remaining 3,423,606 Common Shares held by Carmanah Management Corp., Cheryl Alexander, Johny Mendez, Douglas Robinson and David Green will be released over a three-year period in accordance with the Exchange's Form 5D Value Security Escrow Agreement for Tier 2 issuers, as follows:

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
July 6, 2004	15%	1,141,205

(b)

The remaining Common Shares held indirectly by Hari B. Varshney were placed into a three year escrow and are subject to performance criteria whereby the number of Common Shares to be earned out will be equal to the greater of : (a) 1 Common Share for every $3.00 in revenue of CTI in excess of $4,250,000, or (b) 1 Common Share for every $3.00 in financing raised by the Corporation.

Only those Common Shares which meet the performance criteria will be released to Mr. Varshney with the consent of the Exchange.  Any remaining Common Shares issued to Mr. Varshney which are not earned out will be returned to the Corporation for cancellation. As at December 31, 2003, 1,275,010 shares were released from performance escrow and 225,001 remain in performance-based escrow.

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

ITEM 8.

FINANCIAL INFORMATION

A.

Statements and Other Financial Information

Attached hereto are the Corporation's consolidated audited financial statements, consisting of consolidated balance sheets as at December 31, 2003 and 2002, and consolidated statements of operations and deficit, and cash flows for each of the years in the three year period ended December 31, 2003 along with related notes and Auditors' Report.  See "Item 17. Financial Statements."

Legal Proceedings

There are no material legal proceedings to which the Corporation was a party or in respect of which the Property of the Corporation is subject.  The Corporation's management has no knowledge of any legal proceedings in which the Corporation may be involved which are contemplated by governmental authorities or otherwise.

Dividend Policy

No dividends have been paid on any class of shares of the Corporation since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

B.

Significant Changes

The following changes occurred subsequent to December 31, 2003:

1)

On February 20, 2004, the Corporation completed a private placement financing for gross proceeds of $5,750,000. A total of 3,484,848 units were issued at a price of $1.65 per unit. Each unit consists of one common share and one half (1/2) of one common share purchase warrant. Each full common share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.15 per share expiring August 19, 2005. The underwriter received a cash commission of 7% of the gross proceeds of the financing and 348,484 agent's warrants exercisable at a price of $2.15 per share expiring August 19, 2005.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The Corporation's common shares commenced trading on the Exchange on January 8, 1997 under the symbol "ADZ". Following the completion of the Corporation's reverse takeover of Carmanah on June 21, 2001, the Corporation consolidated its share capital on a 1 new for 1.5 old basis and the common shares of Carmanah commenced trading on the Exchange on July 6, 2001 under the symbol "CMH" while the common shares of Andina ("ADZ") were delisted.

The following table sets forth the reported high and low prices in Canadian funds for the Corporation's common shares on the Exchange for (a) the most recent six months; (b) each quarterly period for the past two fiscal years and for the first quarter of 2004, and (c) the five most recent fiscal years:

	High	Low
Post-Consolidated Share Prices (‘CMH")
Monthly Stock Prices
April 2004	$ 3.22	$ 2.94
March 2004	$ 3.05	$ 2.39
February 2004	$ 2.20	$ 1.83
January 2004	$ 1.95	$ 1.57
December 2003	$ 1.55	$ 1.25
November 2003	$ 1.29	$ 1.18
Quarterly Stock Prices
Fiscal 2004
First Quarter	$ 3.05	$ 1.57
Fiscal 2003
Fourth Quarter	$ 1.55	$ 1.17
Third Quarter	$ 1.32	$ 0.85
Second Quarter	$ 1.08	$ 0.82
First Quarter	$ 0.99	$ 0.76
Fiscal 2002
Fourth Quarter	$ 0.90	$ 0.75
Third Quarter	$ 0.80	$ 0.50
Second Quarter	$ 0.70	$ 0.54

First Quarter	$ 0.70	$ 0.45
Annual Stock Prices
Fiscal 2003	$ 1.55	$ 0.76
Fiscal 2002	$ 0.90	$ 0.45
Fiscal 2001	$ 0.78	$ 0.42
Pre-Consolidated Share Prices ("ADZ")
Fiscal 2000	$ 1.45	$ 0.32
Fiscal 1999	$ 0.70	$ 0.20

In accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, as amended, and to the best of the Corporation's knowledge, at December 31, 2003, there were 12 shareholders of the Corporation of record having addresses in the United States.

The common shares were halted from trading on the Exchange on December 21, 2000. On April 27, 2001, the common shares were reinstated for trading following the submission of a Sponsorship Acknowledgement pursuant to the Exchange's policies governing reverse takeovers.

The closing price of the Corporation's shares on the Exchange was $1.55 on December 31, 2003 and $2.96 on April 30, 2004.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Corporation's Common Shares are quoted on the TSX Venture Exchange in the province of British Columbia, Canada under the trading symbol "CMH".

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

Powers of Directors

Approval and Voting

Every director who is a party to a material contract or a proposed material contract with the Corporation, or who is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation, must disclose in writing to the Corporation or request to have entered in the minutes of meetings of Directors, the nature and extent of the Director's or Officer's interest in a material contract or proposed material contract if the contract is one that in the ordinary course of the Corporation's business would not require approval of the Board of the Shareholders. The disclosure must be made immediately after the Director or Officer becomes aware of the contract or proposed contract. A Director who is required to disclose an interest in a material contract or proposed material contract may not vote on any resolution to approve the contract unless the contract is:

a.

an arrangement by way of security for money lent to or obligations undertaken by the Director, or by a body corporate in which the Director has an interest, for the benefit of the Corporation or an affiliate;

b.

a contract relating primarily to the Director's remuneration as a Director or Officer, employee or agent of the Corporation or as a director, officer, employee or agent of an affiliate;

c.

a contract for indemnity or insurance under the ABCA; or

d.

a contract with an affiliate.

If a material contract is made between the Corporation and a Director or Officer, or between the Corporation and another person of which a Director or Officer is a director or officer or in which the Director or Officer has a material interest:

a.

the contract is neither void nor voidable by reason only of that relationship, or by reason only that a Director with an interest in the contract is present at or is counted to determine the presence of a quorum at a meeting of Directors or committee of Directors that authorized the contract; and

b.

a Director or Officer or former Director or Officer to whom a profit accrues as a result of the making of the contract is not liable to account to the Corporation for that profit by reason only of holding office as a Director or Officer, if the Director or Officer disclosed the Director's or Officer's interest in the contract in the manner prescribed by the ABCA and the contract was approved by the Board or the Shareholders and was reasonable and fair to the Corporation at the time it was approved.

Remuneration and Expenses

Neither the Articles nor the By-Laws provide for the Directors' power to vote compensation to themselves or any members of their body in the absence of an independent quorum.

However, the Directors are entitled to receive remuneration for their services in the amount the Board determines. Subject to the Board's approval, the Directors are also entitled to be reimbursed for traveling and other expenses incurred by them in attending meetings of the Board or any committee of Directors or in the performance of their duties as Directors.

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

Common Shares

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value of which, as at December 31, 2002, 20,652,710 are issued and outstanding as fully paid and non-assessable, 3,149,829 are reserved under directors' and management stock options (see "Item 6E. Directors, Senior Management and Employees – Share Ownership – Stock Options"), 1,167,467 are reserved pursuant to the exercise of previously issued common share purchase warrants and 233,493 are reserved pursuant to the exercise of previously issued brokers' warrants. The holders of the common shares are entitled to:

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

a.

Directors' Rights to Issue in One or More Series

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

d.

Approval of Holders of Preferred Shares

Subject to the provisions of the Alberta Business Corporations act, any consent or approval given by the holders of Preferred Shares as a class shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least sixty-six and two thirds (66 2/3%) percent of the outstanding Preferred Shares or by a resolution passed at a meeting of holders of Preferred Shares duly called and held upon not less than fifteen days' notice at which the holders of at least a majority of the outstanding Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than sixty-six and two-thirds percent of the votes cast at such meetings, in addition to any other consent or approval required by the Alberta Business Corporations Act.  If at any such meeting the holders of a majority of the outstanding Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than fifteen days thereafter and to such time and place as may be designated by the Chairman, and not less than ten days' written notice shall be given of such adjourned meeting.  At such adjourned meeting the holders of the Preferred Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote not less than sixty-six and two-thirds (66 2/3%) percent of the votes cast at such meeting shall constitute the consent or approval of the holders of Preferred Shares.  On every poll taken at every such meeting, every holder of Preferred Shares shall be entitled to one vote in respect of each such share held.  Subject to the foregoing, the formalities to be observed in respect of the giving or waiving or notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the By-laws of the Corporation with respect to meetings of shareholders.  Any consent or approval given by the holders of Preferred Shares of a series as a class shall be deemed to have been sufficiently given in the same manner as provided herein regarding holders of Preferred Shares as a class.

Annual and Extraordinary General Meetings

The Board must call an annual general meeting of Shareholders to be held not later than 18 months after the date of incorporation and subsequently, not later than 15 months after holding the last preceding annual meeting. An annual meeting is to be held for the purposes of considering the financial statements and auditor's report, fixing the number of Directors for the following year, electing Directors, appointing an auditor and transacting any other business that may properly be brought before the meeting.

The Board may at any time call a special meeting of Shareholders.

Notice of Meetings

Notice of the time and place of a meeting of Shareholders must be sent not less than 21 days and not more than 50 days before the meeting to each Shareholder entitled to vote at the meeting, each Director and the auditor of the Corporation.

Notice of a meeting of Shareholders called for the purpose of transacting any business other than a consideration of the financial statements and auditor's report, fixing the number of Directors for the following year, election of Directors and reappointment of the incumbent auditor must state the nature of the business to be transacted in sufficient detail to permit a Shareholder to form a reasoned judgment on that business and must state the text of any special resolution to be submitted to the meeting.

C.

Material Contracts

During the year, the Corporation has entered into the following contracts:

(1)

Investor Relations Agreement with Vanguard Shareholder Solutions Inc. ("Vanguard"), whereby the Corporation pays Vanguard $6,500 per month plus expenses for a term of 11 months effective February 1, 2002, with a review to take place after five months. Vanguard provides financial public relations services to the Corporation. Vanguard is a full-service investor relations firm located in Vancouver, BC and is headed by Mr. Paul Lathigee.  This contract was terminated effective December 31, 2002.

D.

Exchange Controls

The following disclosure addresses provisions of the Investment Canada Act (the "ICA"), enacted on June 20, 1985, that are material to an investment in the Corporation.

Canada has no system of exchange controls.  There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

The ICA requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA.  Certain acquisitions of control, discussed below, are reviewed by the Government of Canada.  The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business.  The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation.  The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than $50,000,000 or with assets of between $5,000,000 and $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA.  "WTO investor" generally means:

(a)

an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(b)

governments of WTO members; and

(c)

entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business".  If the WTO investor rules apply, an investment in the shares of the Corporation by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Corporation and the value of the assets of the Corporation is equal to or greater than a specified amount (the "WTO Review Threshold").  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  For 2001, the WTO Review Threshold was determined to be $209,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Corporation by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.  If the business of the Corporation is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

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

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed.  There are, however, certain exceptions.  Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.  In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired.  The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

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

the contribution of the investment to Canada's ability to compete in world markets.

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

The ICA specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

The Corporation does not have assets of more than $179 million.

E.

Taxation

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Corporation.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (see "Taxation – Canadian Federal Tax Consequences" below).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the corporation and no opinion or representation with respect to the United States federal income tax consequences to any such holder or perspective holder is made.  Accordingly, holders and prospective holders of common shares of the Corporation should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Corporation.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Corporation who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United states irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Corporation

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date) to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of the Corporation generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Corporation may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Corporation) deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a "foreign personal holding company" or a "passive foreign investment Corporation," as defined below).  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the Corporation's common shares.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% of any payments to a holder of the Corporation's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Corporation's common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign sources income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income.  Dividends distributed by the Corporation will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.  In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Corporation may be entitled to an "indirect" foreign tax credit under Section 902 with respect to payment of dividends by the Corporation under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Corporation should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Corporation

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and

(ii) the shareholder's tax basis in the common shares of the Corporation.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Corporation are held for more than one year. Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Corporation

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Corporation's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Corporation's gross income for such year was "foreign personal holding Corporation."  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Corporation does not actually distribute such income.  The Corporation does not believe that it currently qualifies as a foreign personal holding corporation.  However, there can be no assurance that the Corporation will not be considered a foreign personal holding corporation for the current or any future taxable year.

Foreign Investment Corporation

If 50% or more of the combined voting power or total value of the Corporation's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation may be treated as a "foreign investment corporation" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.  The Corporation does not believe that it currently qualifies as a foreign investment corporation.  However, there can be no assurance that the Corporation will not be considered a foreign investment corporation for the current or any future taxable year.

Passive Foreign Investment Corporation

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.  If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock a second corporation, then for purposes of the PFIC tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation.

The Corporation believes that it qualified as a PFIC for the fiscal year ended December 31, 2001 and may have qualified as a PFIC in prior years.  The Corporation may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations.  There can be no assurance that the Corporation's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF").  Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder.  The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Corporation. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of s stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects in a timely manner to treat the Corporation as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Corporation qualifies as a PFIC on his pro rata share of the Corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Corporation's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Corporation common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Corporation's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Corporation is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, the Corporation qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Corporation is a controlled foreign corporation, the U.S. Holder's pro rata share of the Corporation's post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Corporation's first tax year in which the Corporation qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Corporation includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

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

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Corporation is a PFIC (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Corporation common shares and (ii) certain "excess distributions", (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Corporation.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Corporation common shares and all excess distribution of his Corporation common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible.  The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election').  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Corporation common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of such shares as of the common shares of the Corporation as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares.  In addition, the U.s. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.s. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the common shares in the Corporation included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-electing U.S. Holders, over (B) the mark-to-market loses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in the common shares of the Corporation will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Corporation common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that were generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such ceases the basis of the Corporation common shares in the hands of the transferee and the basis of any property received in exchange for those common shares would be increased by the amount of gain recognized.  Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee's basis in this case will depend on the manner in which the common shares are transferred.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Corporation is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of whom own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Corporation ("United States shareholder"), the Corporation could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.  The United States generally taxes a United States Shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation who is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Corporation attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  The Corporation does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Corporation will not be considered a CFC for the current or any future taxable year.

Canadian Federal Income Tax Consequences

The following is a general discussion of al material Canadian federal income tax consequences, under current law, generally applicable to (a "Holder") of one or more common shares of Telesis North Communications Inc. (the "Corporation") who for the purposes of the Income Tax Act (Canada)(the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Corporation and is restricted to such circumstances.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares.  Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the "Treaty") the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate.  Under the Treaty, the Corporation will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.  The 15% rate is further reduced to 5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Corporation.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act.  Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Corporation.  The disposition of a common share that constitutes "taxable Canadian property" of a Holder could also result in a capital loss, which can be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost.  A capital loss occurs when the proceeds from the disposition of a share are less than the original cost.  Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder's taxable income.

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

The Corporation has filed with the Securities and Exchange Commission this Annual Report on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to the Corporation's Common Shares.

You may read and copy all or any portion of the Annual Report of other information in our files in the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Centre, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

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

ITEM 18.

FINANCIAL STATEMENTS

See "Item 17. Financial Statements."

ITEM 19.

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements

Auditors' Report dated February 20, 2004
Consolidated Balance Sheets at December 31, 2003 and 2002.
Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2003, 2002 and 2001.
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001.
Notes to Consolidated Financial Statements for the Years Ended December 31, 2003, 2002 and 2001.

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

** Previously submitted with the filing of the Registration Statement and 1999, 2000, 2001 & 2002 Annual Reports.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Corporation certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CARMANAH TECHNOLOGIES CORPORATION

"Praveen K. Varshney"

By:

Praveen K. Varshney

Director & CFO

DATED:  June 22, 2004

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

"Art Aylesworth"

"Praveen Varshney"

_________________________________

_____________________________________

Art Aylesworth

Praveen Varshney

Chief Executive Officer

Chief Financial Officer

Date: June 22, 2004

Date: June 22, 2004

FINANCIAL STATEMENTS INDEX

Description	Appears at Sequentially Numbered Page
Auditors' Report dated February 20, 2004	68
Consolidated Balance Sheets at December 31, 2003 and 2002.	69
Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2003, 2002 and 2001.	70
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001.	71
Notes to Consolidated Financial Statements for the Years Ended December 31, 2003, 2002 and 2001.	72-96

EXHIBIT INDEX

**Exhibit Number	Exhibit Description	Exhibit Appears at Sequentially Numbered Page
1.1	Memorandum and Articles of Andina Development Corporation dated March 26, 1996.	**
1.2	Certificate of Incorporation for Andina Development Corporation dated March 26, 1996.	**
1.3	By-law effective May 21, 1996, relating generally to the transaction of the business and affairs of Andina Development Corporation.	**
3.1	Management Agreement effective April 1, 1998, between Andina Development Corporation and Sangam Management Ltd.	**
3.2	Management Agreement effective April 1, 1998, between Andina Development Corporation and Futura Capital Ltd.	**

3.3	Management Agreement effective April 1, 1998, between Andina Development Corporation and Sedun De Witt Capital Corp.	**
3.4	Escrow Agreement dated November 21, 1996, between Andina Development Corporation, R-M Trust Corporation and Security Holders.	**
3.5	Letter from the Alberta Securities Commission dated October 27, 1998, approving the transfer within escrow of the shares of Andina Development Corporation.	**
3.6	Letter from the Alberta Securities Commission dated February 5, 1999 approving the release of escrow shares.	**
3.8	Asset Purchase Agreement dated October 1, 1997, between Andina Development Corporation and 653607 Alberta Inc.	**
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

** Previously submitted with the filing of the Registration Statement and 1999, 2000, 2001 and 2002 Annual Reports.

Audited Consolidated Financial Statements of

CARMANAH TECHNOLOGIES

CORPORATION

Years ended December 31, 2003 and 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Carmanah Technologies Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Victoria, Canada

February 20, 2004

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2003 and 2002

		2003	2002

Assets

Current assets:
Cash and cash equivalents		$1,693,069	$679,100
Accounts receivable, net		2,698,061	1,366,780
Inventories (note 3)		1,904,872	1,057,666
Prepaid expenses and deposits		53,376	43,513
Current portion of advances receivable		-	26,844

		6,349,378	3,173,903

Advances receivable (note 4)		-	111,500
Equipment and leasehold improvements, net (note 5)		871,683	471,079
Intangible assets, net (note 6)		190,320	34,154
Goodwill		3,072,173	-
Future income taxes (note 7)		190,114	-

		$10,673,668	$3,790,636

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities		$1,648,841	$947,014
Bank loan (note 8)		383,332	140,000
Deferred revenue		71,228	11,042
Current portion of long-term debt		21,814	21,684
Current portion of obligations under capital leases		55,435	48,015

		2,180,650	1,167,755

Long-term debt (note 9)		33,325	55,139
Obligations under capital leases (note 10)		71,656	49,566

		2,285,631	1,272,460

Shareholders' equity:
Share capital (note 11)		8,831,345	3,256,336
Contributed surplus (note 11(f))		298,197	26,188
Deficit		(741,505)	(764,348)

		8,388,037	2,518,176
Commitments (note 16)
Subsequent event (note 19)

		$10,673,668	$3,790,636

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Art Aylesworth"	Director

"Praveen Varshney"	Director

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Sales	$9,220,018	$6,468,899	$3,373,453

Cost of sales	4,455,250	2,808,745	1,549,306

	4,764,768	3,660,154	1,824,147

Operating expenses:
Wages and benefits	1,919,084	1,517,416	1,135,033
Office and administration	871,994	684,531	539,360
Research and development (note 13)	787,309	543,051	271,485
Sales and marketing	753,360	533,041	200,705
Bank charges and interest	91,537	49,086	38,912
Amortization of:
Equipment and leasehold improvements	209,416	140,014	111,129
Deferred development costs	-	216,895	217,588
Intangible assets	20,270	9,091	12,129

	4,652,970	3,693,125	2,526,341

Operating income (loss)	111,798	(32,971)	(702,194)

Other income (expense):
Interest and other income	30,954	51,364	25,696
Write-down of advances receivable (note 4)	(111,502)	-	-

	(80,548)	51,364	25,696

Earnings (loss) before income taxes	31,250	18,393	(676,498)

Income tax expense (recovery):
Future (note 7)	8,407	(18,000)	-

Net earnings (loss)	22,843	36,393	(676,498)

Deficit, beginning of year	(764,348)	(800,741)	(124,243)

Deficit, end of year	$(741,505)	$(764,348)	$(800,741)

Earnings (loss) per share - basic and fully diluted	$0.00	$0.00	$(0.04)

Weighted average number of shares outstanding:
Basic	22,826,155	19,650,884	15,460,951
Diluted	23,743,404	20,562,279	15,460,951

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Cash provided by (used in):
Operations:
Net earnings (loss)	$22,843	$36,393	$(676,498)
Items not involving cash:
Amortization	229,686	366,000	340,846
Write-down of advances receivable	111,502	-	-
Stock compensation	27,288	-	-
Future income tax expense (recovery)	8,407	(18,000)	-
Changes in non-cash working capital:
Accounts receivable	(756,030)	(983,934)	(8,087)
Inventories	(475,947)	(470,227)	(92,439)
Prepaid expenses and deposits	12,106	(16,736)	(23,915)
Accounts payable and accrued liabilities	163,495	606,138	66,753
Deferred revenue	52,402	11,042	-

	(604,248)	(469,324)	(393,340)
Investing:
Purchase of equipment and leasehold
improvements	(304,379)	(269,428)	(138,848)
Purchase of intangible assets	(9,172)	(13,757)	(12,627)
Cash acquired upon acquisition of
AVVA Technologies Inc., net of
acquisition costs	(59,467)	-	-
Repayments of advances receivable	28,500	22,628	10,528
Advances received	-	-	300,000
Deferred development costs	-	-	(231,202)
Proceeds on disposal of equipment	-	4,600	-

	(344,518)	(255,957)	(72,149)
Financing:
Proceeds on share issuance	2,075,029	237,600	1,468,014
Share issuance costs	(177,282)	(11,010)	(31,835)
Bank loan	116,147	110,000	(60,000)
Repayment of long-term debt	(21,684)	(43,114)	(51,906)
Principal payments of obligations under
capital leases	(29,475)	(24,912)	(17,001)
Proceeds from issuance of long-term debt	-	75,000	33,400

	1,962,735	343,564	1,340,672

Increase (decrease) in cash and cash equivalents	1,013,969	(381,717)	875,183

Cash and cash equivalents, beginning of year	679,100	1,060,817	185,634

Cash and cash equivalents, end of year	$1,693,069	$679,100	$1,060,817

Supplemental cash flow information:
Cash during the year for:
Interest paid	$188,632	$127,569	$38,912
Non-cash investing and financing activities:
Acquisition of equipment through capital lease	-	66,392	43,682
Shares/stock options issued for services:
Share issue costs	38,198	-	36,000
Shares, options and warrants issued to acquire non-cash assets of AVVA Technologies Inc.	3,873,371	-	-
Shares issued to acquire non-cash assets	-	-	645,828

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

Carmanah Technologies Corporation (the "Company" or "CTC") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996.  On June 21, 2001, the Company acquired all the issued and outstanding share capital of Carmanah Technologies Inc. ("CTI").  CTI is in the business of developing and manufacturing solar-powered LED (light emitting diode) lighting solutions and the sale of related products.  On October 1, 2003, the Company acquired all the issued and outstanding share capital, stock options and warrants of AVVA Technologies Inc. ("AVVA") in exchange for share capital, stock options and warrants of the Company.

1.

Significant accounting policies:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  The following is a summary of the significant accounting policies used in the preparation of the financial statements.  Material measurement differences to accounting principles generally accepted in the United States of America are set out in note 18.

(a)

Basis of presentation:

(i)

Reverse takeover transaction:

On June 21, 2001, the Company acquired all of the issued and outstanding common shares of CTI in exchange for common shares.

As the former shareholders of CTI held the majority of the outstanding shares of the Company immediately following the transaction, the transaction has been accounted for as a reverse takeover in accordance with Canadian generally accepted accounting principles.

Application of reverse takeover accounting results in the following:

(a)

The consolidated financial statements of the combined entity are issued under the name of the legal parent, the Company, but are considered a continuation of the financial statements of the legal subsidiary, CTI.

(b)

As CTI is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated balance sheets for the continuing entity at their historical carrying values.  The Company's assets and liabilities at the date of the transaction are included in the consolidated balance sheets at their estimated fair market value, which equaled their book value at the date of the transaction.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

1.

Significant accounting policies (continued):

(a)

Basis of presentation (continued):

(ii)

Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, CTI and AVVA.  All inter-company transactions and balances have been eliminated.

(a)

Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments, consisting primarily of term deposits, with terms to maturity of three months or less at the date of purchase.

(c)

Inventories:

Inventories are valued on a first-in, first-out basis at the lower of average cost and replacement cost for raw materials and at the lower of cost and net realizable value for work-in-process and finished goods.

(d)

Equipment and leasehold improvements:

Equipment and leasehold improvements are carried at cost less accumulated amortization.  Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset.  The annual rates used to compute amortization are as follows:

Asset	Basis	Rate

Computer hardware	declining balance	30%
Computer software	declining balance	50%
Leasehold improvements	straight-line	term of lease
Office, production and research equipment	declining balance	20%

The cost of repairs and maintenance is expensed as incurred.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

1.

Significant accounting policies (continued):

(e)

Intangible assets:

Intangible assets are amortized over their estimated useful lives, which vary from 3 months to 5 years.

(f)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit is compared with its fair value.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.  The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any.  The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price.  When the carrying amount of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations and deficit before extraordinary items and discontinued operations.

(g)

Revenue recognition:

Revenue from the sale of products is recognized at the time the product is shipped and title passes, persuasive evidence exists of a sales arrangement, collection is probable and the price is fixed or determinable.  Provisions are established for estimated product returns and warranty costs at the time revenue is recognized based on historical experience for the product.  If there is a requirement for customer acceptance of any products shipped, revenue is recognized only after customer acceptance has been received.  Payments received in advance of the satisfaction of the Company's revenue recognition policies are recorded as deferred revenue.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

1.

Significant accounting policies (continued):

(h)

Research and development costs:

Research costs are expensed as incurred.  Development costs are expensed as incurred unless certain stringent criteria for deferral, as specified by the Canadian Institute of Chartered Accountants, have been met.  These criteria primarily relate to the establishment of technical feasibility, identification of specified markets, and availability of adequate resources to complete the project under development.  Costs of product development, net of any applicable research and development tax credits, are capitalized until project completion or commencement of commercial sales of the product.  Costs are then amortized over the estimated period of future benefit.

(i)

Earnings (loss) per share:

The Company calculates basic earnings (loss) per share using the weighted average number of common shares outstanding during the period excluding escrowed shares for which the release is subject to the satisfaction of performance criteria.  Diluted net earnings (loss) per share are calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period in calculating the net dilution impact.  Stock options and warrants are dilutive when the Company has income from continuing operations and the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

(j)

Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 11(c).  The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method.  No compensation cost is recorded for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus.  The pro forma effect of accounting for these awards under the fair value based method is disclosed in note 11(c).

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

1.

Significant accounting policies (continued):

(j)

Stock-based compensation (continued):

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued or liabilities incurred.  The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock appreciation rights that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period.  Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period.  Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.  For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

(k)

Future income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of future changes in tax rates is recognized in income in the period that included the date of substantive enactment. To the extent that it is not more likely than not that a future tax asset will be realized, a valuation allowance is provided.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

1.

Significant accounting policies (continued):

(l)

Foreign currency transactions:

The Company's functional currency is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date.  Non-monetary items are translated at rates of exchange in effect when the amounts were acquired or obligations incurred.  Revenues and expenses are translated at rates in effect at the time of the transaction.  Foreign exchange gains and losses are recognized in the determination of net earnings (loss) in the year in which they arise.

(m)

Measurement uncertainty:

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period.  Significant areas requiring the use of estimates include the estimation of warranty provisions, amortization periods of intangible assets, valuation of stock compensation, and the estimation of future income tax asset valuation allowances.  Actual results could differ from those estimates.

(n)

Impairment of long-lived assets:

The Company monitors the recoverability of long-lived assets, including equipment and leasehold improvements, and patents, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company reviews factors such as current market value, future asset utilization and business climate and compares the carrying value of the assets to the future undiscounted cash flows expected to result from the use of the related asset.  If such cash flows are less than the carrying value, the impairment charge to be recognized equals the excess.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

2.

Acquisition of AVVA Technologies Inc.:

On October 1, 2003, the Company acquired all the issued and outstanding share capital, stock options and warrants of AVVA.

Pursuant to the terms of the acquisition agreement, former shareholders of AVVA received 1 common share of the Company for every 8 AVVA shares held on the acquisition date.  Common share purchase options and warrants outstanding in AVVA as at the effective date were also exchanged on an 8 to 1 ratio into common share purchase options and warrants of the Company, respectively.

As a result of the acquisition, the Company issued 3,055,477 common shares to the former shareholders of AVVA.  In addition, the Company reserved an aggregate of 116,797 common shares pursuant to the exercise of warrants and 307,813 common shares pursuant to the exercise of stock options granted in conjunction with the acquisition.

The fair value of shares issued on acquisition was based on the market price of CTC shares at the date the acquisition was agreed to and announced based on management evaluation that the CTC shares trade in an active and liquid market.  The fair value of options and warrants issued has been determined using an option pricing model.

The following summarizes the fair value of the assets acquired and liabilities assumed:

Assets:
Current assets	$1,079,423
Equipment and leasehold improvements	305,641
Intangible assets	167,265
Goodwill	3,072,173
Future income tax assets	198,521

4,823,023
Liabilities:
Current liabilities	711,165
Obligations under capital leases	81,796

792,961

Total consideration	$4,030,062

Consideration:
Common shares	$3,715,460
Options	160,587
Warrants	45,936

3,921,983

Plus acquisition costs	108,079

$4,030,062

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

3.	Inventories:

		2003	2002

	Raw materials	$1,453,289	$737,039
	Work-in-process	206,241	115,290
	Finished goods	245,342	205,337

		$1,904,872	$1,057,666

4.	Advances receivable:

		2003	2002

	Advances, beginning of year	$138,344	$160,972
	Payments received	(28,500)	(35,500)
	Accrued interest at 8% per annum	1,658	12,872

		111,502	138,344
	Less current portion of advances receivable	-	(26,844)

		111,502	111,500
	Less allowance for doubtful account	(111,502)	-

		$-	$111,500

The Company entered into a Letter of Intent dated September 15, 1999 which sets forth the basic terms and conditions of a proposed acquisition of all the issued and outstanding securities of Bargain Castle International Discount Centres Inc. ("Bargain Castle"), a private company which carries on the business of selling goods that are purchased from liquidation sources.  The transaction was not completed as certain conditions required to be met for the closing were not satisfied.  The debt is secured by a first charge over all the assets of Bargain Castle, pursuant to a general security agreement.  In 2003, certain principal and interest payments were not received from Bargain Castle.  Management is negotiating the collection of these advances with Bargain Castle and any repayments received will be recorded in income upon collection.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

5.

Equipment and leasehold improvements:

		Accumulated	Net book
2003	Cost	amortization	value

Computer hardware	$282,839	$154,765	$128,074
Computer software	165,169	140,657	24,512
Leasehold improvements	409,867	134,637	275,230
Office equipment	128,517	36,492	92,025
Production equipment	361,087	86,813	274,274
Research equipment	100,939	23,371	77,568

	$1,448,418	$576,735	$871,683

		Accumulated	Net book
2002	Cost	amortization	value

Computer hardware	$221,546	$116,340	$105,206
Computer software	119,475	108,023	11,452
Leasehold improvements	199,008	62,439	136,569
Office equipment	96,262	18,713	77,549
Production equipment	175,876	51,265	124,611
Research equipment	28,701	13,009	15,692

	$840,868	$369,789	$471,079

Equipment and leasehold improvements include $245,065 (2002 - $151,037) of equipment acquired under capital leases.  Amortization of equipment under capital lease of $48,336 (2002 - $24,856; 2001 - $19,558) is included in amortization expense.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

6.

Intangible assets:

		Accumulated	Net book
2003	Cost	amortization	value

Licensed technology	$17,265	$3,085	$14,180
Customer relationships	150,000	7,500	142,500
Patents and trademarks	75,773	42,133	33,640

	$243,038	$52,718	$190,320

	Cost	Accumulated amortization	Net book value
Patents and trademarks	$ 66,602	$ 32,448	$ 34,154

7.

Income taxes:

Income tax recovery (expense) differs from the amounts computed by applying the combined federal and provincial tax rates of 37.6% (2002 - 39.6%; 2001 - 43.6%) to pre-tax income from continuing operations as a result of the following:

	2003	2002	2001

Earnings (loss) before income taxes	$31,250	$18,393	$(676,498)

Computed expected tax expense
(recovery)	$11,750	$7,284	$(294,953)
Non-deductible expenses	4,119	4,742	4,959
Other	(7,462)	(736)	-
Increase in income tax valuation
allowance	67,000	-	289,994
Tax effect of loss carryforwards
not previously recognized	(67,000)	(29,290)	-

Income tax expense (recovery)	$8,407	$(18,000)	$-

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

7.

Income taxes (continued):

Temporary differences give rise to the following future tax assets and liabilities at December 31:

	2003	2002

Future tax assets:
Warranty reserve	$46,000	$23,000
Share issue costs	305,000	89,000
Losses available for future periods	828,000	353,000
Scientific research and experimental development	69,000	192,000
Equipment	138,000	-
Accrued liabilities	40,000	-
Other	14,000	14,000

	1,440,000	671,000

Future tax liabilities:
Intangible assets	(51,000)	-
Equipment	(3,000)	(12,000)

	(54,000)	(12,000)

Less valuation allowance	(1,195,886)	(659,000)

Net future tax asset	$190,114	$-

As at December 31, 2003, the Company has non-capital loss carryforwards of $2,400,000 available to reduce taxable income otherwise calculated in future years.  These losses will expire as follows:

Non-capital losses

2004	$700,000
2005	400,000
2006	200,000
2007	200,000
2008	200,000
2009	300,000
2010	400,000

$2,400,000

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

8.

Bank loan:

The Company, through CTI, has a credit facility with the Royal Bank of Canada, which includes a demand operating loan to a maximum of $750,000 (2002 - $300,000) at prime plus 0.75% (2002 - 1.25%).  This credit facility is secured by a general security agreement, and guarantee and postponement of claim by CTC.

9.

Long-term debt:

	2003	2002

Business Development Bank loan, payable in monthly
instalments of $1,675 including annual interest at
prime plus 1.25%, maturing July 31, 2006.
Secured by a general security agreement on
manufacturing equipment.	$50,250	$70,350

City of Victoria, payable in monthly instalments of
$170 including annual interest at 7.92%, maturing
August 1, 2006	4,889	6,473

	55,139	76,823
Less current portion of long-term debt	21,814	21,684

	$33,325	$55,139

Scheduled debt repayments to maturity are as follows:

2004	$21,814
2005	23,275
2006	10,050

	$55,139

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

10.

Obligations under capital leases:

The Company leases equipment under lease agreements, which are classified as capital leases.  The future minimum annual lease payments are repayable as follows:

		2003	2002

	2003	$-	$59,130
	2004	69,555	38,548
	2005	47,320	17,493
	2006	31,247	-
	2007	6,352	-

		154,474	115,171
	Less amounts representing interest at 7.75% to 10.75%	(27,383)	(17,590)

	Present value of capital lease obligations	127,091	97,581
	Less current portion	55,435	48,015

		$71,656	$49,566

Interest expense incurred during 2003 on capital leases amounted to $6,152 (2002 - $7,692; 2001 - $5,521).

11.	Share capital:

	(a) Authorized:
	Unlimited number of common shares without par value

	(b) Issued and outstanding:

		Number of
		common
		shares	Amount

	Balance, December 31, 2001	20,212,710	$3,029,746
	Private placement	440,000	237,600
	Less share issuance costs	-	(11,010)

	Balance, December 31, 2002	20,652,710	3,256,336
	Private placement	2,000,000	1,480,000
	Exercise of brokers' warrants	220,160	165,120
	Exercise of warrants	68,720	65,284
	Exercise of options	486,667	364,625
	Issue of shares on acquisition of AVVA	3,055,477	3,715,460
	Less share issuance costs	-	(215,480)

	Balance, December 31, 2003	26,483,734	$8,831,345

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

11.

Share capital (continued):

(b)

Issued and outstanding (continued):

During the year ended December 31, 2002, the Company completed a private placement of 440,000 common shares at $0.54 per common share for gross proceeds of $237,600.

During the year ended December 31, 2003, the Company completed a private placement of 2,000,000 common shares of $0.74 per common share for gross proceeds of $1,480,000.

During the year ended December 31, 2003, 68,720 warrants were exercised for 68,720 common shares at a price of $0.95 per common share for gross proceeds of $65,284.

During the year ended December 31, 2003, 6,667 options, 467,500 options and 12,500 options were exercised at a price of $0.60 per common share, $0.75 per common share and $0.80 per common share, respectively, and an aggregate of 486,667 common shares were issued for gross proceeds of $364,625.

(c)

Stock options:

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers.  Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options.  A summary of the status of the options outstanding and exercisable follows:

	Number of	Weighted
	common	average
	shares	exercise price

Balance, December 31, 2001	3,224,833	$0.74
Granted	166,664	0.75
Cancelled	(241,668)	(0.75)

Balance, December 31, 2002	3,149,829	0.74
Granted	783,000	0.85
Granted on acquisition of AVVA	307,813	0.88
Cancelled	(245,000)	(0.75)
Exercised	(486,667)	(0.75)

Balance, December 31, 2003	3,508,975	$0.77

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

11.

Share capital (continued):

(c)

Stock options (continued):

The following table summarizes the stock options outstanding and exercisable at December 31, 2003:

	Number outstanding at December 31, 2003		Number exercisable at December 31, 2003

Exercise price		Expiry date

$0.60	222,666	February 3, 2005	222,666
$0.75	2,316,332	June 20, 2006	2,316,332
$0.75	166,664	June 13, 2007	147,943
$0.75	163,000	January 13, 2008	163,000
$0.75	100,000	April 1, 2005	100,000
$0.80	82,813	November 3, 2005	82,813
$0.80	11,250	June 30, 2008	11,250
$0.90	134,375	June 30, 2008	134,375
$0.95	50,000	August 25, 2008	8,767
$0.95	60,000	October 31, 2008	60,000
$0.96	18,750	March 31, 2005	18,750
$0.96	43,125	August 22, 2006	43,125
$1.17	140,000	October 1, 2008	-

	3,508,975		3,309,021

During the year ended December 31, 2003, no compensation costs were recorded in the statements of operations and deficit for the options granted to employees.

Had compensation costs been determined for employee awards granted after December 31, 2001 using the fair value based method at their respective grant dates, the Company's pro forma net earnings and pro forma basic and diluted earnings (loss) per share would have been as follows:

	2003	2002

Net earnings, as reported	$22,843	$36,393
Compensation expense related to fair value
of stock options	(149,237)	(24,465)

Pro forma net earnings (loss)	$(126,394)	$11,928

Earnings (loss) per share, as reported:
Basic and diluted	0.00	0.00
Pro forma earnings per share:
Pro forma basic and diluted	(0.00)	0.00

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

11.

Share capital (continued):

(c)

Stock options (continued):

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2003	2002

Risk free interest rate	3.33%	4.19%
Expected dividend yield	0%	0%
Stock price volatility	58%	61%
Expected life of options	2 years	3 years

The weighted average fair value of options granted during the year ended December 31, 2003 is $0.41 (2002 - $0.23) each.

(d)

Shares held in escrow:

As at December 31, 2003, the Company held 1,366,206 (2002 - 4,339,883) common shares in escrow subject to time-based or performance-based release criteria.

The time-based escrow shares are eligible for release at 15% semi-annually until July 2004.  As at December 31, 2003, 6,466,808 shares have been released from the time-based escrow and 1,141,205 shares remain in a time-based escrow.

Performance escrow shares are released at one share for every $3.00 in Qualifying Revenue or $3.00 in Qualifying Financing, whichever results in the greater number of escrow securities.  Shares eligible for annual release from escrow are limited to 30% of total escrow securities.  As at December 31, 2003, 1,275,010 shares were released from performance escrow and 225,001 remain in performance-based escrow.

All shares are estimated to be released from escrow by July 6, 2004.

(e)

Warrants:

Each warrant entitles the holder to purchase one common share of the Company.

During the year, the Company granted 116,797 warrants at an exercise price of $0.95 per common share in conjunction with the acquisition of AVVA, 68,720 of the warrants were exercised for gross proceeds of $65,284, leaving a balance of 48,077 warrants outstanding at December 31, 2003, expiring April 12, 2004.

During the year, 220,160 brokers' warrants were exercised at a price of $0.75 per common share for gross proceeds of $165,120.  During the year, 1,167,467 warrants at an exercise price of $1.25 each expired and the 13,333 brokers' warrants at an exercise price of $0.75 each expired.  No brokers' warrants are outstanding at December 31, 2003.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

11.

Share capital (continued):

(f)

Contributed surplus:

Year ended December 31,		2003	2002

Balance, beginning of year		$26,188	$26,188

Stock compensation		65,486	-
Stock options issued on AVVA acquisition		160,587	-
Warrants issued on AVVA acquisition		45,936	-

Balance, end of year		$298,197	$26,188

12. Earnings per share:

The weighted average number of common shares used in the computation of earnings is as follows:

Year ended December 31,	2003	2002	2001

Weighted average common shares used
in the computation of basic income
per share	22,826,155	19,650,884	15,460,951

Weighted average common shares from
assumed conversion of dilutive
stock options	913,088	911,395	-

Weighted average common shares from
assumed conversion of dilutive warrants	4,161	-	-

	23,743,404	20,562,279	15,460,951

13.

Contribution agreement:

During 2002, CTI entered into a Contribution Agreement (the "Agreement") with Sustainable Development Technology Canada.  Under the terms of the Agreement, CTI is to be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000.  At December 31, 2003, eligible research and development expenses of $286,038 (2002 - $142,734) have been offset by contributions received and receivable under this Agreement.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

14.

Related party transactions:

During the year ended December 31, 2003, the Company paid $80,000 (2002 - $74,083; 2001 - $80,000) for research and development services to a director of the Company.  During the year ended December 31, 2003, the Company paid contract fees of $297,550 (2002 - $297,220; 2001 - $368,373) to a company partly owned by a director and officer of the Company.  This company provides two senior management positions and one administrative position to the Company.

The Company has entered into an advisory agreement with a company controlled by a director and officer of the Company in the amount of $10,000 per month, expiring July 2004.  During the year ended December 31, 2003, the Company paid management fees of $120,000 (2002 - $120,000; 2001 - $60,000) under this agreement.

During the year ended December 31, 2003, the Company completed a common share private placement.  Certain directors and officers participated in this private placement for a total of 1,312,000 shares (2002 - 440,000) and gross proceeds of $970,880 (2002 - $237,600).

These transactions are measured at the exchange amount of consideration established and agreed by the related parties.

15.

Financial instruments:

(a)

Fair value:

For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and bank loan, the carrying amounts approximate fair value due to their immediate or short-term maturity.  The fair value of obligations under long-term debt and obligations under capital leases, calculated at the present value of future payments and discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximate their carrying values.

(b)

Currency risk:

The Company's major sales contracts are concluded in U.S. dollars and, as such, the Company is exposed to exchange rate fluctuations in this currency.  Foreign exchange losses (gains) recognized in the determination of net earnings (loss) for the year were $290,456 (2002 - $(26,710)).  The Company has not entered into any foreign exchange contracts to hedge this risk.

(c)

Concentrations of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable.  To reduce credit risk, cash equivalents are only held at major financial institutions and management performs ongoing credit evaluations of its customers' financial condition.  The Company maintains reserves for potential credit losses.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

16.

Commitments:

The Company has operating lease agreements for the rental of premises and equipment.  The minimum future annual rental payments under the leases are as follows:

Year ending December 31:

2004	$243,861
2005	240,978
2006	167,500
2007	2,010

$654,349

17.

Industry segment and foreign operations:

The Company operates in one segment being the development and manufacturing of lighting solutions and the sale of related products to consumers and suppliers worldwide.  Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

There were no sales to any individual customer in the year ended December 31, 2003 and 2002 that represented more than 10% of sales for the period.  During the year ended 2001, the Company had sales of $424,049 to a customer, representing more than 10% of the sales for that year.

As at December 31, 2003 and 2002, all of the assets related to the Company's operations were located in Canada.

For geographical reporting, revenues are attributed to the geographic location in which the customer is located as follows:

(thousands of dollars)	2003	2002	2001

North America	$6,509	$3,997	$1,857
South Amercia	173	205	150
Europe	1,852	1,688	822
Middle East	330	97	150
Asia	222	348	275
South Pacific	134	133	119

	$9,220	$6,468	$3,373

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

18.

Reconciliation to United States generally accepted accounting principles:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects from those measurement principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").  The material measurement differences to the consolidated financial statements are as follows:

(a)

Income taxes:

Under U.S. GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment.  The application of this difference under U.S. GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

(b)

Stock-based compensation:

Under Canadian GAAP, the Company does not recognize any compensatory element for options granted to employees or directors.  The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") which became effective for transactions entered into after December 15, 1995.  The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.  As permitted by the statement, the Company has elected to continue measuring employee compensation costs using the intrinsic value method of accounting under APB Option 25 and related interpretations.  Under the intrinsic value based method, employee stock option compensation is determined by the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock.  The excess is recognized by a charge to operations over the vesting period.

Stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the stock options granted as the services are performed and the options earned.  The Company applies a similar accounting policy under Canadian GAAP for non-employee awards made on or after January 1, 2002.  The stock-based compensation expense in respect of options granted to non-employees prior to January 1, 2002, under U.S. GAAP, based on the fair value of the options using an option pricing model, would be $81,168 for the year ended December 31, 2003 (2002 - $302,802; 2001 - $10,276).

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

18.

Reconciliation to United States generally accepted accounting principles (continued):

(b)

Stock-based compensation (continued):

With respect to escrowed shares, U.S. GAAP considers shares held in and releasable from escrow based on performance to be a compensatory arrangement between the Company and the holder of the shares.  Accordingly, the difference between the fair value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period in which the escrowed shares are eligible for release from escrow.  No such recognition is given under Canadian GAAP.

(c)

Deferred development costs expenditures:

Costs of product development that are capitalized as technology and amortized under Canadian GAAP is required to be expensed in the period incurred under U.S. GAAP.

Deferral of these costs under Canadian GAAP resulted in a future income tax liability since costs are deductible in the year incurred for tax purposes.  The expensing of development costs under U.S. GAAP results in the elimination of this difference.  The adjustments shown are gross of the estimated deferred tax impact under U.S. GAAP with the deferred tax impact presented separately.

(d)

Research equipment:

The cost of research equipment that has been capitalized for Canadian GAAP purposes but does not have an alternative future use separate from the research project is required to be expensed in the period incurred under U.S. GAAP.

(e)

Product warranties:

Product warranties included in accounts payable and accrued liabilities are as follows:

	2003	2002

Balance, beginning of year	$67,851	$38,183
Warranty accruals	147,228	61,993
Warranty charges	(89,861)	(32,325)

Balance, end of year	$125,218	$67,851

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

18.

Reconciliation to United States generally accepted accounting principles (continued):

(f)

Recent accounting pronouncements:

In November 2002, the Financial Accounting Standards Board ("FASB") issued Emerging Issues Task Force 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21").  EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  In some arrangements, the different revenue-generating activities are sufficiently separable, and there may be sufficient evidence of their fair values to separately account for some or all of the deliverables.  In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately.  EITF 00-21 is effective for revenue arrangements entered into fiscal periods beginning after June 15, 2003.

In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which addresses the consolidation by business enterprises of variable interest entities.  FIN 46 will apply to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest in after that date.

In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133.  FAS No. 149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003.

In May 2003, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics for both Liabilities and Equity" ("FAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

There were no material reconciling items with respect to these recent accounting pronouncements.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

18.

Reconciliation to United States generally accepted accounting principles (continued):

(g)

Reconciliation:

The effect of the differences between Canadian and U.S. GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of operations and deficit and cash flows is summarized as follows:

(i)	Assets:
		2003	2002

	Assets, under Canadian GAAP	$10,673,668	$3,790,636
	Adjustment for deferred development costs
	expensed under U.S. GAAP (note 18(d))	(77,569)	(15,692)

	Assets, under U.S. GAAP	$10,596,099	$3,774,944

(ii)	Liabilities:

		2003	2002

	Liabilities, under Canadian and US GAAP	$2,285,631	$1,272,460

(iii)	Share capital:

		2003	2002

	Share capital, under Canadian GAAP	$8,831,345	$3,256,336
	Adjustment for stock-based compensation relating
	to stock options issued to non-employees (note 18(b))	394,246	313,078
	Adjustment for stock-based compensation relating
	to stock options and escrowed shares allotted to
	employees and directors (note 18(b))	1,872,910	1,109,076

	Share capital, under U.S. GAAP	$11,098,501	$4,678,490

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

18.

Reconciliation to United States generally accepted accounting principles (continued):

(a)

Reconciliation (continued):

(iv)

Deficit:

			2003	2002

	Deficit, under Canadian GAAP		$(741,505)	$(764,348)
	Expense for stock-based compensation relating to
	stock options issued to non-employees (note 18(b))		(394,246)	(313,078)
	Expense for stock-based compensation relating
	to stock options and escrowed shares allotted to
	employees and directors (note 18(b))		(1,872,910)	(1,109,076)
	Adjustment for research equipment expensed
	under U.S. GAAP (note 18(d))		(77,569)	(15,692)

	Deficit, determined under U.S. GAAP		$(3,086,230)	$(2,202,194)

(v)	Income (loss) and income (loss) per share for the year:

		2003	2002	2001

	Income (loss), under Canadian GAAP	$22,843	$36,393	$(676,498)
	Expense for stock-based compensation
	relating to stock options issued to
	non-employees (note 18(b))	(81,168)	(302,802)	(10,276)
	Expense for stock-based compensation
	relating to stock options and escrowed
	shares allocated to employees and
	directors (note 18(b))	(763,834)	(859,050)	(250,026)
	Adjustment for deferred development
	costs expensed under U.S. GAAP
	(note 18(c))	-	216,895	(13,614)
	Adjustment for research equipment
	expensed under U.S. GAAP (note 18(d))	(61,877)	3,923	3,296
	Deferred income taxes on U.S. GAAP
	adjustments	-	(18,000)	-

Loss, determined under U.S. GAAP		$(884,036)	$(922,641)	$(947,118)

	Weighted average number of common
	shares outstanding under Canadian
	GAAP and U.S GAAP:
	Basic	22,826,155	19,650,884	15,460,951
	Diluted	23,743,404	20,562,279	15,460,951

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

19.

Subsequent event:

On February 20, 2004, the Company closed a private placement financing for gross proceeds of $5,750,000.  A total of 3,484,848 units were issued at a price of $1.65 per unit.  Each unit consists of one common share and one half (1/2) of one common share purchase warrant.  Each full common share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.15 per share for a period of 18 months from the date of closing of the financing.  The underwriter received a cash commission of 7% of the gross proceeds of the financing and 348,484 agent's warrants exercisable at a price of $2.15 per share for 18 months from the date of closing.