Form 20-F
period 2004-12-31
CARMANAH TECHNOLOGIES CORP
filed 2005-06-30
CIK 1085105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

                        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

                   X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004.

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

(Title of Class)

Number of outstanding shares of each of the Corporation’s classes of capital or common stock as of the period covered by the annual report. As of December 31, 2004, there were 31,915,309 common shares issued and outstanding.

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

Item 17    X

Item 18

TABLE OF CONTENTS

GLOSSARY OF TERMS

                                3

NOTE REGARDING FORWARD-LOOKING STATEMENTS

                                4

PART I

                                5

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                                5

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

                                5

ITEM 3.

KEY INFORMATION

                                5

A.

Selected Financial Data

                                6

B.

Capitalization and Indebtedness

                                8

C.

Reasons for the Offer and Use of Proceeds

                                8

D.

Risk Factors

                                8

ITEM 4.

INFORMATION ON THE COMPANY

                                14

A.

History and Development of the Corporation

                                14

B.

Business Overview

                                17

C.

Organizational Structure

                                19

D.

Property, Plants and Equipment

                                20

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                                22

A.

Operating Results

                                22

B.

Liquidity and Capital Resources

                                25

C.

Research and Development, Patents and Licenses, Etc.

                                26

D.

Trend Information

                                28

E.

Off-Balance Sheet Arrangements

                                28

F.

Tabular Disclosure of Contractual Obligations

                                28

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                                28

A.

Directors and Senior Management

                                28

B.

Compensation

                                32

C.

Board Practices

                                35

D.

Employees

                                36

E.

Share Ownership

                                36

Item 7.

Major SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                                39

A.

Major Shareholders

                                39

A.1.a

Holdings by Major Shareholders

                                39

A.2

Canadian Share Ownership

                                39

A.3

Control of the Corporation

                                40

A.4

Change in Control Arrangements

                                40

B.

Related Party Transactions

                                41

C.

Interests of Experts and Counsel

                                41

Item 8.

FINANCIAL INFORMATION

                                41

A.

Consolidated Statements and Other Financial Information

                                41

B.

Significant Changes

                                42

Item 9.

THE OFFER AND LISTING

                                42

A.

Offer and Listing Details

                                42

B.

Plan of Distribution

                                43

C.

Markets

                                43

D.

Selling Shareholders

                                43

E.

Dilution

                                43

F.

Expenses of the Issue

                                44

Item 10.

ADDITIONAL INFORMATION

                                44

-i-

A.

Share Capital

                                44

B.

Memorandum and Articles of Association

                                44

C.

Material Contracts

                                47

D.

Exchange Controls

                                47

E.

Taxation

                                48

F.

Dividends and Paying Agents

                                58

G.

Statements by Experts

                                58

H.

Documents on Display

                                58

I.

Subsidiary Information

                                58

Item 11.

quantitative and qualitative disclosures about market risk

                                58

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                                60

PART II

                                60

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                                60

Item 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                                        60

ITEM 15.

controls and procedures

                                                       60

ITEM 16.

61

ITEM 16A.

Audit Committee Financial Expert

                                                       61

ITEM 16B.

Code of Ethics

                                                       61

ITEM 16C.

Principal Accountant Fees and Services

                                                       61

ITEM 16D.

Exemptions From The Listing Standards For Audit COMMITTEES

                                                       62

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

                                                       62

PART III

                                                       62

Item 17.

Financial Statements

                                                       62

Item 18.

Financial Statements

63

Item 19.

Exhibits

63

SIGNATURE

65

-ii-

GLOSSARY OF TERMS

ABCA	The Business Corporations Act (Alberta).
AVVA	AVVA Technologies Inc., a wholly owned subsidiary of the Corporation, incorporated under the laws of the Province of Alberta.
Board	Board of Directors of the Corporation.
Corporation or Carmanah	Carmanah Technologies Corporation (formerly Andina Development Corporation), a corporation incorporated pursuant to the Business Corporations Act (Alberta).
CSI	Carmanah Signs Inc. (formerly AVVA Light Corp.), a wholly owned operating subsidiary of AVVA Technologies Inc., incorporated under the laws of the Province of Alberta.
CTI	Carmanah Technologies Inc., a wholly owned operating subsidiary of the Corporation, incorporated pursuant to the Corporation Act (British Columbia).
Directors	the Directors of Carmanah Technologies Corporation, formerly Andina Development Corporation.
Exchange	means the TSX Venture Exchange Inc., formerly the Canadian Venture Exchange.
GAAP	Generally accepted accounting principles.
ICA	Investments Canada Act.
LED	Light-emitting diodes.

Words importing the singular number only include the plural and vice versa, and words importing any gender include all genders.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained in this Annual Report constitutes “forward-looking statements” within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates”, “predicts”, “potential”, “continue”, “believe” or “intends”, or stating that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Such statements are included, among other places, in this document under the headings “Key Information”, “Information on the Company” and “Operating and Financial Review and Prospects.”

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Carmanah’s actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, the following: Carmanah’s limited operating history; exchange rate fluctuations; Carmanah’s dependence upon key personnel; Carmanah’s product recognition and development of markets; Carmanah’s dependence upon outside agents and distributors; Carmanah’s dependence upon the successful expansion of its marketing, sales, support and service organizations; competition; risks associated with field testing and resolution of product deficiencies; risks associated with technological change; Carmanah’s potential additional capital requirements; Carmanah’s history of no dividends; Carmanah’s reliance upon technological innovation; Carmanah’s protection of its patents and proprietary rights; the potential additional disclosure requirement for trades involving Carmanah’s common shares; the potential difficulty of enforcing civil liabilities against Carmanah or its officers or directors under U.S. federal securities laws; potential product liability claims and other risk and uncertainties described elsewhere in this annual report and under the heading “Risk Factors” beginning on page 8 of this annual report.

Although Carmanah believes that the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance, achievements or other future events.  Moreover, neither Carmanah nor anyone else assumes responsibility for the accuracy and completeness of these forward-looking statements.  Carmanah is under no duty to update any of these forward-looking statements after the date of this report.  You should not place undue reliance on these forward-looking statements.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

The Corporation was incorporated as Andina Development Corporation by a Certificate of Incorporation issued pursuant to the provisions of the ABCA on March 26, 1996 with an authorized capital of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in series. By a Certificate of Amendment dated November 18, 1999, the Corporation restated its Articles of Incorporation. Pursuant to a Certificate of Amendment dated January 14, 2000, the Corporation changed its name to Bargain Castle International Limited and pursuant to a Certificate of Amendment dated February 10, 2000, the Corporation changed its name back to Andina Development Corporation. Pursuant to a Certificate of Amendment and Registration of Restated Articles dated June 19, 2001, the Corporation changed its name from Andina Development Corporation to Carmanah Technologies Corporation and consolidated its issued and outstanding Common Shares on the basis of one post consolidated share for each 1.5 pre-consolidated shares outstanding. All share information presented in this Annual Report gives retroactive effect to this share consolidation.

The initial business of the Corporation was that of mineral exploration. The Corporation was engaged directly and indirectly in the acquisition, exploration and, if warranted, development of natural resource properties and related undertakings

On June 21, 2001, the Corporation completed a reverse takeover and changed its name to Carmanah Technologies Corporation. See “Item 4. Information on the Company – B. Business Overview.” Except where otherwise indicated, the financial information in this Annual Report gives effect to the reverse takeover accounting principles.

On October 1, 2003, the Corporation acquired all of the issued and outstanding share capital, stock options and warrants of AVVA in exchange for share capital, stock options and warrants of the Corporation.

The Corporation designs, manufactures and distributes LED (light emitting diode) products, using solar power as an alternative energy source, for a wide range of industrial and commercial lighting applications.

The Corporation’s head office is located at Suite 1304 – 925 West Georgia Street, Vancouver, BC Canada V6C 3L2 and its contact person and numbers are:

Peeyush Varshney, LL.B, Corporate Secretary

Telephone: (604) 629-0264

Toll Free: 1-866-629-0264

Fax:  (604) 682-4768

The Corporation has an unlimited number of common shares authorized without par value. As of December 31, 2004, the end of the Corporation’s most recent fiscal year, there were 31,915,309 common shares issued and outstanding.

The Corporation’s common shares trade on the TSX Venture Exchange under the symbol “CMH”, Berlin and Deutsche Börse AG Exchanges under the trading symbol “QCX” and in the United States, Carmanah’s shares are quoted over-the-counter on the Pinksheet® under the symbol “CMHXF”.

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with Canadian GAAP and reconciled for material measurement differences to U.S. GAAP. Set forth in the following table are selected financial data with respect to the Corporation’s financial condition and results of operation for the years ended December 31, 2004, 2003, 2002, 2001 and 2000. The selected financial and operating information as at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 should be read in conjunction with the financial statements and notes thereto included elsewhere herein and in conjunction with “Item 5 - Operating and Financial Review and Prospects.” The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at Item 17.  The selected financial data as at December 31, 2001 and 2000 and for the years ended December 31, 2001 and 2000 have been extracted from audited financial statements not included herein.

Fiscal Years ended December 31,
	2004	2003	2002	2001	2000
Revenues
Canadian GAAP	$ 15,895,041	$ 9,220,018	$ 6,468,899	$ 3,373,453	$ 2,240,897
U.S. GAAP	$ 15,895,041	$ 9,220,018	$ 6,468,899	$ 3,373,453	$ 2,262,905
Total Assets
Canadian GAAP	$ 19,866,167	$ 10,673,668	$ 3,790,636	$ 2,745,106	$ 1,483,828
U.S. GAAP	$ 19,745,080	$ 10,596,099	$ 3,774,944	$ 2,508,596	$ 1,257,636
Net Income/(Loss)
Canadian GAAP	$ 592,823	$ (126,394)	$ 11,928	$ (676,498)	$ (89,269)
U.S. GAAP	$ 147,721	$ (818,550)	$ (922,641)	$ (947,118)	$ (121,233)
Deficit
Canadian GAAP	$ (322,384)	$ (915,207)	$ (788,813)	$ (800,741)	$ (121,243)
U.S. GAAP	$ (2,873,024)	$ (3,020,744)	$ (2,202,194)	$ (1,279,553)	$ (343,820)

Fiscal Years ended December 31,
	2004	2003	2002	2001	2000
Shareholders’ Equity
Canadian GAAP	$ 16,610,425	$ 8,388,037	$ 2,518,176	$ 2,255,193	$ 849,684
U.S. GAAP	$ 16,489,338	$ 8,310,468	$ 2,502,484	$ 2,036,682	$ 641,492
Share capital
Canadian GAAP	$ 16,322,119	$ 8,924,722	$ 3,256,336	$ 3,029,746	$ 947,739
U.S. GAAP	$ 18,751,672	$ 10,952,690	$ 4,678,490	$ 3,290,047	$ 959,124
Weighted average number of shares outstanding
Canadian GAAP
Basic	30,116,949	22,826,155	19,650,884	15,460,951	10,408,202
Diluted	32,055,307	23,743,404	20,562,279	15,460,951	10,408,202
U.S. GAAP
Basic	30,116,949	22,826,155	19,650,884	15,460,951	10,408,202
Diluted	32,055,307	23,743,404	20,562,279	15,460,951	10,408,202
Net Income/(Loss) Per Share[1]
Canadian GAAP
Basic and diluted	$ 0.02	$ (0.01)	$ 0.00	$ (0.04)	$ (0.01)
U.S. GAAP
Basic and diluted	$ 0.00	$ (0.04)	$ (0.05)	$ (0.06)	$ (0.01)

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following table sets forth, (i) for the five most recent financial years, the average rate of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day for which data is available for each month during such periods; and (ii) the high and low exchange rate during the previous six months, in each case based on the noon buying rate in New City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The Average Rate, calculated by using the average of the exchange rates on the last day of each month during the period, is set out for each of the periods indicated in the table below.

Year Ended December 31,
	2004	2003	2002	2001	2000
Average for Period	US$0.7719	US$0.7205	US$0.6370	US$0.6443	US$0.6723

The high and low exchange rates for each month during the previous six months are as follows:

Month Ended
	April	March	February	January	December	November
	2005	2005	2005	2005	2004	2004
High for Period	US$0.8233	US$0.8322	US$0.8134	US$0.8346	US$0.8435	US$0.8493
Low for Period	US$0.7957	US$0.8024	US$0.7961	US$0.8050	US$0.8064	US$0.8155

As of December 31, 2004, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8310 (US$1.00 = CDN$1.203).

As of May 20, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7919 (US$1.00 = CDN$1.2627).

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

In addition to other information and other risk factors set forth elsewhere in this Annual Report, the following risk factors should be carefully considered in evaluating the Corporation and its business because such factors currently may have a significant impact on its business, operating results and financial condition.

Limited Operating History

The Corporation commenced its current operations in June 2001 and, therefore, has only a limited operating history upon which an evaluation of its business and prospects can be based. The Corporation had net income of $592,823 in the year ended December 31, 2004, and incurred a net loss of $126,394 in the year ended December 31, 2003.

In view of the rapidly evolving nature of the Corporation’s business and markets and limited operating history, the Corporation believes that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Exchange Rate Fluctuations

Because the Corporation’s reporting currency is the Canadian dollar, its operations outside Canada face additional risks, including fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. Although the Corporation currently engages in hedging activities and enters into foreign currency contracts in an attempt to reduce the Corporation’s exposure to foreign exchange risks, the declining US dollar reduced the Corporation’s reported revenues by approximately $1 million during the fiscal year ended December 31, 2004.  Further, to the extent the Corporation has operations outside Canada, it is subject to the impact of foreign currency fluctuations and exchange rate charges on the Corporation’s reporting in its financial statements of the results from such operations outside Canada. Since such financial statements are prepared utilizing Canadian dollars as the basis for presentation, results from operations outside Canada reported in the financial statements must be restated into Canadian dollars utilizing the appropriate foreign currency exchange rate, thereby subjecting such results to the impact of currency and exchange rate fluctuations. In addition, these fluctuations in the rates of currency exchange may materially affect the Corporation’s over-all financial position and results of operations.

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

Additional Capital Requirements

The Corporation has and may continue to have capital requirements in excess of its currently available resources.  In the event the Corporation’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Corporation could be required to seek additional financing sooner than currently anticipated.  To the extent that any such financing involves the sale of the Corporation’s equity securities, the interests of the Corporation’s then existing shareholders could be substantially diluted. There can be no assurance that such financing will be available to the Corporation on terms acceptable to it, if at all.

No Dividends

The payment of dividends on the common shares of the Corporation is within the discretion of the Board of Directors and will depend upon the Corporation’s future earnings, its capital requirements, its financial condition, and other relevant factors.  The Corporation has not paid dividends in the past, and it does not currently intend to declare any dividends on its common shares for the foreseeable future.

Reliance on Technological Innovation

The Corporation is relying on its ability to continue technological innovation and leadership. This requires competent staff and adequate financing. In addition, the Corporation will rely on its sales, marketing and customer service efforts to ensure customer demand meets expenditures. If it is unsuccessful in this regard, its future business, operating results and financial condition may be adversely affected.

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

The Corporation's competitive position will depend in part upon its ability to obtain or maintain certain proprietary intellectual property used in its products.  This may be achieved in part by prosecuting claims against others who the Corporation believes are infringing the Corporation's rights and by defending claims of intellectual property infringement which may be brought against the Corporation by competitors.  While the Corporation is not currently engaged in any material intellectual property litigation, it could become subject to lawsuits in which it is alleged that it has infringed the intellectual property rights of others or commence law suits against others who it believes are infringing upon the Corporation's rights.  Involvement in intellectual property litigation could result in significant expense to the Corporation, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of the Corporation's technical and management personnel, whether or not such litigation is resolved in the Corporation's favour.

Product Liability

The Corporation’ products may expose it to product liability claims. A product liability claim brought against the Corporation or a third-party that the Corporation is required to indemnify, whether with or without merit, could have a material adverse effect on the Corporation’s business, financial condition, operating results and cash flows.

Shares of the Corporation are Considered Penny Stocks and are Subject

to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally includes any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than U.S.$5.00 per share. The Corporation’s shares are expected to be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in the Corporation’s shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse in each of the two most recent fiscal years with a reasonable expectation of achieving such level in the current fiscal year) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Enforcement of Civil Liabilities

The Corporation is incorporated under the laws of Alberta, Canada and all of the Directors and the Corporation’s officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Acquisitions or other Business Transaction

The Corporation may, when and if the opportunity arises, acquire other products, technologies or businesses involved in activities, or having product lines, that are complementary to the Corporation’s business. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks associated with entering markets or conducting operations with which the Corporation has no or limited direct prior experience and the potential loss of key employees of the acquired company. Moreover, there can be no assurance that any anticipated benefits of an acquisition will be realized. Future acquisitions by the Corporation could result in potentially dilutive issuances of equity securities, the use of cash, the incurrence of debt and contingent liabilities, and write-off of acquired research and development costs, all of which could materially and adversely affect the Corporation’s financial condition, results of operations and cash flows.

Passive Foreign Investment Corporation

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. In the U.S., a PFIC is defined as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Corporation is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more.  The Corporation believes that it qualified as a PFIC for the fiscal year ended December 31, 2001 and may or may not have qualified as a PFIC in subsequent years due to changes in its assets and business operations. There can be no assurance that the Corporation’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on it.  This could adversely impact a U.S. Holder’s tax situation.  Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.  For further tax information, see “Item 7 – Taxation – Passive Foreign Investment Corporation”.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Corporation

Name and Incorporation

The Corporation was incorporated as Andina Development Corporation (the “Corporation”) by a Certificate of Incorporation issued pursuant to the provisions of the ABCA on March 26, 1996 with an authorized capital of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in series. By a Certificate of Amendment dated November 18, 1999, the Corporation restated its Articles of Incorporation. Pursuant to a Certificate of Amendment dated January 14, 2000, the Corporation changed its name to Bargain Castle International Limited and pursuant to a Certificate of Amendment dated February 10, 2000, the Corporation changed its name back to Andina Development Corporation. Pursuant to a Certificate of Amendment and Registration of Restated Articles dated June 19, 2001, the Corporation changed its name from Andina Development Corporation to Carmanah Technologies Corporation and consolidated its issued and outstanding Common Shares on the basis of one post consolidated share for each 1.5 pre-consolidated shares outstanding.

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

The head office and principal business address of the Corporation is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, telephone number: (604) 629-0264, and the registered and records office of the Corporation is located at 1600 Canada Place, 407 2nd Street S.W., Calgary, Alberta, T2P 2Y3.

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

Bargain Castle is a Vancouver-based private corporation which sells inventory purchased from liquidation sources to retail customers.  Bargain Castle buys goods from a variety of liquidation sources at prices that range from 10% to 50% of regular wholesale prices and sells the goods to its customers at prices that represent a 30% to 90% discount from regular retail prices.

On February 1, 2000, the Corporation announced that it would not be proceeding with the acquisition as the conditions required to be met for closing the acquisition had not been satisfied. Certain closing conditions imposed by the Exchange and certain conditions imposed by the Corporation under the takeover bid offer had not been satisfied. The Corporation loaned various funds to Bargain Castle and wrote-down these advances by $111,500 during the year ended December 31, 2003. The debt is evidenced and secured by promissory notes and a first charge over all the assets of Bargain Castle.

The Corporation is negotiating the collection of these advances and received payments of $13,000 (2003 - $ 28,500; 2002 - $35,500) during the year ended December 31, 2004.

Carmanah Technologies Inc.

On June 14, 2001, the Corporation entered into a share purchase agreement (the “Share Purchase Agreement”) with David R. Green as principal, CTI and all the registered holders of CTI Shares whereby the Corporation acquired (the “Acquisition”) all of the issued and outstanding Class A shares, Class B shares and Class C shares of CTI (collectively, the “CTI Shares”) in consideration of the issuance of 14,000,000 common shares of the Corporation. 100,000 common shares were issued as a finder’s fee for the Acquisition. The Acquisition constituted a “Reverse Takeover” of the Corporation pursuant to the Exchange’s Policies.

In conjunction with the Acquisition, the Corporation completed the following transactions as approved by the shareholders of the Corporation at its annual general and special meeting held on June 18, 2001:

a)

a private placement (described below);

b)

the election of five directors of the Corporation;

c)

the consolidation of the Corporation’s common shares on the basis of 1 post-consolidated common share for each 1.5 common shares previously outstanding;

d)

the change of the Corporation’s name to “Carmanah Technologies Corporation”; and

e)

various other matters, including the adoption of a formal stock option plan of the Corporation.

Private Placement

On June 20, 2001, the Corporation completed a brokered private placement pursuant to an Offering Memorandum of 2,334,934 special warrants (“Special Warrants”) at a price of $0.75 per Special Warrant for gross proceeds of $1,751,201. All Special Warrants have been exercised and each Special Warrant was comprised of one unit (a “Unit”). Each Unit was comprised of one Common Share and one-half of one common share purchase warrant (a “Warrant”).  Each whole Warrant in turn will entitle the holder thereof to purchase one additional Common Share of the Corporation at a price of $1.00 during the first twelve months after issuance and $1.25 per share thereafter to a maximum of 18 months from the date of issuance.

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

Pooling Agreement

In conjunction with the execution of the Share Purchase Agreement, a voluntary pooling agreement was also signed pursuant to which all common shares issued to Carmanah Management Corp. and all of the shares issued, directly or indirectly, to Hari B. Varshney, on the Acquisition would be subject to a voluntary six year escrow, which permits the release of 5% of the post-consolidated shares on closing of the Acquisition, 7.5% every six months thereafter (for the next eleven release dates) and 12.5% at the conclusion of the term.  In addition, all other holders of CTI Shares agreed to a voluntary three year escrow which permits the release of 10% of the shares on closing of the Acquisition and 15% every six months thereafter in addition to any statutory hold periods imposed on the common shares issued to these individuals. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Escrow Securities.”

AVVA Technologies Inc.

On October 1, 2003, the Corporation completed the acquisition of all of the issued and outstanding securities of AVVA.

Pursuant to the terms of the acquisition agreement, former shareholders of AVVA received 1 common share of Carmanah for every 8 AVVA shares held on the acquisition date. Common share purchase warrants and options outstanding in AVVA as at the effective date were also exchanged on an 8 to 1 ratio into common share purchase warrants and options of Carmanah, respectively.

As a result of the acquisition, Carmanah issued approximately 3,055,477 common shares to former shareholders of AVVA. In addition, Carmanah reserved an aggregate of 116,797 common shares pursuant to the exercise of warrants and 307,813 common shares pursuant to the exercise of stock options granted in conjunction with the acquisition.

AVVA designs, manufactures and distributes energy-efficient, illuminated sign products for corporate identity, point-of-purchase sales, architectural and signage applications. The shares of AVVA were publicly traded on the TSX Venture Exchange under the symbol "AVY”. As a result of the acquisition, the shares of AVVA were delisted from the Exchange effective at the close of trading on October 1, 2003.

The Corporation does not have any commitments for material capital expenditures other than the recently completed leaseholds and equipment purchases of $200,000 during the first quarter of 2005 in support of setting up manufacturing for the Corporation’s roadways signage products. The Corporation expects to incur capital expenditures in the next 12 months, as required to maintain ongoing operations, however, no significant expenditures are anticipated.

B.

Business Overview

Following completion of the Acquisition, the principal business of the Corporation is that of CTI as described below:

Name and Incorporation

Carmanah Technologies Inc. ("CTI") was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Company Act (British Columbia) on January 9, 1998. The head office of CTI is located at Pacific Marine Technology Centre, Building 4, 203 Harbour Road, Victoria, British Columbia, V9A 3S2, and the registered and records office is located at 1000 Canterra Tower, 400 Third Avenue S.W., Calgary, AB T2P 4H2.

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

General Business Description

Carmanah Technologies Inc. (Carmanah) is an award-winning manufacturer of proprietary solar-powered LED lighting products for a wide range of industrial and commercial applications.  The Corporation now has more than 90,000 solar-powered LED lighting products installed in 110 countries.

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

Solar LED Marine Lighting

(www.solarmarinelights.com)

The concept of alternative energy products has long been understood and adopted by coast guards and waterway authorities worldwide, including the UK's Trinity House. Since 1994, with the introduction and advancements in ultra bright LED's, Carmanah has been designing and developing solar-powered LED marine lighting that are easy to install and required little or no maintenance. Carmanah is considered an innovator and leader within the long established maritime aids-to-navigation industry. The Corporation continues to be the only recognized manufacturer of integrated LED-based lights for the US Coast Guard.

Solar LED Transit Lighting

(www.transitlights.com)

Led by the ambitious efforts of London Transport, Carmanah participated in over two years of product design, field testing and analysis in the development of solar powered bus stops and bus shelters. The Corporation has effectively leveraged the expertise gained through its marine lighting roots, where robustness and reliability in difficult solar environments are essential. Carmanah offers solar-powered LED shelter and stop illumination products that operate in extreme latitudes and challenging urban environments.

Emerging Secondary Markets

Carmanah’s solar-powered LED and LED edge-lit acrylic technologies have also been applied to numerous secondary markets, including:

•

Obstruction lighting (www.obstructionlights.com)

•

Point-of-purchase sign illumination (www.edgelitsigns.com)

•

Architectural sign illumination (www.architecture-signs.com)

•

Industrial worksite lighting  (www.railwaylights.com / www.markinglights.com)

•

Consumer products (www.addresslighting.com)

C.

Organizational Structure

Carmanah Technologies Corp. ("Carmanah")

- *Incorporated pursuant to the provisions of the* ABCA *on March 26, 1996.*
- *Listed on TSX Venture Exchange / Symbol: CMH*
- *Listed on Berlin Exchange and Deutsche Borse AG Exchange / Symbol: QCX*

Directors and Officers:

- *Dave Green, Chairman*
- *Art Aylesworth, President / CEO*
- *Praveen Varshney, Director*
- *Peeyush Varhsney, Secretary*
- *Trevor Johnstone, Director*
- *Kelly Edmison, Director*
- *Mark Komonoski, Director*

AVVA Technologies, Inc. ("AVVA")

- *100% owned subsidiary of Carmanah*
- *Incorporated pursuant to the provisions of ABCA*
- *Acquired by Carmanah on October 1, 2003*

Directors and Officers:

- *Dave Green, Chairman*
- *Art Aylesworth, President / CEO*

Carmanah Technologies Inc. ("CTI")

- *100% owned subsidiary of Carmanah*
- *Incorporated pursuant to the provisions of the Company Act (British Columbia) on January 9, 1998*
- *Develops, manufactures and distributes Solar-powered LED lighting solutions*
- *Acquired by Carmanah on June 21, 2001*

Directors and Officers:

- *Art Aylesworth, President / Director*
- *Dave Green, Director*

Carmanah Signs Inc. ("CSI")
(formerly AVVA Light Corporation)

- *100% owned subsidiary of AVVA*
- *Develops, manufactures and distributes LED Signs*
- *Incorporated pursuant to the provisions of ABCA*

Directors and Officers:

- *Art Aylesworth, Chairman*
- *Dave Green, Director*

The Corporation has two wholly-owned subsidiaries:

1.

CTI, located at Building 4, 203 Harbour Road, Victoria, BC, Canada V9A 3S2; and

2.

AVVA, located at Suite 5-6025 - 12th Street S.E., Calgary, AB T2H 2K1.

CSI, AVVA’s wholly owned subsidiary, is located at #5, 6025-12th Street SE, Calgary, AB  T2H 2K1.

D.

Property, Plants and Equipment

The Corporation’s corporate office currently shares approximately 5,337 square feet of office space at Suite 1304, 925 West Georgia Street, Vancouver, B.C., Canada with a number of other companies under a lease which expires November 30, 2010. The shared property provides office space to the Corporation for administrative and shareholder promotion purposes. See map below.

The Corporation operates at the following locations:

1.

Out of two buildings comprising about 20,000 square feet located at the Pacific Marine Technology Centre, 203 Harbour Road, in Victoria, B.C.  The lease expires in September, 2006.  CTI is currently up to date with its lease payments.  Some office space in close proximity has been rented to accommodate overflow staffing. Total rent for all facilities is approximately $10,743 per month. See map below.

2.

Suite 5-6025 - 12th Street S.E., Calgary, AB is the address of AVVA and CSI.  This space comprises about 10,000 square feet. The lease expires in September, 2006.  The Corporation is currently up to date with its lease payments.  Total rent for this space is approximately $9,218 per month. See map below.

Equipment

Carmanah presently owns all of its own equipment with the exception of some computer equipment which is leased from Konica Minolta Equipment Leasing. CTI has entered into leases with Konica Minolta commencing September 2003 for a twenty four month term. CSI also leases some printer/copiers from Citicorp Vendor Financing pursuant to lease documents commencing August 2002, for a thirty-six month term.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Corporation as at December 31, 2004 and 2003 and for its last three fiscal years ending December 31, 2004, 2003 and 2002 should be read in conjunction with the audited consolidated financial statements of the Corporation and related notes included herein. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the financial statements to U.S. GAAP is set forth in Note 17 of the audited December 31, 2004 consolidated financial statements included herein at Part IV – Item 17.  Refer to Note 17 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2004, 2003 and 2002 are as follows:

Year Ended December 31, 2004 as compared to Year Ended December 31, 2003

Carmanah’s total revenues for the year ended December 31, 2004 increased 72% to $15,895,041, compared with $9,220,018 for the preceding year. Revenues were derived from the sale of its existing product line of solar-powered LED lighting illumination products to the marine, aviation, transit and roadways markets through CTI, as well as from the sale of LED edge-lit signs through CSI. Sales were sourced through a worldwide distribution network and direct sales efforts within these two operating subsidiaries. CTI contributed $13,305,702 to the Corporation’s overall revenues for the year ended December 31, 2004, as compared to $8,419,917 for the same period in 2003. CSI sales totaled $2,589,339 for the year.

While Carmanah is pleased with this exceptional growth in 2004, the decline of the US dollar continues to impact the Corporation’s top line revenues.  The Corporation worked to counteract this impact by entering into foreign exchange hedge contracts, by selling in alternative currencies, and by monitoring the volatile US dollar when preparing quotes on custom orders that provide flexibility from fixed pricing.  However, despite the actions and initiatives taken, the declining US dollar reduced the Corporation’s reported revenues for 2004 by approximately $1 million.

Also, the Corporation’s edge-lit sign business (acquired in October 2003) was slow to ramp up its sales in early 2004.  However, once the challenges facing this area of the Corporation were addressed (in second quarter), the Corporation saw positive results and increased sales momentum through the latter half of the year.  Revenue increased from $1 million in the first six months of 2004, to $1.589 million in the last six months of 2004, providing a total of $2.589 million for the year.

Management is pleased to announce that outstanding orders at the end of 2004 were at a record high of $1.6 million, indicating continued sales momentum into 2005.  This is an increase of 46% in the amount of outstanding orders at the end of 2004 compared to the previous year.

Cost of sales was $7,655,700 (48% of revenue) for the year ended December 31, 2004, resulting in a gross profit margin of 52%.  In comparison, cost of sales was $4,455,250 (48% of revenue) for the year ended December 31, 2003, resulting in a gross profit margin of 52%.  Cost of sales includes labor, material, material burden and other manufacturing costs.  The Corporation’s cost of sales and gross profit margins are affected by a number of variables, including:  ratio of direct sales to distributor sales, purchasing volumes and practices, and foreign exchange fluctuations. These factors are continually monitored to maintain gross profit margins above 50%.

Wages and benefits expense represents the Corporation’s Sales and Marketing, Operations, Finance and Administration departments.  For the year ended December 31, 2004, wages and benefits increased 67% to $3,509,101, compared with $2,095,609 in 2003.  The increase of $1,413,492 is the result of $555,000 in additional wage expenses from the AVVA acquisition, $319,035 stock-based compensation expense, and an increase in sales and administrative staff in support of overall sales growth.  As a percentage of sales, total wages and benefits for the 2004 represents 22% of sales, compared to 23% for 2003.

Office and administration expenses in 2004 were $1,423,744, representing a 69% increase over 2003 at $844,706.  The increase is the result of $228,000 in additional office and administrative expenses from the AVVA acquisition, as well as an overall increase in support of sales and personnel growth. As a percentage of sales, office and administration expenses remained unchanged from 2003 to 2004, at 9%.

Sales and marketing expenses in 2004 were $1,341,112, representing a 78% increase over 2003 at $753,360.  This increase of $587,752 is the result of $286,000 increased expenses resulting from the AVVA acquisition, as well as increased investment in emerging markets such as transit, aviation, roadways and LED edge-lit signage where returns are starting to be realized.  As a percentage of sales, sales and marketing expenses have remained at 8% for the years 2003 and 2004.

During 2004, research and development expenses of $959,842 (net of $71,228 grant and $316,000 SRED Investment Tax Credit) represented a 22% increase over $787,309 (net of $286,038 grant) in the previous year.  The grant was from Sustainable Development Technology Canada and reimbursed up to $500,000 for certain research and development costs incurred to develop and commercialize specific projects.  The final project milestone was completed on December 31, 2004 resulting in booking the final recovery of $71,228 against eligible project expenses.  The SRED Investment Tax Credits in the amount of $316,000 were the result of credits generated from research and development expenses, and recoverable as an offset to income taxes payable on CTI’s taxable income.

The Corporation’s growth in research and development was the result of increased staffing levels in an effort to invest in the development of new product offerings, including solar-powered LED bus stops, shelters and crosswalks for new market sectors, as well as existing product enhancements.  As a percentage of sales, gross research and development expenses were 9% of sales, down from 12% for the same period in 2003.

Income tax expense in the amount of $114 is comprised of $316,000 current tax expense on CTI taxable income, less a $315,886 recovery generated by future income tax assets.

Net earnings for 2004 were $592,823 as compared to a loss of $126,394 for the same period in 2003.  In 2004, the Corporation retroactively adopted the fair value based method for stock-based compensation resulting in a decrease in 2003 net earnings previously reported from $22,843 to a loss of $126,394 for the year ended December 31, 2003.

Carmanah's cash and cash equivalents at December 31, 2004 were $901,411, compared to $1,693,069 at December 31, 2003.  This $791,658 decrease was primarily the result of $96,809 of cash used in operating activities and $7,475,144 of cash used in investing activities, plus $6,780,295 of cash provided by financing activities.  Net working capital at the end of 2004 was $11,759,089, with a current ratio of 4.6:1 and $13,755 of non-current debt obligations.

The overall performance of Carmanah for 2004 was strong despite the fluctuations in the US dollar and slower than anticipated sales in the LED edge-lit sign market during the first half of its fiscal year.  The Corporation believes its continued sales growth year after year, healthy and stable gross margins, increased net profits, and strong balance sheet offer support for its ongoing strategy of aggressive business development in new markets, and position the Corporation to grow and expand into 2005 and beyond. See “Item 3.D – Risk Factors.”

Year Ended December 31, 2003 as compared to Year Ended December 31, 2002

Carmanah's total revenues for the year ended December 31, 2003 increased 42% to $9,220,018, compared with $6,468,899 for the preceding year.  Revenues were derived from the sale of its existing product line of solar powered light-emitting diode hazard and safety lights to marine, roadway and aviation markets, and from the sale of new products primarily consisting of the illuminated bus shelters and bus stops to transit markets.  The acquisition of AVVA, late in the fiscal year contributed to Q4 revenues, representing 8% of total 2003 sales.  Sales were sourced through a worldwide distribution network and direct sales efforts in these key market segments and territories.

While Carmanah continued to enjoy exceptional growth in 2003, the decline of the US dollar impacted the Corporation's revenues, as a significant portion of its sales were in US dollars. The US dollar declined from an average rate of 1.57 in year 2002 to an average rate of 1.40 in year 2003, resulting in a reduction in a foreign exchange loss of $290,456.

Outstanding orders at the end of 2003 were at a record high of $1.1 million.  This was approximately 14 times the outstanding orders at the end of 2002, and was the result of strong sales momentum in the later half of 2003, particularly in December.

Carmanah's gross profit margin was 51% of sales, compared to previous year's 56%.  The difference was linked to the shift in the US dollar.  The Corporation's costs of goods were sourced primarily in Canadian dollars.  Gross margin becomes affected when US dollar sales are booked at a declining exchange rate.  To mitigate the erosion of margins in 2003, Carmanah raised its pricing and sold in currencies other than the US dollar where possible.  The Corporation also took advantage of its revenue growth to negotiate more favourable volume pricing on component supply.

Wages and benefits expense represents Carmanah's Sales and Marketing, Operations and Finance departments.  For the year ended December 31, 2003, wages and benefits increased 36% to $2,095,609, compared with $1,541,881 in 2002.  This increase was the result of an increase in new hires to support sales growth.  As a percentage of sales, wages and benefits expense represents 21% of sales in 2003, compared with 23% of sales in 2002.  Carmanah had 26 full-time equivalents (FTE's) in these departments during fiscal 2003, compared with 23 FTE's in 2002.  Carmanah had 53 FTE's in the entire Corporation during fiscal 2003, compared with 41 FTE's in 2002.

Office and administration expenses in 2003 were $844,706, representing a 23% increase over 2002 at $684,531.  During the 2003 fiscal year, Carmanah was operating out of approximately 19,205 square feet, whereas the Corporation operated out of this total space for only the latter half of 2002.  The first half of 2002 comprised approximately 8,841 square feet.  The increase in space for the entire fiscal year 2003, as well as the increased staffing levels, resulted in higher rent, utilities and general office costs.  Given the sales growth experienced in 2003, however, the total office and administration expenses in 2003 actually decreased slightly as a percentage of sales to 9% of total sales in 2003, as compared to 11% of total sales in 2002.

During 2003, research and development expenses of $787,309 represented a 45% increase over $543,051 in the previous year.  The continued investment in (1) research for existing product enhancements and (2) new product development has enabled Carmanah to turn out prototypes and products at a faster rate.  This ability to keep up with market demands for technology enhancements and new product offerings has rewarded the Corporation with its current sales momentum.  Carmanah will continue to be proactive with its investment in research and development as the Corporation works with key market segments on new opportunities.  As a percentage of sales, research and development expenses grew at a consistent level in 2003 over 2002, with total research and development expense for both years representing 8% of total sales.

Sales and marketing expenses in 2003 were $753,360, representing a 41% increase over 2002 at $533,041.  The Corporation continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace.  In addition, a significant portion of the overall sales and marketing investment was allocated to markets and products where the Corporation has identified future revenue opportunity.  Sales and marketing expense continued to grow as a percentage of sales at a consistent level, with sales and marketing expense representing 8% of total sales for both 2003 and 2002 fiscal years.

The Corporation recorded a net loss for 2003 of $126,394 compared to net earnings of $11,928 for 2002. There were two expense adjustments booked in 2003 that have no comparatives in 2002: a one-time write-down of a pre-reverse takeover receivable in the amount of $111,502, and an expense for stock-based compensation for stock options exercised issued to non-employees in the amount of $27,288.

B.

Liquidity and Capital Resources

The Corporation reported working capital of $11,759,089 (current ratio of 4.63:1) at December 31, 2004 compared to working capital of $4,168,728 (current ratio of 2.91:1) at December 31, 2003.

As at December 31, 2004, the Corporation’s primary source of liquidity included cash and cash equivalents of $901,411, short term investments of $6,850,000 and trades accounts receivables of $2,385,728.

The Corporation, through its subsidiaries, Carmanah Technologies Inc. and Carmanah Signs Inc., has credit facilities with the Royal Bank of Canada, which includes demand operating loans to a combined maximum of $1,050,000 at prime plus 0.75%. These credit facilities are secured by general security agreements, and guarantees and postponement of claims by the Corporation. The Corporation repaid in full its bank loan in the amount of $383,332 during the year and has not drawn on the operating line at the end of the year.

The following table outlines the Corporation’s contractual obligations as at December 31, 2004:

 Less than

      More than

Contractual Obligation

Total               1 year           1-3 years        3-5 years       5 years

Obligations under capital leases

$35,328              $21,573            $13,755            $Nil             $Nil

Lease commitments (1)

$493,897            $312,892           $181,005            $Nil            $Nil

Advisory agreement (2)

$70,000              $70,000              $Nil                $Nil            $Nil

(1) The Corporation has entered into lease agreements for rental of premises and equipment.

(2)  The Corporation has entered into an advisory agreement with a company partially owned by an officer of the Corporation in the amount of $10,000 per month expiring July 2005.

The Corporation generated cash flows from operations of $1,040,201 before changes in non-cash working capital for the year ended December 31, 2004 as compared to $399,726 during the prior fiscal year. Cash flows during the year came from net earnings of $592,823 and non-cash items totaling $447,378. Net changes in non-cash working capital items utilized cash of $1,137,010 for the year ended December 31, 2004, bringing cash utilized for operating activities to $96,809.

During the year ended December 31, 2004, the Corporation invested $6,850,000 of its cash in short term investments, utilized $603,917 of its cash for leasehold improvements and for the purchase of computers and office equipment and utilized $21,227 of its cash for the purchase of intangible assets.

During the year ended December 31, 2004, the Corporation raised an aggregate of $7,813,684 from a private placement and various exercises of share purchase warrants, brokers’ warrants and stock options and utilized $503,153 of its cash for share issuance costs, consisting of commissions, legal fees and financing fees.

During the year ended December 31, 2004, the Corporation utilized an aggregate of $438,471 of its cash to repay in full its outstanding obligations including bank loan of $383,332 and long term debt of $55,139. During the year, the Corporation utilized $91,765 of its cash to make principal payments on its obligations under capital leases.

The Corporation believes that its cash and cash equivalents, short-term investments and cash from improved operations going forward will be sufficient to satisfy its immediate and future operating cash requirements

The other sources of funds potentially available to the Corporation are through the exercise of 2,716,222 outstanding stock options which expire between February 3, 2005 to November 12, 2009, the exercise of 1,604,674 share purchase warrants expiring August 19, 2005 and 80,838 brokers’ warrants expiring August 19, 2005.

C.

Research and Development, Patents and Licenses, Etc.

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

Carmanah has trademark protection in Canada and the U.S. for solar powered lighting.

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

In 2002, CTI entered into a Contribution Agreement (the “Agreement”) with Sustainable Development Technology Canada.  Under the terms of the Agreement, CTI is to be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000. At December 31, 2004, eligible research and development expenses of $71,228 (2003 - $286,038; 2002 - $142,739) have been offset by contributions received and receivable under this Agreement.

During the year ended December 31, 2004, the Corporation spent $959,842 (2003 - $787,309; 2002 - $543,051) for research and development, net of $71,228 grant and $316,000 SRED Investment Tax Credit). The final project milestone was completed on December 31, 2004 resulting in booking the final recovery of $71,228 against eligible project expenses. The SRED Investment Tax Credits in the amount of $316,000 were the result of credits generated from research and development expenses, and recoverable as an offset to income taxes payable on CTI’s taxable income.

D.

Trend Information

The decline of the US dollar continues to impact the Corporation’s top line revenues. The Corporation worked to counteract this impact by entering into foreign exchange hedge contracts, by selling in alternative currencies, and by monitoring the volatile US dollar when preparing quotes on custom orders that provide flexibility from fixed pricing. However, despite the actions and initiatives taken, the declining US dollar reduced the Corporation’s reported revenues for 2004 by approximately $1 million.

E.

Off-Balance Sheet Arrangements

The Corporation does not utilize off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The following table outlines the Corporation’s contractual obligations as at December 31, 2004:

Less than

More than

Contractual Obligation

Total               1 year        1-3 years        3-5 years        5 years

Obligations under capital leases

$35,328

$21,573            $13,755            $Nil                $Nil

Lease commitments (1)

$493,897

$312,892          $181,005            $Nil                $Nil

Advisory agreement (2)

$70,000

$70,000             $Nil                $Nil                $Nil

(1) The Corporation has entered into lease agreements for rental of premises and equipment.

(2)  The Corporation has entered into an advisory agreement with a company controlled by an officer of the Corporation in the amount of $10,000 per month expiring July 2005.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of the Directors and senior officers of the Corporation as at December 31, 2004 and as at the date of this Form 20-F, their municipalities of residence, their current positions with the Corporation and their principal occupations during the past five years. All of the Directors are residents of Canada.

Directors were elected at the last Annual General Meeting held on May 27, 2005 and/or appointed to fill any vacancy created on the Board, and serve until the next Annual General Meeting of Shareholders, or until their successors are appointed.  Officers are appointed by the Board and serve at the pleasure of the Board.

Name, Age and Municipality of Residence	Position(s) with the Corporation	Terms of the Various Offices Held
Art Aylesworth Age: 51 4730 Spring Road Victoria, B.C. V9E 2B5 Canada	Director, President and Chief Executive Officer

Director, President and Chief Executive Officer of the Corporation since June 18, 2001.

President & CEO of Carmanah Technologies Corporation since June 20, 2001; President & CEO of Carmanah Technologies Inc. since May, 2000; CEO of Carmanah Signs Inc. (formerly AVVA Light Corp.) (11) since October 1, 2003.

Kelly Edmison(1) (2) Age: 52 5592 Alma Street Vancouver, B.C. V6N 1Y1 Canada	Director

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

Name, Age and Municipality of Residence	Position(s) with the Corporation	Terms of the Various Offices Held
David Green(2) Age: 56 5010 Lockehaven Drive Victoria, B.C. V8N 4J5 Canada	Chairman

Chairman and Director of the Corporation since June 18, 2001.

Scientist and Professional Engineer; Chairman and Chief Technology Officer of Carmanah Technologies Corporation since June 20, 2001; Chairman and Chief Technology Officer of Carmanah Technologoies Inc. since incorporation in 1998; President of Carmanah Management Corp. since 1989.

Trevor Johnstone(1) (2) Age: 50 3433 Marpole Avenue Vancouver, BC V6J 2S3 Canada	Director

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

Mark Komonoski Age: 44 635 – 54th Avenue Calgary, AB T2V 0C9 Canada	Director

President & Director of AVVA Technologies Inc. from September 1993 to March 1997; Since 1999, President of TradeMark Equity Marketing Inc., a venture capital public company development firm; Served as a Director and/or officer of various publicly traded companies.

Name, Age and Municipality of Residence	Position(s) with the Corporation	Terms of the Various Offices Held
Praveen K. Varshney (1) (3) Age: 40 3886 West 38th Avenue Vancouver, B.C. V6N 2Y4 Canada	Director and Chief Financial Officer

Director of the Corporation since May 21, 1996.

Director and Secretary of the Corporation from May 21, 1996 to January 30, 2000.

President, Chief Executive Officer, Chief Financial Officer and Director of the Corporation from January 31, 2000 to June 19, 2001.

Chartered Accountant; Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from August, 1991 to December 31, 1999; Partner, Varshney Chowdhry & Co., Chartered Accountants, between May 1993 and September 1995.

Director and/or Officer of AssistGlobal Technologies Corp., Afrasia Mineral Fields Inc., Camphor Ventures Inc. and JER Envirotech International Corp.

Peeyush Varshney (3) Age: 38 3703 West 11th Avenue Vancouver, B.C. V6R 2K7 Canada	Corporate Secretary

Secretary of the Corporation since January 31, 2000; Director of the Corporation from January 31, 2000 to June 18, 2001.

Barrister and Solicitor; Director or Executive Officer of various publicly traded companies; Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from July, 1996 to December 31, 1999.

(1)

Member of the Corporation’s Audit Committee.

(2)

Member of the Corporation’s Compensation Committee

(3)

Praveen Varshney and Peeyush Varshney are brothers.

B.

Compensation

The aggregate amount of compensation paid by the Corporation during the fiscal year ended December 31, 2004, to all Directors and the Corporation’s officers, as a group, for services in all capacities was approximately $503,000 (2003 – $497,550; 2002 – $491,303).

The Corporation is required under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its Directors and Officers. Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers") during the three most recently completed fiscal years:

(a)

the Corporation’s chief executive officer (“CEO”);

(b)

the Corporation’s chief financial officer (“CFO”);

(c)

each of the Corporation’s three most highly compensated executive officers, other than the CEO and CFO, who was serving as an executive officer at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $120,000 (US$100,000 @ $1.2036) per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed fiscal year.

The following information fairly reflects all material information regarding compensation paid to the Directors and Corporation’s officers, which information has been disclosed to the Corporation’s shareholders in accordance with applicable Canadian law.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Corporation is engaged.

Executive officers are entitled to participate in stock options granted by the Corporation.  For additional information with respect to stock options granted to executive officers, please refer to “Item 6E – Stock Option Plan.”

As at December 31, 2004, the end of the most recently completed fiscal year of the Corporation, the Corporation had three Named Executive Officers, whose names and positions held within the Corporation are set out in the summary of compensation table below.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Art Aylesworth President, CEO, & Director	2004 2003 2002	$200,000 $150,000 $135,000	Nil Nil Nil	Nil Nil Nil	Nil 300,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Praveen Varshney CFO & Director	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	$120,000 (1) $120,000 (1) $120,000 (1)	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Matthew Watson Vice President Corporate Development	2004 2003 2002	$137,917(2) $39,791(2) Nil	$20,000 Nil Nil	Nil Nil Nil	Nil 200,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1)

Pursuant to an advisory agreement dated June 20, 2001, between the Corporation and Varshney Capital Corp. (“VCC”), the Corporation paid an aggregate of $120,000, being $10,000 per month to VCC during the fiscal year ended December 31, 2004. VCC is a B.C. private company of which Praveen Varshney, Chief Financial Officer and a director of the Corporation, and Peeyush Varshney, Corporate Secretary of the Corporation, are directors. VCC is also partially owned by Peeyush Varshney.

(2)

Matthew Watson was hired in September 2003 pursuant to a consulting agreement and was paid $11,250 per month. Effective May 1, 2004, Matthew Watson became a full-time employee of the Corporation and is paid an annual salary of $140,000.

Long Term Incentive Plan Awards to Executive Officers

The Corporation has no long-term incentive plans in place and, therefore, there were no awards made under any long-term incentive plan to the Named Executive Officers during the Corporation’s most recently completed fiscal year.  A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options & SARs Granted to Executive Officers

During the most recently completed fiscal year, no incentive stock options were granted to the Named Executive Officers and no SARs (stock appreciation rights) were granted during this period.

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable (2)
Art Aylesworth	120,000	$264,000	366,567 / 190,933	$757,367 / $334,133
Praveen Varshney	24,000	$56,400	125,000 / Nil	$275,000 / $Nil
Matthew Watson	Nil	$Nil	100,000 / 100,000	$175,000 / $175,000

(1)

Based on the difference between the option exercise price and the closing market price of the Corporation’s shares on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price of $0.75 per share for 382,500 shares and $1.20 per share for 500,000 shares.  The closing market price of the Corporation’s shares as at December 31, 2004 was $2.95.

Option and SAR Repricings

There were no options repriced for the Named Executive Officers during the fiscal year ended December 31, 2004.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an employment agreement dated January 1, 2004 between the Corporation and Art Aylesworth, President and Chief Executive Officer of the Corporation, Mr. Aylesworth is paid an annual salary of $200,000. The employment agreement provides a formula of compensation upon termination.

Compensation of Directors

Executive officers of the Corporation (including the Named Executive Officers disclosed above) who also act as directors of the Corporation, do not receive any additional compensation for their services rendered as directors, other than as paid by the Corporation to such executive officers in their capacity as executive officers. During the most recently completed fiscal year, the Corporation paid an aggregate of $24,000 (being $1,000 per month to each director) to two non-management directors of the Corporation.

The Corporation has no standard incentive arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors except for the granting from time to time of stock options in accordance with the policies of the TSX Venture Exchange (the “Exchange”). During the most recently completed fiscal year, the Corporation granted 50,000 stock options to Mark Komonoski, a director of the Corporation.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Corporation have been indebted to the Corporation or its subsidiary during the fiscal year ended December 31, 2004.

Corporate Advisory Agreement

The Corporation is party to a corporate advisory agreement with the following company all of which relate to compensation paid to certain members of management for their services to the Corporation.

Varshney Capital Corp.

Pursuant to an advisory agreement dated June 20, 2001 which was renewed on July 2004, between the Corporation and VCC, a B.C. private company partially owned by Hari Varshney (father of Peeyush Varshney and Praveen Varshney), Anuja Varshney (Praveen Varshney’s spouse) and Peeyush Varshney, director and secretary of the Corporation, the Corporation paid an aggregate of $120,000 (2003 - $120,000; 2002 - $120,000), being $10,000 per month, to VCC during the fiscal year ended December 31, 2004. This agreement expires in July 2005.

C.

Board Practices

The Board consists of six members, the terms of which expire at the general meeting of shareholders to be held in each year. The information regarding the term each director has served in office in “Item 6.A – Directors and Senior Management” is hereby incorporated by reference in response to this item 6.C. Directors are elected by a majority of the votes of the Corporation’s common shares present in person or represented by proxy at its annual meeting of shareholders and entitled to vote at such election. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the Board. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders. The directors hold regularly scheduled meetings at which members of management are not in attendance.

None of the directors of the Corporation have entered into service contracts with the Corporation or any of its subsidiaries that provide for benefits upon their termination as a director of the Corporation.

The Corporation has granted and intends to continue to grant stock options to employees, directors, officers and consultants on terms and conditions established by the Board at the time of the grant and in accordance with the Corporation’s stock option plan and prevailing Exchange policy. Except as disclosed above under “Compensation of Directors”, the Corporation’s directors do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

The Corporation has the following committees of the Board:

Audit Committee

The audit committee is comprised of at least three directors, the majority of whom are not employees, control persons or officers of the Corporation or any of its associates or affiliates. The Board appoints or re-appoints an audit committee after each annual shareholders’ meeting.

The audit committee consists of Messrs. Varshney, Johnstone and Edmison. The audit committee engages on behalf of the Corporation the independent public accountants to audit the Corporation’s annual financial statements, and reviews and approves the planned scope of the annual audit.

Compensation Committee

The Board appoints a compensation committee composed entirely of directors who are not employees, control persons or officers of the Corporation or any of its associates and affiliates. The compensation committee has a written charter that establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the Board. In addition, the compensation committee has the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

The compensation committee is also responsible for the following:

(a)

reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the CEO’s compensation level based on this evaluation;

(b)

making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and

(c)

reviewing executive compensation disclosure before the Corporation publicly discloses this information.

The members of the compensation committee are Messrs. Johnstone, Green and Edmison.

D.

Employees

As at December 31, 2004, CTI had a staff of 71 full-time employees, including 18 in research and engineering, 19 in manufacturing, 14 in sales and marketing, 9 in operations (including 2 in United Kingdom operations) and 11 in finance, information technology, administration and human resources. CTI operates out of two buildings comprising a total of approximately 20,000 square feet, at the Pacific Marine Technology Centre, Victoria, British Columbia, Canada.

As at December 31, 2004, CSI had a staff of 31 full-time employees, including 19 in manufacturing, 7 in sales and marketing and 5 in administration. CSI operates out of a building comprising a total of approximately 10,000 square feet, at #5 – 6025 12th Street SE, Calgary, Alberta, Canada.

None of the Corporation’s employees is represented by a labor union and the Corporation believes its employee relations to be good.

E.

Share Ownership

The following list indicates the number of shares held beneficially by current Directors and Officers of the Corporation as at May 20, 2005 and the corresponding percentage of the Corporation’s issued capital such shares represent:

	Title of Class	Amount and Nature of Beneficial Ownership (8)	Percent of Class (7) (8)
David Green	Common Stock	2,642,277 (1)	8.11%
Art Aylesworth	Common Stock	578,129 (2)	1.75%
Praveen K. Varshney	Common Stock	246,933 (3)	0.76%
Trevor Johnstone	Common Stock	8,332 (4)	0.03%
Kelly Edmison	Common Stock	106,332 (5)	0.33%

Mark Komonoski	Common Stock	111,375 (6)	0.34%
All executive officers and directors as a group (6 persons)		3,693,378 (7)	11.08%

(1)

Shares are held beneficially through Carmanah Management Corporation, a private company owned by David Green; 25,000 of these shares are represented by currently exercisable stock options.

(2)

412,500 of these shares are represented by currently exercisable stock options. Of these options, 247,500 are held beneficially through Convertech Solutions, a private company partially owned by Art Aylesworth.

(3)

125,000 of these shares are represented by currently exercisable stock options.

(4)

These shares are represented by currently exercisable stock options.

(5)

Shares are held beneficially through Arbutus Family Holdings Limited; 83,332 shares are represented by currently exercisable stock options.

(6)

103,375 shares are represented by currently exercisable stock options.

(7)

Based on 32,573,359 shares outstanding at May 20, 2005.

(8)

757,539 shares are represented by currently exercisable stock options.

Stock Option Plan

The Board first adopted its written stock option plan on May 10, 2001, which was ratified by shareholders on June 18, 2001 (the “Plan”). At the Corporation’s annual general and special meeting held on May 26, 2004, the shareholders approved an amendment to the Plan to increase the number of stock options reserved for issuance under the Plan to 4,531,683 common shares, which represented 15% of the Corporation’s issued and outstanding share capital at that time. The purpose of the Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

The Plan is administered by the Board or by a special committee of the Board if appointed from time to time.  The Plan provides that options will be issued pursuant to option agreements (“Option Agreements”). No optionee under the Plan shall be granted an option which exceeds the maximum number permitted by the TSX Venture Exchange (the “Exchange”). Options issued pursuant to the Plan will have an exercise price determined by the directors of the Corporation provided that the exercise price shall not be less than the price permitted by the Exchange.

Options granted under the Plan are non-transferable and expire the earlier of 5 years from the date of grant or 90 days from the date the optionee ceases to be a director, officer, employee or consultant of the Corporation of its subsidiaries or a management company employee (or, in the case of an optionee performing investor relations activities, within 30 days of the cessation of his service to the Corporation).

In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or one year from the date of such death.

Majority of the shares reserved under the Plan has now been allocated and management is proposing to amend the number of shares issuable pursuant to the Plan to 4,559,132 which represents 14% of the issued and outstanding capital of the Corporation on March 31, 2005. This will ensure that the

Corporation will have an adequate pool of common shares under the Plan to enable the Corporation to attract and retain personnel of the highest calibre.

As at December 31, 2004, the following directors’ and employees’ stock options to purchase a total of 2,716,222 common shares of the Corporation were outstanding:

Number

Number

outstanding at

exercisable at

Exercise price

December 31, 2004                    Expiry date                December 31, 2004

$0.60

132,001

February 3, 2005

132,001

$0.75

1,344,932

June 20, 2006

1,344,932

$0.75

91,664

June 13, 2007

91,664

$0.75

132,000

January 13, 2008

132,000

$0.75

7,500

April 1, 2005

7,500

$0.95

50,000

August 25, 2008

33,836

$0.80

18,750

November 3, 2005

18,750

$0.90

63,750

June 30, 2008

63,750

$0.95

60,000

October 1, 2008

60,000

$0.96

25,625

August 22, 2006

25,625

$1.17

60,000

October 1, 2008

45,442

$1.20

300,000

November 10, 2008

109,067

$1.20

200,000

December 1, 2008

75,000

$0.95

50,000

August 18, 2008

36,730

$2.11

30,000

August 12, 2009

3,890

$2.35

100,000

September 1, 2009

36,152

$2.75

50,000

November 12, 2009

4,566

2,716,222

2,220,905

As at the date of this Annual Report, 933,539 of the 2,716,222 stock options were allocated to directors and executive officers of the Corporation as follows:

Name of Director/Officer	Number	Exercise Price	Expiration Date
Art Aylesworth (1)	247,500	$0.75	June 20, 2006
Art Aylesworth	300,000	$1.20	November 10, 2008
David Green	25,000	$0.75	June 20, 2006
Praveen Varshney	125,000	$0.75	June 20, 2006
Trevor Johnstone	8,332	$0.75	June 13, 2007
Kelly Edmison	83,332	$0.75	June 13, 2007
Mark Komonoski	4,375	$0.90	June 30, 2008
Mark Komonoski	30,000	$0.95	October 1, 2008
Mark Komonoski	60,000	$1.17	October 1, 2008
Mark Komonoski	50,000	$2.75	November 12, 2009
	933,539

(1)

These options are held beneficially through Convertech Solutions, a private company partially owned by Art Aylesworth.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

A.1.a

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to the Corporation to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Corporation as at May 20, 2005:

Identity of Person or Group	Type of Ownership	Amount and Nature of Beneficial Ownership	Percent of Class (2)
David Green	Direct & Indirect	2,642,277 (1)	8.11%

(1)

Shares are held beneficially through Carmanah Management Corporation, a private company owned by David Green; 25,000 of these shares are represented by currently exercisable stock options.

(2)

Based on 32,573,359 shares outstanding at May 20, 2005.

A.2

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at May 20, 2005:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada
47	30	31,569,688	96.92%

A substantial number of common shares are held in “street name” by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions.  Based on the number of annual reports and proxy statements requested by such nominees, management of the Corporation estimates that the number of Canadian beneficial holders of common shares exceeds 3,000.

U.S. Share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at May 20, 2005:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
47	15	737,261	2.26%

The computation of the number and percentage of common shares held in the United States is based upon the number of common shares held by record holders with United States addresses and by trusts, estates or accounts with United States addresses as disclosed to the Corporation following inquiry to all record holders known to the Corporation to be trustees, executors, guardians, custodians or other fiduciaries holding common shares for one or more trusts, estates or accounts. United States residents may beneficially own common shares held of record by non-United States residents.

A substantial number of common shares are held in “street name” by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions.  Based on the number of annual reports and proxy statements requested by such nominees, management of the Corporation estimates that the number of U.S. beneficial holders of common shares exceeds 400.

A.3

Control of the Corporation

The Corporation is a publicly owned Canadian company, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents. To the best of the Corporation’s knowledge, the Corporation is not directly or indirectly owned or controlled by another corporation, any foreign governments or any other natural or legal person, jointly or severally.

A.4

Change in Control Arrangements

The Corporation is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Corporation.

B.

Related Party Transactions

Other than as disclosed in “Item 6. Directors, Senior Management and Employees – B. Compensation” and the transactions set forth below, there are no other related party transactions or proposed transactions involving any insider, Director, or associate or affiliate of an insider, of the Corporation that have occurred during the most recently completed fiscal year of the Corporation or during the period since the end of the Corporation’s most recently completed fiscal year. There are no debts owing directly or indirectly to the Corporation by any Director or officer of the Corporation, or by an associate of any Director or officer of the Corporation.

Management of the Corporation has an interest in the following transactions, all of which relate to compensations paid to members of management for their services to the Corporation.

1.

Praveen Varshney and Peeyush Varshney are directors of VCC, and Peeyush Varshney is a controlling shareholder of VCC. During fiscal 2004, the Corporation paid VCC management fees of $120,000 (2003 - $120,000; 2002 - $120,000). VCC is in the business of providing management services to public companies. See B. Compensation – Corporate Advisory Agreement – Varshney Capital Corp.

2.

During fiscal 2004, the Corporation paid $83,000 (2003 - $83,000; 2002 - $74,083) for research and development services to David Green, Chairman of the Corporation.

The Corporation believes that the terms of the transaction were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Attached hereto are the Corporation’s consolidated audited financial statements, consisting of consolidated balance sheets as at December 31, 2004 and 2003, and consolidated statements of operations and deficit, and cash flows for each of the years in the three-year period ended December 31, 2004 along with related notes and the Report of Independent Registered Public Accounting Firm.  See “Item 17. Financial Statements.”

Legal Proceedings

There are no material legal or arbitration proceedings to which the Corporation was a party or in respect of which the property of the Corporation is subject. The Corporation’s management has no knowledge of any legal proceedings in which the Corporation may be involved or that are contemplated by governmental authorities or otherwise.

Dividend Policy

No dividends have been paid on any class of shares of the Corporation since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

B.

Significant Changes

No significant changes occurred subsequent to the year ended December 31, 2004.

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

The following table sets forth the reported high and low prices in Canadian funds for the Corporation’s common shares on the Exchange for (a) the most recent six months; (b) each quarterly period for the past two fiscal years and for the first quarter of 2005, and (c) the five most recent fiscal years:

	High	Low
Post-Consolidated Share Prices (‘CMH”)
Monthly Stock Prices
April 2005	$ 2.77	$ 2.50
March 2005	$ 2.95	$ 2.50
February 2005	$ 3.04	$ 2.87
January 2005	$ 2.99	$ 2.78
December 2004	$ 3.13	$ 2.87
November 2004	$ 3.07	$ 2.65
Quarterly Stock Prices
Fiscal 2005
First Quarter	$ 3.04	$ 2.50
Fiscal 2004
Fourth Quarter	$ 3.13	$ 2.35
Third Quarter	$ 2.60	$ 1.98
Second Quarter	$ 3.22	$ 2.46
First Quarter	$ 3.05	$ 1.57
Fiscal 2003

Fourth Quarter	$ 1.55	$ 1.17
Third Quarter	$ 1.32	$ 0.85
Second Quarter	$ 1.08	$ 0.82
First Quarter	$ 0.99	$ 0.76
Annual Stock Prices
Fiscal 2004	$ 3.22	$ 1.57
Fiscal 2003	$ 1.55	$ 0.76
Fiscal 2002	$ 0.90	$ 0.45
Fiscal 2001	$ 0.78	$ 0.42
Pre-Consolidated Share Prices (“ADZ”)
Fiscal 2000	$ 1.45	$ 0.32

The common shares were halted from trading on the Exchange on December 21, 2000. On April 27, 2001, the common shares were reinstated for trading following the submission of a Sponsorship Acknowledgement pursuant to the Exchange’s policies governing reverse takeovers.

The closing price of the Corporation’s shares on the Exchange was $2.95 on December 31, 2004 and $2.68 on May 20, 2005.

Although the Corporation’s share are sometimes quoted over-the-counter on the PinkSheets® under the symbol “CMHXF” in the United States, an established trading market for the Corporation’s securities does not exist in the United States.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Corporation’s Common Shares are quoted on the following stock exchanges:

•

TSX Venture Exchange in the province of British Columbia, Canada under the trading symbol “CMH”.

•

Berlin and Deutsche Börse AG Exchanges under the trading symbol “QCX”.

•

In the United States, Carmanah’s shares are sometimes quoted over-the-counter on the PinkSheets® under the symbol “CMHXF”.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Securities Register

The Corporation maintains at Pacific Corporate Trust Company (“transfer agent”) a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

a.

the names, alphabetically arranged and the latest known address of each person who is or has been a security holder;

b.

the number of securities held by each security holder; and

c.

the date and particulars of the issue and transfer of each security.

The transfer agent keeps information relating to a security holder that is entered in the securities register for at least seven years after the security holder ceases to be a security holder.

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

c.

is not an individual; or

d.

has the status of bankrupt.

Description of Securities

The Corporation is authorized to issue an unlimited number of Common Shares.

Common Shares

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value of which, as at December 31, 2004, 31,915,309 are issued and outstanding as fully paid and non-assessable, 2,716,222 are reserved under directors’ and management stock options (see “Item 6E. Directors, Senior Management and Employees – Share Ownership – Stock Options”), 1,604,674 are reserved pursuant to the exercise of previously issued common share purchase warrants and 80,838 are reserved pursuant to the exercise of previously issued brokers’ warrants. The holders of the common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

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

C.

Material Contracts

During the year, the Corporation has not entered into any material contracts other than sales contracts.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Corporation’s common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10 % of the common shares of the Corporation) pursuant to Article X of the reciprocal treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of Ontario or in the Articles of Incorporation of the Corporation on the right of foreigners to hold or vote the common shares of the Corporation.

The Investment Canada Act (the “ICA”), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise.  In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase),  the assets of the business are $5 million or more in value; or  (ii)  in the case of an indirect acquisition  ( for example,  the acquisition of the foreign parent of the Canadian business)  where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value.  Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Corporation, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA:  (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business.  An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  An acquisition of less than one- third of the voting shares of a corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

As a result of the cumulative impact of the Free Trade Agreement between Canada and the United States to relax the restriction of the ICA, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S.  Investors and other foreign investors acquiring control of a Canadian business from U.S. Investors has been raised from $5 million to $223 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government.  Theses provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

E.

Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Corporation’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Corporation, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder  (collectively, the “Tax Act” or “ITA”) and the Canada-United States Tax Convention  (the “Tax Convention”)  as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Canadian Federal Income Tax Considerations

If a non-resident were to dispose of common stock of the Corporation to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Corporation (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Corporation), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sales of common stock by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Corporation (25% or more of the shares of any class of the Corporation’s stock) at any time in the five years preceding the disposition.  Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the

United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

Dividends

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Corporation, which remits only the net amount to the shareholder.  By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owing at least 10% of the Corporation’s voting shares).  In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.  Stock dividends received by non-residents from the Corporation are taxable by Canada as ordinary dividends.

Where a holder disposes of common stock to the Corporation (unless the Corporation acquired the common stock in the open market in the manner in which shares would normally be purchased by any member of the public) will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Corporation exceeds the paid-up capital of such stock, the amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof.  A common share of the Corporation will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Corporation.  In the case of a non-resident holder to whom shares of the Corporation represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention 1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the share while resident in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of shares in the Corporation.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “Taxation--Canadian Federal Income Tax Consequences” below).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares issued by the Corporation, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares issued by the Corporation should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares issued by the Corporation.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares issued by the Corporation who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds shares issued by the Corporation, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions Made by the Corporation to U.S. Holders

General Rules.  U.S. Holders receiving distributions (including constructive distributions) with respect to common shares issued by the Corporation are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Corporation has current or accumulated earnings and profits.  To the extent that distributions from the Corporation exceed its current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares.  (See more detailed discussion at “Disposition of Shares” below).  Any Canadian tax withheld from a distribution by the Corporation may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).

Currency Gain or Loss.  In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividend may be Eligible for Reduced Tax Rate.  For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that the Corporation would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code pursuant to the U.S. Canada income tax treaty if the Corporation is not a Passive Foreign Investment Company (“PFIC”).  A corporation that is properly described as a PFIC, Foreign Personal Holding Company (defined below), or a Foreign Investment Company (defined below) for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid by the Corporation generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by the Corporation may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Corporation (unless the Corporation qualifies as a “Foreign Personal Holding Company” or a “PFIC” as defined below).  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by the Corporation should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s shares if a Qualified Electing Fund (“QEF”) election is in effect.  (Please see the QEF election discussion below.)  A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the corporation’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion.  U.S. Holders of shares issued by the Corporation should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by the Corporation to them will be exempt from federal income tax if a QEF election is made.

Disposition of Shares

General Rule.  A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued by the Corporation equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the shares are held for more than one year.

Reduced Tax Rate.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares.

The Corporation may be a Passive Foreign Investment Company

General Discussion.  Management of the Corporation believes that it qualified as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended December 31, 2001 and may have qualified as a PFIC in prior years.  The Corporation may or may not have qualified as a PFIC in subsequent years due to changes in its assets and business operations.  However, there can be no assurance that the Corporation will not be considered a PFIC, for the fiscal year ended December 31, 2004, and may qualify as a PFIC in subsequent years.  This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by the Corporation.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.  For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b)

received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules during a year in which it holds (or is deemed to have held) shares issued by the Corporation while it is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Corporation.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the Corporation’s first taxable year during such U.S. Holder’s holding period and beginning after January 1, 1987 for which the Corporation was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Corporation is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by the Corporation, then it will continue to be treated as a PFIC with respect to such common shares, even if it ceases meeting the definition of a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Market-to-Market Election.  Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Corporation’s common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Corporation’s common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Corporation’s shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in his shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election.  A U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his shares issued by the Corporation will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Corporation qualifies as a PFIC on his pro rata share of the Corporation’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Corporation’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Corporation’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Corporation is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if the Corporation qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Corporation is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Corporation’s post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Corporation’s first tax year in which the Corporation qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the shares includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Corporation, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a QEF election is made by a U.S. Holder and the Corporation ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Corporation does not qualify as a PFIC.  Therefore, if the Corporation again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Corporation qualifies as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the Corporation’s shares.  Therefore, if such U.S. Holder reacquires an interest in the Corporation, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Corporation qualifies as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings.  The Corporation has not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future.  Therefore, U.S. Holders of the Corporation’s common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

Other PFIC Rules.  Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases the basis of shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to shares issued by the Corporation while it is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of shares issued by the Corporation may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Corporation will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the Corporation’s voting stock may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Corporation under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by the Corporation should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by the Corporation.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by the Corporation, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Corporation’s shares.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of shares issued by a foreign corporation.

Foreign Personal Holding Company.  If at any time during a taxable year (a) more than 50% of the total voting power or the total value of outstanding shares issued by the Corporation is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the Corporation’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Corporation may be treated as a “Foreign Personal Holding Company” (“FPHC”)  In that event, U.S. Holders of the

Corporation’s common shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Corporation does not actually distribute such income.

The Corporation does not believe that it currently qualifies as a FPHC.  However, there can be no assurance that the Corporation will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company.  If (a) 50% or more of the total voting power or the total value of the Corporation’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Corporation may be treated as a "Foreign Investment Company" (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging the Corporation’s common shares to be treated as ordinary income rather than capital gain.

The corporation does not believe that it currently qualifies as a FIC.  However, there can be no assurance that it will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation.  If more than 50% of the total voting power or the total value of the Corporation’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Corporation’s outstanding shares (each a “10% Shareholder”), the Corporation could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Corporation as a CFC would effect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of the Corporation’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Corporation’s earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of the Corporation’s common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of the Corporation’s earnings and profits attributable to the common shares sold or exchanged.

If the Corporation is classified as both a PFIC and a CFC, it generally will not be treated as a PFIC with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for its taxable years ending with or within such taxable years of 10% Shareholders.

The Corporation does not believe that it currently qualifies as a CFC.  However, there can be no assurance that it will not be considered a CFC for the current or any future taxable year.

The FPHC, FIC and CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the FPHC, FIC and CFC rules and how these rules may impact their U.S. federal income tax situation.

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

The Corporation has filed with the Securities and Exchange Commission (the “SEC”) this Annual Report on Form 20-F, including exhibits, under the Exchange Act with respect to the Corporation’s common shares.

You may read and copy all or any portion of this annual report of other information in the Corporation’s files in the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Centre, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact the Corporation’s financial position due to adverse changes in financial market prices and rates. The Corporation’s market risk exposure is primarily a result of fluctuations in foreign currency exchange rates.

Foreign Currency Risk

The Corporation conducts business on a global basis in international currencies. As such, the Corporation is exposed to adverse or beneficial movements in foreign exchange rates. The Corporation’s sales are denominated in various currencies such as the U.S. dollar, Canadian dollar, British pound and Euro. The Corporation’s functional currency and the currency in which it reports its financial statements are in Canadian dollars.

The Corporation is exposed to foreign exchange fluctuations as its revenues are translated into Canadian dollars. All translation gains and losses are included in the determination of net income (loss). As exchange rates vary, these results when translated may impact the Corporation’s overall expected financial results.

The Corporation has evaluated its exposure to foreign currency risk and has determined that while it has a degree of exposure to the Euro and British pound, its most significant operating exposure to foreign currencies at this time is to the U.S. dollar. In certain historical periods, the weakening of the U.S. dollar has negatively affected the Corporation’s revenues.

As of December 31, 2004, the potential reduction in future earnings from a hypothetical instantaneous 10% change in quoted foreign currency rates applied to our foreign currency sensitive contracts and assets would be approximately $500,000. The foreign currency sensitivity model is limited by the assumption that all foreign currencies, to which the Corporation is exposed, would simultaneously change by 10%. Such synchronized changes are unlikely to occur. The sensitivity model does not include the inherent risks associated with anticipated future transactions denominated in foreign currencies or future forward contracts entered into for hedging purposes.

To minimize the risk associated with the effects of certain foreign currency exposures, the Corporation entered into three foreign exchange forward contracts in the amount of U.S.$500,000 each, which are option dated for the month of January 2005 at a rate of 1.2228, for the month of February 2005 at a rate of 1.2229, and for the month of March 2005 at a rate of 1.223. The Corporation has also been selling in alternative currencies and monitoring the volatile U.S. dollar when preparing quotes on custom orders that provide flexibility from fixed pricing. At December 31, 2004, the fair value of these foreign exchange forward contracts was $(30,850).

Foreign exchange losses (gains) recognized in the determination of net earnings (loss) for the year were $(30,850) (2003 - $290,456; 2002 - $26,710).

Interest Rate Risk

The Corporation’s exposure to market rate risk for changes in interest rates relates primarily to its investment portfolio. The investment of cash is regulated by the Corporation’s investment policy of which the primary objective is the security of principal. Among other selection criteria, the investment policy states that the term to maturity of investments cannot exceed one year in length. The Corporation invest its cash in a variety of short-term financial instruments, including government bonds, commercial paper and money market instruments. The Corporation’s portfolio consists primarily of investment grade securities to minimize credit risk. These investments are typically denominated in Canadian dollars. Cash balances in foreign currencies are operating balances and are only invested in demand or short term deposits of the local operating bank. The Corporation does not use derivative financial instruments in its investment portfolio.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted because of a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, the Corporation’s future investment income may fall short of expectations because of changes in interest rates or it may suffer losses in principal if forced to sell securities that have seen a decline in market value because of changes in interest rates.

While interest income on the Corporation’s cash, cash equivalents, and short-term investments is subject to interest rate fluctuations, the Corporation believes that the impact of these fluctuations does not have a material effect on its financial position due to the short-term nature of these financial instruments. The Corporation’s interest income and interest expense are most sensitive to the general level of interest rates in Canada. Sensitivity analysis is used to measure the Corporation’s interest rate risk. Based on analysis of the Corporation’s balances as of December 31, 2004, a 100 basis-point adverse change in interest rates would not have a material effect on its consolidated financial position, results of operation, or cash flows.

The Corporation does not have any material exposure to commodity risks. The Corporation is exposed to economic and political changes in international markets where the Corporation competes such as inflation rates, recession, foreign ownership restrictions and other external factors over which the Corporation has no control; domestic and foreign government spending, budgetary and trade policies.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the Corporation’s common shares.

ITEM 15.

CONTROLS AND PROCEDURES

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation. Management, including the CEO and CFO, directly supervises the preparation of all of the financial reports prepared by the Corporation and is directly involved in the Corporation’s financial record keeping and reporting. All accounting records and financial reports prepared by the Corporation are reviewed for accuracy by the CEO and CFO.

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Corporation’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures, as such term is defined under Rules 13(a) – 15(e) under the Exchange Act. Based on that evaluation, the CEO and CFO have concluded that the Corporation’s disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported, and required disclosure is made within the time period specified in the rules and forms of the U.S. Securities and Exchange Commission.

During the period covered by this report, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management, including its CEO and CFO, does not expect that the Corporation’s disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

As at the date hereof, the Audit Committee is composed of Messrs. Johnstone, Edmison and Varshney. The Board has determined that Messrs. Johnstone and Varshney are “audit committee financial experts” as defined in Item 16A of the Form 20-F. Messrs. Johnstone and Edmison are “independent directors” under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

ITEM 16B.

CODE OF ETHICS

The Corporation has not yet adopted a written “code of ethics” that meets the new United States' Sarbanes-Oxley standards. The Board believes that its existing standards and procedures are adequate for its purposes.  The Corporation believes that its management structure and corporate culture effectively deter wrongdoing and promote honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of unethical conduct and accountability for adherence to the conduct standards. The Corporation has a small number of employees and most of its officers are also directors, thus eliminating any split between the Corporation’s management and the directors who are responsible to safeguard shareholder interests.  As a result, the Corporation believes that the activities of the Corporation’s officers, employees and other agents can be easily monitored by its directors, thus eliminating the need for a formal written code of ethics.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Chartered Accountants (“KPMG”), are the independent auditors of the Corporation and examined the financial statements of the Corporation for the fiscal years ending December 31, 2004, 2003 and 2002. KPMG performed the services listed below and were paid the corresponding fees for the fiscal years ended December 31, 2004 and 2003.

Audit Fees

Fees billed by KPMG for professional services totaled $75,000 for the year ended December 31, 2004, and $65,000 for the year ended December 31, 2003. Such fees were for the audit of the Corporation’s annual financial statements and for services in connection with statutory and regulatory filings for such fiscal years.

Audit-Related Fees

Fees for audit-related services totaled $nil for the year ended December 31, 2004, and $21,993 for the year ended December 31, 2003.

Tax Fees

Fees for tax services billed by KPMG, including fees for tax compliance, tax advice and tax planning work, totaled $12,090 for the year ended December 31, 2004, and $11,342 for the year ended December 31, 2003.

All other Fees

No other fees were billed by KPMG during the fiscal years ended December 31, 2004 or 2003.

During the fiscal years ended December 31, 2004 and December 31, 2003, KPMG did not bill for any products or services other than as described above.

The audit committee pre-approves audit engagement terms and fees prior to the commencement of any audit work, other than that which may be necessary for the Corporation’s independent auditors to prepare the proposed audit approach, scope and fee estimates. The independent auditors annually submit a written proposal that details all audit and audit related services. Audit fees are fixed and contained in the proposal, and the audit committee reviews the nature and dollar value of services provided under such proposal. Any revisions to such proposal after the engagement has begun are reviewed and pre-approved by the audit committee.

There were no fees in 2004 or 2003 that were not pre-approved by the audit committee. All services described above under the captions “Audit Fees and Audit Related Fees” and “Tax Fees” and “All Other Fees” were approved by the audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchases of shares or any other units of any class of the Corporation’s equity securities have been made by or on behalf of the Corporation or any affiliated purchaser during the last fiscal year.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Financial Statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 17 to the Financial Statements.

Financial Statements
Report of Independent Registered Public Accounting Firm dated February 18, 2005.
Consolidated Balance Sheets at December 31, 2004 and 2003.
Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2004, 2003 and 2002.
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002.
Notes to Consolidated Financial Statements for the Years Ended December 31, 2004, 2003 and 2002.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

Exhibit Number	Description
1.1 (1)	Articles of Andina Development Corporation dated March 26, 1996.
1.2 (1)	Certificate of Incorporation for Andina Development Corporation dated March 26, 1996.
1.3 (1)	By-law effective May 21, 1996, relating generally to the transaction of the business and affairs of Andina Development Corporation.
1.4 (2)	Certificate of Amendment and Registration of Restated Articles of Carmanah Technologies Corporation dated June 19, 2001.
4.1 (1)	Stock Option Plan dated May 21, 1996.
4.2 (2)	Stock Option Plan dated May 10, 2001.
4.3 (2)	Corporate Advisory Agreement between Varshney Capital Corp. and Carmanah Technologies Corporation dated June 20, 2001.
4.4	Amended Stock Option Plan dated April 15, 2004.
4.5	Amended Stock Option Plan dated April 20, 2005.
4.6	Amalgamation Agreement dated August 27, 2003 among Carmanah Technologies Corporation, AVVA Technologies Inc. and 1057614 Alberta Ltd.
4.7	Lease agreement between the Corporation of the City of Victoria and Carmanah Holdings Ltd. Dated September 1, 1994.
4.8	Lease agreement between AVVA and Airstate Ltd. dated August 26, 1998.
8.1	List of subsidiaries
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification

13.2	Section 906 Certification

* Indicates management contract or compensatory plan, contract or arrangement.

(1)  Incorporated by reference to Form 20-F filed on April 21, 1999.

(2) Incorporated by reference to Form 20-F filed on July 1, 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CARMANAH TECHNOLOGIES CORPORATION

“Praveen K. Varshney”

By:

Praveen K. Varshney

                                                                              Director & CFO

(Principal Financial Officer)

DATED:  June 22, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1 (1)	Articles of Andina Development Corporation dated March 26, 1996.
1.2 (1)	Certificate of Incorporation for Andina Development Corporation dated March 26, 1996.
1.3 (1)	By-law effective May 21, 1996, relating generally to the transaction of the business and affairs of Andina Development Corporation.
1.4 (2)	Certificate of Amendment and Registration of Restated Articles of Carmanah Technologies Corporation dated June 19, 2001.
4.1 (1)	Stock Option Plan dated May 21, 1996.
4.2 (2)	Stock Option Plan dated May 10, 2001.
4.3 (2)	Corporate Advisory Agreement between Varshney Capital Corp. and Carmanah Technologies Corporation dated June 20, 2001.
4.4	Amended Stock Option Plan dated April 15, 2004.
4.5	Amended Stock Option Plan dated April 20, 2005.
4.6	Amalgamation Agreement dated August 27, 2003 among Carmanah Technologies Corporation, AVVA Technologies Inc. and 1057614 Alberta Ltd.
4.7	Lease agreement between the Corporation of the City of Victoria and Carmanah Holdings Ltd. dated September 1, 1994.
4.8	Lease agreement between AVVA and Airstate Ltd. dated August 26, 1998.
8.1	List of subsidiaries
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification

* Indicates management contract or compensatory plan, contract or arrangement.

(1)  Incorporated by reference to Form 20-F filed on April 21, 1999.

(2) Incorporated by reference to Form 20-F filed on July 1, 2002.

Exhibit 4.4

2004 STOCK OPTION PLAN

CARMANAH TECHNOLOGIES CORPORATION

1.

Purpose

The purpose of the Stock Option Plan (the "Plan") of Carmanah Technologies Corporation, a corporation incorporated under the Business Corporations Act (Alberta) (the "Corporation"), is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.

Administration

The Plan shall be administered by the Board of Directors of the Corporation or by a special committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the “Board”).  A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan.  All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve.  Each such agreement shall recite that it is subject to the provisions of this Plan.

3.

Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (collectively referred to as, the “Exchange”).

4.

Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of shares of the Corporation's authorized but unissued common shares.  The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 4,531,683 common shares.  If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.

5.

Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

6.

Eligibility and Participation

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services (excluding investor relations services) to the Corporation or its subsidiaries (“Management Company Employees”) shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as "Participants").  Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of shares to be subject to each option.  In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

An individual who has been granted an option may, if he is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7.

Exercise Price

(a)

The exercise price of the shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted.  In no event shall such price be lower than the price permitted by the Exchange.

(b)

Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may only be reduced, in the case of options held by insiders of the Corporation (as defined by the Exchange), if disinterested shareholder approval is obtained at a meeting of the shareholders of the Corporation and Exchange approval is obtained.

8.

Number of Optioned Shares

The number of shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

No individual may be granted options to purchase a number of shares equalling more than 5% of the issued shares of the Corporation in any twelve-month period.

No more than 2% of the issued shares of the Corporation may be granted to any one consultant of the Corporation or its subsidiaries in any twelve-month period.

No more than 2% of the issued shares of the Corporation may be granted to any employee of the Corporation or its subsidiaries who is conducting investor relation activities in any twelve-month period.

9.

Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and12, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange.  For greater certainty, if the Corporation is listed on the Exchange, the maximum term may not exceed 10 years if the Corporation is classified as a “Tier 1” issuer by the Exchange, and the maximum term may not exceed 5 years if the Corporation is classified as a “Tier 2” issuer by the Exchange.

10.

Option Period, Consideration and Payment

(a)

The option period shall be a period of time fixed by the Board not to exceed the maximum period of time permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

(b)

Subject to the policies of the Exchange, an option shall vest and may be exercised (in each case to the nearest full share) during the option period:

(i)

in the circumstance where the number of shares reserved for issuance by the Board pursuant to the exercise of options granted is less than or equal to 10% of the number of issued and outstanding shares of the Corporation, in such manner as the Board may determine;

(ii)

in the circumstance where the Corporation is a Tier 2 Issuer, as defined in the policies of the Exchange, and the number of shares reserved for issuance by the Board pursuant to the exercise of options granted is greater than 10% of the issued and outstanding shares of the Corporation, in accordance with a vesting schedule. Unless approved by the Exchange, vesting of options granted shall occur over a period of at least 18 months, and shall vest no more than equally on a quarterly basis.  Having regard to the foregoing minimums, the specific terms of the vesting for individual options shall be as determined by the Board and negotiated with the individual optionee.

(c)

Options which have vested, may be exercised in whole or in part at any time and from time to time during the option period.  To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)

Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)

The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of common shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such common shares with respect to which the option is exercised.  No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an option under this Plan, unless and until the certificates for such shares are issued to him or them under the terms of the Plan.

11.

Ceasing To Be a Director, Officer, Consultant or Employee

If a Participant shall cease to be a director, officer, consultant, employee of the Corporation or its subsidiaries, or a Management Company Employee for any reason (other than death), he may exercise his option to the extent that he was entitled to exercise it at the date of such cessation, but only within 90 days after his ceasing to be a director, officer, consultant, employee or a Management Company Employee, unless such Participant was engaged in investor relations activities in which case, only within 30 days after the cessation of his services to the Corporation.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12.

Death of Participant

In the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(a)

by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b)

if and to the extent that he was entitled to exercise the Option at the date of his death.

13.

Rights of Optionee

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any shares issuable upon exercise of such option until certificates representing such shares shall have been issued and delivered.

14.

Proceeds from Sale of Shares

The proceeds from sale of shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15.

Adjustments

If the outstanding shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares of securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of shares optioned and the exercise price per share, as regards previously granted and unexercised options or portions thereof, and as regards options which may be granted subsequent to any such change in the Corporation’s capital.

Upon the liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding shares of the Corporation to another corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided.  If the Plan and unexercised options shall terminate pursuant to the foregoing sentence, the shares subject to all options granted shall, subject to prior Exchange acceptance, immediately vest and all Participants then entitled to exercise an unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Corporation shall designate, to exercise their options to the full extent not theretofore exercised.

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  No fractional share shall be required to be issued under the Plan on any such adjustment.

16.

Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferrable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange.  During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

17.

Amendment and Termination of Plan

Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan.  Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall resulting in a material adverse change to the terms of any options theretofore granted under the Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, if obtained for such amendment or revision.

18.

Necessary Approvals

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.  If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

19.

Effective Date of Plan

The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, the Plan shall become effective upon such approvals being obtained.

20.

Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

MADE by the Board of Directors of the Corporation as evidenced by the signature of the following director duly authorized in that behalf effective April 15, 2004.

CARMANAH TECHNOLOGIES CORPORATION

Per  “Peeyush K. Varshney”

Name:

Peeyush K. Varshney, LL.B.

Title:

Corporate Secretary

Exhibit 4.5

2005 STOCK OPTION PLAN

CARMANAH TECHNOLOGIES CORPORATION

1.

Purpose

The purpose of the Stock Option Plan (the "Plan") of Carmanah Technologies Corporation, a corporation incorporated under the Business Corporations Act (Alberta) (the "Corporation"), is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.

Administration

The Plan shall be administered by the Board of Directors of the Corporation or by a special committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the “Board”).  A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan.  All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve.  Each such agreement shall recite that it is subject to the provisions of this Plan.

3.

Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (collectively referred to as, the “Exchange”).

4.

Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of shares of the Corporation's authorized but unissued common shares.  The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 4,559,133 common shares.  If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.

5.

Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

6.

Eligibility and Participation

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services (excluding investor relations services) to the Corporation or its subsidiaries (“Management Company Employees”) shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as "Participants").  Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of shares to be subject to each option.  In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

An individual who has been granted an option may, if he is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7.

Exercise Price

(a)

The exercise price of the shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted.  In no event shall such price be lower than the price permitted by the Exchange.

(b)

Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may only be reduced, in the case of options held by insiders of the Corporation (as defined by the Exchange), if disinterested shareholder approval is obtained at a meeting of the shareholders of the Corporation and Exchange approval is obtained.

8.

Number of Optioned Shares

The number of shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

No individual may be granted options to purchase a number of shares equalling more than 5% of the issued shares of the Corporation in any twelve-month period.

No more than 2% of the issued shares of the Corporation may be granted to any one consultant of the Corporation or its subsidiaries in any twelve-month period.

No more than 2% of the issued shares of the Corporation may be granted to any employee of the Corporation or its subsidiaries who is conducting investor relation activities in any twelve-month period.

9.

Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and12, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange.  For greater certainty, if the Corporation is listed on the Exchange, the maximum term may not exceed 10 years if the Corporation is classified as a “Tier 1” issuer by the Exchange, and the maximum term may not exceed 5 years if the Corporation is classified as a “Tier 2” issuer by the Exchange.

10.

Option Period, Consideration and Payment

(a)

The option period shall be a period of time fixed by the Board not to exceed the maximum period of time permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

(b)

Subject to the policies of the Exchange, an option shall vest and may be exercised (in each case to the nearest full share) during the option period:

(i)

in the circumstance where the number of shares reserved for issuance by the Board pursuant to the exercise of options granted is less than or equal to 10% of the number of issued and outstanding shares of the Corporation, in such manner as the Board may determine;

(ii)

in the circumstance where the Corporation is a Tier 2 Issuer, as defined in the policies of the Exchange, and the number of shares reserved for issuance by the Board pursuant to the exercise of options granted is greater than 10% of the issued and outstanding shares of the Corporation, in accordance with a vesting schedule. Unless approved by the Exchange, vesting of options granted shall occur over a period of at least 18 months, and shall vest no more than equally on a quarterly basis.  Having regard to the foregoing minimums, the specific terms of the vesting for individual options shall be as determined by the Board and negotiated with the individual optionee.

(c)

Options which have vested, may be exercised in whole or in part at any time and from time to time during the option period.  To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)

Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)

The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of common shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such common shares with respect to which the option is exercised.  No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an option under this Plan, unless and until the certificates for such shares are issued to him or them under the terms of the Plan.

11.

Ceasing To Be a Director, Officer, Consultant or Employee

If a Participant shall cease to be a director, officer, consultant, employee of the Corporation or its subsidiaries, or a Management Company Employee for any reason (other than death), he may exercise his option to the extent that he was entitled to exercise it at the date of such cessation, but only within 90 days after his ceasing to be a director, officer, consultant, employee or a Management Company Employee, unless such Participant was engaged in investor relations activities in which case, only within 30 days after the cessation of his services to the Corporation.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12.

Death of Participant

In the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(a)

by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b)

if and to the extent that he was entitled to exercise the Option at the date of his death.

13.

Rights of Optionee

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any shares issuable upon exercise of such option until certificates representing such shares shall have been issued and delivered.

14.

Proceeds from Sale of Shares

The proceeds from sale of shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15.

Adjustments

If the outstanding shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares of securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of shares optioned and the exercise price per share, as regards previously granted and unexercised options or portions thereof, and as regards options which may be granted subsequent to any such change in the Corporation’s capital.

Upon the liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding shares of the Corporation to another corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided.  If the Plan and unexercised options shall terminate pursuant to the foregoing sentence, the shares subject to all options granted shall, subject to prior Exchange acceptance, immediately vest and all Participants then entitled to exercise an unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Corporation shall designate, to exercise their options to the full extent not theretofore exercised.

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  No fractional share shall be required to be issued under the Plan on any such adjustment.

16.

Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferrable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange.  During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

17.

Amendment and Termination of Plan

Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan.  Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall resulting in a material adverse change to the terms of any options theretofore granted under the Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, if obtained for such amendment or revision.

18.

Necessary Approvals

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.  If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

19.

Effective Date of Plan

The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, the Plan shall become effective upon such approvals being obtained.

20.

Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

MADE by the Board of Directors of the Corporation as evidenced by the signature of the following director duly authorized in that behalf effective April 20, 2005.

CARMANAH TECHNOLOGIES CORPORATION

Per  “Peeyush K. Varshney”

Name:

Peeyush K. Varshney, LL.B.

Title:

Corporate Secretary

Exhibit 8.1

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

AVVA Technologies, Inc.	Alberta, Canada
Carmanah Signs Inc.	Alberta, Canada
Carmanah Technologies Inc.	British Columbia, Canada

Exhibit 12.1

CERTIFICATION

I, Art Aylesworth, certify that:

1.

I have reviewed this annual report on Form 20-F of Carmanah Technologies Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

“Art Aylesworth”

Date:  June 22, 2005

_____________________________________

Art Aylesworth, President and Chief Executive Officer

(Principal Executive Officer)

Exhibit 12.2

CERTIFICATION

I, Praveen Varshney, certify that:

1.

I have reviewed this annual report on Form 20-F of Carmanah Technologies Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

“Praveen Varshney”

Date:  June 22, 2005

__________________________________

Praveen Varshney, Chief Financial Officer

(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Carmanah Technologies Corporation (the “Corporation”) on Form 20-F for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Art Aylesworth, President and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

“Art Aylesworth”

Date:

June 22, 2005

_________________________________________

Art Aylesworth, President and Chief Executive Officer

(Principal Executive Officer)

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Carmanah Technologies Corporation (the “Corporation”) on Form 20-F for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Praveen Varshney, Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

“Praveen Varshney”

Date:

June 22, 2005

__________________________________

Praveen Varshney, Chief Financial Officer

(Principal Financial Officer)

Exhibit 4.6

THIS AMALGAMATION AGREEMENT made as of the 27th day of August, 2003

AMONG:

CARMANAH TECHNOLOGIES CORPORATION, a body corporate incorporated under the laws of the Province of Alberta with its head office in the City of Vancouver, in the Province of British Columbia (hereinafter called "Carmanah")

- and -

AVVA TECHNOLOGIES INC., a body corporate incorporated under the laws of the Province of Alberta with its head office in the City of Calgary, in the Province of Alberta (hereinafter called "AVVA")

- and -

1057614 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta with its head office in the City of Vancouver, in the Province of British Columbia (hereinafter called "Newco")

WHEREAS Carmanah wishes to purchase, directly or indirectly, all of the issued and outstanding securities of AVVA;

AND WHEREAS Newco is a newly incorporated, wholly-owned subsidiary of Carmanah and has not carried on any business;

AND WHEREAS Carmanah, Newco and AVVA wish to effect the foregoing merger through the amalgamation of Newco with AVVA, such that the amalgamated corporation is a wholly-owned subsidiary of Carmanah and the existing shareholders of AVVA will become shareholders of Carmanah, in accordance with the terms and conditions herein set forth;

NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1

In this Agreement, unless the context otherwise requires:

(a)

"ABCA" means the Business Corporations Act (Alberta);

(b)

"affiliate" shall have the meaning given thereto in the ABCA;

(c)

"Agreement" means this agreement, including the recitals and all Schedules to this agreement as amended or supplemented from time to time, and "hereby", "hereof', "herein", "hereunder", "herewith" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(d)

"Amalgamated Corporation" means the continuing corporation constituted upon the Amalgamation;

(e)

"Amalgamation" means the amalgamation of AVVA and Newco under Section 181 of the ABCA, as provided for herein;

(f)

"Articles of Amalgamation" means the articles of amalgamation in respect of the Amalgamation;

(g)

"associates" shall have the meaning given thereto in the Securities Act (British Columbia);

(h)

"AVVA" means AVVA Technologies Inc., a corporation incorporated under the ABCA;

(i)

"AVVA Common Shares" or "AVVA Shares" means the common shares without nominal or par value in the capital of AVVA as constituted on the date hereof;

(j)

"AVVA Financial Statements" means, collectively, the audited financial statements of AVVA for the years ended December 31, 2002 and 2001, and the unaudited financial statements of AVVA for the period ended June 30, 2003;

(k)

"AVVA Information Circular" means the information circular to be used in connection with the holding of the AVVA Meeting;

(l)

"AVVA Meeting" means the special meeting of the holders of AVVA Shares to be held on the Meeting Date, to consider and, if thought fit, approve and adopt the Amalgamation pursuant hereto, and any adjournments thereof;

(m)

"AVVA Options" means those options to purchase AVVA Shares held by employees, consultants, directors and officers of AVVA as more particularly described in Section 7.1(b) hereof;

(n)

"AVVA Warrant" means a common share purchase warrant entitling the holder thereof to purchase AVVA shares as more particularly described in Section 7.1(b) hereof;

(o)

"BLG" means Borden Ladner Gervais LLP;

(p)

"Business Day" means a day, other than a Saturday, Sunday or statutory holiday, when banks in the City of Calgary are generally open for the transaction of banking business;

(q)

"Carmanah" means Carmanah Technologies Corporation, a corporation incorporated under the ABCA;

(r)

"Carmanah Amalgamation Options" means those options to purchase Carmanah Shares held by employees, directors and officers of Carmanah as more particularly described in Section 8.1(b) hereof;

(s)

"Carmanah Amalgamation Warrant" means a common share purchase warrant entitling the holder thereof to acquire one Carmanah Share at a price of $0.95 per Carmanah Share.  Of the Carmanah Amalgamation Warrants to be issued, 20,643 will have an expiry date of November 28, 2003, 48,077 will have an expiry date of February 8, 2004, and the remaining 48,077 will have an expiry date of April 12, 2004;

(t)

"Carmanah Assets" means all of the assets and properties of Carmanah;

(u)

"Carmanah Common Shares" or "Carmanah Shares" means common shares in the capital of Carmanah as constituted on the date hereof;

(v)

"Carmanah Financial Statements" means, collectively the audited financial statements of Carmanah for the years ended December 31, 2002 and 2001 and the unaudited financial statements of Carmanah for the period ended June 30, 2003;

(w)

"Closing" means the delivery of the documents contemplated by this Agreement to be delivered by or on behalf of one party hereunder to another party hereunder in order to effect the completion of the Amalgamation and the other transactions contemplated herein, which delivery of documents shall take place at the Closing Time at the offices of BLG in Calgary, Alberta, unless otherwise agreed by Carmanah and AVVA;

(x)

"Closing Date" shall be the date on which the Closing shall occur, which date shall be the date following the Meeting Date, unless otherwise agreed in writing by Carmanah and AVVA;

(y)

"Closing Time" shall be the time on the Closing Date at which the Closing shall occur, which time shall be 10:00 a.m.  (Calgary time) unless otherwise agreed by Carmanah and AVVA;

(z)

"Control" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

(aa)

"Depositary" means Pacific Corporate Trust Company, at its principal stock transfer office in Vancouver, British Columbia;

(bb)

"Depositary Agreement" means the agreement to be entered into between Carmanah and the Depositary with respect to the deposit of AVVA Shares pursuant to the Amalgamation;

(cc)

"Dissenting Shareholder" means a shareholder of AVVA that validly exercises its right of dissent under the ABCA in respect of the Amalgamation and thereby is entitled to receive payment of fair value of its AVVA shares;

(dd)

"Effective Date" means the date the Amalgamation becomes effective under the ABCA;

(ee)

"Effective Time" means 12:01 a.m.  (Calgary time) on the Effective Date;

(ff)

"Governmental Authority" includes any federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign;

(gg)

"Letter of Intent" means the letter of intent dated June 20, 2003 between AVVA and Carmanah;

(hh)

"Letters of Transmittal" means the letters of transmittal to be forwarded by Carmanah to the holders of AVVA Shares for use in exchanging Carmanah Shares for AVVA Shares, Carmanah Amalgamation Options for AVVA Options and Carmanah Amalgamation Warrants for AVVA Warrants;

(ii)

"Mailing Date" means the date on which the AVVA Information Circular is mailed to the AVVA shareholders, which date shall be the soonest reasonable date following the TSXV Filing Date as the mailing can take place;

(jj)

"Meeting Date" means the date of the AVVA Meeting which date shall be the soonest reasonable date following the Mailing Date as may be permitted by Governmental Authorities;

(kk)

"misrepresentation" includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omission to state a material fact that is necessary to be stated in order for a statement not to be misleading;

(ll)

"Newco" means 1057614 Alberta Ltd., a corporation incorporated under the ABCA;

(mm)

"Newco Common Shares" or "Newco Shares" means the common shares without nominal or par value in the capital of Newco as constituted as at the Effective Date;

(nn)

"person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(oo)

"Public Record" means all information filed by and on behalf of Carmanah or AVVA, as applicable, with any securities commission in Canada, in compliance or intended compliance with all applicable securities laws;

(pp)

"Subsidiary" means a subsidiary as defined in the ABCA;

(qq)

"Transaction Documents" means those documents necessary to give effect to the transactions contemplated in this Agreement;

(rr)

"TSXV" means the TSX Venture Exchange Inc.; and

(ss)

"TSXV Filing Date" means the date AVVA files with TSXV a draft copy of the AVVA Information Circular for review and approval.

ARTICLE 2
INTERPRETATION

2.1

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

2.2

Unless the contrary intention appears, references in this Agreement to an article, section, subsection, paragraph, clause, subclause or schedule by number or letter or both refer to the article, section, subsection, paragraph, clause, subclause or schedule, respectively, bearing that designation in this Agreement.

2.3

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa and words importing gender shall include all genders.

2.4

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

2.5

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

2.6

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

2.7

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting creditors' rights generally and by the discretionary nature of certain remedies (including specific performance and injunctive relief).

ARTICLE 3
AMALGAMATION

3.1

Amalgamation.  AVVA and Newco agree to amalgamate pursuant to the provisions of Section 181 of the ABCA and to continue as one corporation effective on the Effective Date, on the terms and subject to the conditions set out herein.

3.2

Name.  The name of the amalgamated corporation shall be AVVA Technologies Inc. (the "Amalgamated Corporation").

3.3

Registered Office.  The registered office of the Amalgamated Corporation shall be situate at Suite 1000, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4H2.

3.4

Authorized Capital and Restrictions on Share Transfers.  The Amalgamated Corporation shall be authorized to issue an unlimited number of common shares, and an unlimited number of preferred shares, each of which shall have the rights, privileges, restrictions and conditions set forth in the Articles of Amalgamation and the ABCA.  No shares of the Amalgamated Corporation shall be transferred without approval of the board of directors of the Amalgamated Corporation.

3.5

Number of Directors.  The number of directors of the Amalgamated Corporation shall be six (6).

3.6

First Directors.  The first directors of the Amalgamated Corporation shall be David Green, Art Aylesworth, Praveen Varshney, Kelly Edmison, Trevor Johnstone and Mark Komonoski.

The first directors shall hold office until the first annual or general meeting of the shareholders of the Amalgamated Corporation (or a resolution in lieu thereof) or until their successors are duly appointed or elected.  The subsequent director(s) shall be elected each year thereafter as provided for in the ABCA and the by-laws of the Amalgamated Corporation.  The management and operation of the business and affairs of the Amalgamated Corporation shall be under the control of the director(s) thereof as constituted from time to time.

3.7

Effect of Certificate of Amalgamation.  On the Effective Date, the Amalgamation of AVVA and Newco and their continuance as one corporation shall become effective; the property of each of AVVA and Newco shall continue to be the property of the Amalgamated Corporation; the Amalgamated Corporation shall continue to be liable for the obligations of each of AVVA and Newco; any existing cause of action, claim or liability to prosecution of either of AVVA or Newco shall be unaffected; any civil, criminal or administrative action or proceeding pending by or against either AVVA or Newco may be continued to be prosecuted by or against the Amalgamated Corporation; any conviction against, or ruling, order or judgment in favour of or against, either AVVA or Newco may be enforced by or against the Amalgamated Corporation; and the Articles of Amalgamation shall be deemed to be the Articles of Incorporation for the Amalgamated Corporation and the certificate of amalgamation to be issued evidencing the Amalgamation shall be deemed to be the certificate of incorporation of the Amalgamated Corporation.

3.8

First Auditors.  The first auditors of the Amalgamated Corporation shall be KPMG LLP.  The first auditors of the Amalgamated Corporation shall hold office until the first annual meeting of the Amalgamated Corporation following the Amalgamation or until its successors are elected or appointed.

3.9

Restrictions on Business.  There shall be no restrictions on the business that the Amalgamated Corporation may carry on.

3.10

Articles of Amalgamation and By-laws.  The Articles of Amalgamation of the Amalgamated Corporation shall be substantially in the form attached hereto as Schedule A.

3.11

Effects of the Amalgamation on Capital.  On the Effective Date:

(a)

1)

except for Dissenting Shareholders, a holder of AVVA Shares shall be entitled to receive 1 Carmanah Share for every 8 AVVA Shares held as of the Effective Date, at a deemed price of $0.95 per Carmanah Share (being the closing Carmanah Share price on June 23, 2003), following which all such AVVA Shares shall be cancelled;

(ii)

a holder of AVVA Options shall be entitled to receive 1 Carmanah Amalgamation Option for every 8 AVVA Options owned as of the Effective Date.  Each Carmanah Amalgamation Option shall entitle the holder thereof to purchase 1 Carmanah Share at an exercise price equal to the exercise price of the applicable AVVA Option multipled by 8, following which all such AVVA Options shall be cancelled.  For clarification, the range of exercise prices of the Carmanah Amalgamation Options to be granted shall range from $0.80 per Carmanah Share to $0.96 per Carmanah Share;

(iii)

a holder of AVVA Warrants shall be entitled to receive 1 Carmanah Amalgamation Warrant for every 8 AVVA Warrants owned as of the Effective Date.  Each Carmanah Amalgamation Warrant shall entitle the holder thereof to purchase 1 Carmanah Share at a price of $0.95 per share.  The expiry date of the resulting Carmanah Amalgamation Warrant shall continue to correspond with the original expiry date of the previous AVVA Warrants (that is, 20,643 Carmanah Amalgamation Warrants will expire on November 28, 2003, 48,077 Carmanah Amalgamation Warrants will expire on February 8, 2004, and 48,077 Carmanah Amalgamation Warrants will expire on April 12, 2004).  Following the exchange of AVVA Warrants into Carmanah Amalgamation Warrants, all such AVVA Warrants shall be cancelled;

(b)

Carmanah shall receive one fully-paid and non-assessable common share of the Amalgamated Corporation for each one Newco common share held by Carmanah, following which all such Newco common shares shall be cancelled;

(c)

in consideration for the issue by Carmanah of Carmanah Amalgamation Shares pursuant to Section 3.11(a)(i), the Amalgamated Corporation shall issue to Carmanah one fully paid and non-assessable common share of the Amalgamated Corporation for each Carmanah Amalgamation Share issued;

(d)

if a holder of AVVA Shares is entitled, pursuant to Section 3.11 to receive a fraction of a Carmanah Share, then in respect of such fraction the holder shall be entitled to receive one whole Carmanah Share, rounded up or down to the nearest whole number.  In calculating such fraction, all AVVA Shares held by a beneficial holder shall in each case be aggregated.

3.12

Share Certificates On the Effective Date:

(a)

the register of transfers of AVVA Shares shall be closed;

(b)

subject to Section 3.14, the registered holders of AVVA Shares shall cease to be holders of AVVA Shares and shall be deemed to be the registered holders of Carmanah Shares to which they are entitled, calculated in accordance with the provisions hereof; and certificates representing the number of Carmanah Shares issuable to that holder will, as soon as practicable, (but no later than five (5) business days following the later of the Effective Date and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificates representing those AVVA Shares) be:

(i)

forwarded by Carmanah to that holder, at the address specified in the Letter of Transmittal, by first class mail (postage prepaid); or

(ii)

made available at the Depositary for pick-up by the holder, if requested by the holder in the Letter of Transmittal; and

(c)

Carmanah, as the registered holder of Newco Common Shares, shall cease to be the holder of Newco Common Shares and shall be deemed to be the registered holder of one (1) common share of the Amalgamated Corporation to which it is entitled calculated in accordance with the provisions hereof.

3.13

Certificate for Warrants, Options  On the Effective Date:

(a)

the register of transfers of AVVA Warrants shall be closed; and

(b)

the registered holders of AVVA Warrants and AVVA Options shall cease to be holders of AVVA Warrants and AVVA Options, respectively, and shall be deemed to be the registered holders of Carmanah Amalgamation Warrants and Carmanah Amalgamation Options, to which they are respectively entitled in accordance with the terms hereof; and certificates representing the Carmanah Amalgamation Warrants and Carmanah Amalgamation Options issuable to that holder will, as soon as practicable, (but no later than five (5) business days following the later of the Effective Date and the date of deposit with the Depositary of a duly completed Letters of Transmittal and the certificates representing the applicable AVVA Warrants or AVVA Options) be:

(i)

forwarded by Carmanah to that holder, at the address specified in the Letter of Transmittal, by first class mail (postage prepaid); or

(ii)

made available at the Depositary for pick-up by the holder, if requested by the holder in the Letter of Transmittal.

3.14

Stale Certificates.  Any certificate formerly representing AVVA Shares which is not deposited with the Depositary on or prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, and the Carmanah Shares to which the holder of such certificate for AVVA Shares was entitled shall be cancelled.

ARTICLE 4
CLOSING CONDITIONS OF AVVA

4.1

The obligation of AVVA to complete the transactions contemplated herein is subject to the fulfilment of the following conditions precedent on or before the Closing Time or such other time as is specified below:

(a)

receipt of all required third party approvals for Carmanah to both the Amalgamation and this Agreement, including without limitation, the board of directors of Carmanah, any lenders or financial institutions, the TSXV, the Alberta Securities Commission and the British Columbia Securities Commission, as applicable;

(b)

the Carmanah Shares that are issued as consideration for the AVVA Shares shall be issued as fully paid and non-assessable common shares in the capital of Carmanah, free and clear of any and all encumbrances, liens, charges, demands of whatsoever nature, and free of any restriction on trading that is longer than 4 months plus one day from the date of issue thereof, pursuant to applicable securities laws, rules and regulations in the provinces of Alberta and British Columbia and the requirements of the TSXV, and any other stock exchange on which the Carmanah Shares are listed at the Time of Closing;

(c)

execution of employment agreements between AVVA and Tom Charleton and Carmanah and Mark Komonoski on the terms substantially set forth in section 2 of the Letter of Intent and/or such other terms that are mutually agreed to prior to the Closing Time between the parties thereto;

(d)

no material adverse change shall have occurred in business, results of operations, assets, liabilities, financial condition or affairs of Carmanah, financial or otherwise, between the date of signing the Letter of Intent and the Time of Closing;

(e)

the representations and warranties of Carmanah contained in the Letter of Intent and in this Agreement shall be deemed to have been made again on the Closing Date and shall be true and correct in all material respects as of that date as if made on that date and Carmanah shall have provided to AVVA on the Closing Date a certificate of a senior officer of Carmanah to that effect;

(f)

Carmanah shall provide a legal opinion to AVVA in relation to the Amalgamation and this Agreement that is satisfactory to AVVA and its counsel, acting reasonably;

(g)

there being no legal proceeding or regulatory actions or other proceedings against Carmanah at the Closing Date which may, if determined against the interest of Carmanah, have a material adverse change on Carmanah;

(h)

there being no prohibition at law against the Amalgamation;

(i)

any inquiry or investigation (whether formal or informal) in relation to Carmanah or its directors or officers, shall not have been commenced or threatened by any officer of official of the TSXV, the Alberta Securities Commission, or any similar regulatory body having jurisdiction such that the outcome of such inquiry or investigation could have a material adverse effect on Carmanah; and

(j)

material compliance of Carmanah with the terms of the Letter of Intent.

The foregoing conditions precedent are for the benefit of AVVA and may be waived, in whole or in part, by AVVA in writing at any time.  If any of the said conditions precedent shall not be complied with or waived by AVVA on or before the date required for the performance thereof, AVVA may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by written notice to Carmanah.

ARTICLE 5
CARMANAH'S CLOSING CONDITIONS

5.1

The obligations of Carmanah and Newco to complete the transactions contemplated herein are subject to fulfilment of the following conditions precedent on or before the Closing Time or such other time as is specified below:

(a)

receipt of satisfactory tax advice from Carmanah's tax advisors as to the structure of the Amalgamation and the business combination among Carmanah, AVVA and Newco generally;

(b)

concurrent with the execution of this Agreement, receipt of signed shareholder lockup agreements from at least Tom Charlton, Mark Komonoski, John Lemoine and AVVA's principal investors in Europe (collectively, the "Principal Shareholders") for all of the AVVA Shares owned by such Principal Shareholders which represent, in aggregate, at least 20% of AVVA's outstanding voting shares;

(c)

receipt of all required third party approvals for Carmanah to both the Proposed Acquisition and the Transaction Documents, including without limitation the approval of the board of directors of Carmanah, the TSXV, any applicable lenders or financial institutions, the Alberta Securities Commission and the British Columbia Securities Commission, as applicable;

(d)

no material adverse change shall have occurred in business, results of operations, assets, liabilities, financial condition or affairs of AVVA, financial or otherwise, between the date of signing of the Letter of Intent and the Time of Closing;

(e)

on the Closing Date, AVVA shall have a positive working capital position, being greater than zero and no less than that represented on the financial statements of AVVA for the three month period ended March 31, 2003;

(f)

the representations and warranties of AVVA and the Principal Shareholders contained in the Letter of Intent, the lock-up agreements and this Agreement, as applicable, shall be deemed to have been made again on the Closing Date and shall be true and correct in all material respects as of that date as if made on that date and AVVA shall have provided to Carmanah on the Closing Date a certificate of a senior officer of AVVA to that effect;

(g)

AVVA shall provide a legal opinion to Carmanah in relation to the Amalgamation and this Agreement that is satisfactory to Carmanah and its counsel, acting reasonably;

(h)

there being no debts or amounts owing to AVVA by any of its officers, former officers, directors, former directors, shareholders, employees or former employees or any family member thereof, or any person with whom AVVA does not deal at arm's length within in the meaning of the Income Tax Act (Canada), except as set out in the AVVA Financial Statements or any amounts advanced to such person for expenses incurred on behalf of AVVA in the ordinary course;

(i)

there being no legal proceeding or regulatory actions or proceedings against AVVA at the Closing Date which may, if determined against the interest of AVVA, have a material adverse change on AVVA;

(j)

there being no prohibition at law against making the Amalgamation;

(k)

any inquiry or investigation (whether formal or informal) in relation to AVVA or its directors or officers, shall not have been commenced or threatened by any officer of official of the TSXV, the Alberta Securities Commission, or any similar regulatory body having jurisdiction such that the outcome of such inquiry or investigation could have a material adverse effect on AVVA;

(l)

material compliance of AVVA and the Principal Shareholders with the terms of the letter of Intent and lock-up agreements, as applicable;

(m)

no material breach of the representations and warranties of AVVA or its Principal Shareholders to be contained in the lock-up agreements or this Agreement; and

(n)

at the Effective Time there shall not be outstanding more than 24,649,314 AVVA Shares.

The foregoing conditions precedent are for the benefit of Carmanah and may be waived, in whole or in part, by Carmanah in writing at any time.  If any of the said conditions precedent shall not be complied with or waived Carmanah on or before the date required for the performance thereof, Carmanah may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by written notice to AVVA.

ARTICLE 6
MUTUAL CLOSING CONDITIONS

6.1

The obligations of Carmanah and AVVA to complete the transactions contemplated herein are subject to fulfilment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a)

a special resolution shall have been passed at the AVVA Meeting by the holders of AVVA Shares duly approving the Amalgamation pursuant hereto in accordance with the ABCA;

(b)

all requisite regulatory approvals (including, without limitation, approvals of the TSXV, the Alberta Securities Commission and the British Columbia Securities Commission), as applicable shall have been obtained on terms satisfactory to AVVA and Carmanah, acting reasonably;

(c)

there shall not exist any prohibition at law against Carmanah or AVVA consummating the proposed Amalgamation;

(d)

the Articles of Amalgamation shall have been executed, as required, by Newco and AVVA and filed with the Registrar under the ABCA in a diligent manner as soon as possible following the Closing Date; and

(e)

the Effective Date shall be no later than October 1, 2003.

The foregoing conditions are for the mutual benefit of Carmanah and AVVA and may be waived, in whole or in part, by Carmanah and AVVA at any time.  If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Carmanah and AVVA may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other party.

ARTICLE 7
AVVA'S REPRESENTATIONS AND WARRANTIES

7.1

AVVA represents and warrants to Carmanah and Newco as follows:

(a)

AVVA has been duly incorporated and organized, and is validly existing as a corporation, under the ABCA and has full corporate power and authority to own its assets and conduct its business as now owned and conducted;

(b)

the authorized share capital of AVVA consists of an unlimited number of: common shares without nominal or par value and an unlimited number of preferred shares without nominal or par value.  A total of 24,649,314 common shares (and no more) are validly issued and outstanding as fully paid and non-assessable shares in the capital of AVVA;

(c)

no person has any agreement or options or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option or right or privilege, for the purchase, subscription, allotment or issuance of any of the unissued shares in the capital of AVVA or for the issue of any other securities of any nature or kind of AVVA except for:

(i)

AVVA Options granted to acquire 2,462,500 AVVA Shares at exercise prices ranging from $0.10 per share to $0.12 per share, and with expiry dates ranging from November 2005 to June 2008; and

(ii)

934,643 AVVA Warrants entitling the holder(s) thereof to acquire up to 934,643 AVVA Shares at an exercise price of $0.25 per share.  Of the outstanding AVVA Warrants, 165,143 expire on November 28, 2003, 384,615 expire on February 8, 2004, and the remaining 384,615 expire on April 12, 2004;

(d)

to the knowledge of AVVA, none of the outstanding AVVA Shares are subject to escrow restrictions, pooling arrangements or voting trusts, whether voluntary or otherwise;

(e)

AVVA is a "reporting issuer" within the meaning of the Securities Act (Alberta) and the Securities Act (British Columbia) and neither the Alberta Securities Commission, the British Columbia Securities Commission nor the TSXV has issued any order preventing the proposed transaction or the trading in the securities of AVVA;

(f)

there are no claims, actions, suits, judgements, litigation or proceedings pending against or affecting AVVA which will or may have a material adverse affect upon AVVA after giving effect to the Amalgamation, or which may prevent the completion of the Amalgamation, and AVVA is not aware of any existing ground on which any such claim, action, suit, judgement, litigation or proceeding might be commenced with any reasonable likelihood of success;

(g)

AVVA has the corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby and the execution and delivery of this letter of intent and the completion of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of AVVA;

(h)

other than the approval of the TSXV, the directors of AVVA and the shareholders of AVVA, no permit, authorization or consent of any party is necessary for the consummation by AVVA of the Amalgamation, and the execution and delivery of this agreement and the consummation by AVVA of the Amalgamation will not result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under any indenture, agreement or other instrument to which AVVA is a party or by which it is bound;

(i)

the information and statements set forth in the Public Record as at the date hereof, as relates to AVVA, is true, correct, and does not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to AVVA which is not disclosed in the Public Record, and AVVA has not filed any confidential material change reports which continue to be confidential;

(j)

other than payments made to employees in the ordinary course or pursuant to new employment arrangements negotiated in conjunction with the Amalgamation, no person or corporation is entitled to a finder's fee or other form of compensation from AVVA with respect to the Amalgamation; and

(k)

AVVA will have positive working capital position, being greater than zero and not less than that represented by the financial statements of AVVA for the three month period ended March 31, 2003;

(l)

the AVVA Financial Statements were prepared in accordance with generally accepted accounting principles in Canada consistently applied and fairly represent the financial condition of AVVA for the periods indicated;

(m)

the issued and outstanding AVVA Shares are listed and posted for trading on the TSXV;

(n)

the minute book of AVVA is complete and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof, except as has been expressly discussed with Carmanah or its counsel;

(o)

all information in respect of AVVA in the AVVA Information Circular as at the respective dates such information is given, does not and will not contain an untrue statement of a material fact and does not and will not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the circumstances in which it was made;

(p)

the issued and outstanding AVVA Shares are listed and posted for trading on the TSXV;

(q)

there are reasonable grounds for believing that AVVA is, and immediately prior to the Effective Date will be, able to pay its liabilities as they become due; and

(r)

there are reasonable grounds for believing that no creditor of AVVA will be prejudiced by the Amalgamation.

ARTICLE 8
CARMANAH'S REPRESENTATIONS AND WARRANTIES

8.1

Carmanah represents and warrants to AVVA and Newco as follows:

(a)

Carmanah has been duly incorporated and organized, and is validly existing as a corporation, under the ABCA and has full corporate power and authority to own its assets and conduct its business as now owned and conducted;

(b)

the authorized share capital of Carmanah consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares without nominal or par value, of which 22,892,037 common shares (and no more) and no preferred shares are validly issued and outstanding as fully paid and non-assessable shares in the capital of Carmanah;

(c)

no person has any agreement or options or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option or right or privilege, for the purchase, subscription, allotment or issuance of any of the unissued shares in the capital of Carmanah or for the issue of any other securities of any nature or kind of Carmanah except for the following outstanding securities:

(i)

3,493,662 Carmanah Shares are reserved for issuance pursuant to the exercise of 3,493,662 stock options previously granted to directors, officers, employees and consultants of Carmanah and its subsidiaries;

(d)

Carmanah is a "reporting issuer" within the meaning of the Securities Act (Alberta) and the Securities Act (British Columbia), and neither the Alberta Securities Commission, the British Columbia Securities Commission or the TSXV has issued any order preventing the Proposed Acquisition or the trading of any securities of Carmanah;

(e)

there are no claims, actions, suits, judgements, litigation or proceedings pending against or affecting Carmanah which will or may have a material adverse affect upon Carmanah after giving effect to the Amalgamation, or which may prevent the completion of the Amalgamation, and Carmanah is not aware of any existing ground on which any such claim, action, suit, judgement, litigation or proceeding might be commenced with any reasonable likelihood of success;

(f)

Carmanah has the corporate power and authority to enter into this agreement and to carry out the transactions contemplated hereby and the execution and delivery of this agreement and the completion of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Carmanah;

(g)

other than the approval of the TSXV, and the directors of Carmanah, no permit, authorization or consent of any party is necessary for the consummation by Carmanah of the Amalgamation, and the execution and delivery of this agreement and the consummation by Carmanah of the Amalgamation will not result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under any indenture, agreement or other instrument to which Carmanah is a party or by which it is bound;

(h)

the information and statements set forth in the Public Record as at the date hereof, as relates to Carmanah is true, correct, and complete and does not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Carmanah which is not disclosed in the Public Record, and Carmanah has not filed any confidential material change reports which continue to be confidential;

(i)

the Carmanah Financial Statements were prepared in accordance with generally accepted accounting principles in Canada consistently applied and fairly present the consolidated financial condition of Carmanah for the periods indicated and the results of operations of Carmanah for such applicable period;

(j)

all information provided by Carmanah in respect of Carmanah for inclusion in the AVVA Information Circular does not and will not contain an untrue statement of a material fact and does not and will not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the circumstance in which it was made; and

(k)

the issued and outstanding Carmanah Shares are listed and posted for trading on the TSXV and prior to the Effective Time the Carmanah Shares to be issued to holders of AVVA Shares (including Carmanah Shares issuable upon exercise of Carmanah

Amalgamation Warrants and Carmanah Amalgamation Options pursuant to the Amalgamation) will be conditionally approved for listing on the TSXV.

ARTICLE 9
NEWCO REPRESENTATIONS AND WARRANTS

9.1

Newco represents to AVVA and Carmanah as follows:

(a)

Newco has not carried on any business to the date hereof and has no assets or liabilities other than pursuant to this Agreement;

(b)

all outstanding equity securities of Newco are 100% owned and controlled by Carmanah and other than pursuant to this Agreement, no person, firm or corporation has any agreement, option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or privilege to acquire any unissued securities of Newco or any interest therein;

(c)

Newco has been duly incorporated and organized, and is validly existing as a corporation, under the ABCA;

(d)

Newco has no Subsidiaries;

(e)

Newco is duly qualified to carry on business, and is in good standing in Alberta, which is the only jurisdiction where the nature of its activities makes such qualification necessary; and

(f)

Newco has the corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby and the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly and validly authorized by all necessary corporate action on the part of Newco.

ARTICLE 10
COVENANTS

10.1

AVVA hereby agrees from the date hereof until the Termination Date (as hereinafter defined):

(a)

not to initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Amalgamation, and without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal or "takeover bid," exempt or otherwise, within the meaning of the Securities Act (Alberta) or the Securities Act (British Columbia), for securities of AVVA, nor to undertake any transaction or negotiate any transaction which would be or potentially could be in conflict with the Amalgamation and not to take actions of any kind which may reduce the likelihood of success of the Amalgamation, except as required by statutory obligations;

(b)

to use its reasonable commercial efforts to cause all AVVA shareholders to vote in favour of the Amalgamation and to not take any action contrary to or in opposition to the Amalgamation;

(c)

not to issue any debt or equity or other securities, except with the written consent of Carmanah;

(d)

not to borrow money or incur any indebtedness for money borrowed, except in the ordinary course of business pursuant to lines of credit existing as at the date of the Letter of Intent or as agreed to by Carmanah in writing;

(e)

not to make loans, advances, or other payments, excluding routine advances to employees of the AVVA for expenses incurred in the ordinary course or as is agreed to by Carmanah in writing;

(f)

not to make any capital expenditures in an amount exceeding $10,000 in the aggregate or $5,000 on an individual expenditure basis, except as agreed to by Carmanah in writing;

(g)

not to declare or pay any dividends or distribute any of AVVA's properties or assets to shareholders;

(h)

not to alter or amend AVVA's articles or by-laws in any manner which may adversely affect the success of the Offer, except as agreed to by Carmanah in writing or as required to give effect to the matters contemplated herein;

(i)

not to enter into any transaction or material contract not in the ordinary course of business and not to engage in any business enterprise or activity different from that carried on as of the date hereof, unless written approval of Carmanah is obtained; and

(j)

to cooperate fully with Carmanah and to use all reasonable commercial efforts to assist Carmanah in its efforts to acquire all of the AVVA Shares, unless such cooperation and efforts would subject AVVA to liability or would be in breach of applicable statutory and regulatory requirements.

10.2

In the event that AVVA: (1) has not breached the terms of the standstill agreement set forth in section 10.1 above; (2) obtains a bona fide and non-solicited offer from a third party to acquire the assets or shares of AVVA which it wishes to pursue; and (3) it receives the consent of Carmanah to terminate this Agreement or the Letter of Intent in accordance with this provision, then AVVA shall forward a $50,000 (Cdn) payment to Carmanah on termination, which payment constitutes compensation to Carmanah for the non-performance of its obligations under Letter of Intent and this Agreement.

10.3

Carmanah agrees from the date hereof until the Termination Date (as hereinafter defined) not to initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Offer, and without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal or "takeover bid," exempt or otherwise, within the meaning of the Securities Act (Alberta) or the Securities Act (British Columbia), for securities of AVVA, nor to undertake any transaction or negotiate any transaction which would be or potentially could be in conflict with the Proposed Acquisition and not to take actions of any kind which may reduce the likelihood of success of the Proposed Acquisition, except as required by statutory obligations.

10.4

Newco agrees to take all steps necessary on its behalf to implement the terms hereof and the transactions contemplated hereby.

ARTICLE 11
CONFIDENTIALITY

11.1

No disclosure or announcement, public or otherwise, in respect of this Agreement or the transactions contemplated herein or therein will be made by any party without the prior agreement of the other party as to timing, content and method, hereto, provided that the obligations herein will not prevent any party from making, after consultation with the other party, such disclosure as its counsel advises is required by applicable law or the rules and policies of the TSXV.

11.2

Unless and until the transactions contemplated in this Agreement have been completed, except with the prior written consent of the other party, each of the parties hereto and its respective employees, officers, directors, shareholders, agents, advisors and other representatives will hold all information received from the other party in strictest confidence, except such information and documents available to the public or as are required to be disclosed by applicable law or regulatory authorities.

11.3

All such information in written form and documents will be returned to the party originally delivering them in the event that the transactions provided for in this Agreement are not consummated.

ARTICLE 12
ACCESS TO INFORMATION

12.1

Beginning with the execution of the Letter of Intent until the completion of the transactions contemplated by this Agreement or the Termination Date, each party will allow the other and its respective authorized representatives, including legal counsel and consultants, access to all information, books or records relevant for the purpose of the transactions contemplated herein.  Each party hereto agrees that all information and documents so obtained will be kept confidential and the contents thereof will not be disclosed to any person without the prior written consent of the disclosing party.

ARTICLE 13
CONDUCT OF BUSINESS

13.1

Beginning with the execution of the Letter of Intent until the completion of the transactions contemplated by this Agreement or the Termination Date, Carmanah and AVVA will each operate its business in a prudent and business-like manner in the ordinary course and in a manner consistent with past practice.

ARTICLE 14
EXPENSES AND COMMISSION

14.1

Each of Carmanah and AVVA shall be responsible for their own costs and charges incurred with respect to the transactions contemplated herein including, without limitation, all costs and charges incurred prior to the date of the Letter of Intent and all legal and accounting fees and disbursements relating to preparing this Agreement, the lock-up agreements or otherwise relating to the transactions contemplated herein.  Notwithstanding the foregoing, Carmanah shall approve all expenses and invoices of AVVA related to the Amalgamation and all matters related thereto prior to payment, such approval not to be unreasonably withheld.

ARTICLE 15
TERMINATION

15.1

This Agreement may be terminated on the Termination Date.  For the purposes of this Article and Article 10, "Termination Date" shall be the date on which the earliest of the following event occurs:

(a)

written agreement of the parties to terminate this Agreement and the Amalgamation transaction;

(b)

the board of directors of Carmanah not approving this Agreement prior to the date of mailing of the AVVA Information Circular;

(c)

any applicable regulatory authority having notified in writing either Carmanah or AVVA that will not permit the Amalgamation to proceed; and

(d)

shareholders of AVVA not approving the Amalgamation at a duly constituted meeting of the AVVA shareholders.

15.2

Notwithstanding any other rights contained herein, AVVA or Carmanah may terminate this Agreement upon notice to the other in the event the Amalgamation has not become effective on or before October 1, 2003.

ARTICLE 16
AMENDMENT

16.1

This Agreement may, at any time and from time to time before or after the holding of the AVVA Meeting be amended by written agreement of the parties hereto without further notice to or authorization on the part of its respective shareholders, and any such amendment may, without limitation:

(a)

change the time for performance of any of the obligations or acts of the parties hereto;

(b)

waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto; and

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties hereto;

provided that, notwithstanding the foregoing, the number of Carmanah Shares to which the holders of AVVA Shares shall have the right to receive on the Amalgamation may not be reduced without the approval of the shareholders of AVVA given in the same manner as required for the approval of the Amalgamation.

16.2

This Agreement may only be amended by a written instruction signed by the parties hereto.

ARTICLE 17
DISCLOSURE

17.1

Without the prior written consent of the other parties hereto, no party hereto may disclose to any person either the fact that discussions or negotiations are taking place concerning the proposed transaction or any of the terms, conditions or other facts with respect to the proposed transaction, including the status thereof, except where the receiving party or its affiliates are required to do so by law, including but not limited to the requirements of securities and other regulatory agencies.

ARTICLE 18
NOTICES

18.1

All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made, if in writing and if served by personal delivery upon the party for whom it is intended or delivered, by registered or certified mail, return receipt requested, or if sent by telecopier, upon receipt of oral confirmation that such transmission has been received, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

if to AVVA:

AVVA Technologies Inc.

#5, 6025 - 12th Street S.E.

Calgary, Alberta

T2H 2K1

Attention:

Thomas Charlton, President

Facsimile:

(403) 252-5580

with a copy to:

McLeod & Company

3rd Floor, 14505 Banister Road S.E.

Calgary, Alberta,  T2X 3J3

Attention:

W.M. (Bill) Walker

Facsimile:

(403) 271-1769

if to Carmanah or Newco:

Carmanah Technologies Corporation

Building 4, 203 Harbour Road

Victoria, B.C. V9A 3S2

Attention:

Chuck Francis, Chief Operating Officer

Facsimile:

(250) 380-0062

with a copy to:

Borden Ladner Gervais LLP

Suite 1000, 400 - 3rd Avenue S.W.

Calgary, Alberta, T2P 4H2

Attention:

C. Tamiko Ohta

Facsimile:

(403) 266-1395

ARTICLE 19
TIME

19.1

Time shall be of the essence in this Agreement.

ARTICLE 20
ENTIRE AGREEMENT

20.1

This Agreement constitutes the entire agreement between the parties hereto and cancels and supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof, except such binding and continuing matters explicitly referred to in the Letter of Intent.

ARTICLE 21
FURTHER ASSURANCES

21.1

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, take all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

ARTICLE 22
GOVERNING LAW

22.1

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and applicable laws of Canada but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

22.2

Each party hereto irrevocably attorns to the jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

ARTICLE 23
INDEMNITY

23.1

Each of Carmanah, AVVA and Newco (the "first party") hereby agrees to indemnify and save harmless each of the other parties and the directors and officers of the other parties from and against any and all claims, suits, actions, causes of action, liabilities, damages, costs, charges and expenses of every nature and kind whatsoever for which the other parties and the directors or officers of the other parties may become liable by virtue of information with respect to the first party and its businesses and properties contained in the AVVA Information Circular containing a misrepresentation provided that such information is included in the AVVA Information Circular in the form approved by the supplying party and this indemnity shall survive the filing of the Articles of Amalgamation and the termination of this Agreement.

ARTICLE 24
EXECUTION IN COUNTERPARTS

24.1

This Agreement may be executed in counterparts and by facsimile, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument.

ARTICLE 25
WAIVER

25.1

No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

ARTICLE 26
ENUREMENT AND ASSIGNMENT

26.1

This Agreement shall enure to the benefit of and be binding upon the parties hereto and its respective successors and assigns.  This Agreement may not be assigned by any party hereto without the prior consent of the other parties hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

AVVA TECHNOLOGIES INC. Per: "Thomas Charlton" Thomas Charlton President and Director Per: "Mark Komonoski" Mark Komonoski CEO and Director
CARMANAH TECHNOLOGIES CORPORATION Per: "Art Aylesworth" Art Aylesworth President and Director Per: "Praveen Varshney" Praveen Varshney Director
1057614 ALBERTA LTD. Per: "Art Aylesworth" Art Aylesworth President

SCHEDULE "A"

TO THE AMALGAMATION AGREEMENT MADE AS OF
THE 27th DAY OF AUGUST, 2003,
BETWEEN CARMANAH TECHNOLOGIES CORPORATION,
AVVA TECHNOLOGIES INC. AND 1057614 ALBERTA LTD.

Articles of Amalgamation of the Amalgamated Corporation

SCHEDULE "A"

TO THE ARTICLES OF INCORPORATION OF NEWCO

The shares which the Corporation is authorized to issue are:

(a)

an unlimited number of common shares without nominal or par value with the following rights, privileges, restrictions and conditions:

(i)

to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

(ii)

subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to share equally, in the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation; and

(iii)

subject to the rights of the preferred shares, the common shares shall be entitled to receive dividends if, as and when declared by the Directors of the Corporation; and

(b)

an unlimited number of preferred shares without nominal or par value which, as a class, have attached thereto the following:

(i)

the preferred shares may from time to time be issued in one or more series and subject to the following provisions, and subject to the sending of articles of amendment in prescribed form, and the issuance of a certificate of amendment in respect thereof, the directors may fix from time to time before such issue the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preferred shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions;

(ii)

the preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the preferred shares of every other series and be entitled to preference over the common shares and over any other shares of the Corporation ranking junior to the preferred shares. The preferred shares of any series may also be given such other preferences, not inconsistent with these articles, over the common shares and any other shares of the Corporation ranking junior to such preferred shares as may be fixed in accordance with clause (b)(i);

(iii)

if any cumulative dividends or amounts payable on the return of capital in respect of a series of preferred shares are not paid in full, all series of preferred shares shall participate rateably in respect of accumulated dividends and return of capital; and

(iv)

unless the directors otherwise determine in the articles of amendment designating a series, the holder of each share of a series of preferred shares shall not, except as otherwise specifically provided in The Business Corporations Act (Alberta), be entitled to receive notice of or vote at any meeting of shareholders.

SCHEDULE "B"

TO THE ARTICLES OF INCORPORATION OF NEWCO

1.

No shares of the Corporation shall be transferred without the written approval of the board of directors of the Corporation.

2.

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed ⅓ of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

AMENDMENT TO THE AMALGAMATION AGREEMENT

THIS AMENDMENT dated the 29th day of September, 2003.

AMONG:

CARMANAH TECHNOLOGIES CORPORATION, a body corporate incorporated under the laws of the Province of Alberta with its head office in the City of Vancouver, in the Province of British Columbia (hereinafter called "Carmanah")

AND:

AVVA TECHNOLOGIES INC., a body corporate incorporated under the laws of the Province of Alberta with its head office in the City of Calgary, in the Province of Alberta (hereinafter called "AVVA")

AND:

1057614 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta with its head office in the City of Vancouver, in the Province of British Columbia (hereinafter called "Newco")

WHEREAS:

(a)

the parties hereto entered into an amalgamation agreement dated August 27, 2003 (the "Amalgamation Agreement") regarding the amalgamation of Newco and AVVA; and

(b)

the parties have agreed to amend various sections of the Amalgamation Agreement to (i) give effect to various changes in outstanding securities; and (ii) more directly reflect the requirements of the Business Corporations Act (Alberta) (the "ABCA"); and

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.

INTERPRETATION

1.1

Definitions

Capitalized terms used in this Amendment and not otherwise defined shall have the respective meanings ascribed to them in the Amalgamation Agreement.

2.

AMENDMENT

2.1

The parties hereto declare, confirm, consent and agree that the Amalgamation Agreement shall be and is hereby amended as follows:

(a)

Section 3.6 of the Amalgamation Agreement is deleted in its entirety and replaced with the following:

"3.6

First Directors.   The first directors of the Amalgamated Corporation shall be David Green, Art Aylesworth and Chuck Francis.  The residential address of each of the first directors is as follows:

Name of Director	Residential Address
David Green	1312 Victoria Avenue Vancouver, British Columbia V8S 4P5
Art Aylesworth	4730 Spring Road Victoria, British Columbia V9E 2B5
Chuck Francis	402 Sparton Road Victoria B.C. V9E 2H4

The first directors shall hold office until the first annual or general meeting of the shareholders of the Amalgamated Corporation (or a resolution in lieu thereof) or until their successors are duly appointed or elected. The subsequent director(s) shall be elected each year thereafter as provided for in the ABCA and the by-laws of the Amalgamated Corporation. The management and operation of the business and affairs of the Amalgamated Corporation shall be under the control of the director(s) thereof as constituted from time to time."

(b)

Section 3.10 of the Amalgamation Agreement is deleted in its entirety and replaced with the following:

"3.10

Articles of Amalgamation and By-laws.   The Articles of Amalgamation of the Amalgamated Corporation shall be substantially in the form attached hereto as Schedule A. The By-laws of the Amalgamated Corporation shall be the By-laws of AVVA Technologies Inc."

(c)

The second sentence of section 7.1(b) of the Amalgamation Agreement is deleted in its entirety and replaced with the following:

"A total of 24,443,814 common shares (and no more) are validly issued and outstanding as fully paid and non-assessable shares in the capital of AVVA;"

(d)

Section 8.1(b) is deleted in its entirety and replaced with the following:

"the authorized share capital of Carmanah consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares without nominal or par value, of which 22,942,037 common shares (and no more) and no preferred shares are validly issued and outstanding as fully paid and non-assessable shares in the capital of Carmanah;"

(e)

Section 8.1(c)(i) is deleted in its entirety and replaced with the following:

"(i)

3,488,662 Carmanah Shares are reserved for issuance pursuant to the exercise of 3,488,662 stock options previously granted to directors, officers, employees and consultants of Carmanah and its subsidiaries;"

3.

GENERAL

3.1

It is declared and agreed that except as provided in this Amendment, all covenants, agreements, provisions, stipulations, conditions, powers and matters and things whatsoever contained in the Amalgamation Agreement shall continue in all respects in full force and effect.

3.2

This Amendment shall enure to the benefit of and be binding upon the successors and assigns of the parties hereto.

3.3

This Amendment shall be executed in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same

2

agreement notwithstanding the foregoing, the date of execution shall be deemed to be so executed from the dated hereof.

IN WITNESS WHEREOF the parties hereto have executed this Amendment as of the date first above written.

CARMANAH TECHNOLOGIES

AVVA TECHNOLOGIES INC.

CORPORATION

"Art Aylesworth"

"Thomas Charlton"

Per:

Per:

Art Aylesworth

Thomas Charlton

President

President

1057614 ALBERTA LTD.

"Art Aylesworth"

Per:

Art Aylesworth

President

3

APR-14-2005 THU 09:34

Exhibit 4.7

COLLIERS INTERNATIONAL

1175 Douglas Street, Suite 1110
Victoria, BC
Canada V8W 2E1
Telephone: (250) 388-6454
Facsimile: (250) 382-3564
www.colliers.com

April 14, 2005

VIA FAX 380-0062

Carmanah Technologies Inc.
3 – 203 Harbour Road
Victoria, BC V9A 3S2

ATTENTION: Irene Schamhart, VP, Finance and Administration

Dear David:

RE: #6 - 203 Harbour Road, Victoria, BC

We refer to the Amendment of Lease dated December 1, 2004, which added portions of Building #6 to your main lease. We now understand the northern 1,178 sq. ft. of Building #6 was recently turned over to you and you are now occupying it.

Therefore, as per the Amendment of Lease, your rent will increase from $12,873.50 per month to $13,629.38 per month, effective May 1, 2005.

Yours truly,

Robert D. Law, R. I. (B.C.)
e-mail: robert.law@colliers.com

Enclosure

10 4075
016 6800-10 13,629.38

Colliers Macaulay Nicolls Inc.
An independent Member of Colliers International
Commercial Real Estate Offices throughout the Americas, Europe, Middle East, Asia Pacific, and Africa

04/14/05

THIS LEASE made as of the 1st day of September, 1994

UNDER THE <u>LAND TRANSFER FORM ACT</u>

BETWEEN:

THE CORPORATION OF THE CITY OF VICTORIA
1 Centennial Square, Victoria,
British Columbia, V8W 1P6

(the Landlord)

AND:

CARMANAH HOLDINGS LTD. Incorporation No. 0365603
1312 Victoria Avenue
Victoria, British Columbia, V8S 4P5

(the Tenant)

WITNESSES that in consideration of the rents reserved and the covenants and agreements set forth below, the Landlord and the Tenant agree as follows:

GRANT OF LEASE

1.00 The Landlord leases to the Tenant that parcel of land and improvements legally described as:

> That part of Lot 9, District Lot 119, Victoria District, Plan VIP53097 shown outlined in red on Schedule A to this Agreement and access, in common with other Tenants of 203 Harbour Road, to tidewater via the wharf on the site.

(the Premises)

consisting of Areas A, B, C & D being 3,546 square feet of floor space and known as #4 - 203 Harbour Road, Victoria, British Columbia.

2

TERM

2.00 The term of this lease is Three (3) years, commencing on the 1st day of September 1994.

RENT

3.00 (a) Subject to 13.00 herein, the annual rental shall be:

$12,780 for the first year of the term, payable in advance at $1,065.00 each, on the 1st day of the month commencing on the 1st day of September, 1994, plus

$15,000 for the second year of the term, payable in advance,at $1,250.00 each, on the 1st day of the month commencing on the 1st day of September, 1995, plus

$18,600 for the third year of the term, payable in advance, at $1,550.00 each, on the 1st day of the month commencing on the 1st day of September, 1996.

(b) Rent includes property taxes, management, structural and roof repair, common area ground maintenance, water, mechanical system replacement as required and capital item building maintenance and repair.

COVENANTS OF THE TENANT

4.00 The Tenant covenants with the Landlord:

(a) to pay the rent when due at the address of the Landlord;

(b) to pay any applicable business licence fees and any improvement taxes levied or imposed;

(c) if the Tenant fails to pay any taxes or rates, the Landlord may pay and discharge the amounts and the

3

amounts will be added to the rent and are due and payable to the Landlord immediately;

(d) to keep the Premises and any improvements in a safe, clean and sanitary condition satisfactory to the Landlord and, on written notice from the Landlord, to make safe, clean and sanitary any portion of the Premises or any improvement that in the opinion of the Landlord contravenes the provisions of this covenant;

(e) not to commit or allow any wilful or voluntary waste, spoil or destruction on the Premises or do or allow anything that may be or become a nuisance or annoyance to the owners or occupiers of adjoining lands;

(f) to indemnify the Landlord against all loss, damage, costs and liabilities, including fees of solicitors and other professional advisors arising out of:

(i) any breach, violation or non-performance of any provision of this Lease by the Tenant;

(ii) any personal injury, death or property damage occurring on the Premises or happening by virtue of the Tenant's occupation of the Premises;

and the Landlord may add the amount of any loss, damage, costs and liabilities to the rent and the amount added shall be payable to the Landlord immediately;

(g) to pay any increase in normal building insurance premiums if the increase results from the use to which the Premises are put by the Tenant;

4

(h) to give the Landlord prompt written notice of any defect, accident or other damage to the Premises, the repair of which is not, in the Tenant's opinion, the responsibility of the Tenant;

(i) to abide by any rules and regulations imposed by the Landlord pertaining to the use of common areas, parking, garbage collection, furniture moving, use of elevators and like matters for the benefit of all persons entitled to use the building in which the Premises are located;

(j) to reimburse the Landlord for any costs incurred by the Landlord (including legal costs on a solicitor and client basis) in making good any damage caused to the premises as a result of the negligence or wilful act of the Tenant, its invitees, licensees, agents or servants in or about the Premises;

(k) to be responsible for the replacement of all broken plate glass in the Premises, including plate glass windows, doors and partitions except breakage resulting from a deficiency in construction;

(l) not to remove any goods, chattels and fixtures brought into the Premises except in the normal course of business until all rent due or to become due during the term is fully paid and satisfied;

(m) to use the Premises only for the purpose of a workshop and related office area for environmental consulting and related product production.

The Tenant hereby acknowledges that 203 Harbour Road is the home of the Pacific Marine Technology Centre (the

5

"Centre"), operated by the Pacific Marine Technology Centre Society (the "Society") and as a tenant of the Centre, the Tenant agrees to apply for membership in the Pacific Marine Technology Centre Society, and maintain such membership throughout the term of this lease and any renewal thereof. In the event the Tenant is denied membership on the Society or drops its membership during the term of this lease or any renewal thereof, then as long as the Society is operating the Centre at 203 Harbour Road, Victoria, B.C., the Tenant will operate its business in such a way as to be complimentary to "ocean science and engineering activities".

(n) not to erect or paint any signs without the prior written consent of the Landlord because the Landlord desires a uniform pattern for identification signs for Tenants;

(o) not to make any alterations or additions to the Premises or do anything which might affect the proper operation of the Landlord's fixtures without the prior written consent of the Landlord;

(p) not to install any window drapes, blinds, awnings and the like, nor floor coverings other than loose carpeting, without the prior written consent of the Landlord;

(q) to keep the Premises in a clean, wholesome and sanitary condition, free and clear of all waste, paper and other debris at its sole cost and expense, and to remove all refuse from the land;

(r) to maintain and keep clean at its own expense all light fixtures in the Premises;

6

(s) to pay all telephone and other utility charges for the Premises other than for utilities supplied by the Landlord. If the Landlord installs a meter to measure consumption of electricity in the Premises, the Tenant will pay for the electricity consumed in the Premises as measured by the meter.

(t) on the expiration or earlier termination of the term to peaceably quit and deliver the Premises to the Landlord in a safe, clean and sanitary condition; and all interest of the Tenant in the Premises shall cease and vest in the Landlord;

(u) the Landlord has made no warranties as to the condition of the Premises or the condition of the lands, environmentally or otherwise and the Tenant takes occupancy of the same "as is" and shall be responsible for all repairs, including structural, upkeep and maintenance required to bring the interior of the Premises up to any applicable standards;

(v) to observe and comply with all laws, bylaws, orders and regulations of any competent governmental authority in any way affecting the land and its improvements or their use and occupation; if the Tenant contests the validity or applicability of any laws, bylaws, order or regulations, it shall indemnify the Landlord from all loss, damage, cost and expense, which shall be additional rent, suffered by the Tenant by reason of the Tenant contesting their validity and shall furnish the Landlord with any security required by the Landlord;

(w) the Tenant covenants and agrees with the Landlord that this Lease shall yield to the Landlord the rent and any

7

additional amounts for which the Tenant is liable under this Lease free and clear of any charges, assessments, or deductions.

ASSIGNMENT

5.00 (a) The Tenant may not assign, sublet or transfer this Lease without the prior written consent of the Landlord, provided that any sublessee or assignee's use shall be complimentary to the objectives of the Pacific Marine Technology Centre (PMTC), if the P.M.T.C. is represented by Tenants on the site at the time of subleasing or assignment.

(b) The parties acknowledge that during the first two years of the term the rent for Areas A, B, C and D has been reduced to reflect that fact the Tenant does not require the entire 3,546 square feet, but expects to expand its business during the first two years of the term to utilize the 3,546 square feet. However, in the event the Tenant assigns this lease, with the consent of the Landlord, the parties hereby agree that upon commencement of the assignment:

(i) The rent for Areas A, B, C & D will increase to not less than $1,550.00 per month, and

(ii) At the Landlord's option, Area E will be added to the premises, unless the Tenant has previously done so, at not less than $950.00 additional rent.

(c) In the event the Tenant subleases all or part of the Premises and the total rent scheduled to be received from the sublease(s) exceeds the rent hereby reserved (before reimbursement as set out in 16.04 hereafter), then the Tenant hereby agrees to pay to the Landlord, as additional rent, 50% of the scheduled sub-

8

lease rental each month such sub-lease rental exceeds the rent hereby reserved.

COVENANTS OF THE LANDLORD

6.00 The Landlord covenants with the Tenant for quiet enjoyment.

GENERAL PROVISIONS

7.00 During the term, if the Premises or any part are damaged by fire or other causes, the rent reserved or a proportionate part according to the nature and extent of the damage is suspended and abated until the Premises shall have been rebuilt or made fit.

7.01 If, in the opinion of the Landlord, the Premises cannot be rebuilt or made fit for the purposes of the Tenant within 90 days of the damage, the Landlord may terminate this Lease by giving the Tenant notice of termination within 30 days of the damage.

7.02 Title to the ownership of all buildings, structures and other improvements now existing are owned by and vested in the Landlord and all buildings, structures and other improvements constructed on the Premises shall be vested in the Landlord, and the Tenant may neither remove nor permit the removal of them from the land except as expressly permitted or required by this Lease.

DEFAULT

8.00 If:

(a) the Tenant defaults in the payment of any instalment of rent or the payment of any other sum payable and the

9

default continues for 5 days after the Landlord has given written notice to the Tenant; or

(b) the Tenant fails to perform or observe any of the provisions contained in this Lease (other than the payment of rent or other sums of money) and the failure continues for or is not remedied within 15 days after the Landlord has given written notice to the Tenant of the nature of the failure; or

(c) the Term granted shall be taken in execution or attachment by any person or the Tenant commits an act of bankruptcy, becomes insolvent or is petitioned into bankruptcy or voluntarily enters into an arrangement with its creditors; or

(d) the Landlord discovers that the Tenant either in its application for this Lease or otherwise has in the opinion of the Landlord misrepresented or withheld any fact material to the application; or

(e) in the opinion of the Landlord the Tenant fails to make reasonable and diligent use of the Premises for the purposes permitted and the failure continues for a period of 90 days after the Landlord gives written notice of the failure to the Tenant;

the Landlord may enter upon the Premises or any part in the name of the whole and this Lease at the option of the Landlord and with or without entry shall terminate, and all the rights of the Tenant with respect to the Premises and any improvements on it shall be absolutely forfeited and shall lapse.

10

8.01 If the condition complained of (other than the payment of rent or other sums of money) reasonably requires more time to cure than 15 days, the Tenant shall be deemed to have complied with the remedying if the Tenant commences remedying or curing the condition within the 30 day period and diligently completes the action.

8.02 If the Landlord terminates this Lease because of the Tenant's default, then the termination does not affect the Landlord's right to distrain for any monies payable under this Lease which are in arrears, whether the termination occurs before or after distress, and the Landlord's right to collect the residue by distress or otherwise remains.

MORTGAGE OF LEASE

9.00 So long as it is not in default, the Tenant may remove its trade or other fixtures, equipment or personal property installed in or attached to the Premises.

9.01 After any removal, the Tenant shall restore the Premises to the same condition as they were before the fixtures were installed or the alterations or improvements made.

9.02 If the fixtures, equipment or personal property are not removed before the end of the term, at the request of the Landlord the Tenant shall remove them and restore the Premises, failing which the Landlord may do so at the Tenant's expense, or at the Landlord's option, all fixtures, alterations, equipment, improvements or property left on the Premises shall become the property of the Landlord, without compensation to the Tenant.

9.03 The Landlord is not responsible for any loss, damage or expense resulting from any overflow or leakage of water or from any accident or misadventure due to or arising from the use or

11

operation of machinery, elevators, heating apparatus, wiring, appliances or any other fixtures or equipment on the Premises.

9.04 The Landlord is not liable for any indirect or consequential loss or damage or personal discomfort or illness by reason of the nonperformance or partial performance of any of the Landlord's covenants including the heating of the Premises or the operation of any equipment in the building.

9.05 The Tenant acknowledges that any property of the Tenant or its employees, agents, invitees or others claiming from or under the Tenant, kept or stored upon the Premises, is at the sole risk of the Tenant and the Tenant expressly releases the Landlord from any and all liability for any claims or demands arising out of damage to, loss of or theft of its property.

DISPUTES

10.00 Where a dispute arises out of or in connection with this Lease or in respect of any defined legal relationship associated with it or from it, the parties agree to try to resolve the dispute by participating in a structured negotiation conference with a mediator under the Commercial Mediation Rules of the British Columbia International Commercial Arbitration Centre or another mediator on whom the parties agree.

10.01 If the parties are unable to resolve their disagreement through mediation and neither party wishes to terminate this Lease, the matter will be referred to a single arbitrator under the provisions of the Commercial Arbitration Act.

10.02 The cost of mediation or arbitration shall be borne equally by the parties.

12

NOTICE

11.00 Any written notice to be served upon or given to either the Landlord or the Tenant pursuant to this Lease shall be sufficiently served and given if delivered or mailed, prepaid and registered to the Landlord and Tenant at the addresses in this Lease, and if the notice is mailed, the date of receipt shall be deemed to be 3 days after the date of mailing.

11.01 Either party, by notice in writing to the other, may specify another address for service of notices under this Lease.

11.02 Notwithstanding paragraph 10.00 any written notice to be served or given by the Landlord to the Tenant under this Lease shall be effectively given or served by posting it on a conspicuous place on the land.

MISCELLANEOUS

12.00 If the Tenant remains in possession after the expiration of the term or any renewal term and the Landlord accepts rent, the Tenant shall be deemed to be a monthly tenant only.

12.01 No provision of this Lease shall be considered to have been waived by the Landlord unless the waiver is expressed in writing by the Landlord.

12.02 The waiver by the Landlord of any breach by the Tenant of any provision is not to be construed as or constitute a waiver of any further or other breach of the same or any other provision.

12.03 The consent or approval of the Landlord to any act by the Tenant requiring the consent or approval of the Landlord shall not

COLLIERS
MACAULAY NICOLLS

13

be considered to waive or render unnecessary any consents or approvals to any subsequent same or similar act by the Tenant.

12.04 No remedy conferred upon or reserved to the Landlord is exclusive of any other remedy provided by law, but the remedy shall be cumulative and shall be in addition to any other remedy.

12.05 The Landlord reserves the right to grant to itself any easements or rights of way over the lands.

12.06 The terms and provisions of this Lease shall extend to, be binding upon and enure to the benefit of the parties and their successors and permitted assigns.

12.07 Time is of the essence in this Lease.

12.08 If any section of this Lease or any part of a section is found to be illegal or unenforceable, that part or section shall be severable.

RENEWAL

12.09 If the Tenant duly pays the rent and observes and performs this agreement, at the expiration of the term and at the written request of the Tenant delivered to the Landlord at least 120 days prior to the expiry of the term, the Landlord shall grant the Tenant a renewal lease for a period of three (3) years from September 1, 1997, in the same form and subject to the same conditions except as to renewal and as to the rent payable.

12.10 The rental for the renewal term shall be agreed between the parties, taking into account the condition in which the Premises was delivered to the Tenant at the commencement of the

Schedule "A"

-079

14

EXPANSION

13.00 The Premises is Areas A, B, C & D, as shown on Schedule "A". The Tenant may expand the Premises to include Area "E" by written request delivered to the Landlord not less than one clear calendar month prior to the anticipated occupancy date for Area "C". The Rent will be increased by $950.00 per month on occupancy by the Tenant of Area "E".

RIGHT OF FIRST REFUSAL

14.00 In the event the Landlord receives an acceptable Offer from an outside party to Lease Area "E", the Tenant will be notified in writing of the said Offer to Lease and will have seven days from receipt of the notice to exercise this right to lease Area "E" as set out in Clause 13.00 herein.

SPECIAL PROVISIONS

15.00 In consideration of the Tenant agreeing to improve the Premises, the Landlord hereby agrees to re-imburse the Tenant for improvements and renovations the Tenant performs on the building that are agreed to add to the general or long-term value of the building ("reimburseable expenditures").

16.01 The reimburseable expenditures are agreed to include, but are not limited to: insulation, heating extensions and improvements, window or door repairs or addition/replacements, electrical work; cladding of the interior of outside walls, finish

AMENDMENT OF LEASE

THIS AMENDMENT OF LEASE made in duplicate as at the first day of December 2004

BETWEEN: THE CORPORATION OF THE CITY OF VICTORIA
1 Centennial Square
Victoria, BC V8W 1P6

(hereinafter referred to as the "Landlord")

OF THE FIRST PART

AND: CARMANAH TECHNOLOGIES INC.
3 - 203 Harbour Road
Victoria, BC V9A 3S2

(hereinafter referred to as the "Tenant")

OF THE SECOND PART

WHEREAS:

A. By Lease dated the 1st day of September 1994, Amendment of Lease effective the 15th day of March, 1997, Renewal Lease dated the 3rd day of April, 1997, Amendment of Lease dated July 2, 1998, Amendment of Lease dated March 9, 2000, and Amendment of lease dated July 1, 2002, and Amendment of Lease dated April 1, 2003 (together called the "Original Lease") the Landlord did demise unto the Carmanah Holdings Ltd. 16,732 square feet of space, being Buildings # 3, 4 & 5 situate at 203 Harbour Road, Victoria, B.C. The parties have agreed to add partS of Building #6 to the Original Lease as of December 1, 2004 and also to add an option to renew the Original Lease, as of September 1, 2006.

B. The Landlord and Tenant have agreed to amend the Original Lease as hereinafter set forth:

1. To change the Tenant to CARMANAH TECHNOLOGIES INC., the successor to Carmanah Holding Ltd.

2. Effective on the 1st day of December, 2004, the south portion of Building # 6, as shown outlined in red on the attached Schedule "A", being approximately 3,320 sq. ft. is hereby added to the Original Lease, for new total of 20,052 sq. ft. Effective on the 1st day of the month following notice by the Landlord to the Tenant that the north portion of Building # 6, as shown outlined in red on the attached Schedule "A", being approximately 1,178 sq. ft. is available, the said 1,178 sq. ft. will be added to the Original Lease, for new total of 21,230 sq. ft.

3. The Tenant hereby agrees to take the portions of Building # 6 in their present condition and will be responsible for the cost to convert the space to it's use and will obtain all of the required building permits and approvals. The Tenant also agrees to take over the existing electrical meter serving Building #6 upon occupancy of Building #6.

4. Commencing April 1, 2005, Clause 3.00, <u>Rent</u> is amended by substituting the following:

2

(d) During the 4th year of the Renewal Term the sum of $154,137.65, payable by equal monthly installments of $10,743.17 each commencing on the first day of September, 2004 then $12,873.50 each commencing April 1, 2005 AND $13,629.38 each commencing the month the additional 1,178 sq. ft. of Building #6 is added to the Original Lease;

(e) During the 5th year of the Renewal Term, Rent payable by equal monthly installments of $12,873.50, each commencing on the first day of September, 2005, for 20,052 sq. ft. OR $13,629.38 for 21,230 sq. ft., as the case may be.

C. If the Tenant duly and regularly pays the Rent reserved by the Lease and observes and performs each and every covenant, proviso and agreement herein contained on the part of the Tenant to be observed and performed, the Landlord shall, subject to the provisions of this paragraph, at the expiration of the term and at the written request of the Tenant delivered to the Landlord not later than February 28, 2006, grant to the Tenant a renewal lease of the Premises for a period of not less than three (3) years and not more than five (5) years, to be declared by the Tenant in the Tenant's written request to renew, in the same form and subject to the same covenants, provisos and agreements contained therein, except as to renewal and as to the rent payable. The Rent for the renewal term shall be $185,220.00 per annum, payable at $15,435.00 per month, in advance, for 21,230 sq. ft.; or $176,152.00 per annum, payable at $14,681.25 per month, in advance, for 20,052 sq. ft.

Payment of rent under this renewal lease to be made subject to and with the benefit of the Tenant's and Landlord's covenants (other than the covenant for renewal) and the provisos and conditions contained in the Original Lease.

Except as specifically provided herein, the terms and conditions of the Lease are confirmed and continue in full force and effect.

The indenture shall be binding on the heirs, administrators, successors and permitted assigns, as the case may be, of the parties hereto.

IN WITNESS WHEREOF the parties hereto have hereunto set their hands and seals and where a party is a corporate entity the corporate seal of the said company has been affixed in the presence of its duly authorized officers effective the day and year first recited above.

Schedule "A"

1249.5 sq ft

3

THE CORPORATE SEAL of THE CORPORTION OF THE CITY OF VICTORIA was hereunto affixed in the presence of:)

MAYOR)

CITY CLERK)

EXECUTED BY THE TENANT in the presence of:)

(Witness Name))

1110-1175 Douglas St
(Address) Victoria BC)

CARMANAH TECHNOLOGIES INC.

Per: ____________________

Authorized signatory

MAR-15-2005 TUE 15:55 TEL:3800862 NAME:CARMANAH P. 2

AMENDMENT OF LEASE

THIS AMENDMENT OF LEASE made in duplicate as at the first day of December 2004

BETWEEN: THE CORPORATION OF THE CITY OF VICTORIA
1 Centennial Square
Victoria, BC V8W 1P6

(hereinafter referred to as the "Landlord")

OF THE FIRST PART

AND: CARMANAH TECHNOLOGIES INC.
3 - 203 Harbour Road
Victoria, BC V9A 3S2

(hereinafter referred to as the "Tenant")

OF THE SECOND PART

WHEREAS:

A. By Lease dated the 1st day of September 1994, Amendment of Lease effective the 15th day of March, 1997, Renewal Lease dated the 3rd day of April, 1997, Amendment of Lease dated July 2, 1998, Amendment of Lease dated March 9, 2000, and Amendment of lease dated July 1, 2002, and Amendment of Lease dated April 1, 2003 (together called the "Original Lease") the Landlord did demise unto the Carmanah Holdings Ltd. 16,732 square feet of space, being Buildings # 3, 4 & 5 situate at 203 Harbour Road, Victoria, B.C. The parties have agreed to add partS of Building #6 to the Original Lease as of December 1, 2004 and also to add an option to renew the Original Lease, as of September 1, 2006.

B. The Landlord and Tenant have agreed to amend the Original Lease as hereinafter set forth:

1. To change the Tenant to CARMANAH TECHNOLOGIES INC., the successor to Carmanah Holding Ltd.

2. Effective on the 1st day of December, 2004, the south portion of Building # 6, as shown outlined in red on the attached Schedule "A", being approximately 3,320 sq. ft. is hereby added to the Original Lease, for new total of 20,052 sq. ft. Effective on the 1st day of the month following notice by the Landlord to the Tenant that the north portion of Building # 6, as shown outlined in red on the attached Schedule "A", being approximately 1,178 sq. ft. is available, the said 1,178 sq. ft. will be added to the Original Lease, for new total of 21,230 sq. ft.

3. The Tenant hereby agrees to take the portions of Building # 6 in their present condition and will be responsible for the cost to convert the space to it's use and will obtain all of the required building permits and approvals. The Tenant also agrees to take over the existing electrical meter serving Building #6 upon occupancy of Building #6.

4. Commencing April 1, 2005, Clause 3.00, <u>Rent</u> is amended by substituting the following:

03/15/05 15:05 FAX 250 382 3364 COLLIERS 002

MAR-15-2005 TUE 15:56 TEL:3800062 NAME:CARMANAH P. 3

2

(d) During the 4th year of the Renewal Term the sum of $154,137.65, payable by equal monthly installments of $10,743.17 each commencing on the first day of September, 2004 then $12,873.50 each commencing April 1, 2005 AND $13,629.38 each commencing the month the additional 1,178 sq. ft. of Building #6 is added to the Original Lease;

(e) During the 5th year of the Renewal Term, Rent payable by equal monthly installments of $12,873.50, each commencing on the first day of September, 2005, for 20,052 sq. ft. OR $13,629.38 for 21,230 sq. ft., as the case may be.

C. If the Tenant duly and regularly pays the Rent reserved by the Lease and observes and performs each and every covenant, proviso and agreement herein contained on the part of the Tenant to be observed and performed, the Landlord shall, subject to the provisions of this paragraph, at the expiration of the term and at the written request of the Tenant delivered to the Landlord not later than February 28, 2006, grant to the Tenant a renewal lease of the Premises for a period of not less than three (3) years and not more than five (5) years, to be declared by the Tenant in the Tenant's written request to renew, in the same form and subject to the same covenants, provisos and agreements contained therein, except as to renewal and as to the rent payable. The Rent for the renewal term shall be $185,220.00 per annum, payable at $15,435.00 per month, in advance, for 21,230 sq. ft.; or $176,152.00 per annum, payable at $14,681.25 per month, in advance, for 20,052 sq. ft.

Payment of rent under this renewal lease to be made subject to and with the benefit of the Tenant's and Landlord's covenants (other than the covenant for renewal) and the provisos and conditions contained in the Original Lease.

Except as specifically provided herein, the terms and conditions of the Lease are confirmed and continue in full force and effect.

The indenture shall be binding on the heirs, administrators, successors and permitted assigns, as the case may be, of the parties hereto.

IN WITNESS WHEREOF the parties hereto have hereunto set their hands and seals and where a party is a corporate entity the corporate seal of the said company has been affixed in the presence of its duly authorized officers effective the day and year first recited above.

03/15/05 15:06 FAX 250 382 3564 COLLIERS 003

MAR-15-2005 TUE 15:56 TEL:3800062 NAME:CARMANAH P. 4

3

THE CORPORATE SEAL of THE CORPORTION OF THE CITY OF VICTORIA was hereunto affixed in the presence of:)

MAYOR)

CITY CLERK)

EXECUTED BY THE TENANT in the presence of:)

(Witness Name))

1110-1175 Douglas St Victoria BC

(Address))

CARMANAH TECHNOLOGIES INC.

Per: ______________________

Authorized signatory

03/15/05 15:06 FAX 250 382 3564 COLLIERS 004

MAR-15-2005 TUE 15:56 TEL:3800062 NAME:CARMANAH P. 5

Schedule "A"

"South Portion"
± 3,320 SF
"North Portion
± 1178 SF
1249.5 sq ft
332.5 sq ft
Overhead door
12' Door
up
down

Ground 4408.3 sq ft

Building 6 – 203 Harbour Road,
Victoria, BC

03/15/05 15:06 FAX 250 382 3564 COLLIERS 005

AMENDMENT OF LEASE

THIS AMENDMENT OF LEASE made in duplicate as at the first day of April 2003

BETWEEN: THE CORPORATION OF THE CITY OF VICTORIA
1 Centennial Square
Victoria, BC V8W 1P6

(hereinafter referred to as the "Landlord")

OF THE FIRST PART

AND: CARMANAH HOLDINGS LTD.
4 - 203 Harbour Road
Victoria, BC V9A 3S2

(hereinafter referred to as the "Tenant")

OF THE SECOND PART

WHEREAS:

A. By Lease dated the 1st day of September 1994, Amendment of Lease effective the 15th day of March, 1997, Renewal Lease dated the 3rd day of April, 1997, Amendment of Lease dated July 2, 1998, Amendment of Lease dated March 9, 2000, and Amendment of lease dated July 1, 2002 (together called the "Original Lease") the Landlord did demise unto the Tenant 12,263 square feet of space, being Buildings # 4 & 5 and part of Building #3, situate at 203 Harbour Road, Victoria, B.C. The Tenant has exercised it's option to add the remainder of Building #3, which is agreed to be 2,469 square feet of rentable space to the lease.

B. The Landlord and Tenant have agreed to amend the Lease as hereinafter set forth:

1. Effective on the 1st day of April, 2003, the portion of Building # 3, as shown outlined in red on the attached Schedule "A", being approximately 2,469 sq. ft. is hereby added to the Lease, for new total of 16,732 sq. ft. Effective April 1, 2003, the Premises is all of Buildings #3, #4, and #5. The Tenant hereby agrees to take the added portion of Building # 3 in it's present condition.

2. Commencing April 1, 2003, Clause 3.00, Rent is amended by substituting the following:

   (b) During the 2nd year of the Renewal Term the sum of $113,145.06, payable by equal monthly installments of $8,914.38 each commencing on the first day of September, 2002 AND $10,148.88 each commencing April 1, 2003;

2

(c) During the 3rd year of the Renewal Term the sum of $128,918.04, payable by equal monthly installments of $10,743.17 each commencing on the first day of September, 2003;

(d) During the 4th year of the Renewal Term the sum of $128,918.04, payable by equal monthly installments of $10,743.17 each commencing on the first day of September, 2004;

(e) During the 5th year of the Renewal Term the sum of $128,918.04, payable by equal monthly installments of $10,743.17 each commencing on the first day of September, 2005.

3. Except as specifically provided herein, the terms and conditions of the Lease are confirmed and continue in full force and effect.

4. The indenture shall be binding on the heirs, administrators, successors and permitted assigns, as the case may be, of the parties hereto.

IN WITNESS WHEREOF the parties hereto have hereunto set their hands and seals and where a party is a corporate entity the corporate seal of the said company has been affixed in the presence of its duly authorized officers effective the day and year first recited above.

THE CORPORATE SEAL of THE CORPORTION OF THE CITY OF VICTORIA was hereunto affixed in the presence of:)

[signature]

MAYOR)

[signature]

CITY CLERK)

EXECUTED BY THE TENANT in the presence of:)

[signature]

(Witness Name))

383 GOWARD RD

(Address) VICTORIA BC)

CARMANAH HOLDINGS LTD.

Per: [signature]

Authorized signatory

AMENDMENT OF LEASE

THIS AMENDMENT OF LEASE made in duplicate as at the first day of July, 2001

BETWEEN: THE CORPORATION OF THE CITY OF VICTORIA
1 Centennial Square
Victoria, BC V8W 1P6

(hereinafter referred to as the "Landlord")

OF THE FIRST PART

AND: CARMANAH HOLDINGS LTD.
4 - 203 Harbour Road
Victoria, BC V9A 3S2

(hereinafter referred to as the "Tenant")

OF THE SECOND PART

WHEREAS:

A. By Lease dated the 1st day of September 1994, Amendment of Lease effective the 15th day of March, 1997, Renewal Lease dated the 3rd day of April, 1997, Amendment of Lease dated July 2, 1998, and Amendment of Lease dated March 9, 2000 (together called the "Original Lease") the Landlord did demise unto the Tenant 6,122 square feet of space, being Building # 4 & 5 situate at 203 Harbour Road, Victoria, B.C. The Parties have agreed to renew the lease for Buildings #4 & 5, effective September 1, 2001 for a term of 5 years and to add Building #3 to the lease.

B. The Landlord and Tenant have agreed to amend the Lease as hereinafter set forth:

1. Effective on the 1st day of July, the portion of Building # 3, as shown outlined in red on the attached Schedule "A", being approximately 8,141 sq. ft. is hereby added to the Lease, for new total of 14,263 sq. ft. Effective July 1, 2001, the Premises is Building #4, #5 and part of #3. The Tenant hereby agrees to take the portion of Building # 3 in it's present condition, except that the Landlord will increase the electrical service to the building from 200 amperes to 400 amperes not later than August 31, 2001.

2. Commencing August 1, 2001, Clause 3.00, Rent is amended by deleting $3,315.00 per month to and inserting $8,063.92 for the month of August, 2001.

3. The Landlord and Tenant have agreed on a renewal of the Original Lease for a further term of five (5) years, commencing from September 1, 2001 to and including August 31, 2006, (the "Renewal Term") on the terms hereinafter set forth.

4. Commencing September 1, 2001, Clause 3.00, Rent is amended by deleting $8,063.92 per month to and inserting the following:

2

(a) During the 1st year of the Renewal Term the sum of $99,841.00, payable by equal monthly installments of $8,320.08 each commencing on the first day of September, 2001;

(b) During the 2nd year of the Renewal Term the sum of $106,972.50, payable by equal monthly installments of $8,914.38 each commencing on the first day of September, 2002;

(c) During the 3rd year of the Renewal Term the sum of $114,104.00, payable by equal monthly installments of $9,508.67 each commencing on the first day of September, 2003;

(d) During the 4th year of the Renewal Term the sum of $114,104.00, payable by equal monthly installments of $9,508.67 each commencing on the first day of September, 2004;

(e) During the 5th year of the Renewal Term the sum of $114,104.00, payable by equal monthly installments of $9,508.67 each commencing on the first day of September, 2005.

5. In addition the Rent set out above, the Tenant agrees to repay the Landlord sum of $8,400.00 over the Term of the Renewal Term at the rate of $170.00 per month, commencing September 1, 2001. The Tenant shall have the right to pay any or all of the outstanding balance of the $8,400.00, without notice or penalty at any time during the Renewal Term. An amortization schedule is attached hereto as Schedule "B".

6. The Landlord hereby grants the Tenant the option to lease the remainder of Building #3, which is agreed to be 2,469 square feet of rentable space (marked "Expansion Space" on Schedule "A"), upon the Tenant's written request delivered to the Landlord not less than four (4) months prior to the intended occupancy date. The rent during the Renewal Term for the Expansion Space shall be $1,234.50 per month in addition to the scheduled rent herein.

7. If the Tenant duly and regularly pays the rental reserved by the Lease and observes and performs each and every covenant, proviso and agreement herein contained on the part of the Tenant to be observed and performed and, at the written request of the Tenant delivered to the Landlord at least Four (4) months prior to the expiry of the Renewal Term, the Tenant shall be eligible for consideration for a renewal of this Lease for a period of Five (5) years from September 1, 2006 to August 31, 2011 in the same form and subject to the same covenants, provisos and agreements contained therein, except as to renewal and as to the rent payable. The rental for the renewal term shall be agreed between the parties, but in no event less than the last year of the Renewal Term and failing agreement shall be determined by arbitration. Any renewal of this lease beyond August 31, 2006 must be approved by the Mayor and Council of the City of Victoria, at their sole discretion.

3

8. Notwithstanding the provisions of Clause 5.00 (a) of the Original Lease, the Landlord hereby grants the Tenant the right to sub-lease parts of Building #3 that are included in the lease without the prior written consent of the Landlord. However, in the event of such sub-leasing, the Tenant will immediately notify the Landlord, in writing, of the name of the sub-tenant, the planned use of the sub-lease space, the amount of the sub-lease rent, and enclose a true copy of the executed sub-lease agreement. Also, the Tenant will promptly notify the Landlord, in writing, of any change in sub-tenants in the building.

9. Except as specifically provided herein, the terms and conditions of the Lease are confirmed and continue in full force and effect.

10. The indenture shall be binding on the heirs, administrators, successors and permitted assigns, as the case may be, of the parties hereto.

IN WITNESS WHEREOF the parties hereto have hereunto set their hands and seals and where a party is a corporate entity the corporate seal of the said company has been affixed in the presence of its duly authorized officers effective the day and year first recited above.

THE CORPORATE SEAL of THE CORPORTION OF THE CITY OF VICTORIA was hereunto affixed in the presence of:)

_______________________________)
MAYOR)

_______________________________)
CITY CLERK)

EXECUTED BY THE TENANT in the presence of:)

ART AYLESWORTH)
(Witness Name))

4730 SPRING RD. VICTORIA V9C 2B5)
(Address))

CARMANAH HOLDINGS LTD.

Per: _______________________________
Authorized signatory

Schedule "?"

203 HARBOUR ROAD, VICTORIA, BC

PLAN 45395
LOT A
VICTORIA HARBOUR
HARBOUR ROAD
"Expansion Space"
8,141 SF ±
PART OF
LOT 3
LOT 10
S.R.W. Area 5
E & N Railway
JOHNSON STREE
Edge of Dock

06-04-01

Schedule B

#3 - 203 Harbour Rd.

Loan Amount:	$8,400.00	Loan Date:	08-01-2001
Term of Loan:	60	Annual Interest Rate	7.920%
Amortization Method:	Normal, 360 D/Y	Interest Compounded:	Monthly

PMT	Due Date	Payment Amount	Interest	Principal	Balance
1	09-01-01	170.00	55.44	114.56	8,285.44
2	10-01-01	170.00	54.68	115.32	8,170.12
3	11-01-01	170.00	53.92	116.08	8,054.04
4	12-01-01	170.00	53.16	116.84	7,937.20
	2001 totals	680.00	217.20	462.80	
5	01-01-02	170.00	52.39	117.61	7,819.59
6	02-01-02	170.00	51.61	118.39	7,701.20
7	03-01-02	170.00	50.83	119.17	7,582.03
8	04-01-02	170.00	50.04	119.96	7,462.07
9	05-01-02	170.00	49.25	120.75	7,341.32
10	06-01-02	170.00	48.45	121.55	7,219.77
11	07-01-02	170.00	47.65	122.35	7,097.42
12	08-01-02	170.00	46.84	123.16	6,974.26
13	09-01-02	170.00	46.03	123.97	6,850.29
14	10-01-02	170.00	45.21	124.79	6,725.50
15	11-01-02	170.00	44.39	125.61	6,599.89
16	12-01-02	170.00	43.56	126.44	6,473.45
	2002 totals	2,040.00	576.25	1,463.75	
17	01-01-03	170.00	42.72	127.28	6,346.17
18	02-01-03	170.00	41.88	128.12	6,218.05
19	03-01-03	170.00	41.04	128.96	6,089.09
20	04-01-03	170.00	40.19	129.81	5,959.28
21	05-01-03	170.00	39.33	130.67	5,828.61
22	06-01-03	170.00	38.47	131.53	5,697.08
23	07-01-03	170.00	37.60	132.40	5,564.68
24	08-01-03	170.00	36.73	133.27	5,431.41
25	09-01-03	170.00	35.85	134.15	5,297.26
26	10-01-03	170.00	34.96	135.04	5,162.22
27	11-01-03	170.00	34.07	135.93	5,026.29
28	12-01-03	170.00	33.17	136.83	4,889.46
	2003 totals	2,040.00	456.01	1,583.99	
29	01-01-04	170.00	32.27	137.73	4,751.73
30	02-01-04	170.00	31.36	138.64	4,613.09
31	03-01-04	170.00	30.45	139.55	4,473.54
32	04-01-04	170.00	29.53	140.47	4,333.07
33	05-01-04	170.00	28.60	141.40	4,191.67
34	06-01-04	170.00	27.67	142.33	4,049.34
35	07-01-04	170.00	26.73	143.27	3,906.07
36	08-01-04	170.00	25.78	144.22	3,761.85
37	09-01-04	170.00	24.83	145.17	3,616.68
38	10-01-04	170.00	23.87	146.13	3,470.55
39	11-01-04	170.00	22.91	147.09	3,323.46
40	12-01-04	170.00	21.93	148.07	3,175.39
	2004 totals	2,040.00	325.93	1,714.07	
41	01-01-05	170.00	20.96	149.04	3,026.35
42	02-01-05	170.00	19.97	150.03	2,876.32
43	03-01-05	170.00	18.98	151.02	2,725.30
44	04-01-05	170.00	17.99	152.01	2,573.29
45	05-01-05	170.00	16.98	153.02	2,420.27
46	06-01-05	170.00	15.97	154.03	2,266.24
47	07-01-05	170.00	14.96	155.04	2,111.20
48	08-01-05	170.00	13.93	156.07	1,955.13

Page 1

06-04-01

- 7 -

PMT	Due Date	Payment Amount	Interest	Principal	Balance
49	09-01-05	170.00	12.90	157.10	1,798.03
50	10-01-05	170.00	11.87	158.13	1,639.90
51	11-01-05	170.00	10.82	159.18	1,480.72
52	12-01-05	170.00	9.77	160.23	1,320.49
	2005 totals	2,040.00	185.10	1,854.90	
53	01-01-06	170.00	8.72	161.28	1,159.21
54	02-01-06	170.00	7.65	162.35	996.86
55	03-01-06	170.00	6.58	163.42	833.44
56	04-01-06	170.00	5.50	164.50	668.94
57	05-01-06	170.00	4.42	165.58	503.36
58	06-01-06	170.00	3.32	166.68	336.68
59	07-01-06	170.00	2.22	167.78	168.90
60	08-01-06	170.01	1.11	168.90	0.00
	2006 totals	1,360.01	39.52	1,320.49	
Grand totals		10,200.01	1,800.01	8,400.00	

Page 2

AMENDMENT OF LEASE

THIS AMENDMENT OF LEASE made in duplicate as at the first day of July, 2001

BETWEEN: THE CORPORATION OF THE CITY OF VICTORIA
1 Centennial Square
Victoria, BC V8W 1P6

(hereinafter referred to as the "Landlord")

OF THE FIRST PART

AND: CARMANAH HOLDINGS LTD. 14263
4 - 203 Harbour Road
Victoria, BC V9A 3S2

(hereinafter referred to as the "Tenant")

OF THE SECOND PART

WHEREAS:

A. By Lease dated the 1st day of September 1994, Amendment of Lease effective the 15th day of March, 1997, Renewal Lease dated the 3rd day of April, 1997, Amendment of Lease dated July 2, 1998, and Amendment of Lease dated March 9, 2000 (together called the "Original Lease") the Landlord did demise unto the Tenant 6,122 square feet of space, being Building # 4 & 5 situate at 203 Harbour Road, Victoria, B.C. The Parties have agreed to renew the lease for Buildings #4 & 5, effective September 1, 2001 for a term of 5 years and to add Building #3 to the lease.

B. The Landlord and Tenant have agreed to amend the Lease as hereinafter set forth:

1. Effective on the 1st day of July, the portion of Building # 3, as shown outlined in red on the attached Schedule "A", being approximately 8,141 sq. ft. is hereby added to the Lease, for new total of 14,263 sq. ft. Effective July 1, 2001, the Premises is Building #4, #5 and part of #3. The Tenant hereby agrees to take the portion of Building # 3 in it's present condition, except that the Landlord will increase the electrical service to the building from 200 amperes to 400 amperes not later than August 31, 2001.

2. Commencing August 1, 2001, Clause 3.00, <u>Rent</u> is amended by deleting $3,315.00 per month to and inserting $8,063.92 for the month of August, 2001.

3. The Landlord and Tenant have agreed on a renewal of the Original Lease for a further term of five (5) years, commencing from September 1, 2001 to and including August 31, 2006, (the "Renewal Term") on the terms hereinafter set forth.

4. Commencing September 1, 2001, Clause 3.00, <u>Rent</u> is amended by deleting $8,063.92 per month to and inserting the following:

2

(a) During the 1st year of the Renewal Term the sum of $99,841.00, payable by equal monthly installments of $8,320.08 each commencing on the first day of September, 2001;

(b) During the 2nd year of the Renewal Term the sum of $106,972.50, payable by equal monthly installments of $8,914.38 each commencing on the first day of September, 2002;

(c) During the 3rd year of the Renewal Term the sum of $114,104.00, payable by equal monthly installments of $9,508.67 each commencing on the first day of September, 2003;

(d) During the 4th year of the Renewal Term the sum of $114,104.00, payable by equal monthly installments of $9,508.67 each commencing on the first day of September, 2004;

(e) During the 5th year of the Renewal Term the sum of $114,104.00, payable by equal monthly installments of $9,508.67 each commencing on the first day of September, 2005.

5. In addition the Rent set out above, the Tenant agrees to repay the Landlord sum of $8,400.00 over the Term of the Renewal Term at the rate of $170.00 per month, commencing September 1, 2001. The Tenant shall have the right to pay any or all of the outstanding balance of the $8,400.00, without notice or penalty at any time during the Renewal Term. An amortization schedule is attached hereto as Schedule "B".

6. The Landlord hereby grants the Tenant the option to lease the remainder of Building #3, which is agreed to be 2,469 square feet of rentable space (marked "Expansion Space" on Schedule "A"), upon the Tenant's written request delivered to the Landlord not less than four (4) months prior to the intended occupancy date. The rent during the Renewal Term for the Expansion Space shall be $1,234.50 per month in addition to the scheduled rent herein.

7. If the Tenant duly and regularly pays the rental reserved by the Lease and observes and performs each and every covenant, proviso and agreement herein contained on the part of the Tenant to be observed and performed and, at the written request of the Tenant delivered to the Landlord at least Four (4) months prior to the expiry of the Renewal Term, the Tenant shall be eligible for consideration for a renewal of this Lease for a period of Five (5) years from September 1, 2006 to August 31, 2011 in the same form and subject to the same covenants, provisos and agreements contained therein, except as to renewal and as to the rent payable. The rental for the renewal term shall be agreed between the parties, but in no event less than the last year of the Renewal Term and failing agreement shall be determined by arbitration. Any renewal of this lease beyond August 31, 2006 must be approved by the Mayor and Council of the City of Victoria, at their sole discretion.

-01

203 Harbour Rd.

Amount:
of Loan:
ization Method: No

Due Date	Payme
09-01-01	
10-01-01	
11-01-01	
12-01-01	
2001 totals	
01-01-02	
02-01-02	
03-01-02	
04-01-02	
05-01-02	
06-01-02	
07-01-02	
08-01-02	
09-01-02	
10-01-02	
11-01-02	
12-01-02	
2002 totals	
01-01-03	
02-01-03	
03-01-03	
04-01-03	
05-01-03	
06-01-03	
07-01-03	
08-01-03	
09-01-03	
10-01-03	
11-01-03	
12-01-03	
2003 totals	
01-01-04	
02-01-04	
03-01-04	
04-01-04	
05-01-04	
06-01-04	
07-01-04	
08-01-04	
09-01-04	
10-01-04	
11-01-04	
12-01-04	
2004 totals	
01-01-05	
02-01-05	
03-01-05	
04-01-05	
05-01-05	
06-01-05	
07-01-05	
08-01-05	

HARBOUR
ROAD

8. Notwithstanding the prov
hereby grants the Tenan
the lease without the pri
such sub-leasing, the Ter
of the sub-tenant, the pla
rent, and enclose a true
will promptly notify the La

9. Except as specifically p
confirmed and continue ir

10. The indenture shall be bi
assigns, as the case may

IN WITNESS WHEREOF the parties h
party is a corporate entity the corporate
its duly authorized officers effective the d

THE CORPORATE SEAL of THE CORPORTION OF THE CITY OF VICTORIA was hereunto affixed in the presence of:

MAYOR

CITY CLERK

EXECUTED BY THE TENANT in the presence of:

ART AYLESWORTH
(Witness Name)

4730 SPRING RD. VICTORIA V9C 2B5
(Address)

AMENDMENT OF LEASE

THIS AMENDMENT OF LEASE made in duplicate the 2 day of July, 1998

BETWEEN: THE CORPORATION OF THE CITY OF VICTORIA
1 Centennial Square
Victoria, BC V8W 1P6

(hereinafter referred to as the "Landlord")

OF THE FIRST PART

AND: CARMANAH HOLDINGS LTD.
4 - 203 Harbour Road
Victoria, BC V9A 3S2

(hereinafter referred to as the "Tenant")

OF THE SECOND PART

WHEREAS:

A. By Lease dated the 1st day of September 1994, Amendment of Lease effective the 15th day of March, 1997, and Renewal Lease dated the 3rd day of April, 1997 (together called the "Lease") the Landlord did demise unto the Tenant 5,486 square feet of space, being Building #4 situate at 203 Harbour Road, Victoria, B.C.

B. The Landlord and Tenant have agreed to amend the Lease as hereinafter set forth:

1. 2.00 TERM is hereby amended from an expiry of August 31, 2000 to **August 31, 2001.**

2. 3.00 Basic Rent Amended to include the additional year, by adding:

"(d) During the 4th year of the Renewal term the sum of $35,280.00 payable by equal monthly installments of $2,940.00 each commencing on the 1st day of September, 2000."

2

3. Except as specifically provided herein, the terms and conditions of the Lease are confirmed and continue in full force and effect.

4. The indenture shall be binding on the heirs, administrators, successors and permitted assigns, as the case may be, of the parties hereto.

IN WITNESS WHEREOF the parties hereto have hereunto set their hands and seals and where a party is a corporate entity the corporate seal of the said company has been affixed in the presence of its duly authorized officers effective the day and year first recited above.

THE CORPORATE SEAL of THE CORPORTION OF THE CITY OF VICTORIA was hereunto affixed in the presence of:)

[signature])

MAYOR)

[signature])

CITY CLERK)

EXECUTED BY THE TENANT in the presence of:)

[signature] (HEATHER RAMSAY))

(Witness Name))

7-48 HOWTREE STR VICTORIA V8V1Y5)

(Address))

CARMANAH HOLDINGS LTD.

Per: [signature]

Authorized signatory

1400

RENEWAL LEASE

THIS AGREEMENT made the 3d day of April, 1997.

BETWEEN: THE CORPORATION OF THE CITY OF VICTORIA
1 Centennial Square
Victoria, B.C.
V8W 1P6
(hereinafter called "the Landlord")

OF THE FIRST PART

AND: CARMANAH HOLDINGS LTD.
4 - 203 Harbour Road
Victoria, B.C.
V9A 3S2
(hereinafter called "the Tenant")

OF THE SECOND PART

WHEREAS:

By a lease dated the 1st day of September, 1994 and Amendment of Lease effective the 15th day of March, 1997 (herein called the Original Lease), made between the Landlord and the Tenant, the Landlord leased to the Tenant the premises known as 4 - 203 Harbour Road, Victoria, B.C., more particularly described in the Schedules to the Original Lease for the term and subject to the terms and conditions set forth in the Original Lease.

The Landlord and Tenant have agreed on a renewal of the Original Lease for a further term of three (3) years, commencing from September 1, 1997 on the terms hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES AS FOLLOWS:

The Landlord hereby leases to the Tenant for a term of three (3) years commencing September 1, 1997, the premises comprised in the Original Lease and described in the Schedules to that lease subject to the payment of Rent as follows:

RDL\1997\CONTRACT\LEASE\CARMANA.DOC

2

(a) During the 1st year of the Renewal Term the sum of $35,280.00 payable by equal monthly installments of $2,940.00 each commencing on the 1st day of September, 1997;

(b) During the 2nd year of the Renewal Term the sum of $35,280.00 payable by equal monthly installments of $2,940.00 each commencing on the 1st day of September, 1998;

(c) During the 3rd year of the Renewal Term the sum of $35,280.00 payable by equal monthly installments of $2,940.00 each commencing on the 1st day of September, 1999;

Payment of rent under this renewal lease to be made subject to and with the benefit of the Tenant's and Landlord's covenants (other than the covenant for renewal) and the provisos and conditions contained in the Original Lease.

The Landlord and Tenant hereby mutually covenant that they will perform and observe the several covenants, provisos, and stipulations in the Original Lease as fully as if such covenants, provisos, and stipulations had been repeated herein in full with such modifications only as are necessary to make them applicable to this renewal lease.

IN WITNESS WHEREOF the parties have executed this Agreement.

THE CORPORATE SEAL of THE CORPORATION OF THE CITY OF VICTORIA was hereunto affixed in the presence of:) c/s

MAYOR

CITY CLERK

THE CORPORATE SEAL of CARMANAH HOLDINGS LTD. was hereunto affixed in the presence of:) c/s

Authorized signatory

AMENDMENT OF LEASE

THIS AMENDMENT OF LEASE made in duplicate the 25 day of March, 1997

BETWEEN: THE CORPORATION OF THE CITY OF VICTORIA
1 Centennial Square
Victoria, B.C.
V8W 1P6

(hereinafter referred to as the "Landlord")

OF THE FIRST PART

(hereinafter referred to as the "Tenant")

OF THE SECOND PART

WHEREAS:

A. By Lease (the "Lease") dated the 1st day of September 1994 for a 3 year term being September 1, 1994 to August 31, 1997, the Landlord did demise unto the Tenant 3,546 square feet of that building situate at 4 -203 Harbour Road, Victoria, B.C.

B. The Tenant has exercised it's right to expand into Area "E" and the Landlord and Tenant have agreed to amend the Lease as hereinafter set forth:

1. Effective on the 15th day of March 1997 the rentable area of the said Lease to be amended to include the remaining 1,940 square feet of the building, as shown as "Area E" in the Lease, the period ending August 31, 1997, total leased area thenceforth to be 5,486 square feet.

2

2. 3.00 RENT Amended to include:

The Tenant shall pay to the Landlord, rent for the additional area at the rate of $950.00/month from April 15th, 1997 to August 31, 1997, for a new total Rent of $2,025.00 for the month of April, 1997 and then $2,500.00 per month, commencing May 1, 1997. Rent for the additional area is waived from March 15, 1997 to April 14, 1997.

3. Except as specifically provided herein, the terms and conditions of the Lease are confirmed and continue in full force and effect.

4. The indenture shall be binding on the heirs, administrators, successors and permitted assigns, as the case may be, of the parties hereto.

IN WITNESS WHEREOF the parties hereto have hereunto set their hands and seals and where a party is a corporate entity the corporate seal of the said company has been affixed in the presence of its duly authorized officers effective the day and year first recited above.

THE CORPORATE SEAL of the)
CORPORATION OF THE CITY OF)
VICTORIA was placed on this Agreement)
in the presence of:)
) c/s
MAYOR)
)
CITY CLERK)

THE CORPORATE SEAL of CARMANAH)
HOLDINGS LTD. was placed on this)
Agreement by the Tenant in the)
presence of:)
) c/s
Authorized Signatory)

Exhibit 4.8

2005 RENTAL CHARGE SHEET

Carmanah Sign Group (AVVA)
4, 6025 - 12th Street SE
Calgary, Alberta
T2H 2K1

Attention: **Accounts Payable Administrator**

RIVERVIEW #7W - Unit #4, 6025 - 12TH STREET SE

AREA (sq ft)		3,983
BASE RENT (psf)	$	6.50
OPERATING COSTS (psf)	$	1.22
PROPERTY TAXES (psf)	$	1.54
PARKING/Monthly	$	-
STORAGE/Monthly	$	-
SIGN RENT/Monthly	$	-

<u>MARCH 1, 2005 - DECEMBER 31, 2005</u>

	Monthly	Annually
Base Rent	2,157.00	25,884.00
Operating Costs	404.96	4,859.52
Property Taxes	511.15	6,133.80
Parking Rent	-	-
Sign Rent	-	-
Storage Rent	-	-
G.S.T.	215.12	2,581.42
TOTAL PAYABLE	**$ 3,288.23**	**$ 39,458.74**

GST# 882876170 RT0001

Please provide post-dated cheques for your rental payment.
Please make cheques payable to AIRSTATE LTD.
Foward by mail or courier to Suite #600, 505 - 2nd Street, S.W., Calgary, Alberta T2P 1N8
If you have any questions please feel free to contact Anita Tang at 403/303-3601.

Carmanah Sign - AVVA #43/03/05

2005 RENTAL CHARGE SHEET

Carmanah Sign Group (AVVA)
5, 6025 - 12th Street SE
Calgary, Alberta
T2H 2K1

Attention: **Accounts Payable Administrator**

RIVERVIEW #7W - Unit #5, 6025 - 12TH STREET SE

AREA (sq ft)		7,502
BASE RENT (psf)	$	6.50
OPERATING COSTS (psf)	$	1.22
PROPERTY TAXES (psf)	$	1.54
PARKING/Monthly	$	-
STORAGE/Monthly	$	-
SIGN RENT/Monthly	$	-

MARCH 1, 2005 - DECEMBER 31, 2005

	Monthly	Annually
Base Rent	4,064.00	48,768.00
Operating Costs	762.72	9,152.64
Property Taxes	962.76	11,553.12
Parking Rent	-	-
Sign Rent	-	-
Storage Rent	-	-
G.S.T.	405.26	4,863.17
TOTAL PAYABLE	**$ 6,194.74**	**$ 74,336.93**

GST# 882876170 RT0001

Please provide post-dated cheques for your rental payment.
Please make cheques payable to AIRSTATE LTD.
Foward by mail or courier to Suite #600, 505 - 2nd Street, S.W., Calgary, Alberta T2P 1N8
If you have any questions please feel free to contact Anita Tang at 403/303-3601.

Carmanah Sign - AVVA #53/03/05

Audited Consolidated Financial Statements of

CARMANAH TECHNOLOGIES

CORPORATION

Years ended December 31, 2004 and 2003

kpmg

KPMG LLP

Chartered Accountants

St. Andrew's Square II

                                                                                                                Telephone (250) 480-3500

800-730 View Street

                                                                                                                Telefax (250) 480-3539

Victoria BC V8W 3Y7

                                                                                                                www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors,

Carmanah Technologies Corporation

We have audited the consolidated balance sheets of Carmanah Technologies Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

As discussed in note 1(k) to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2004.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 17 to the financial statements.

Chartered Accountants

Victoria, Canada

February 18, 2005

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

December 31, 2004 and 2003

2004                       2003

Assets

Current assets:

Cash and cash equivalents

$

901,411

$

1,693,069

Short-term investments

6,850,000

-

Accounts receivable, net

2,385,728

2,698,061

Inventories (note 3)

2,758,250

1,904,872

Receivable from forward foreign exchange contracts (note 14(b))

1,834,350

-

Prepaid expenses and deposits

271,337

53,376

15,001,076              6,349,378

Equipment and leasehold improvements, net (note 4)

1,072,434

871,683

Intangible assets, net (note 5)

170,484

190,320

Goodwill

3,072,173

3,072,173

Future income taxes (note 6)

550,000

190,114

$

19,866,167         $   10,673,668

Liabilities and Shareholders' Equity

Current liabilities:

Accounts payable and accrued liabilities

$

1,327,693

$

1,648,841

Payable under forward foreign exchange contracts (note 14(b))

1,803,300

-

Deferred revenue

45,421

71,228

Future income taxes (note 6)

44,000

-

Current portion of obligations under capital leases

21,573

55,435

Bank loan (note 7)

-

383,332

Current portion of long-term debt

-

21,814

3,241,987              2,180,650

Long-term debt (note 8)

-

33,325

Obligations under capital leases (note 9)

13,755

71,656

3,255,742               2,285,631

Shareholders' equity:

Share capital (note 10)

16,322,119

8,924,722

Contributed surplus (note 10(f))

610,690

378,522

Deficit

(322,384)

(915,207)

16,610,425              8,388,037

Commitments (note 15)

$

19,866,167        $   10,673,668

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

2004                      2003

2002

Sales

$

15,895,041

$

9,220,018

$

6,468,899

Cost of sales

7,655,700

4,455,250

2,808,745

8,239,341              4,764,768               3,660,154

Operating expenses:

Wages and benefits

3,509,101

2,095,609

1,541,881

Office and administration

1,423,744

844,706

684,531

Sales and marketing

1,341,112

753,360

533,041

Research and development (note 12)

959,842

787,309

543,051

Bank charges and interest

97,531

91,537

49,086

Amortization of:

Equipment and leasehold improvements

400,439

209,416

140,014

Deferred development costs

-

-

216,895

Intangible assets

41,063

20,270

9,091

7,772,832              4,802,207              3,717,590

Operating income (loss)

466,509                (37,439)                 (57,436)

Other income (expense):

Interest and other income

126,428

30,954

51,364

Write-down of advances receivable

-

(111,502)

-

126,428                (80,548)                   51,364

Earnings (loss) before income taxes

592,937               (117,987)                  (6,072)

Income tax expense (recovery) (note 6):

Current

316,000

-

-

Future

(315,886)

8,407

(18,000)

114                    8,407                 (18,000)

Net earnings (loss)

592,823              (126,394)                   11,928

Deficit, beginning of year, as previously reported

(741,505)

(764,348)

(800,741)

Adjustment to reflect change in accounting for

stock compensation expense (note 1(k))

(173,702)

(24,465)

-

Deficit, beginning of year, restated

(915,207)               (788,813)               (800,741)

Deficit, end of year

$

(322,384)         $     (915,207)        $     (788,813)

Earnings (loss) per share - basic and fully diluted

$

0.02

$

(0.01)

$            0.00

Weighted average number of shares outstanding:

Basic

30,116,949

22,826,155

19,650,884

Diluted

32,055,307

23,743,404

20,562,279

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

2004                            2003                              2002

Cash provided by (used in):

Operations:

Net earnings (loss)

$

592,823

$

(126,394)

$

11,928

Items not involving cash:

Amortization

441,502

229,686

366,000

Loss on disposal of capital assets

2,727

-

-

Write-down of advances receivable

-

111,502

-

Stock-based compensation

319,035

176,525

24,465

Future income tax expense (recovery)

(315,886)

8,407

(18,000)

Changes in non-cash working capital:

Accounts receivable

312,333

(756,030)

(983,934)

Inventories

(853,378)

(475,947)

(470,227)

Prepaid expenses and deposits

(217,961)

12,106

(16,736)

Accounts payable and accrued liabilities

(321,147)

163,495

606,138

Forward exchange contracts

(31,050)

-

-

Deferred foreign revenue

(25,807)

52,402

11,042

(96,809)                    (604,248)                    (469,324)

Investing:

Short-term investments

(6,850,000)

-

-

Purchase of equipment and leasehold

improvements

(603,917)

(304,379)

(269,428)

Purchase of intangible assets

(21,227)

(9,172)

(13,757)

Cash acquired upon acquisition of AVVA

Technologies Inc., net of acquisition costs

-

(59,467)

-

Repayments of advances receivable

-

28,500

22,628

Proceeds on disposal of equipment

-

-

4,600

(7,475,144)                    (344,518)                    (255,957)

Financing:

Proceeds on share issuances

7,813,684

2,075,029

237,600

Share issuance costs

(503,153)

(177,282)

(11,010)

Bank loan

(383,332)

116,147

110,000

Repayment of long-term debt

(55,139)

(21,684)

(43,114)

Principal payments on obligations under

capital leases

(91,765)

(29,475)

(24,912)

Proceeds from issuance of long-term debt

-

-

75,000

6,780,295                   1,962,735                       343,564

Increase (decrease) in cash and cash equivalents

(791,658)                   1,013,969

(381,717)

Cash and cash equivalents, beginning of year

1,693,069

679,100

1,060,817

Cash and cash equivalents, end of year

$

901,411            $     1,693,069            $         679,100

Supplemental cash flow information:

Cash during the year for:

Bank charges and interest paid

$

97,531

$

188,632

$

127,569

Non-cash investing and financing activities:

Acquisition of equipment through capital lease

-

-

66,392

Shares/stock options issued for services:

Share issue costs

138,200

38,198

-

Shares issued on exercise of stock options and

broker warrants

225,066

93,377

-

Shares, options and warrants issued to acquire

non-cash assets of AVVA Technologies Inc.

-

3,873,371

-

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

Carmanah Technologies Corporation (the "Company" or "CTC") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996.  On June 21, 2002, the Company acquired all the issued and outstanding share capital of Carmanah Technologies Inc. ("CTI").  CTI is in the business of developing and manufacturing solar-powered LED (light emitting diode) lighting solutions and the sale of related products.  On October 1, 2003, the Company acquired all the issued and outstanding share capital, stock options and warrants of AVVA Technologies Inc. ("AVVA") in exchange for share capital, stock options and warrants of the Company.  AVVA's operating subsidiary, Carmanah Signs Inc. ("CSI") (formerly AVVA Light Corporation), is in the business of designing, manufacturing and distributing energy efficient, illuminated sign products for corporate identity, point-of-purchase sales, and architectural and signage applications.

1.

Significant accounting policies:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  The following is a summary of the significant accounting policies used in the preparation of the financial statements.  Material measurement differences to accounting principles generally accepted in the United States of America are set out in note 17.

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, CTI, AVVA and CSI.  All inter-company transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments, consisting primarily of term deposits, with terms to maturity of three months or less at the date of purchase.

(c)

Short-term investments:

Short-term investments which are marketable securities that will be realized beyond three months but are recorded at the lower of cost and market.

(d)

Inventories:

Inventories are valued on a first-in, first-out basis at the lower of average cost and replacement cost for raw materials and at the lower of cost and net realizable value for work-in-process and finished goods.  Inventories are recorded net of any obsolescence provisions.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

1.

Significant accounting policies (continued):

(e)

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

(f)

Intangible assets:

Intangible assets are amortized over their estimated useful lives, which vary from three months to five years.

(g)

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

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit is compared with its fair value.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.  The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any.  The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price.  When the carrying amount of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations and deficit before extraordinary items and discontinued operations.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

1.

Significant accounting policies (continued):

(g)

Goodwill (continued):

All goodwill is assigned to the combined CTI and CSI reporting unit.  The Company completed its annual impairment test on December 31, 2004 and determined that no impairment charge was required.

(h)

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

(i)

Research and development:

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

(j)

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

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

1.

Significant accounting policies (continued):

(k)

Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 10(c).  Effective January 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options.  Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entitles to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over award's vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, and has restated prior periods.  The effect of retroactively adopting the fair value based method is to decrease net earnings by $24,465 ($0.00 per share) for the year ended December 31, 2002 and by $149,237 ($(0.01) per share) for the year ended December 31, 2003 to increase deficit and contributed surplus by $173,702 as at December 31, 2003 (2002 - $24,465).

During the period, the Company granted stock options to directors, officers and employees as set out in note 10(c).

(l)

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

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

1.

Significant accounting policies (continued):

(m)

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

(n)

Derivative financial instruments:

The Company uses certain derivative financial instruments, principally forward foreign exchange contracts, to manage foreign currency exposures on export sales.  Derivative financial instruments are used for risk management purposes and not for generating trading profits.  Derivative financial instruments are not accounted for as hedges.  The realized and unrealized gains and losses are recognized in the operating income of the Company.  Fair values are determined using current market rates for the settlement of the derivative instruments.

(o)

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

(p)

Impairment of long-lived assets:

The Company monitors the recoverability of long-lived assets, including equipment and leasehold improvements, and intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company reviews factors such as current market value, future asset utilization and business climate and compares the carrying value of the assets to the future undiscounted cash flows expected to result from the use of the related asset.  If such cash flows are less than the carrying value, the impairment charge to be recognized equals the excess.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

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

The fair value of shares issued on acquisition was based on the market price of CTC shares at the date the acquisition was agreed to and announced based on management's evaluation that the CTC shares trade in an active and liquid market.  The fair value of options and warrants issued has been determined using an option pricing model.

The following summarizes the fair value of the assets acquired and liabilities assumed:

Assets:

Current assets

$   1,079,423

Equipment and leasehold improvements

305,641

Intangible assets

167,265

Goodwill

3,072,173

Future income tax assets

198,521

4,823,023

Liabilities:

Current liabilities

711,165

Obligations under capital leases

81,796

792,961

Total consideration

$

4,030,062

Consideration:

Common shares

$

3,715,460

Options

160,587

Warrants

45,936

3,921,983

Plus acquisition costs

108,079

$

4,030,062

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

3.

Inventories:

2004

2003

Raw materials

$

2,101,277

$

1,453,289

Work-in-process

165,218

206,241

Finished goods

491,755

245,342

$

2,758,250

$

1,904,872

4.

Equipment and leasehold improvements:

Accumulated

Net book

2004

Cost

amortization

value

Computer hardware

$

425,227

$

214,324

$

210,903

Computer software

361,987

263,578

98,409

Leasehold improvements

488,250

245,067

243,183

Office equipment

173,833

57,539

116,294

Production equipment

425,615

143,057

282,558

Research equipment

166,531

45,444

121,087

$

2,041,443

$

969,009

$

1,072,434

Accumulated

Net book

2003

Cost

amortization

value

Computer hardware

$

282,839

$

154,765

$

128,074

Computer software

165,169

140,657

24,512

Leasehold improvements

409,867

134,637

275,230

Office equipment

128,517

36,492

92,025

Production equipment

361,087

86,813

274,274

Research equipment

100,939

23,371

77,568

$

1,448,418

$

576,735

$

871,683

Equipment and leasehold improvements include $245,065 (2003 - $245,065) of equipment acquired under capital leases.  Amortization of equipment under capital lease of $110,555 (2003 - $48,336; 2002 - $24,856) is included in amortization expense.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

5.

Intangible assets:

Accumulated

Net book

2004

Cost

amortization

value

Licensed technology

$

17,265

$

3,085

$

14,180

Customer relationships

150,000

37,500

112,500

Patents and trademarks

97,001

53,197

43,804

$

264,266

$

93,782

$

170,484

Accumulated

Net book

2003

Cost

amortization

value

Licensed technology

$

17,265

$

3,085

$

14,180

Customer relationships

150,000

7,500

142,500

Patents and trademarks

75,773

42,133

33,640

$

243,038

$

52,718

$

190,320

6.

Income taxes:

Income tax recovery (expense) differs from the amounts computed by applying the combined federal and provincial tax rates of 35.62% (2003 - 37.6%; 2002 - 39.6%) to pre-tax income from continuing operations as a result of the following:

2004

2003

2002

Earnings (loss) before income taxes

$

592,937

$

(117,987)

$

(6,702)

Computed expected tax expense

(recovery)

$

211,200

$

(44,363)

$

(2,654)

Non-deductible expenses

112,000

60,232

14,680

Other

42,914

(7,462)

(736)

Increase in income tax valuation

allowance

(366,000)

67,000

-

Tax effect of loss carryforwards

not previously recognized

-

(67,000)

(29,290)

Income tax expense (recovery)

$

114

$

8,407

$

(18,000)

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

6.

Income taxes (continued):

Temporary differences give rise to the following future tax assets and liabilities at December 31:

2004

2003

Future tax assets:

Warranty reserve

$

26,000

$

46,000

Share issue costs

318,000

305,000

Losses available for future periods

673,000

828,000

Scientific research and experimental development

-

69,000

Equipment

400,000

138,000

Accrued liabilities

-

40,000

Other

14,000

14,000

1,431,000

1,440,000

Future tax liabilities:

Investment tax credits

(70,000)

-

Intangible assets

(25,000)

(51,000)

Equipment

-

(3,000)

(95,000)

(54,000)

Less valuation allowance

(830,000)

(1,195,886)

Net future tax assets

$

506,000

$

190,114

2004

2003

Future income tax assets

$

550,000

$

190,114

Future income tax liabilities

(44,000)

-

Net future tax assets

$

506,000

$

190,114

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

6.

Income taxes (continued):

As at December 31, 2004, the Company has non-capital loss carryforwards of $1,900,000 available to reduce taxable income otherwise calculated in future years.  These losses will expire as follows:

Non-capital losses

2005

$

500,000

2006

200,000

2007

200,000

2008

200,000

2009

200,000

2010

400,000

2011

200,000

$

1,900,000

7.

Bank loan:

The Company, through its subsidiaries CTI and CSI, have credit facilities with the Royal Bank of Canada, which includes demand operating loans to a combined maximum of $1,050,000 (2003 - $750,000) at prime plus 0.75% (2003 - 0.75%).  These credit facilities are secured by general security agreements, and guarantees and postponement of claims by CTC.

8.

Long-term debt:

2004

2003

Business Development Bank loan, payable in monthly

instalments of $1,675 including annual interest at

prime plus 1.25%, maturing July 31, 2006.

Secured by a general security agreement on

manufacturing equipment.

$

-

$

50,250

City of Victoria, payable in monthly instalments of $170

including annual interest at 7.92%, maturing August 1, 2006

                            -

                             4,889

-

55,139

Less current portion of long-term debt

-

21,814

$

-

$

33,325

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

9.

Obligations under capital leases:

The Company leases equipment under lease agreements, which are classified as capital leases.  The future minimum annual lease payments are repayable as follows:

2004

2003

2004

$

-

$

69,555

2005

23,568

47,320

2006

14,017

31,247

2007

2,119

6,352

39,704

154,474

Less amounts representing interest at 7.75% to 10.75%

(4,376)

(27,383)

Present value of capital lease obligations

35,328

127,091

Less current portion

21,573

55,435

$

13,755

$

71,656

Interest expense incurred during 2004 on capital leases amounted to $4,976 (2003 - $6,152; 2002 - $7,692).

10.

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

$

3,029,746

Private placement

440,000

237,600

Less share issuance costs

-

(11,010)

Balance, December 31, 2002

20,652,710

3,256,336

Private placement

2,000,000

1,480,000

Exercise of brokers' warrants

220,160

165,120

Exercise of warrants

68,720

65,284

Exercise of options

486,667

458,002

Issue of shares on acquisition of AVVA

3,055,477

3,715,460

Less share issuance costs

-

(215,480)

Balance, December 31, 2003

26,483,734

8,924,722

Private placement

3,484,848

5,749,999

Exercise of brokers' warrants

267,646

681,580

Exercise of warrants

185,827

341,836

Exercise of options

1,493,254

1,265,335

Less share issuance costs

-

(641,353)

Balance, December 31, 2004

31,915,309

$

16,322,119

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

10.

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

During the year ended December 31, 2004, the Company completed a brokered private placement of 3,484,848 units at $1.65 per unit for gross proceeds of $5,749,999. Each unit consists of one common share and one half (1/2) of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.15 per common share for a period of 18 months expiring August 19, 2005. The agent received a cash commission of 7% of the gross proceeds of the financing and 348,484 agent's warrants exercisable at a price of $2.15 per share for a period of 18 months expiring August 19, 2005.

During the year ended December 31, 2004, 267,646 brokers' warrants were exercised at a price of $2.15 per common share and 267,646 common shares were issued for gross proceeds of $575,439.

During the year ended December 31, 2004, 48,077 warrants and 137,750 warrants were exercised at a price of $0.95 per common share and $2.15 per common share, respectively, and an aggregate of 185,827 common shares were issued for gross proceeds of $341,836.

During the year ended December 31, 2004, 90,666 options, 1,159,900 options, 75,313 options, 55,000 options, 37,500 options, 51,875 options and 23,000 options were exercised at a price of $0.60 per common share, $0.75 per common share and $0.80 per common share, $0.90 per common share, $0.95 per common share, $0.96 per common share and $1.17 per common share respectively, and an aggregate of 1,493,254 common shares were issued for gross proceeds of $1,146,410.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

10.

Share capital (continued):

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

                                                                                          Number of                     Weighted

                                                                                  common shares                average price

Balance, December 31, 2001

3,224,833

$

0.74

Granted

166,664

0.75

Cancelled

(241,668)

   (0.75)

Balance, December 31, 2002

3,149,829

0.74

Granted

783,000

0.85

Granted on acquisition of AVVA

307,813

     0.88

Cancelled

(245,000)

   (0.75)

Exercised

(486,667)

   (0.75)

Balance, December 31, 2003

3,508,975

0.77

Granted

830,000

    1.45

Cancelled

(129,499)

  (1.24)

Exercised

(1,493,254)

  (0.77)

Balance, December 31, 2004

2,716,222

$                   0.96

The following table summarizes the stock options outstanding and exercisable at December 31, 2004:

Number

Number

outstanding at

exercisable at

Exercise price

December 31, 2004

Expiry date

December 31, 2004

$0.60

132,001

February 3, 2005

132,001

$0.75

1,344,932

June 20, 2006

1,344,932

$0.75

91,664

June 13, 2007

91,664

$0.75

132,000

January 13, 2008

132,000

$0.75

7,500

April 1, 2005

7,500

$0.95

50,000

August 25, 2008

33,836

$0.80

18,750

November 3, 2005

18,750

$0.90

63,750

June 30, 2008

63,750

$0.95

60,000

October 1, 2008

60,000

$0.96

25,625

August 22, 2006

25,625

$1.17

60,000

October 1, 2008

45,442

$1.20

300,000

November 10, 2008

109,067

$1.20

200,000

December 1, 2008

75,000

$0.95

50,000

August 18, 2008

36,730

$2.11

30,000

August 12, 2009

3,890

$2.35

100,000

September 1, 2009

36,152

$2.75

50,000

November 12, 2009

4,566

2,716,222

2,220,905

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

10.

Share capital (continued):

(c)

Stock options (continued):

The compensation costs reflected in the consolidated statements of operations were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

2004

2003

2002

Risk free interest rate

2.78%

3.33%

4.19%

Expected dividend yield

0%

0%

0%

Stock price volatility

59%

58%

61%

Expected life of options

2 years

2 years

3 years

The weighted average fair value of options granted during the year ended December 31, 2004 is $0.51 (2003 - $0.41; 2002 - $0.23) each.

(d)

Shares held in escrow:

As at December 31, 2004, the Company held nil (2003 - 1,366,206) common shares in escrow subject to time-based or performance-based release criteria.

The time-based escrow shares were eligible for release at 15% semi-annually until July 2004.  During the year ended December 31, 2004, all of the remaining 1,141,205 (2003 - 6,466,808) shares have been released from the time-based escrow.

Performance escrow shares were released at one share for every $3.00 in Qualifying Revenue or $3.00 in Qualifying Financing, whichever results in the greater number of escrow securities.  Shares eligible for annual release from escrow were limited to 30% of total escrow securities.  During the year ended December 31, 2004, all of the remaining 225,001 (2003 - 1,275,010) shares have been released from performance escrow.

(e)

Warrants:

Each warrant entitles the holder to purchase one common share of the Company.

During the year, pursuant to a private placement, the Company issued 1,742,424 share purchase warrants and 348,484 broker's warrants enabling the holders to purchase additional common shares of the Company at an exercise price of $2.15 per share expiring August 19, 2005.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

10.

Share capital (continued):

(e)

Warrants (continued):

During the year, the remaining 48,077 warrants expiring April 12, 2004, were exercised at a price of $0.95 per common share and 48,077 common shares were issued for gross proceeds of $45,673.

During the year, 137,750 warrants were exercised at a price of $2.15 per common share and 137,750 common shares were issued for gross proceeds of $341,836, leaving a balance of 1,604,674 share purchase warrants outstanding at December 31, 2004, expiring August 19, 2005.

During the year, 267,646 brokers' warrants were exercised at a price of $2.15 per common share and 267,646 common shares were issued for gross proceeds of $575,439, leaving a balance of 80,838 broker's warrants outstanding at December 31, 2004, expiring August 19, 2005.

(f)

Contributed surplus:

Year ended December 31,

2004

2003

Balance, beginning of year, as previously stated

$

298,197

$

26,188

Adjustment for stock compensation (note 1(j))

173,702

24,465

Transfer to share capital on exercise of options

(93,377)

-

Balance, beginning of year, restated

378,522

50,653

Stock compensation

319,035

214,723

Brokers' warrants issued

138,199

-

Transfer to share capital on exercise of

options and broker warrants

(225,066)

(93,377)

Stock options issued on AVVA acquisition

-

160,587

Warrants issued on AVVA acquisition

-

45,936

Balance, end of year

$

610,690

$

378,522

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

11.

Earnings (loss) per share:

The weighted average number of common shares used in the computation of earnings (loss) per share is as follows:

Year ended December 31,

2004

2003

2002

Weighted average common shares used in

in the computation of basic income (loss)

per share

30,116,949

22,826,155

19,650,884

Weighted average common shares from

assumed conversion of dilutive

stock options

1,685,959

913,088

911,395

Weighted average common shares from

assumed conversion of dilutive warrants

252,399

4,161

-

32,055,307

23,743,404

20,562,279

12.

Contribution agreement:

CTI has entered into a Contribution Agreement (the "Agreement") with Sustainable Development Technology Canada.  Under the terms of the Agreement, CTI is to be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000.  At December 31, 2004, eligible research and development expenses of $71,223 (2003 - $286,038; 2002 - $142,739) have been offset by contributions received and receivable under this Agreement.

13.

Related party transactions:

During the year ended December 31, 2004, the Company paid $83,000 (2003 - $83,000; 2002 - $74,083) for research and development services to a director of the Company.  During the year ended December 31, 2004, the Company paid nil in contract fees to a company partly owned by a director of the Company.  During the 2004 fiscal year, this director was paid directly under the Company's payroll program.  In prior years fees paid to the company part-owned by the director of the Company were $279,550 in 2003 and $297,220 in 2002.  This company provided two senior management positions and one administrative position to the Company.

The Company has entered into an advisory agreement with a company controlled by a director and officer of the Company in the amount of $10,000 per month, expiring July 2005.  During the year ended December 31, 2004, the Company paid management fees of $120,000 (2003 - $120,000; 2002 - $120,000) under this agreement.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

14.

Financial instruments:

(a)

Fair value:

For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and bank loan, the carrying amounts approximate fair value due to their immediate or short-term maturity.  The fair value of obligations under long-term debt and obligations under capital leases, calculated at the present value of future payments and discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximate their carrying values.  The fair value of forward exchange contacts is calculated using current market rates for the settlement of the derivative instruments.

(b)

Currency risk:

The Company enters into forward foreign exchange contracts to manage its foreign currency exposure.  The contracts oblige the Company to sell U.S. dollars in the future at predetermined exchange rates.  The contracts are matched with anticipated future sales in foreign currencies.  At December 31, 2004, the Company had purchased contracts to sell U.S. $1,500,000 in the next 12 months at an average exchange rate of $1.223.  At December 31, 2004, current assets included $1,834,350 of the fair value of unrealized forward contracts due to the Company in Canadian dollars and current liabilities included $1,803,300 of the fair value of unrealized forward contracts due by the Company in Canadian dollars to December 31, 2004.  The difference between the unrealized forward contracts receivables and payables balances of $31,050 has been recorded as an unrealized gain in the statements of operations and deficit for the year ended December 31, 2004.

Foreign exchange losses (gains) recognized in the determination of net earnings (loss) for the year were $(30,850) (2003 - $290,456; 2002 - $26,710).

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

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

15.

Commitments:

The Company has operating lease agreements for the rental of premises and equipment.  The minimum future annual rental payments under the leases are as follows:

Year ending December 31:

2005

$

312,892

2006

178,875

2007

2,130

$

493,897

16.

Industry segment and foreign operations:

The Company operates in one segment being the development and manufacturing of lighting solutions and the sale of related products to consumers and suppliers worldwide.  Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

There were no sales to any individual customer in the year ended December 31, 2004, 2003 and 2002 that represented more than 10% of sales for the period.

As at December 31, 2004 and 2003, all of the assets related to the Company's operations were located in Canada.

For geographical reporting, revenues are attributed to the geographic location in which the customer is located as follows:

(thousands of dollars)

2004

2003

2002

North America

$

11,898

$

6,509

$

3,997

South Amercia

326

173

205

Europe

2,058

1,852

1,688

Middle East

1,006

330

97

Asia

462

222

348

South Pacific

145

134

133

$

15,895

$

9,220

$

6,468

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

17.

Reconciliation to United States generally accepted accounting principles:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects from those measurement principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and the requirements of the Securities and Exchange Commission.  The material measurement differences to the consolidated financial statements are as follows:

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

(b)

Stock-based compensation:

Under Canadian GAAP, prior to January 1, 2002, the Company did not recognize any compensatory element for options granted to employees or directors.  The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") which became effective for transactions entered into after December 15, 1995.  The FAS 123 encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.  As permitted by the FAS 123, the Company has elected to continue measuring employee compensation costs using the intrinsic value method of accounting under APB Option 25 and related interpretations.  Under the intrinsic value based method, employee stock option compensation is determined by the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock.  The excess is recognized by a charge to operations over the vesting period.

Stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the stock options granted as the services are performed and the options earned.  The Company applies a similar accounting policy under Canadian GAAP for non-employee awards made on or after January 1, 2002.  The stock-based compensation expense in respect of options granted to non-employees prior to January 1, 2002, under U.S. GAAP, based on the fair value of the options using an option pricing model, would be $23,191 for the year ended December 31, 2004 (2003 - $81,168; 2002 - $302,802).

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

17.

Reconciliation to United States generally accepted accounting principles (continued):

(b)

Stock-based compensation (continued):

With respect to escrowed shares, U.S. GAAP considers shares held in and releasable from escrow based on performance to be a compensatory arrangement between the Company and the holder of the shares.  Accordingly, the difference between the fair value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period in which the escrowed shares are eligible for release from escrow.  No such recognition is given under Canadian GAAP.  As at December 31, 2004, the Company held nil (2003 - 1,336,206) common shares in escrow.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under FAS 123, the Company's net earnings (loss) would have been as follows:

2004

2003

      2002

Net income (loss):

As reported under US GAAP

(note 17(h)(v))

$

147,721

$

(818,550)

 $

     (922,641)

Pro forma net loss

(167,464)

(982,923)

     (947,106)

Income (loss) per share:

As reported under US GAAP

(note 17(h)(v))

Basic and fully diluted

0.00

(0.04)

(0.05)

Pro forma basic and fully diluted

(0.00)

(0.04)

(0.05)

The fair value of these options has been determined using the Black-Scholes option pricing formula with the following weighted average assumptions:

2004

2003

     2002

Risk free interest rate

2.78%

3.33%

4.19%

Expected dividend yield

0%

0%

       0%

Stock price volatility

59%

58%

       61%

Expected life of options

2 years

2 years

      3 years

The weighted average fair value of options granted during the year ended December 31, 2004 was $0.51 (2003 - $0.41; 2002 - $0.23) per option.

(c)

Write-down of advances receivable:

Under U.S. GAAP, the write-down of advances receivable would be included in operating income (loss) resulting in operating income (loss) of $466,509 for the year ended December 31, 2004 (2003 - $(148,941); 2002 - $(57,436)).

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

17.

Reconciliation to United States generally accepted accounting principles (continued):

(d)

Deferred development costs expenditures:

Costs of product development that are capitalized as technology and amortized under Canadian GAAP are required to be expensed in the period incurred under U.S. GAAP.  In a year prior to 2002, the Company had incurred such costs and capitalized them under Canadian GAAP.  As they would have been expensed under U.S. GAAP at that time, an adjustment is required in 2002 when the remaining portion of such costs were amortized.

Deferral of these costs under Canadian GAAP resulted in a future income tax liability since costs are deductible in the year incurred for tax purposes.  The expensing of development costs under U.S. GAAP results in the elimination of this temporary difference.  The adjustments shown are gross of the estimated deferred tax impact under U.S. GAAP with the deferred tax impact presented separately.

(e)

Research equipment:

The cost of research equipment that has been capitalized for Canadian GAAP purposes but does not have an alternative future use separate from the research project is required to be expensed in the period incurred under U.S. GAAP.  Accordingly, the amortization of such equipment recognized under Canadian GAAP would not be recognized under U.S. GAAP.

(f)

Product warranties:

Product warranties included in accounts payable and accrued liabilities are as follows:

2004

2003

Balance, beginning of year

$

125,218

$

67,851

Warranty accruals

23,893

147,228

Warranty charges

(73,994)

(89,861)

Balance, end of year

$

75,117

$

125,218

(g)

Recent accounting pronouncements:

In December 2004, the Financial Accounting Standards Board ("FASB") issued revised Statement of Financial Accounting Standards No. 123 entitled "Share-Based Payment" ("FAS No. 123R).  FAS 123R addresses accounting for stock-based compensation and requires that the fair value of all stock-based compensation arrangements, including options, be recognized as an expense in a company's financial statements, as opposed to the presentation of supplemental pro forma disclosure in the notes to financial statements.  FAS 123R eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25.  FAS No. 123R is effective for public entities that do not file as small business issuers as of the beginning of the first annual reporting period of the first fiscal year that begins after June 15, 2005.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

17.

Reconciliation to United States generally accepted accounting principles (continued):

(g)

Recent accounting pronouncements (continued):

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 151 entitled "Inventory Costs - an amendment to ARB No. 43, Chapter 4" ("FAS No. 151").  This statement amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage.  FAS No. 151 requires that these items be recognized as current period charges.

The Company is currently evaluating the impact of these recent accounting pronouncements on its consolidated financial statements.

(h)

Reconciliation:

The effect of the differences between Canadian and U.S. GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of operations and deficit and cash flows is summarized as follows:

(i)

Assets:

2004

2003

Assets, under Canadian GAAP

$

19,866,167

$

10,673,668

Adjustment for research equipment

expensed under U.S. GAAP (note 17(c))

(121,087)

(77,569)

Assets, under U.S. GAAP

$

19,745,080

$

10,596,099

(ii)

Liabilities:

2004

2003

Liabilities, under Canadian and US GAAP

$

3,255,742

$

2,285,631

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

17.

Reconciliation to United States generally accepted accounting principles (continued):

(h)

Reconciliation (continued):

(iii)

Share capital:

2004

2003

Share capital, under Canadian GAAP

$

16,322,119

$

8,924,722

Adjustment for stock-based compensation relating

to stock options issued to non-employees (note 17(b))

417,437

394,246

Adjustment for stock-based compensation relating

to stock options and escrowed shares allotted to

employees and directors (note 17(b))

2,504,853

1,807,424

Adjustment to reverse stock compensation under

Canadian GAAP

(492,737)

(173,702)

Share capital, under U.S. GAAP

$

18,751,672

$

10,952,690

(iv)

Deficit:

2004

2003

Deficit, under Canadian GAAP

$

(322,384)

$

(915,207)

Expense for stock-based compensation relating to

stock options issued to non-employees (note 17(b))

(417,437)

(394,246)

Expense for stock-based compensation relating

to stock options and escrowed shares allotted to

employees and directors (note 17(b))

(2,504,853)

(1,807,424)

Adjustment to reverse stock compensation under

Canadian GAAP

492,737

173,702

Adjustment for research equipment expensed

under U.S. GAAP (note 17(d))

(121,087)

(77,569)

Deficit, determined under U.S. GAAP

$

(2,873,024)

$

(3,020,744)

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

17.

Reconciliation to United States generally accepted accounting principles (continued):

(h)

Reconciliation (continued):

(v)

Income (loss) and income (loss) per share for the year:

2004

2003

2002

Net earnings (loss), under Canadian

GAAP

$

592,823

$

(126,394)

$

11,928

Expense for stock-based compensation

relating to stock options issued to

non-employees (note 17(b))

(23,191)

(81,168)

(302,802)

Expense for stock-based compensation

relating to stock options and escrowed

shares allocated to employees and

directors (note 17(b))

(697,428)

(698,348)

(859,050)

Adjustment to reverse stock

compensation under Canadian

GAAP

319,035

149,237

24,465

Adjustment for deferred development

costs expensed under U.S. GAAP

(note 17(c))

-

-

216,895

Adjustment for research equipment

expensed under U.S. GAAP (note 17(d))

(43,518)

(61,877)

3,923

Deferred income taxes on U.S. GAAP

adjustments

-

-

(18,000)

Net earnings (loss), determined under

U.S. GAAP

$

147,721

$

(818,550)

$

(922,641)

Weighted average number of common

shares outstanding under Canadian

GAAP and U.S GAAP:

Basic

30,116,949

22,826,155

19,650,884

Diluted

32,055,307

23,743,404

20,562,279

Loss per share, basic and diluted

- U.S. GAAP

$

0.00

$

(0.04)

$

(0.05)

