Form 20-F
period 2005-12-31
CARMANAH TECHNOLOGIES CORP
filed 2006-07-05
CIK 1085105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

o	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
o	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
o	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-30052

Carmanah Technologies Corporation

(Exact name of Registrant as specified in its charter)

Province of Alberta, Canada

(Jurisdiction of incorporation or organization)

925 West Georgia Street, Suite 1304, Vancouver, British Columbia, Canada, V6C 3L2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act. Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report:

40,473,052 common shares issued and outstanding.

-i-

Indicate by check mark if the registrant is a well-known seasoned issuer.  o  Yes    ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  o  Yes    ☑  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑  Yes    o  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

o  Large accelerated filer    o  Accelerated filer    ☑  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

☑  Item 17    o  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.  o  Yes    ☑  No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “U.S.$.”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K.  THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

-ii-

TABLE OF CONTENTS

GLOSSARY OF TERMS		5
NOTE REGARDING FORWARD-LOOKING STATEMENTS		6
PART I		7
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3.	KEY INFORMATION	7
A.	Selected Financial Data	8
B.	Capitalization and Indebtedness	11
C.	Reasons for the Offer and Use of Proceeds	11
D.	Risk Factors	11
ITEM 4.	INFORMATION ON THE COMPANY	17
A.	History and Development of the Corporation	17
B.	Business Overview	20
C.	Organizational Structure	22
D.	Property, Plants and Equipment	24
ITEM 4A. UNRESOLVED STAFF COMMENTS		29
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
A.	Operating Results	29
B.	Liquidity and Capital Resources	35
C.	Research and Development, Patents and Licenses, Etc	37
D.	Trend Information	38
E.	Off-Balance Sheet Arrangements	39
F.	Tabular Disclosure of Contractual Obligations	39
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	39
A.	Directors and Senior Management	39
B.	Compensation	43
C.	Board Practices	48
D.	Employees	52
E.	Share Ownership	52
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	56
A.	Major Shareholders	56
A.1.a	Holdings by Major Shareholders	56
A.2	Canadian Share Ownership	56
A.3	Control of the Corporation	57
A.4	Change in Control Arrangements	57
B.	Related Party Transactions	57
C.	Interests of Experts and Counsel	58
ITEM 8.	FINANCIAL INFORMATION	58
A.	Consolidated Statements and Other Financial Information	58
B.	Significant Changes	58
ITEM 9.	THE OFFER AND LISTING	59
A.	Offer and Listing Details	59
B.	Plan of Distribution	60
C.	Markets	60
D.	Selling Shareholders	60
E.	Dilution	60
F.	Expenses of the Issue	60

-iii-

ITEM 10.	ADDITIONAL INFORMATION	61
A.	Share Capital	61
B.	Memorandum and Articles of Association	61
C.	Material Contracts	64
D.	Exchange Controls	64
E.	Taxation	65
F.	Dividends and Paying Agents	75
G.	Statements by Experts	75
H.	Documents on Display	76
I.	Subsidiary Information	76
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	76
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	77
PART II		77
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	77
ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS		77
ITEM 15.	CONTROLS AND PROCEDURES	78
ITEM 16.		78
ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT		78
ITEM 16B. CODE OF ETHICS		79
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES		79
ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		80
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		80
PART III		80
ITEM 17.	FINANCIAL STATEMENTS	80
ITEM 18.	FINANCIAL STATEMENTS	80
ITEM 19.	EXHIBITS	80
SIGNATURE		82

-iv-

GLOSSARY OF TERMS

ABCA	The Business Corporations Act (Alberta).
AVVA	AVVA Technologies Inc., a wholly owned subsidiary of the Corporation, incorporated under the laws of the Province of Alberta.
Board	Board of Directors of the Corporation.
Corporation or Carmanah	Carmanah Technologies Corporation (formerly Andina Development Corporation), a corporation incorporated pursuant to the Business Corporations Act (Alberta).
CSI	Carmanah Signs Inc. (formerly AVVA Light Corp.), a wholly owned operating subsidiary of AVVA Technologies Inc., incorporated under the laws of the Province of Alberta.
CTI	Carmanah Technologies Inc., a wholly owned operating subsidiary of the Corporation, incorporated pursuant to the Corporation Act (British Columbia).
Directors	the Directors of Carmanah Technologies Corporation, formerly Andina Development Corporation.
Exchange	means the TSX Venture Exchange Inc., formerly the Canadian Venture Exchange.
GAAP	Generally accepted accounting principles.
ICA	Investments Canada Act.
LED	Light-emitting diodes.
SPS	Soltek Powersource Ltd., a wholly owned operating subsidiary of AVVA Technologies Inc., incorporated under the laws of the Province of British Columbia.

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

The initial business of the Corporation was that of mineral exploration. The Corporation was engaged directly and indirectly in the acquisition, exploration and, if warranted, development of natural resource properties and related undertakings

On June 21, 2001, the Corporation completed a reverse takeover through the acquisition of CTI and changed its name to Carmanah Technologies Corporation. See “Item 4. Information on the Company – B. Business Overview.” Except where otherwise indicated, the financial information in this Annual Report gives effect to the reverse takeover accounting principles. CTI is in the business of developing and manufacturing solar-powered LED (light emitting diode) lighting solutions and the sale of related products.

On October 1, 2003, the Corporation acquired all of the issued and outstanding share capital, stock options and warrants of AVVA in exchange for share capital, stock options and warrants of the Corporation. AVVA’s operating subsidiary, CSI, is in the business of designing, manufacturing and distributing energy efficient, illuminated sign products for corporate identity, point-of-purchase sales, and architectural and signage applications. See “Item 4. Information on the Company – A. History and Development of the Corporation – Acquisitions and Dispositions.”

On July 1, 2005, the Corporation acquired all the issued and outstanding share capital of SPS, a leading designer, manufacturer and supplier of renewable energy solutions. See “Item 4. Information on the Company – A. History and Development of the Corporation – Acquisitions and Dispositions.”

The Corporation’s head office is located at Suite 1304 – 925 West Georgia Street, Vancouver, BC Canada V6C 3L2 and its contact person and numbers are:

Peeyush Varshney, LL.B, Corporate Secretary

Telephone: (604) 629-0264

Toll Free: 1-866-629-0264

Fax:  (604) 682-4768

The registered and records office of the Corporation is located at 1000 Canterra Tower, 400 Third Avenue S.W., Calgary, AB T2P 4H2

The Corporation has an unlimited number of common shares authorized without par value. As of December 31, 2005, the end of the Corporation’s most recent fiscal year, there were 40,473,052 common shares issued and outstanding.

The Corporation’s common shares trade on the Toronto Stock Exchange under the symbol “CMH”, Berlin and Deutsche Börse AG Exchanges under the trading symbol “QCX” and in the United States, Carmanah’s shares are quoted over-the-counter on the Pinksheet® under the symbol “CMHXF”.

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with Canadian GAAP and reconciled for material measurement differences to U.S. GAAP. Set forth in the following table are selected financial data with respect to the Corporation’s financial condition and results of operation for the years ended December 31, 2005, 2004, 2003, 2002 and 2001. The selected financial and operating information as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 should be read in conjunction with the financial statements and notes thereto included elsewhere herein and in conjunction with “Item 5 - Operating and Financial Review and Prospects.” The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at Item 17.  The selected financial data as at December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 have been extracted from audited financial statements not included herein.

Fiscal Years ended December 31,
	2005	2004	2003	2002	2001
Revenues
Canadian GAAP	$ 38,729,885	$ 15,895,041	$ 9,220,018	$ 6,468,899	$ 3,373,453
U.S. GAAP	$ 38,729,885	$ 15,895,041	$ 9,220,018	$ 6,468,899	$ 3,373,453
Total Assets
Canadian GAAP	$ 48,792,549	$ 19,866,167	$ 10,673,668	$ 3,790,636	$ 2,745,106
U.S. GAAP	$ 48,644,752	$ 19,745,080	$ 10,596,099	$ 3,774,944	$ 2,508,596
Net Income/(Loss)
Canadian GAAP	$ 680,962	$ 592,823	$ (126,394)	$ 11,928	$ (676,498)
U.S. GAAP	$ 758,064	$ 147,721	$ (818,550)	$ (922,641)	$ (947,118)

Fiscal Years ended December 31,
	2005	2004	2003	2002	2001
Retained Earnings/(Deficit)
Canadian GAAP	$ 358,578	$ (322,384)	$ (915,207)	$ (788,813)	$ (800,741)
U.S. GAAP	$ (2,114,960)	$ (2,873,024)	$ (3,020,744)	$ (2,202,194)	$ (1,279,553)
Shareholders’ Equity
Canadian GAAP	$ 40,423,106	$ 16,610,425	$ 8,388,037	$ 2,518,176	$ 2,255,193
U.S. GAAP	$ 40,275,309	$ 16,489,338	$ 8,310,468	$ 2,502,484	$ 2,036,682
Share capital and contributed surplus
Canadian GAAP	$ 40,064,528	$ 16,932,809	$ 9,222,919	$ 3,282,524	$ 3,055,934
U.S. GAAP	$ 42,390,269	$ 19,362,362	$ 11,250,887	$ 4,704,678	$ 3,316,235
Weighted average number of shares outstanding
Canadian GAAP
Basic	34,187,205	30,116,949	22,826,155	19,650,884	15,460,951
Diluted	35,598,555	32,055,307	22,826,155	19,650,884	15,460,951
U.S. GAAP
Basic	34,187,205	30,116,949	22,826,155	19,650,884	15,460,951
Diluted	35,598,555	32,055,307	22,826,155	19,650,884	15,460,951
Net Income/(Loss) Per Share
Canadian GAAP
Basic and diluted	$ 0.02	$ 0.02	$ (0.01)	$ 0.00	$ (0.04)
U.S. GAAP
Basic and diluted	$ 0.02	$ 0.00	$ (0.04)	$ (0.05)	$ (0.06)

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

Year Ended December 31,
	2005	2004	2003	2002	2001
Average for Period	US$0.8254	US$0.7719	US$0.7205	US$0.6370	US$0.6443

The high and low exchange rates for each month during the previous six months are as follows:

Month Ended
	May	April	March	February	January	December
	2006	2006	2006	2006	2006	2005
High for Period	US$0.9100	US$0.8926	US$0.8834	US$0.8788	US$0.8744	US$0.8690
Low for Period	US$0.8903	US$0.8534	US$0.8531	US$0.8638	US$0.8528	US$0.8521

As of December 31, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8579 (US$1.00 = CDN$1.1656).

As of May 31, 2006, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.9069 (US$1.00 = CDN$1.1027).

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

Exchange Rate Fluctuations

Because the Corporation’s reporting currency is the Canadian dollar, its operations outside Canada face additional risks, including fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. The Corporation engages in hedging activities and enters into foreign currency contracts in an attempt to reduce the Corporation’s exposure to foreign exchange risks. Further, to the extent the Corporation has operations outside Canada, it is subject to the impact of foreign currency fluctuations and exchange rate charges on the Corporation’s reporting in its financial statements of the results from such operations outside Canada. Since such financial statements are prepared utilizing Canadian dollars as the basis for presentation, results from operations outside Canada reported in the financial statements must be restated into Canadian dollars utilizing the appropriate foreign currency exchange rate, thereby subjecting such results to the impact of currency and exchange rate fluctuations. In addition, these fluctuations in the rates of currency exchange may materially affect the Corporation’s over-all financial position and results of operations.

Dependence on Key Personnel

The success of the Corporation depends, to a significant extent, upon the efforts and abilities of its senior management team, particularly that of Art Aylesworth, CEO and Matthew Watson, COO. The loss of any key personnel, or the inability to attract and retain additional skilled employees could have a material adverse effect on the Corporation’s business, operating results and financial condition.

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

The initial business of the Corporation was in mineral exploration, engaging directly and indirectly in the acquisition, exploration and, if warranted, development of natural resource properties and related undertakings. Effective June 14, 2001, the Corporation completed a reverse takeover of Carmanah Technologies Inc., on October 1, 2003, the Corporation acquired AVVA and on July 1, 2005, the Corporation acquired SPS. See “Item 4. Information on the Company - B. Business Overview.”

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

The Corporation is negotiating the collection of these advances and received payments of $8,000 (2004 - $13,000; 2003 - $ 28,500) during the year ended December 31, 2005.

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

Soltek Powersource Ltd.

On July 1, 2005, the Corporation acquired all the issued and outstanding share capital of Soltek Powersource Ltd. (“SPS”), a leading designer, manufacturer and supplier of renewable energy solutions. SPS also offers a range of proprietary solar power and alternative energy systems used by commercial, government and private customers worldwide. The aggregate purchase price including contingent consideration was $13,224,272, comprised initially of $6,000,000 paid in cash from existing funds, $4,090,224 equivalent in common shares and $200,862 in acquisition costs. Additional contingent consideration to the principal vendors of 751,876 common shares valued at $2,631,580 and 300,000 warrants valued at $301,606 is payable since SPS attained specified revenue targets and had earnings before interest, taxes and amortization in excess of 5.5% of revenue for the six month period ending December 31, 2005. The warrants have an exercise price of $2.79 (being the weighted average trading price on June 30, 2005). The shares issued to the principal vendors will be held in a pooling agreement providing for the pro rata release of the shares over a two year period after closing.

The Corporation does not have any commitments for material capital expenditures during the first quarter of 2006. The Corporation expects to incur capital expenditures in the next 12 months, as required to maintain ongoing operations, however, no significant expenditures are anticipated.

B.

Business Overview

Established in 1996, Carmanah Technologies Corporation is an award-winning manufacturer of renewable and energy-efficient technology solutions. The Corporation is currently focused on three technology groups; solar-powered LED lighting, solar power systems (off grid and grid tie), and LED illuminated signage.

The Corporation has more than 250,000 installations in 110 countries.  The Corporation's products are used extensively in the aviation, industrial, marine, point-of-purchase, recreational, and transportation markets. Carmanah's customer list includes a wide range of government, commercial and private users worldwide, who are serviced directly by the Corporation or by one of its regional authorized distributors and sales agents.

Carmanah manufactures to ISO 9001:2000 quality assurance standards at its primary facilities in Victoria, BC, Canada. Carmanah also has additional sales operations in Calgary, AB, Toronto, ON, the United States and the United Kingdom.

Markets Served

Solar-Powered LED Lighting

Carmanah's Solar LED Lighting Group produces unique lighting products that can operate almost anywhere in the world, and they meet or exceed reliability/maintenance criteria developed for traditional lights connected to an electrical power grid. Carmanah's solar-powered LED lights are suitable for a variety of applications including marine, aviation, roadway, transit, and industrial worksites. Key customer benefits for Carmanah's customers include ease of installation, low capital costs, zero energy costs and no maintenance or servicing.

Carmanah's solar-powered LED lighting and illumination products incorporate the Corporation's patented MICROSOURCE® Energy Management System (EMS), which has been developed and refined over more than a decade. The MICROSOURCE® EMS differentiates Carmanah's solar-powered LED products from its competition and affords the Corporation the unique ability to offer high output performance and extreme reliability in a compact form.

Solar Power Systems

Carmanah's Solar Power Systems Group offers a full range of renewable energy systems and equipment for any size of project. Created through the acquisition of Soltek Powersource Ltd. in 2005, the Carmanah Power Systems Group has more than 20 years experience in remote solar power systems design and technical expertise. It currently supplies approximately 60% of all solar power systems in Canada and is experiencing substantial growth throughout North America.

Off Grid

For industrial, residential, recreational or custom applications, Carmanah's Solar Power Systems Group specializes in the design and supply of solar-powered electrical systems. Scalable to suit a variety of applications, including industrial, residential, recreational vehicles and marine, Carmanah works with clients to design and procure systems to power equipment at remote locations. Solar power makes it possible for Carmanah's customers to install and operate equipment at isolated locations, often at a fraction of the costs associated with a generator.

Grid-Tie

Through the increasing interest in environmentally friendly power and the growing number of government supported rebate programs, grid-tie solar is becoming one of the fastest growing sectors within the solar industry. Carmanah's Solar Power Systems Group offers grid-tie solutions for both commercial and residential applications.

LED Illuminated Signs

Carmanah's LED Sign Group was created through the acquisition of AVVA Light Corporation in 2003. Since 1993, this group has been creating energy-efficient LED illuminated signs for corporate identity, point-of-purchase sales, architectural, and gaming applications.

Carmanah's signs offer superior illumination characteristics over neon or fluorescent lighting alternatives, as well as long life, zero maintenance, and up to 90% less energy consumption. Each sign is created using state-of-the-art manufacturing and production procedures, including proprietary techniques developed through the Corporation’s experience in the industry.

Carmanah's LED Sign Group currently has more than 50,000 signs installed throughout North America and abroad, with a client list that includes many of the most progressive and successful global corporations and brands in a variety of market segments.

Sales Verticals

Through both direct and distribution sales programs, Carmanah currently serves the following market sectors:

Solar-Powered LED Lighting
Marine	Navigation and hazard marking lights with one, two, three and four nautical mile ranges.
Transit

i-SIGNAL™ solar-powered bus signaling device.

i-STOP™ bus stop with LED bus signaling, overhead LED security lighting and LED edge-lit schedule illumination.

i-SHELTER™ solar-powered LED shelter illumination.

Aviation	Taxiway edge lighting, runway lighting, obstruction lighting, apron lighting, barricade lighting and emergency lighting.
Roadways	Pedestrian crosswalk signals, school zone flashers, 24 hour roadway beacons, internally illuminated street-name and traffic signs.
Industrial Worksite	Warning lights, obstruction lights, equipment-marking lights, railway track warning lights, bridge marking lights.
Solar Power Systems
Off-Grid Solar	Telecommunications, security, oil and gas, residential and recreational.
Grid-Tie Solar	Commercial, residential, building-integrated photovoltaics.
LED Illuminated Signs
Point-of-purchase	Corporate identity, branding.
Architectural	Directional, way-finding, service signs, corporate identity.
Gaming & Lottery	Game and table limit identification, jackpot message boards.

Emerging Secondary Markets

Carmanah’s solar-powered LED and solar power systems technologies are also being applied to numerous secondary markets, including:

•

Grid Tie Solar Power applications

•

General Illumination applications

C.

Organizational Structure

As at December 31, 2005, the Corporation has five main locations:

1.

CTI, located at Building 4, 203 Harbour Road, Victoria, BC, Canada V9A 3S2;

2.

AVVA, located at Suite 5-6025 - 12th Street S.E., Calgary, AB T2H 2K1; and

3.

SPS, located at 1969 Keating Cross Rd., Victoria, BC  V8M 2A4

4.

CSI, AVVA’s wholly owned subsidiary, is located at #5, 6025-12th Street SE, Calgary, AB T2H 2K1

5.

SPS-US, SPS’s wholly owned US subsidiary, located at 360 El Pueblo Suite 101, Scotts Valley, Santa Cruz, CA, USA 95066.

Effective January 1, 2006, the Corporation, CTI and SPS were amalgamated pursuant to the provisions of the Albert Business Corporations Act to form Carmanah Technologies Corporation.

D.

Property, Plants and Equipment

The Corporation’s corporate office currently shares approximately 5,337 square feet of office space at Suite 1304, 925 West Georgia Street, Vancouver, B.C., Canada with a number of other companies under a lease which expires November 30, 2010. The shared property provides office space to the Corporation for administrative and shareholder relations purposes. Rent for this space is included in the fees paid to VCC of $10,000 per month under an advisory agreement. See Item 6. Directors, Senior Management and Employees – B. Compensation. See map below.

The Corporation operates at the following locations:

1.

Building 4 – 203 Harbour Rd Victoria BC V9A 3S2 is the address of the Corporation’s administrative headquarters. Out of two buildings comprising about 20,000 square feet located at the Pacific Marine Technology Centre, 203 Harbour Road, in Victoria, B.C. CTI is currently up to date with its lease payments.  Some office space in close proximity has been rented to accommodate overflow staffing. Total rent for all facilities is approximately $10,743 per month. The lease expires in September, 2006 and a new 5 year lease has been renegotiated. Effective September 1, 2006, payments will be $15,435 per month until August 31 2011. See map below.

2.

Suite 300 – 770 Enterprise Crescent Victoria BC V8Z 6R4 is the address of the Corporation’s main production facility. At December 31, 2005, this facility was leased, but not yet fully operational.  The lease commenced August 1, 2005 and expires July 31, 2010. First month rent of $20,778 was paid on December 1, 2005.

3.

Suite 5-6025 - 12th Street S.E., Calgary, AB is the address of AVVA and CSI. This space comprises about 11,485 square feet. The lease expires on September 30, 2006, and a new 3 year lease expiring September 30, 2009 has been renegotiated. The Corporation is currently up to date with its lease payments. Total rent for this space is approximately $10,300 per month. See map below.

4.

1969 Keating Cross Rd., Victoria, British Columbia, Canada V8M 2A4, is the address of the Carmanah Power Systems Group (formerly SPS). This space comprises 17,629 square feet. The lease expires in June 30, 2008.  The Corporation is currently up to date with its lease payments.  Total rent for this space is approximately $9,039 per month. As of July 1, 2006 approximately 70% of the building will be subleased for $8,922.87/month See map below.

5.

#16 2333 18th Avenue N.E., Calgary, Alberta, Canada T2E 8T6, is the address of the Carmanah Power Systems Group (formerly SPS), Calgary operations. This space comprises 5,820 square feet. The lease expires in June 2008. The Corporation is currently up to date with its lease payments. Total rent for this space is approximately $4,052 per month. As of July 15, 2006, we will be released of this lease as a new tenant has signed a new head lease.  See map below.

6.

360 El Pueblo Suite 101, Scotts Valley, Santa Cruz, CA, USA 95066, is the address of the Carmanah Power Systems Group (formerly SPS), US operations. This space comprises about 7,950 square feet. The lease expires on August 31, 2008. The Corporation is currently up to date with its lease payments.  Total rent for this space is approximately USD$10,600 per month. See map below.

7.

68 Basepoint Business Centre, Metcalf Way, Crawley, RH11 7XX, United Kingdom, is the address of Carmanah’s UK operations. This space comprises about 1,800 square feet. This lease is on a month-to-month basis. The Corporation is currently up to date with its lease payments.  Total rent for this space is approximately $ 8,000 per month. See map below.

8.

#5-556 Bryne Dr., Barrie, Ontario, Canada L4N 9P6, is the address of the Carmanah Power Systems Group (formerly SPS), Barrie operations. This space comprises about 1,997 square feet. The lease expires on January 1, 2010. The Corporation is currently up to date with its lease payments.  Total rent for this space is approximately $ 1,650 per month.  See map below.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

None

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Corporation as at December 31, 2005 and 2004 and for its last three fiscal years ending December 31, 2005, 2004 and 2003 should be read in conjunction with the audited consolidated financial statements of the Corporation and related notes included herein. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the financial statements to U.S. GAAP is set forth in Note 17 of the audited December 31, 2005 consolidated financial statements included herein at Part IV – Item 17.  Refer to Note 17 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2005, 2004 and 2003 are as follows:

Year Ended December 31, 2005 as compared to Year Ended December 31, 2004

Carmanah's sales for the year ended December 31, 2005 increased to $38,729,885, representing an increase of 144% from the same period in 2004 at $15,895,041.  Contributions from each technology group were as follows:

Segmented Sales Summary	Year Ended
	December 31,
	2005	2004
Solar LED Lighting Group	$18,413,057	$13,305,702
Solar Power Systems Group	15,580,463	-
LED Sign Group	4,736,365	2,589,339
	$38,729,885	$15,895,041

Carmanah's increase in revenues is attributed to ongoing organic growth as well as the contribution in Q3 and Q4 from its newly acquired Solar Power Systems Group.

Organic sales achieved for 2005 from Carmanah's Solar LED Lighting and LED Sign Groups amounted to $23,149,422, representing a 46% increase over the same period in 2004 at $15,895,041.  This increase of $7,254,381 is due to approximately $2,113,000 in increased sales contributions from the Corporation’s established Marine, Aviation and Industrial markets, and to $5,141,000 in increased sales contributions from the Corporation’s emerging Transit, Roadway and LED signage markets.  Sales booked in 2005 for these two groups was in excess of $25 million, and they ended the year with a record sales order backlog of $3.6 million.

Sales contributions from the Corporation's Solar Power Systems Group amounted to $15,580,463 for the six-month period ending December 31, 2005.  This group also ended the year with a sales order backlog of $1.1 million.

Cost of Sales and Gross Profit Margin

Carmanah's cost of sales for the year ended December 31, 2005 was $24,311,146 (63% of sales), resulting in a gross profit margin of 37%.  In comparison, for the year ended December 31, 2004, the cost of sales was $7,655,700 (48% of revenue), resulting in a gross profit margin of 52%.  The shift in Carmanah's cost of sales and gross margin is primarily due to the sales contribution by its Solar Power Systems Group during the last half of the fiscal year ($15,580,463 at 27% gross margin).

Carmanah offers a wide array of product solutions to a variety of market sectors at various gross profit margins.  The gross profit margin is significantly affected by the ratio of sales contributed by the various technological groups, by the product mix sold, as well as the related market sector.  Management is focused on the continual improvement of gross margins in all sectors.

Wages and Benefits

For the year ended December 31, 2005, wages and benefits was $6,843,164 compared with $3,509,101 for the same period in 2004.  This increase is the result of:

•

$1,835,232 in additional wage expense resulting from the acquisition of the Solar Power Systems Group;

•

$326,944 in additional commissions due to increase in sales;

•

$322,018 increased wages costs resulting from the expansion into the UK in late 2005;

•

an increase in marketing, finance and administrative staff in support of overall sales growth; and

•

an increase in senior staffing to provide more strength and support across the Corporation's executive and middle management teams.

As a percentage of sales, total wages and benefits for the year ended December 31, 2005 were 18%, down from 22% for the same period in 2004.

Office and Administration

Office and administration expenses for the year ended December 31, 2005, were $2,786,675, representing a 96% increase over same period in 2004 of $1,423,744.  The acquisition of the Solar Power Systems Group contributed to 51% of this increase, with the addition of $690,037 in office and administration expenses.  Other contributors to the increase in 2005 were primarily overall growth in facilities and related resources:

•

In late 2004, Carmanah opened an office in London, England, to support the Corporation's UK and European operations;

•

In early 2005, Carmanah expanded its existing Victoria facility to include an additional 6,000 square feet for LED-illuminated roadway sign manufacturing;

•

In September 2005, Carmanah entered a lease to commence build out for a new 25,000 square foot manufacturing and warehouse facility; and

•

In late 2005, Carmanah expanded its Santa Cruz, CA, warehouse facility to support its US operations.

Carmanah's facility expansions have increased rent, general office, administration and information technology expenses.  However, as a percentage of sales, office and administration expenses for the year ended December 31, 2005 were 7%, down from 9% for the same period in 2004.

Sales and Marketing

Sales and marketing expenses for the year ended December 31, 2005, were $1,775,099, representing a 32% increase over the same period in 2004 of $1,341,112.  Carmanah continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace, and is expanding its sales and marketing efforts to include the Power Systems Group's customers and verticals.

Sales and marketing expenses for the year ended December 31, 2005 were 5% of total sales, down from 8% for the same period 2004.

Research and Development

For the year ended December 31, 2005, research and development expenses were $903,723 (net of $620,935 SR&ED investment tax credits), compared with $959,842 (net of $316,000 SR&ED investment tax credits and $71,223 government grant) in the previous year.  The SR&ED investment tax credits were the result of credits generated from scientific research and experimental development expenses, and recoverable as an offset to income taxes payable on taxable income.  Carmanah's growth in research and development was the result of increased investment in new product offerings and existing product enhancements.

As a percentage of sales, gross research and development expenses (before investment tax credits and grants) were 4% in 2005, compared with 8% in 2004.

Income Tax

Income tax expense for the year ended December 31, 2005 totals $575,646.  This amount is comprised of current tax expense of $1,021,372 and future income tax recovery of $445,726.  The current tax expense relates to taxable income generated by Carmanah in the normal course of operations.  Current tax expense as a percentage of pre-tax earnings is high, as Carmanah chose to postpone certain tax deductions to use investment tax credits that offset taxes otherwise payable.  The future income tax recovery of $445,726 recognizes the availability of future tax deductions and was increased by $333,000 as a result of a reduction of the valuation allowance against future tax assets.  The reduction of the valuation allowance recognizes the benefit of future income tax assets on past tax losses, based on the expectation of future taxable income.

Earnings

Earnings before interest, taxes and amortization ("EBITA") were $1,981,573 for the year ended December 31, 2005, representing an increase of 92% over the same period in 2004 at $1,034,439.  Earnings before income tax were $1,256,608, compared with $592,937 in 2004, representing an increase of 112%.  Net earnings were $680,962 in 2005, compared to $592,823 in 2004, representing an increase of 15%.

Non-GAAP measures

The Company uses certain non-GAAP measures to assist in assessing its financial performance.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  One such non-GAAP measure used for assessing financial performance is EBITA. EBITA is calculated as net earnings before interest, taxes and amortization.  A reconciliation of EBITA to net earnings is as follows:

For the year ended December 31,	2005	2004
Net earnings – as reported	$680,962	$592,823
Add back:
Income taxes	575,646	114
Amortization of equipment and leaseholds	575,355	400,439
Amortization of intangibles	149,610	41,063
EBITA	$1,981,573	$1,034,434

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

The decline of the US dollar in 2004 continues to impact the Corporation’s top line revenues.  The Corporation worked to counteract this impact by entering into foreign exchange hedge contracts, by selling in alternative currencies, and by monitoring the volatile US dollar when preparing quotes on custom orders that provide flexibility from fixed pricing.  However, despite the actions and initiatives taken, the declining US dollar reduced the Corporation’s reported revenues for 2004 by approximately $1 million.

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

Outstanding orders at the end of 2004 were at a record high of $1.6 million, indicating continued sales momentum into 2005.  This is an increase of 46% in the amount of outstanding orders compared to the previous year.

Cost of Sales and Gross Profit Margin

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

Research and Development

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

Earnings

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

Critical Accounting Estimates

Warranty Reserve

The Company calculates a warranty reserve for future returns of products currently sold, as per the terms of the Company’s Warranty.   An updated review of historical return rates is completed at each quarter, and is used in determining an estimate return rate in future, to which a provision is calculated and booked.  If warranty costs are greater or less than anticipated by the Company, adjustments to the warranty provision would be made as a charge or credit to income in the period that the adjustment to the warranty provision is made.

Intangibles and Goodwill

Intangible assets, comprised of customer lists and relationships, and goodwill were acquired on the acquisition of AVVA Light Corporation and Soltek Powersource Ltd.  At least annually, the Company reviews the carrying value of its intangible assets and goodwill for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, the Company would record this impairment in the earnings of the current period.

In addition, the Company estimates the useful life of customer lists and relationships in determining the amortization period for these intangibles.

B.

Liquidity and Capital Resources

The Corporation reported a working capital of $26,332,325 (current ratio of 5.6:1) at December 31, 2005 compared to a working capital of $11,759,089 (current ratio of 4.6:1) at December 31, 2004.

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

As at December 31, 2005, the Corporation’s primary source of liquidity included cash and cash equivalents of $1,882,214, short term investments of $9,780,000 and accounts receivables of $8,675,270.

The Corporation, through its subsidiaries, CTI, CSI and SPS, has credit facilities with the Royal Bank of Canada, which include demand operating loans and revolving term loans to a combined maximum of $9,800,000 (2004 – $1,050,000).  Interest on operating and term loan facilities are at prime plus 0.125% and prime plus 0.5% (2004 – 0.75%).  These credit facilities are secured by general security agreements and guarantees by the former shareholders of SPS.

The following table outlines the Corporation’s contractual obligations as at December 31, 2005:

				After
Contractual Obligation	Total	1-3 years	4-5 years	5 years
Obligations under capital leases (1)	$ 38,247	$ 38,247	$ Nil	$ Nil
Lease commitments (2)	1,842,191	1,509,702	332,489	Nil
Total	$1,880,438	$1,547,949	$332,489	$ Nil

(1)

The Corporation has entered into lease agreements for equipment.

(2)

The Corporation has operating lease agreements for the rental of premises and equipment.

Carmanah's cash, cash equivalents, and short-term investments at December 31, 2005 were $11,662,214, compared to $7,751,411 at December 31, 2004.  Net cash used in from operations was $3,751,295 for the year ended December 31, 2005.

The Corporation generated cash flows from operations of $1,395,958 before changes in non-cash working capital for the year ended December 31, 2005 as compared to $1,040,201 during the year ended December 31, 2004.  Cash flows during the year came from net earnings of $680,962 and non-cash items totaling $714,996.  Net changes in non-cash working capital items utilized cash of $5,147,253 for the year ended December 31, 2005, bringing cash utilized for operating activities to $3,751,295.

During the year ended December 31, 2005, the Corporation utilized $1,389,941 of its cash for leasehold improvements and for the purchase of computers and office equipment, utilized $42,995 of its cash for the purchase of intangible assets and invested $2,930,000 in short-term investments.

Carmanah invested cash of $5,559,897 in the purchase of Soltek, $1,432,936 in the purchase of equipment, leasehold improvements and intangibles, and increased investments by $2,930,000.  Including the Soltek acquisition, financing for operational and investing activities for the year was raised by (1) the exercise of warrants and stock options in the amount of $4,180,446, (2) the issuance of shares to former shareholders of Soltek and (3) a private placement financing of common shares for net proceeds of $14,179,349.

During the year ended December 31, 2005, the Corporation raised an aggregate of $19,125,082 from various exercises of share purchase warrants, brokers’ warrants and stock options.

During the year ended December 31, 2005, the Corporation utilized $29,706 of its cash to make principal payments on its obligations under capital leases.

The Corporation believes that its cash and cash equivalents, short-term investments and cash from improved operations going forward will be sufficient to satisfy its immediate and future operating cash requirements.

The other sources of funds potentially available to the Corporation are through the exercise of 3,448,496 outstanding stock options which expire between June 20, 2006 to December 9, 2010 and 300,000 outstanding warrants which expire on June 30, 2007.  There can be no assurances provided whatsoever that any of these options or warrants will be exercised or that any such funds will be available to the Corporation.

C.

Research and Development, Patents and Licenses, Etc.

At the present time Carmanah has five proprietary technologies that it has protected, or is in the process of protecting, through patent procedures. All five patented technologies relate to Carmanah’s core technology of solar-powered LED lighting. The inventors on the various patents vary, but all patents have been assigned to Carmanah Technologies Inc.

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

The second proprietary technology relates to the manufacture of unitized, sealed solar LED lights in which batteries are the energy storage mechanism. Patents have been obtained in the U.S. ("Sealed Solar-Powered Light Assembly", patent number 6,013,985, January 11, 2000) and Canada (patent number 2,241,044)

The third proprietary technology relates to a software algorithm that allows solar LED products to adapt their energy consumption to their solar environment, and therefore extends the range of use of a solar LED light to very poor solar illumination conditions.  A U.S. patent for this technology was issued on June 3, 2003, as "Automatic Light Control for Solar-Powered Lighting", U.S. patent number 6,573,659).

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

-35

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

In 2002, CTI entered into a Contribution Agreement (the “Agreement”) with Sustainable Development Technology Canada.  Under the terms of the Agreement, CTI is to be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000. The contribution limit was reached in 2004.

During the year ended December 31, 2005, the Corporation spent $903,723 (2004 - $959,842; 2003 - $787,309) for research and development, net of $620,935 SRED Investment Tax Credit). The SRED Investment Tax Credits in the amount of $620,935 were the result of credits generated from research and development expenses, and recoverable as an offset to income taxes payable on CTI’s taxable income.

D.

Trend Information

The decline of the US dollar continues to impact the Corporation’s top line revenues. The Corporation worked to counteract this impact by entering into foreign exchange hedge contracts, by selling in alternative currencies, and by monitoring the volatile US dollar when preparing quotes on custom orders that provide flexibility from fixed pricing. The Corporation had no outstanding hedge contracts at December 31, 2005.

E.

Off-Balance Sheet Arrangements

The Corporation does not utilize off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The following table outlines the Corporation’s contractual obligations as at December 31, 2005:

		Less than			More than
Contractual Obligation	Total	1 year	1-3 years	3-5 years	5 years
Obligations under capital leases	$38,247	$38,247	$Nil	$Nil	$Nil
Operating lease commitments (1)	$1,842,191	$691,552	$818,150	$332,489	$Nil

 (1) The Corporation has entered into operating lease agreements for rental of premises and equipment.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of the Directors and senior officers of the Corporation as at December 31, 2005 and as at the date of this Form 20-F, their municipalities of residence, their current positions with the Corporation and their principal occupations during the past five years. All of the Directors are residents of Canada.

Directors were elected at the last Annual General Meeting held on May 25, 2006 and/or appointed to fill any vacancy created on the Board, and serve until the next Annual General Meeting of Shareholders, or until their successors are appointed.  Officers are appointed by the Board and serve at the pleasure of the Board.

Name, Age and Residence	Position(s) with the Corporation	Terms of the Various Offices Held
Art Aylesworth Age: 53 4730 Spring Road Victoria, B.C. V9E 2B5 Canada	Director, President and Chief Executive Officer

Director, President and Chief Executive Officer of the Corporation since June 20, 2001.

President & CEO of Carmanah Technologies Corporation since June 20, 2001; President & CEO of Carmanah Technologies Inc.(4) from May, 2000 to December 31, 2005; CEO of Carmanah Signs Inc. (5) (formerly AVVA Light Corp. (6)) from October 1, 2003 to December 31, 2005.

Divesh Sisodraker (1) (2) Age: 37 1908 Peters Road North Vancouver, BC V7J 1Y9 Canada	Director

Director of the Corporation since May 25, 2006.

Chartered Accountant; Chief Financial Officer and Secretary of Nasdaq-traded Taleo since April 2005; Served in various roles with Pivotal Corporation, a customer relationship management software provider, including president and chief executive officer, chief financial officer, and vice-president, corporate development from January 2000 to March 2005; Director of Finance and Treasurer of A.L.I. Technologies Inc., a digital image management solution provider, from September 1998 to December 1999; Held roles as an investment analyst with HSBC Capel Asia Limited, a banking and financial services company, and West Shore Ventures Limited, a financial services company, from September 1995 to February 1998; Associate Accountant, KPMG, January 1991 to September 1995.

Name, Age and Residence	Position(s) with the Corporation	Terms of the Various Offices Held
Mark Komonoski Age: 45 635 – 54th Avenue Calgary, AB SW T2V 0C9 Canada	Director

Director of the Corporation since October 1, 2003.

President & Director of AVVA Technologies Inc. (6)  from September 1993 to March 1997; Since 1999, President of TradeMark Equity Marketing Inc., a venture capital public company development firm.

Praveen K. Varshney (1) (3) Age: 41 3886 West 38th Avenue Vancouver, B.C. V6N 2Y4 Canada	Director and Chief Financial Officer

Director of the Corporation since May 21, 1996; Director and Secretary of the Corporation from May 21, 1996 to January 30, 2000; President, Chief Executive Officer, Chief Financial Officer and Director of the Corporation from January 31, 2000 to June 19, 2001.

Chartered Accountant; Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from August, 1991 to December 31, 1999; Partner, Varshney Chowdhry & Co., Chartered Accountants, between May 1993 and September 1995; currently a director and or officer of several publicly traded companies, such as, Afrasia Mineral Fields Inc., Bassett Ventures Inc., Camphor Ventures Inc., JER Envirotech International Corp. and Northern Canadian Minerals Inc.

Name, Age and Residence	Position(s) with the Corporation	Terms of the Various Offices Held
Peeyush Varshney (3) Age: 39 3703 West 11th Avenue Vancouver, B.C. V6R 2K7 Canada	Corporate Secretary

Secretary of the Corporation since January 31, 2000; Director of the Corporation from January 31, 2000 to June 18, 2001.

Barrister and Solicitor; Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from July, 1996 to December 31, 1999; currently a director and or officer of several publicly traded companies, such as, Afrasia Mineral Fields Inc., Avigo Resources Corp., Bassett Ventures Inc., Camphor Ventures Inc., Cornerstone Industries International Inc., Garnet Point Resources Corp., JER Envirotech International Corp., Mantle Resources Inc., Minaean International Corp., MVS Capital Corp. and Northern Canadian Minerals Inc.

Kelly Edmison (1) (2) Age: 54 5592 Alma Street Vancouver, B.C. V6N 1Y1 Canada	Director

Director of the Corporation since June 13, 2002.

CEO of Pender Financial Group Corporation, a merchant banking firm; Prior to 2002, Principal of Kelly Edmison Law Corporation; Practiced Securities and Commercial Law with Ladner Downs (now Borden Ladner Gervais) from 1985 to 1995; currently a director and or officer of several publicly traded companies, such as, Icron Technologies Inc., IP Applications Corp., Pender Financial Group Corporation, Pender Growth Fund (VCC) Inc. and Radiant Communications Corporation.

Name, Age and Residence	Position(s) with the Corporation	Terms of the Various Offices Held
David Egles Age: 48 2631 Cavendish Avenue Victoria, B.C. V8R 2G5 Canada	Director	Director and Senior Vice President, Business Strategies, of Carmanah Technologies Corporation since July 1, 2005. Director and President of Soltek Powersource Ltd.(7) from 1988 – 2005.
David Green (2) Age: 58 5010 Lockehaven Drive Victoria, B.C. V8N 4J5 Canada	Chairman

Chairman and Director of the Corporation since June 18, 2001.

Scientist and Professional Engineer; Chairman and Chief Technology Officer of Carmanah Technologies Corporation since June 20, 2001; Chairman and Chief Technology Officer of Carmanah Technologoies Inc.(4) since incorporation in 1998; President of Carmanah Management Corp. since 1989.

(1)

Member of the Corporation’s Audit Committee.

(2)

Member of the Corporation’s Compensation Committee

(3)

Praveen Varshney and Peeyush Varshney are brothers.

(4)

Carmanah Technologies Inc. (“CTI”) was formerly a 100% subsidiary of Carmanah Technologies Corporation;

(5)

Carmanah Signs Inc. (“CSI”) was formerly a 100% subsidiary of Carmanah Technologies Corporation; Effective January 1, 2006, CSI was amalgamated with the Corporation.

(6)

AVVA Technologies Inc. (“AVVA”) was formerly a 100% subsidiary of Carmanah Technologies Corporation;

(7)

Soltek Powersource Ltd. (“Soltek”) was formerly a 100% subsidiary of Carmanah Technologies Corporation; Effective January 1, 2006, Soltek was amalgamated with the Corporation.

B.

Compensation

The aggregate amount of compensation paid by the Corporation during the fiscal year ended December 31, 2005, to all Directors and the Corporation’s officers, as a group, for services in all capacities was approximately $606,750 (2004 - $503,000; 2003 – $497,550).

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

(c)

each of the Corporation’s three most highly compensated executive officers, other than the CEO and CFO, who was serving as an executive officer at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 (US$128,689 @ $1.1656) per year; and

(d)

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

As at December 31, 2005, the end of the most recently completed fiscal year of the Corporation, the Corporation had three Named Executive Officers, whose names and positions held within the Corporation are set out in the summary of compensation table below.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compensation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Art Aylesworth President, CEO, & Director	2005 2004 2003	$200,000 $200,000 $150,000	Nil Nil Nil	Nil Nil Nil	500,000 Nil 300,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Matthew Watson Chief Operating Officer	2005 2004 2003	$140,000(2) $137,917(2) $39,791(2)	$30,000 $20,000 $20,000	Nil Nil Nil	Nil Nil 200,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Praveen Varshney CFO & Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$120,000 (1) $120,000 (1) $120,000 (1)	15,000 Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1)

Pursuant to an advisory agreement dated June 20, 2001, between the Corporation and Varshney Capital Corp. (“VCC”), the Corporation paid an aggregate of $120,000, being $10,000 per month to VCC during the fiscal year ended December 31, 2005. VCC is a B.C. private company of which Praveen Varshney, Chief Financial Officer and a director of the Corporation, and Peeyush Varshney, Corporate Secretary of the Corporation, are directors. VCC is also partially owned by Peeyush Varshney.

(2)

Matthew Watson was hired in September 2003 pursuant to a consulting agreement and was paid $11,250 per month. Effective May 1, 2004, Matthew Watson became a full-time employee of the Corporation and is paid an annual salary of $140,000.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

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

Options/SARs Granted During the Most Recently Completed Fiscal Year

The following table sets out incentive stock options granted to the Named Executive Officers, during the most recently completed fiscal year. No SARs (stock appreciation rights) were granted during this period.

Name	Securities Under Options/SARs Granted (#)	Percent of Total Options/SAR Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Art Aylesworth	500,000	59%	$3.42	$3.42	December 12, 2010
Praveen Varshney	15,000	2%	$3.00	$3.00	May 27, 2010
Matthew Watson	Nil	N/A	N/A	N/A	N/A

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable (2)
Art Aylesworth	Nil	$Nil	200,000 / 600,000	$470,000 / $300,000
Praveen Varshney	69,333	$162,933	130,000 / 10,000	$352,750 / $5,500
Matthew Watson	Nil	$Nil	150,000 / 50,000	$352,500 / $117,500

(1)

Based on the difference between the option exercise price and the closing market price of the Corporation’s shares on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.  The closing market price of the Corporation’s shares as at December 31, 2005, (ie. fiscal year end) was $3.55.

Option and SAR Repricings

There were no options repriced for the Named Executive Officers during the fiscal year ended December 31, 2005.

Defined Benefit or Actuarial Plan Disclosure

The Corporation does not maintain any defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment and Management Contracts

Art Aylesworth

During 2005, Art Aylesworth was employed pursuant to an employment agreement dated January 1, 2004 as the Corporation’s Chief Executive Officer at a base annual salary of $200,000. The Corporation was entitled to terminate this agreement at any time during the term with immediate effect upon written notice to Mr. Aylesworth provided that the Corporation pays Mr. Aylesworth an amount equal to $200,000 in severance pay in 12 equal payments, commencing on the date of termination.

Since the year end, the Corporation has finalized a long term employment agreement (“new agreement”) with Mr. Aylesworth with effect from January 1, 2006, pursuant to which Mr. Aylesworth is employed by the Corporation as Chief Executive Officer for a term of 3 years. The compensation payable to Mr. Aylesworth under the new agreement is comprised of the following:

(i)

annual base salary of $220,000 during 2006, $250,000 during 2007 and $300,000 during 2008;

(ii)

reimbursement of his business membership fees; and

(iii)

500,000 stock options at $3.42 per share which shall vest over a period of three years.

In addition, performance bonuses will be paid to Mr. Aylesworth which shall be based on criteria, which amount shall not exceed 50% of the annual salary payable to Mr. Aylesworth for that year pursuant to (i) above.

The Corporation shall be entitled to terminate this agreement at any time during the term with immediate effect upon written notice to Mr. Aylesworth provided that the Corporation shall pay to Mr. Aylesworth on the date of termination:

(i)

an amount equal to the base salary that would have been payable to Mr. Aylesworth for the 12 month period immediately following the date of termination if the date of termination occurs within the 2006 calendar year; or

(ii)

an amount equal to the base salary that would have been payable to Mr. Aylesworth for the 18 month period immediately following the date of termination if the date of termination occurs within the 2007 or 2008 calendar year.

Praveen Varshney, C.A.

Pursuant to an advisory agreement dated June 20, 2001, between the Corporation and Varshney Capital Corp. (“VCC”), the Corporation agreed to pay monthly fees of $10,000 to VCC for a term of three years. The agreement was renewed on May 4, 2004 for another year and expired on June 30, 2005, after which the Corporation continued to pay fees of $10,000 to VCC on a month to month basis. During the fiscal year ended December 31, 2005, the Corporation paid an aggregate of $120,000 to VCC.

VCC is a B.C. private company of which Praveen Varshney, Chief Financial Officer and a director of the Corporation, and Peeyush Varshney, Corporate Secretary of the Corporation, are directors. VCC is also partially owned by Peeyush Varshney.

Matthew Watson

Matthew Watson is employed by the Corporation as Chief Operating Officer. During the most recently completed fiscal year, the compensation payable to Mr. Watson was comprised of annual salary in the amount of $140,000 and aggregate cash bonus of $30,000. The cash bonus paid to Mr. Watson was based on the Corporation achieving quarterly revenue targets.

Pursuant to an employment agreement dated January 1, 2006 (“2006 agreement”), Mr. Watson is employed by the Corporation as Chief Operating Officer for a term of three years. The compensation payable to Mr. Watson under the 2006 agreement is comprised of salary in the amount of $160,000 subject to annual reviews and adjustments and 300,000 stock options at market price on date of grant which shall vest over a period of three years. In addition, the Corporation and Mr. Watson shall negotiate and settle the terms of a performance bonus based on criteria, of up to 50% of Mr. Watson’s annual salary.

The Corporation shall be entitled to terminate this agreement at any time during the term with immediate effect upon written notice to Mr. Watson provided that the Corporation shall pay to Mr. Watson on the date of termination:

(i)

an amount equal to the base salary that would have been payable to Mr. Watson for the 6 month period immediately following the date of termination if the date of termination occurs within the 2006 calendar year; or

(ii)

an amount equal to the base salary that would have been payable to Mr. Watson for the 12 month period immediately following the date of termination if the date of termination occurs within the 2007 or 2008 calendar year.

C.

Board Practices

The Board consists of seven members, the terms of which expire at the general meeting of shareholders to be held in each year. The information regarding the term each director has served in office in “Item 6.A – Directors and Senior Management” is hereby incorporated by reference in response to this item 6.C. Directors are elected by a majority of the votes of the Corporation’s common shares present in person or represented by proxy at its annual meeting of shareholders and entitled to vote at such election. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the Board. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders. The directors hold regularly scheduled meetings at which members of management are not in attendance.

The Corporation’s Board, which is responsible for supervising the management of the business and affairs of the Corporation, is comprised of David Green, Praveen Varshney, Kelly Edmison, Mark Komonoski, Dave Egles and Divesh Sisodraker.

The mandate of the Board is to supervise the management of the Corporation and to act in the best interests of the Corporation. The Board approves all significant decisions that affect the Corporation and its subsidiaries before they are implemented. The Board meets on a quarterly basis and special meetings are held at the call of the Chairman or upon the request of two members of the Board.

Compensation for members of the Board is determined on the recommendation of the chair of the Compensation Committee who, from time to time as appropriate, presents to the Board information as to director and committee-member compensation based on that provided by several other companies of comparable size to the Corporation.

The Corporation has the following committees of the Board:

Audit Committee

The audit committee is comprised of at least three directors, the majority of whom are not employees, control persons or officers of the Corporation or any of its associates or affiliates. The Board appoints or re-appoints an audit committee after each annual shareholders’ meeting.

The audit committee consists of Messrs. Varshney, Sisodraker and Edmison. The audit committee engages on behalf of the Corporation the independent public accountants to audit the Corporation’s annual financial statements, and reviews and approves the planned scope of the annual audit.

Each member of the Audit Committee has education and experience relevant to the performance of his responsibilities as an Audit Committee member.

Divesh Sisodraker is a chartered accountant.  Mr. Sisodraker is currently the chief financial officer of Nasdaq-traded Taleo. He has also served as chief executive officer, president, chief financial officer at Pivotal Corporation, as director of finance with A.L.I. Technologies and was an accountant at KPMG from 1991 to 1995.

Praveen K. Varshney is a chartered accountant and was in public practice from 1987 to 1991 with KPMG and with Varshney Chowdhry & Co. from 1991 to 1995. Mr. Varshney has held executive level positions with various public companies since 1992 and is currently chief financial officer of JER Envirotech International Corp. and other public companies listed on the TSX Venture Exchange.

Kelly Edmison is President and CEO of Pender Financial Group Corporation, a Vancouver based merchant bask focussed on the technology sector.  Prior to Joining Pender, Mr Edmsion practiced commercial laws for over 20 years.  Mr. Edmison is a director and executive officer of various public companies and currently serves on the board/audit committee of Icron Technologies Corporation and IP Applications Corp. which are listed on the TSX Venture Exchange.

In particular, each of the members of the Audit Committee has an understanding of the accounting principles used by the Corporation in preparing its financial statements, has the ability to assess the accounting principles in connection with the accounting for estimates, accruals and reserves, has experience analyzing and evaluating financial statements similar in breadth and complexity to those of the Corporation, and has an understanding of internal controls and procedures for financial reporting.

Compensation Committee

The Board appointed a compensation committee composed entirely of directors who are not employees, control persons or officers of the Corporation or any of its associates and affiliates. The compensation committee has a written charter that establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the Board. In addition, the compensation committee has the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

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

The members of the compensation committee are Messrs. Sisodraker, Green and Edmison.

Report on Executive Compensation

The Corporation’s compensation policy consists of base salary, discretionary cash incentives (by way of bonuses) and incentive stock options. The compensation payable to Mr. Aylesworth and Mr. Watson is governed by the written employment agreements referred to above. The compensation payable to Mr. Varshney is based on the advisory agreement with VCC referred to above.

Subject to the terms of any employment contract, the compensation of executive officers is reviewed annually. The recommendations of the Compensation Committee are referred to the Board for approval.

It is the policy of the Corporation that its employees receive compensation based on the market value of the type of job they perform, internal pay equity and their level of individual performance. The pay for performance philosophy adopted by the Board is specifically emphasized in the executive compensation program, in order to maintain the position of the Corporation in a highly competitive business environment.

Base salaries are competitive in the industry and are determined on the basis of outside market data as well as individual performance and experience level. The Chief Executive Officer’s base salary is determined based on general understanding of salaries paid to chief executive officer salaries of publicly traded companies and the relative experience and expertise of the Corporation’s Chief Executive Officer. Mr. Aylesworth has been with the Corporation for six years and has extensive knowledge of the Corporation and its industry and has led the Corporation’s record growth and market expansion. Base salaries for senior managers of the Corporation are based on the experience and performance of each senior manager.

Bonuses are paid quarterly to the Chief Operating Officer and are based on the Corporation achieving quarterly revenue budgets. Quarterly bonuses are also paid to certain senior managers of the Corporation based on the same criteria.

In 2006, new employment contracts were entered into by the Corporation with the Chief Executive Officer and Chief Operating Officer. These employment contracts were reviewed by the Compensation Committee and approved by the Board Directors. The Corporation expects that changes to the base salary and any annual bonuses for the other executive officers will continue to be submitted to the Compensation Committee and to the Board for review and approval.

The Compensation committee meets with the Chief Executive Officer and Human Resources Manager on a regular basis to review the compensation package of all employees and determine the compensation for all remaining executives (except for that contractually provided for) of the Corporation. The overall compensation program of the Corporation is intended to attract and retain competent, committed individuals, who will ensure the long-term success of the Corporation.

Compensation of Directors

Effective April 1, 2005, each director of the Corporation who is not an employee is entitled to an annual retainer as follows:

Base compensation:

•

$15,000

•

15,000 options

Committee members:

•

$5,000 additional

Chair of committees:

•

$10,000 additional

Chairman of the Board:

•

$65,000 additional

During the fiscal year ended December 31, 2005, Messrs. Green and Varshney received $11,250 each and Messrs. Edmison and Johnstone received $14,250 each for acting as directors of the Corporation. In addition, Mr. Varshney received $3,750 for being a member of the audit committee, Mr. Green received $61,250 as Chairman of the Board, Mr. Edmison received $7,500 as chairman of the compensation committee and Mr. Johnstone received $7,500 as chairman of the audit committee. During the fiscal year ended December 31, 2005, the Corporation also granted 15,000 options to each of Messrs. Green, Varshney, Edmison and Johnstone at $3 per share.

Directors’ and Officers’ Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance in the principal amount of $3,000,000. The premium payable for the insurance during the period from February 15, 2005 to February 15, 2006 was $13,930. The insurance policy provides that the Corporation is liable for the initial $25,000 for each loss claimed.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing the overall governance principles of the Corporation, and recommending any changes to these principles. This committee is responsible for the statement of corporate governance practices included in the Corporation’s information circular. This committee monitors best practices among major Canadian companies to ensure the Corporation continues to carry out high standards of corporate governance. All of the members of the Board are members of the Corporate Governance Committee.

D.

Employees

As at December 31, 2005, CTI had a staff of 106 full-time employees, including 23 in research and engineering, 27 in manufacturing, 23 in sales and marketing, 14 in operations (including 2 in United Kingdom operations) and 19 in finance, information technology, administration and human resources. CTI operates out of three buildings comprising a total of approximately 40,000 square feet, at the Pacific Marine Technology Centre, Victoria, British Columbia, Canada.

As at December 31, 2005, CSI had a staff of 33 full-time employees, including 22 in manufacturing, 5 in sales and marketing and 6 in administration. CSI operates out of a building comprising a total of approximately 10,000 square feet, at #5 – 6025 12th Street SE, Calgary, Alberta, Canada.

As at December 31, 2005, SPS had a staff of 67 full-time employees, including 31 in sales and marketing and 9 in administration and 27 in manufacturing and operations. SPS operates out of a building comprising a total of approximately 10,000 square feet, at located at 1969 Keating Crossroads, Victoria, British Columbia, Canada.

None of the Corporation’s employees is represented by a labor union and the Corporation believes its employee relations to be excellent.

E.

Share Ownership

The following list indicates the number of shares held beneficially by current Directors and Officers of the Corporation as at April 20, 2006 and the corresponding percentage of the Corporation’s issued capital such shares represent:

	Title of Class	Amount and Nature of Beneficial Ownership (8)	Percent of Class (7) (8)
David Green	Common Stock	2,436,070 (1)	5.93%
Art Aylesworth	Common Stock	1,149,929 (2)	2.80%
Praveen K. Varshney	Common Stock	254,100 (3)	0.62%
Kelly Edmison	Common Stock	121,332 (4)	0.30%
Mark Komonoski	Common Stock	182,875 (5)	0.45%
Dave Egles	Common Stock	488,721	1.19%
Peeyush Varshney	Common Stock	146,366(6)	0.36%
All executive officers and directors as a group (7 persons)		4,779,393 (7)	11.64%

(1)

Shares are held beneficially through Carmanah Management Corporation, a private company owned by David Green; 40,000 of these shares are represented by currently exercisable stock options.

(2)

800,000 of these shares are represented by currently exercisable stock options. Of these options, 125,000 are held beneficially through Convertech Solutions, a private company partially owned by Art Aylesworth.

(3)

15,000 of these shares are represented by currently exercisable stock options.

(4)

23,000 shares are held beneficially through Arbutus Family Holdings Limited; 98,332 shares are represented by currently exercisable stock options.

(5)

180,000 shares are represented by currently exercisable stock options.

(6)

15,000 of these shares are represented by currently exercisable stock options.

(7)

Based on 41,065,468 shares outstanding at April 20, 2006.

(8)

1,148,332 shares are represented by currently exercisable stock options.

Stock Option Plan

The board of directors of the Corporation first adopted its written stock option plan on May 10, 2001, which was ratified by shareholders on June 18, 2001 (the “Plan”). The purpose of the Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

The Plan is administered by the board of directors of the Corporation or by a special committee of the board of directors if appointed from time to time. The Plan provides that options will be issued pursuant to option agreements (“Option Agreements”). No optionee under the Plan shall be granted an option which exceeds the maximum number permitted by the Toronto Stock Exchange (the “Exchange”). Options issued pursuant to the Plan will have an exercise price determined by the directors of the Corporation provided that the exercise price shall not be less than the market price or such other minimum price permitted by the Exchange.

Options granted under the Amended Plan will be non-transferable and vest equally on a quarterly basis over a period of 18 months. The options will expire the earlier of 5 years from the date of grant or 90 days from the date the optionee ceases to be a director, officer, employee or consultant of the Corporation of its subsidiaries or a management company employee (or, in the case of an optionee performing investor relations activities, within 30 days of the cessation of his service to the Corporation).  In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or one year from the date of such death.

Pursuant to the Plan, the Corporation may amend from time to time or terminate the terms and conditions of the Plan by resolution of the board of directors. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange and shareholder approval may be required in some instances.

The Plan also provides that:

(i)

the number of Common Shares granted to any one individual in any 12 month period may not equal more than 5% of the issued and outstanding Common Shares.

(ii)

the number of Common Shares reserved for issuance to any one consultant during any twelve month period, shall not exceed 2% of the issued and outstanding Common Shares of the Corporation.

(iii)

the number of Common Shares reserved for issuance to employees and consultants who are engaged or employed in investor relations activities during any twelve-month period shall not exceed in the aggregate 2% of the issued and outstanding Common Shares of the Corporation.

The Plan was amended on May 27, 2005, to increase the number of incentive stock options reserved for issuance under the Plan to 4,559,133 common shares, which represents 14% of the Corporation’s issued and outstanding shares as at March 31, 2005.

The majority of the shares reserved under the Plan have now been allocated and management has proposed to amend the number of shares issuable pursuant to the Plan to 4,927,856 which represents 12% of the issued and outstanding capital of the Corporation on April 17, 2006. This will ensure that the Corporation will have an adequate pool of common shares under the Plan to enable the Corporation to attract and retain personnel of the highest calibre. This amendment to the Plan has been approved by the shareholders of the Corporation at its annual and special meeting held on May 25, 2006.

The policies of the Exchange permit a Corporation to adopt a plan which has a fixed number of shares reserved for issuance which does not exceed 20% of the issued and outstanding shares of the Corporation. The Corporation recognizes that it is beneficial to the shareholders of the Corporation that it maintains a reasonable fixed number of shares reserved for issuance under a fixed plan.

It should be noted that since 2001, the number of shares reserved for issuance has been reduced from 20% to 14% and now to 12% of the issued and outstanding capital of the Corporation, notwithstanding that Exchange policies permit up to 20% of the outstanding shares to be reserved under a fixed plan.

As at December 31, 2005, the following directors’ and employees’ stock options to purchase a total of 2,716,222 common shares of the Corporation were outstanding:

	Options outstanding			Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
outstanding at		remaining	average	exercisable at	average
December 31,		contractual	exercise	December 31,	exercise
Range of exercise prices	2005	life	price	2005	price
		(years)
$0.75 to $1.99	1,842,746	1.55	$ 0.91	1,682,449	$ 0.88
$2.00 to $2.99	954,250	4.19	2.77	379,460	2.71
$3.00 to $3.55	651,500	4.89	3.36	52,683	3.20
	3,448,496	2.91	$ 1.88	2,114,592	$ 1.27

As at the date of this Annual Report, 1,648,332 stock options were allocated to directors and executive officers of the Corporation as follows:

Name of Director/Officer	Number	Exercise Price	Expiration Date
Art Aylesworth	300,000	$1.20	November 10, 2008
Art Aylesworth	500,000	$3.42	December 9, 2010
David Green	25,000	$0.75	June 20, 2006
David Green	15,000	$3.00	May 27, 2010
Praveen Varshney	15,000	$3.00	May 27, 2010
Kelly Edmison	83,332	$0.75	June 13, 2007
Kelly Edmison	15,000	$3.00	May 27, 2010
Peeyush Varshney	15,000	$3.00	May 27, 2010
Mark Komonoski	55,000	$1.17	October 1, 2008
Mark Komonoski	50,000	$2.75	November 12, 2009
Mark Komonoski	25,000	$3.00	July 21, 2010
Mark Komonoski	50,000	$3.42	December 9, 2010
Matthew Watson	200,000	$1.20	December 1, 2008
Matthew Watson	300,000	$3.46	January 12, 2011

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

A.1.a

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to the Corporation to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Corporation as at April 20, 2006:

Identity of Person or Group	Type of Ownership	Amount and Nature of Beneficial Ownership	Percent of Class (2)
David Green	Direct & Indirect	2,436,070 (1)	5.93%

(1)

Shares are held beneficially through Carmanah Management Corporation, a private company owned by David Green; 40,000 of these shares are represented by currently exercisable stock options.

(2)

Based on 41,065,468 shares outstanding at April 20, 2006.

A.2

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at April 20, 2006:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada
62	43	39,906,743	97.18%

A substantial number of common shares are held in “street name” by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions.  Based on the number of annual reports and proxy statements requested by such nominees, management of the Corporation estimates that the number of Canadian beneficial holders of common shares exceeds 6,500.

U.S. Share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at April 20, 2006:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
62	16	732,511	1.78%

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

A substantial number of common shares are held in “street name” by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions.  Based on the number of annual reports and proxy statements requested by such nominees, management of the Corporation estimates that the number of U.S. beneficial holders of common shares exceeds 744.

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

1.

Praveen Varshney and Peeyush Varshney are directors of VCC, and Peeyush Varshney is a controlling shareholder of VCC. During fiscal 2005, the Corporation paid VCC management fees of $120,000 (2004 - $120,000; 2003 - $120,000). VCC is in the business of providing management services to public companies. See B. Compensation – Corporate Advisory Agreement – Varshney Capital Corp.

2.

During fiscal 2005, the Corporation paid $64,735 (2004 - $83,000; 2003 - $83,000) for research and development services to David Green, Chairman of the Corporation.

3.

During fiscal 2005, the Corporation paid $24,312 (2004 & 2003 - $nil) for rent to a company controlled by Dave Egles, an officer of the Corporation

The Corporation believes that the terms of the transaction were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Attached hereto are the Corporation’s consolidated audited financial statements, consisting of consolidated balance sheets as at December 31, 2005 and 2004, and consolidated statements of operations and retained earnings (deficit), and cash flows for each of the years in the three-year period ended December 31, 2005 along with related notes and the Report of Independent Registered Public Accounting Firm.  See “Item 17. Financial Statements.”

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

B.

Significant Changes

Effective February 2, 2006, the Corporation’s common shares commenced trading on the Toronto Stock Exchange under the symbol “CMH”.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The Corporation’s common shares commenced trading on the Exchange on January 8, 1997 under the symbol “ADZ”. Following the completion of the Corporation’s reverse takeover of Carmanah on June 21, 2001, the Corporation consolidated its share capital on a 1 new for 1.5 old basis and the common shares of Carmanah commenced trading on the Exchange on July 6, 2001 under the symbol “CMH” while the common shares of Andina (“ADZ”) were delisted. Effective February 2, 2006, Carmanah’s common shares commenced trading on the Toronto Stock Exchange under the symbol “CMH”.

The following table sets forth the reported high and low prices in Canadian funds for the Corporation’s common shares on the Exchange for (a) the most recent six months; (b) each quarterly period for the past two fiscal years and for the first quarter of 2005, and (c) the five most recent fiscal years:

	High	Low
Monthly Stock Prices
April 2006	$ 3.90	$ 3.57
March 2006	$ 4.05	$ 3.55
February 2006	$ 4.05	$ 3.60
January 2006	$ 3.87	$ 3.36
December 2005	$ 3.59	$ 3.32
November 2005	$ 3.50	$ 3.15
Quarterly Stock Prices
Fiscal 2006
First Quarter	$ 4.05	$ 3.36
Fiscal 2005
Fourth Quarter	$ 3.80	$ 3.15
Third Quarter	$ 3.68	$ 2.83
Second Quarter	$ 2.95	$ 2.50
First Quarter	$ 3.04	$ 2.50
Fiscal 2004
Fourth Quarter	$ 3.13	$ 2.35
Third Quarter	$ 2.60	$ 1.98
Second Quarter	$ 3.22	$ 2.46
First Quarter	$ 3.05	$ 1.57
Annual Stock Prices
Fiscal 2005	$ 3.80	$ 2.50
Fiscal 2004	$ 3.22	$ 1.57
Fiscal 2003	$ 1.55	$ 0.76
Fiscal 2002	$ 0.90	$ 0.45
Fiscal 2001	$ 0.78	$ 0.42

The closing price of the Corporation’s shares on the Exchange was $3.55 on December 30, 2005 and $3.68 on May 31, 2006.

Although the Corporation’s share are sometimes quoted over-the-counter on the PinkSheets® under the symbol “CMHXF” in the United States, an established trading market for the Corporation’s securities does not exist in the United States.

B.

Plan of Distribution

Not applicable.

C.

Markets

As at the date hereof, the Corporation’s Common Shares are quoted on the following stock exchanges:

•

Toronto Stock Exchange in the province of British Columbia, Canada under the trading symbol “CMH”.

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

Common Shares

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value of which, as at December 31, 2005, 40,473,052 shares are issued and outstanding as fully paid and non-assessable, 3,448,496 shares are reserved under directors’, employees and management stock options (see “Item 6E. Directors, Senior Management and Employees – Share Ownership – Stock Options”) and 300,000 common shares are reserved pursuant to the exercise of previously issued warrants. The holders of the common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

Annual and Special General Meetings

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

C.

Material Contracts

During the year ended December 31, 2005, the Corporation acquired all of the issued and outstanding share capital of SPS. See Item 4. Information on the Company – Acquisitions and Dispositions – Soltek Powersource Ltd.

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

The Corporation may be a Passive Foreign Investment Company

General Discussion.  Management of the Corporation believes that it qualified as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended December 31, 2001 and may have qualified as a PFIC in prior years.  The Corporation may or may not have qualified as a PFIC in subsequent years due to changes in its assets and business operations.  However, there can be no assurance that the Corporation will not be considered a PFIC, for the fiscal year ended December 31, 2005, and may qualify as a PFIC in subsequent years.  This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by the Corporation.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

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

Foreign exchange losses (gains) recognized in the determination of net earnings (loss) for the year were $(122,462) (2004 - $(30,850); 2003 - $290,456).

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

While interest income on the Corporation’s cash, cash equivalents, and short-term investments is subject to interest rate fluctuations, the Corporation believes that the impact of these fluctuations does not have a material effect on its financial position due to the short-term nature of these financial instruments. The Corporation’s interest income and interest expense are most sensitive to the general level of interest rates in Canada. Sensitivity analysis is used to measure the Corporation’s interest rate risk. Based on analysis of the Corporation’s balances as of December 31, 2005, a 100 basis-point adverse change in interest rates would not have a material effect on its consolidated financial position, results of operation, or cash flows.

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

ITEM 16.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

As at the date hereof, the Audit Committee is composed of Messrs. Sisodraker, Edmison and Varshney. The Board has determined that Messrs. Sisodraker and Varshney are “audit committee financial experts” as defined in Item 16A of the Form 20-F. Messrs. Sisodraker and Edmison are “independent directors” under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Chartered Accountants (“KPMG”), are the independent auditors of the Corporation and examined the financial statements of the Corporation for the fiscal years ending December 31, 2005, 2004 and 2003. KPMG performed the services listed below and were paid the corresponding fees for the fiscal years ended December 31, 2005 and 2004.

Financial Year Ending	Audit Fees	Audit Related Fees(1)	Tax Fees	All Other Fees (1)
December 31, 2005	$151,307	$43,328	$20,252	$Nil
December 31, 2004	$75,000	$Nil	$12,090	$Nil

(1)

Fees related to company acquisitions and private placement due diligence matters.

During the fiscal years ended December 31, 2005 and December 31, 2004, KPMG did not bill for any products or services other than as described above.

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

There were no fees in 2005 or 2004 that were not pre-approved by the audit committee. All services described above under the captions “Audit Fees and Audit Related Fees” and “Tax Fees” and “All Other Fees” were approved by the audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

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

Financial Statements
Report of Independent Registered Public Accounting Firm dated February 28, 2006.
Consolidated Balance Sheets at December 31, 2005 and 2004.
Consolidated Statements of Operations and Retained Earnings (Deficit) for each of the years in the three-year period ended December 31, 2005.
Consolidated Statements of Cash Flows for each of the years in the three-year period ended December 31, 2005.
Notes to Consolidated Financial Statements for each of the years in the three-year period ended December 31, 2005..

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

Exhibit Number	Description
1.1 (1)	Articles of Andina Development Corporation dated March 26, 1996.
1.2 (1)	Certificate of Incorporation for Andina Development Corporation dated March 26, 1996.
1.3 (1)	By-law effective May 21, 1996, relating generally to the transaction of the business and affairs of Andina Development Corporation.
1.4 (2)	Certificate of Amendment and Registration of Restated Articles of Carmanah Technologies Corporation dated June 19, 2001.
1.4	Certificate of Amalgamation pursuant to the Business Corporations Act of Alberta and Registration Statement of Carmanah Technologies Corporation dated January 1, 2006.
4.1 (1)	Stock Option Plan dated May 21, 1996.
4.2 (2)	Stock Option Plan dated May 10, 2001.
4.3 (2)	Corporate Advisory Agreement between Varshney Capital Corp. and Carmanah Technologies Corporation dated June 20, 2001.
4.4 (3)	Amended Stock Option Plan dated April 15, 2004.
4.5 (3)	Amended Stock Option Plan dated April 20, 2005.
4.6 (3)	Amalgamation Agreement dated August 27, 2003 among Carmanah Technologies Corporation, AVVA Technologies Inc. and 1057614 Alberta Ltd.
4.7 (3)	Lease agreement between the Corporation of the City of Victoria and Carmanah Holdings Ltd. Dated September 1, 1994.
4.8 (3)	Lease agreement between AVVA and Airstate Ltd. dated August 26, 1998.
4.9	Amended Stock Option Plan dated April 17, 2006.
8.1 (3)	List of subsidiaries
8.2	List of subsidiaries as at December 31, 2005
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification

* Indicates management contract or compensatory plan, contract or arrangement.

(1)  Incorporated by reference to Form 20-F filed on April 21, 1999.

(2) Incorporated by reference to Form 20-F filed on July 1, 2002.

(3) Incorporated by reference to Form 20-F filed on July 1, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CARMANAH TECHNOLOGIES CORPORATION

“Praveen K. Varshney”

By:

Praveen K. Varshney

  Director & CFO

(Principal Financial Officer)

DATED:  June 15, 2006

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1 (1)	Articles of Andina Development Corporation dated March 26, 1996.
1.2 (1)	Certificate of Incorporation for Andina Development Corporation dated March 26, 1996.
1.3 (1)	By-law effective May 21, 1996, relating generally to the transaction of the business and affairs of Andina Development Corporation.
1.4 (2)	Certificate of Amendment and Registration of Restated Articles of Carmanah Technologies Corporation dated June 19, 2001.
1.4	Certificate of Amalgamation pursuant to the Business Corporations Act of Alberta and Registration Statement of Carmanah Technologies Corporation dated January 1, 2006.
4.1 (1)	Stock Option Plan dated May 21, 1996.
4.2 (2)	Stock Option Plan dated May 10, 2001.
4.3 (2)	Corporate Advisory Agreement between Varshney Capital Corp. and Carmanah Technologies Corporation dated June 20, 2001.
4.4 (3)	Amended Stock Option Plan dated April 15, 2004.
4.5 (3)	Amended Stock Option Plan dated April 20, 2005.
4.6 (3)	Amalgamation Agreement dated August 27, 2003 among Carmanah Technologies Corporation, AVVA Technologies Inc. and 1057614 Alberta Ltd.
4.7 (3)	Lease agreement between the Corporation of the City of Victoria and Carmanah Holdings Ltd. Dated September 1, 1994.
4.8 (3)	Lease agreement between AVVA and Airstate Ltd. dated August 26, 1998.
4.9	Amended Stock Option Plan dated April 17, 2006.
8.1 (3)	List of subsidiaries
8.2	List of subsidiaries as at December 31, 2005
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification

* Indicates management contract or compensatory plan, contract or arrangement.

(1)  Incorporated by reference to Form 20-F filed on April 21, 1999.

(2) Incorporated by reference to Form 20-F filed on July 1, 2002.

(3) Incorporated by reference to Form 20-F filed on July 1, 2004.

Exhibit 1.4

Exhibit 4.9

2006 STOCK OPTION PLAN

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

4.

Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of shares of the Corporation's authorized but unissued common shares.  The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 4,927,856 common shares.  If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.

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

7.

Exercise Price

(a)

The exercise price of the shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted.  In no event shall such price be lower than the Market Price or such other minimum price as the Exchange permits in accordance with the policies from time to time.

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

The number of shares reserved for issuance to insiders, at any time, shall not exceed 10% of the issued shares of the Corporation.

The number of shares issued to insiders, within any one year period, shall not exceed 10% of the issued shares of the Corporation.

The number of shares reserved for issuance to any one consultant of the Corporation during any twelve-month period shall not exceed 2% of the issued shares of the Corporation.

The number of shares reserved for issuance to employees and consultants who are engaged or employed in investor relations activities during any twelve-month period shall not exceed in the aggregate 2% of the issued shares of the Corporation.

9.

Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and ~~..~~  12, provided that in no circumstances shall the duration of an option exceed  5 years from the date of grant or the maximum term permitted by the Exchange.

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

(ii)

in the circumstance where the number of shares reserved for issuance by the Board pursuant to the exercise of options granted is greater than 10% of the issued and outstanding shares of the Corporation, in accordance with a vesting schedule .. Unless approved by the Exchange, vesting of options granted shall occur over a period of at least 12 months, and shall vest no more than equally on a quarterly basis.  Having regard to the foregoing minimums, the specific terms of the vesting for individual options shall be as determined by the Board and negotiated with the individual optionee ..

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

Upon the liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding shares of the Corporation to another corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided.  If the Plan and unexercised options shall terminate pursuant to the foregoing sentence, the shares subject to all options granted shall , subject to prior Exchange acceptance, immediately vest and all Participants then entitled to exercise an unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Corporation shall designate, to exercise their options to the full extent not theretofore exercised.

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

MADE by the Board of Directors of the Corporation as evidenced by the signature of the following director duly authorized in that behalf effective April 17, 2006.

CARMANAH TECHNOLOGIES CORPORATION

Per  “ Peeyush K. Varshney”

Name:

Peeyush K. Varshney, LL.B.

Title:

Corporate Secretary

Exhibit 8.2

LIST OF SUBSIDIARIES

As at December 31, 2005

Subsidiary	Jurisdiction of Incorporation

AVVA Technologies, Inc.	Alberta, Canada
Carmanah Signs Inc.	Alberta, Canada
Carmanah Technologies Inc.	British Columbia, Canada and continued to Alberta, Canada
Soltek Powersource Ltd.	British Columbia, Canada and continued to Alberta, Canada

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

Date:  June 15, 2006

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

Date:  June 15, 2006

__________________________________

Praveen Varshney, Chief Financial Officer

(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Carmanah Technologies Corporation (the “Corporation”) on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Art Aylesworth, President and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

“Art Aylesworth”

Date:

June 15, 2006

_________________________________________

Art Aylesworth, President and Chief Executive Officer

(Principal Executive Officer)

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Carmanah Technologies Corporation (the “Corporation”) on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Praveen Varshney, Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

“Praveen Varshney”

Date:

June 15, 2006

__________________________________

Praveen Varshney, Chief Financial Officer

(Principal Financial Officer)