Form 20-F
period 2006-12-31
CARMANAH TECHNOLOGIES CORP
filed 2007-04-24
CIK 1085105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

42,531,592 common shares issued and outstanding.

-i-

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  o  Yes    ☑  No

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

o  Large accelerated filer    ☑  Accelerated filer    o  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

☑  Item 17    o  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.  o  Yes    ☑  No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “US$”.

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K.  THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

-ii-

TABLE OF CONTENTS

GLOSSARY OF TERMS

5

NOTE REGARDING FORWARD-LOOKING STATEMENTS

6

PART I

7

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

7

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

7

ITEM 3.

KEY INFORMATION

7

A.

Selected Financial Data

8

B.

Capitalization and Indebtedness

10

C.

Reasons for the Offer and Use of Proceeds

10

D.

Risk Factors

10

ITEM 4.

INFORMATION ON THE COMPANY

16

A.

History and Development of the Corporation

16

B.

Business Overview

18

C.

Organizational Structure

21

ITEM 4A.

UNRESOLVED STAFF COMMENTS

26

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

26

A.

Operating Results

26

B.

Liquidity and Capital Resources

34

C.

Research and Development, Patents and Licenses, Etc.

36

D.

Trend Information

37

E.

Off-Balance Sheet Arrangements

37

F.

Tabular Disclosure of Contractual Obligations

38

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

38

A.

Directors and Senior Management

38

B.

Compensation

42

C.

Board Practices

45

D.

Employees

48

E.

Share Ownership

49

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

52

A.

Major Shareholders

52

A.1.a

Holdings by Major Shareholders

52

A.2

Canadian Share Ownership

53

A.3

Control of the Corporation

53

A.4

Change in Control Arrangements

54

B.

Related Party Transactions

54

C.

Interests of Experts and Counsel

54

ITEM 8.

FINANCIAL INFORMATION

54

A.

Consolidated Statements and Other Financial Information

54

B.

Significant Changes

55

ITEM 9.

THE OFFER AND LISTING

55

A.

Offer and Listing Details

55

B.

Plan of Distribution

56

C.

Markets

56

D.

Selling Shareholders

57

E.

Dilution

57

F.

Expenses of the Issue

57

ITEM 10.

ADDITIONAL INFORMATION

57

A.

Share Capital

57

B.

Memorandum and Articles of Association

57

-iii-

C.

Material Contracts

60

D.

Exchange Controls

60

E.

Taxation

61

F.

Dividends and Paying Agents

71

G.

Statements by Experts

71

H.

Documents on Display

71

I.

Subsidiary Information

71

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

71

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

72

PART II

73

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

73

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

73

ITEM 15.

CONTROLS AND PROCEDURES

73

ITEM 16.

73

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

73

ITEM 16B.

CODE OF ETHICS

74

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

74

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

75

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

75

PART III

75

ITEM 17.

FINANCIAL STATEMENTS

75

ITEM 18.

FINANCIAL STATEMENTS

75

ITEM 19.

EXHIBITS

75

SIGNATURE

77

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

CTC-US	Carmanah Technologies Corporation (formerly SPS Energy Solutions Inc.) a wholly owned US operating subsidiary of Carmanah Technologies Corporation, incorporated under the laws of Nevada.
Directors	the Directors of Carmanah Technologies Corporation, formerly Andina Development Corporation.
Exchange	means the TSX Venture Exchange Inc., formerly the Canadian Venture Exchange.
GAAP	Generally accepted accounting principles.
ICA	Investments Canada Act.
LED	Light-emitting diodes.
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

On June 21, 2001, the Corporation completed a reverse takeover through the acquisition of CTI and later changed its name to Carmanah Technologies Corporation. See “Item 4. Information on the Company – B. Business Overview.” Except where otherwise indicated, the financial information in this Annual Report gives effect to the reverse takeover accounting principles. CTI is in the business of developing and manufacturing solar-powered LED (light emitting diode) lighting solutions and the sale of related products.

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

The registered and records office of the Corporation is located at 1000 Canterra Tower, 400 Third Avenue S.W., Calgary, AB T2P 4H2

The Corporation has an unlimited number of common shares authorized without par value. As of December 31, 2006, the end of the Corporation’s most recent fiscal year, there were 42,531,592 common shares issued and outstanding.

The Corporation’s common shares trade on the Toronto Stock Exchange under the symbol “CMH”, Berlin and Deutsche Börse AG Exchanges under the trading symbol “QCX” and in the United States, Carmanah’s shares are quoted over-the-counter on the Pinksheet® under the symbol “CMHXF”.

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with Canadian GAAP and reconciled for material measurement differences to U.S. GAAP. Set forth in the following table are selected financial data with respect to the Corporation’s financial condition and results of operation for the years ended December 31, 2006, 2005, 2004, 2003, and 2002. The selected financial and operating information as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006 should be read in conjunction with the financial statements and notes thereto included elsewhere herein and in conjunction with “Item 5 - Operating and Financial Review and Prospects.” The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at Item 17.  The selected financial data as at December 31, 2004, 2003, and 2002 and for the years ended December 31, 2003 and 2002 have been extracted from audited financial statements not included herein.

Fiscal Years ended December 31,
	2006	2005	2004	2003	2002
Revenues
Canadian GAAP	$ 62,445,860	$ 38,729,885	$ 15,895,041	$ 9,220,018	$ 6,468,899
U.S. GAAP	$ 62,445,860	$ 38,729,885	$ 15,895,041	$ 9,220,018	$ 6,468,899
Total Assets
Canadian GAAP	$ 56,048,621	$ 48,792,549	$ 19,866,167	$ 10,673,668	$ 3,790,636
U.S. GAAP	$ 55,916,989	$ 48,644,752	$ 19,745,080	$ 10,596,099	$ 3,774,944
Net Income/(Loss)
Canadian GAAP	$ 134,486	$ 680,962	$ 592,823	$ (126,394)	$ 11,928
U.S. GAAP	$ 246,252	$ 758,064	$ 147,721	$ (818,550)	$ (922,641)

Fiscal Years ended December 31,
	2006	2005	2004	2003	2002
Retained Earnings/(Deficit)
Canadian GAAP	$ 493,064	$ 358,578	$ (322,384)	$ (915,207)	$ (788,813)
U.S. GAAP	$ (1,868,708)	$ (2,114,960)	$ (2,873,024)	$ (3,020,744)	$ (2,202,194)
Shareholders’ Equity
Canadian GAAP	$ 45,398,528	$ 40,423,106	$ 16,610,425	$ 8,388,037	$ 2,518,176
U.S. GAAP	$ 45,266,896	$ 40,275,309	$ 16,489,338	$ 8,310,468	$ 2,502,484
Share capital and contributed surplus
Canadian GAAP	$ 44,905,464	$ 40,064,528	$ 16,932,809	$ 9,222,919	$ 3,282,524
U.S. GAAP	$ 47,135,604	$ 42,390,269	$ 19,362,362	$ 11,250,887	$ 4,704,678
Weighted average number of shares outstanding
Canadian GAAP
Basic	41,696,874	34,187,205	30,116,949	22,826,155	19,650,884
Diluted	42,399,564	35,598,555	32,055,307	22,826,155	19,650,884
U.S. GAAP
Basic	41,696,874	34,187,205	30,116,949	22,826,155	19,650,884
Diluted	42,399,564	35,598,555	32,055,307	22,826,155	19,650,884
Net Income/(Loss) Per Share
Canadian GAAP
Basic and diluted	$ 0.00	$ 0.02	$ 0.02	$ (0.01)	$ 0.00
U.S. GAAP
Basic and diluted	$ 0.01	$ 0.02	$ 0.00	$ (0.04)	$ (0.05)

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

Year Ended December 31,
	2006	2005	2004	2003	2002
Average for Period	US$0.8844	US$0.8254	US$0.7719	US$0.7205	US$0.6370

The high and low exchange rates for each month during the previous six months are as follows:

Month Ended
	March	February	January	December	November	October
	2007	2007	2007	2006	2006	2006
High for Period	US$0.8673	US$0.8631	US$0.8586	US$0.8760	US$0.8869	US$0.8965
Low for Period	US$0.8467	US$0.8437	US$0.8457	US$0.8582	US$0.8715	US$0.8784

As of December 31, 2006, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8582 (US$1.00 = CDN$1.1652).

As of March 30, 2007, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8673 (US$1.00 = CDN$1.1530).

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

Dependence on Key Personnel

The success of the Corporation depends, to a significant extent, upon the efforts and abilities of its senior management team, particularly that of Art Aylesworth, CEO. The loss of any key personnel, or the inability to attract and retain additional skilled employees could have a material adverse effect on the Corporation’s business, operating results and financial condition.

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

The Corporation is negotiating the collection of these advances and received payments of $6,000 (2005 - $8,000; 2004 - $13,000) during the year ended December 31, 2006.

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

Soltek Powersource Ltd.

On July 1, 2005, the Corporation acquired all the issued and outstanding share capital of Soltek Powersource Ltd. (“SPS”), a leading designer, manufacturer and supplier of renewable energy solutions. SPS also offers a range of proprietary solar power and alternative energy systems used by commercial, government and private customers worldwide. The aggregate purchase price including contingent consideration was $13,224,272, comprised initially of $6,000,000 paid in cash from existing funds, $4,090,224 equivalent in common shares and $200,862 in acquisition costs. Additional contingent consideration to the principal vendors of 751,876 common shares valued at $2,631,580 and 300,000 warrants valued at $301,606 was paid since SPS attained specified revenue targets and had earnings before interest, taxes and amortization in excess of 5.5% of revenue for the six month period ending December 31, 2005. The warrants have an exercise price of $2.79 (being the weighted average trading price on June 30, 2005). The shares issued to the principal vendors will be held in a pooling agreement providing for the pro rata release of the shares over a two year period after closing.

The Corporation does not have any commitments for material capital expenditures during the first quarter of 2007. The Corporation expects to incur capital expenditures in the next 12 months, as required to maintain ongoing operations, however, no significant expenditures are anticipated.

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
Transit

i-SIGNALTM solar-powered bus signaling device.

i-STOP® solar-powered bus stop with LED bus signaling, overhead LED security lighting and LED edge-lit schedule illumination.

i-SHELTERTM solar-powered LED lighting systems for shelters and advertising panels.

Aviation	Taxiway edge lighting, runway lighting, obstruction lighting, apron lighting, barricade lighting and emergency lighting.
Roadways	Pedestrian crosswalk signals, school zone flashers, 24 hour roadway beacons, internally-illuminated street-name and traffic signs.
Industrial Worksite	Warning lights, obstruction lights, equipment-marking lights, railway track warning lights, bridge marking lights.
Solar Power Systems
Off-Grid Solar	Telecommunications, oil and gas, mobile, security, residential and recreational solar-power systems.
Grid-Tie Solar	Commercial, residential, building-integrated photovoltaic systems.
LED Illuminated Signs
Point-of-Purchase	Corporate identity, branding, identification, gaming and lottery signs.
Architectural	Directional, way-finding, service, corporate identity signs.

Emerging Secondary Markets

Carmanah’s solar-powered LED and solar power systems technologies are also being applied to for general Illumination applications.

C.

Organizational Structure

As at December 31, 2006, the Corporation has five main locations:

1.

Corporate Head office located in Buildings 3-6, 203 Harbour Road, Victoria, BC, Canada V9A 3S2;

2.

The Company’s primary manufacturing and warehouse facility is located at  Building 300, 770 Enterprise Crescent, Victoria, British Columbia  Canada V8Z 6R4

3.

AVVA and CSI, located at Suite 5-6025 - 12th Street S.E., Calgary, AB T2H 2K1;

4.

Distribution centre for Carmanah’s Solar Power Systems group at Bay 60, 4900 64th Avenue S.E. Calgary, Alberta T2C4V3.

5.

SPS-US, SPS’s wholly owned US subsidiary, located at 360 El Pueblo Suite 101, Scotts Valley, Santa Cruz, CA, USA 95066.

6.

The Company’s sales and warehouse facility for its Solar Power Systems Division is located at #5-556 Bryne Dr., Barrie, ON L4N 9P6

7.

The Company’s UK operations is located at 68 Basepoint Business Centre, Metclaf Way, Crawley, RH11 7XX, United Kingdom.

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

The Corporation operates at the following locations:

1.

Buildings 3-6 – 203 Harbour Rd Victoria BC V9A 3S2 is the address of the Corporation’s administrative headquarters (approximately 22,000 square feet).. The lease expires on August 31, 2011. See map below.

2.

Suite 300 – 770 Enterprise Crescent Victoria BC V8Z 6R4 is the address of the Corporation’s main production facility. This approximate 25,000 square foot facility is leased, with an expiry date of July 1, 2010.  See map below.

3.

Suite 5-6025 - 12th Street S.E., Calgary, AB is the address of AVVA and CSI. This space comprises about 11,485 square feet. The lease expires on September 30, 2009.   See map below.

4.

Bay 60, 4900 64th Ave. S.E. Calgary, Alberta, Canada T2C 4V3, is the address of the Carmanah Power Systems Group , Calgary operations. This space comprises 5,820 square feet. The lease expires in June 2008.  See map below.

5.

360 El Pueblo Suite 101, Scotts Valley, Santa Cruz, CA, USA 95066, is the address of the Carmanah Power Systems Group (formerly SPS), US operations. This space comprises about 7,950 square feet. The lease expires on August 31, 2008. The Corporation is currently up to date with its lease payments.  Total rent for this space is approximately USD$10,600 per month. See map below.

6.

68 Basepoint Business Centre, Metcalf Way, Crawley, RH11 7XX, United Kingdom, is the address of Carmanah’s UK operations. This space comprises about 1,800 square feet. This lease is on a month-to-month basis. The Corporation is currently up to date with its lease payments.  Total rent for this space is approximately $ 8,000 per month. See map below.

7.

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

None.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Corporation as at December 31, 2006 and 2005 and for its last three fiscal years ending December 31, 2006, 2005 and 2004 should be read in conjunction with the audited consolidated financial statements of the Corporation and related notes included herein. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the financial statements to U.S. GAAP is set forth in Note 17 of the audited December 31, 2006 consolidated financial statements included herein at Part IV – Item 17.  Refer to Note 17 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2006, 2005 and 2004 are as follows:

Year Ended December 31, 2006 as compared to Year Ended December 31, 2005

Sales

Carmanah's sales for the year ended December 31, 2006 was $62,446,000, representing an increase of 61% over the same period in 2005 at $38,730,000.  Carmanah’s increase in revenues is attributed to ongoing organic growth as well as to the full-year sales contribution from the Company’s Solar Power Systems Group acquired July 1, 2005.

A summary of revenues from each of Carmanah’s technology groups is as follows:

Sales Summary*	Three Months Ended December 31,		Year Ended December 31,
($ thousands)	2006	2005	2006	2005
Solar LED Lighting Group	$ 6,860	$ 5,645	$ 26,951	$ 18,413
Solar Power Systems Group	8,235	8,687	31,053	15,580
LED Sign Group	1,303	810	4,442	4,736
	$ 16,398	$ 15,142	$ 62,446	$ 38,730

* Group amounts include a proportionate allocation of freight and other revenue based on sales.

Solar LED Lighting Group

Organic sales achieved in 2006 from Carmanah's Solar LED Lighting Group were $26,951,000, representing a 46% increase over the same period in 2005 at $18,413,000.  This group ended the year with a total sales backlog of $1,722,000.  Fourth Quarter 2006 sales were $6,860,000, up $1,215,000 (21.5%) from the same period in 2005.

Sales from the Solar LED Lighting Group were achieved through growth in all vertical markets, as well a number of new product releases.  The Company is seeing an increase in the number of larger orders, signaling more mainstream implementation of its products and technology.

Solar Power Systems Group

Revenues from the Solar Power Systems Group were $31,053,000 for the year ended December 31, 2006, compared to $15,580,000 for the year ended December 31, 2005, which represented six months of consolidated results from July 1, 2005, the acquisition date of SPS.  This group also ended the year with a sales order backlog of $2,209,000.  Fourth Quarter 2006 sales were $8,235,000, down $452,000 (5.2%) from the same period in 2005.

During 2006, Carmanah invested considerable effort into the integration of business processes and personnel, and undertook the implementation of two warehouse relocations.  With these integration and expansion activities completed, this group’s performance is expected to trend positively through 2007, in step with Carmanah’s business plan.

LED Sign Group

Annual revenues from the LED Sign Group were $4,442,000 for 2006, down $294,000 (6.2%) compared with $4,736,000 for 2005.  Fourth Quarter 2006 sales were $1,303,000, up $493,000 (60.9%) from the same period in 2005.

In late 2006, the Company commenced activities to expand its range of LED sign products to include EVENLIT™ Acrylic Light Sheets and LED backlit boxes. These new technologies enable Carmanah to offer a more complete set of solutions to its existing customers.

Cost of Sales and Gross Profit Margin

Cost of sales for the year ended December 31, 2006 was $41,148,000 (65.9% of sales), resulting in a gross profit margin of 34.1%.  In comparison, for the year ended December 31, 2005, the cost of sales was $24,311,000 (62.8% of sales), resulting in a gross profit margin of 37.2%. This shift in overall gross margin from 2005 to 2006 is primarily due to the full-year contribution from the Solar Power Systems Group compared to its six-month contribution in 2005.

Fourth Quarter cost of sales were $10,900,000 resulting in a gross profit margin of 33.5%.

Carmanah offers product solutions to a variety of market sectors at various gross profit margins.  The blended gross profit margin is significantly affected by the ratio of sales contributed by the various technological groups, by the product mix sold, as well as the related market sector.

Wages and Benefits

For the year ended December 31, 2006, wages and benefit expense was $9,996,000, compared with $6,843,000 for the same period in 2005.  Approximately one half of this increase was due to the full-year impact of the acquisition of Soltek Powersource Ltd.  Other contributing factors were additional commissions due to increase in sales ($0.6 million), increased stock-based compensation expense ($1.0 million) and an overall increase in sales, marketing, finance and administration staff to support corporate growth.

As a percentage of sales, total wages and benefits for the year ended December 31, 2006 were 16%, down from 17.7% for the same period in 2005.

Office and Administration

Office and administration expenses for the year ended December 31, 2006, were $4,136,000 compared to $2,787,000 for the same period in 2005.  This increase is the result of additional public company costs for professional fees, as well as regulatory and listing fees as a result of a transfer from TSX Venture Exchange to TSX Toronto Stock Exchange.  Other contributors to the increase in 2006 were primarily overall growth in facilities and related resources, namely:

•

The full year costs of the four sub-assembly and warehouse operations of the Solar Power Systems Group (compared to six months in 2005);

•

The expansion into Carmanah's new 25,185 square foot Victoria-based warehouse facility in late 2005, and subsequent 5,200 square foot addition in September, 2006;

•

The expansion of its Calgary warehouse facility for Solar Power products in June 2006 from 5,800 square feet to 11,729 square feet.

The facility expansions have increased rent, general office, administration and information technology expenses.  However, as a percentage of sales, office and administration expenses for the year ended December 31, 2006 were 6.6%, down from 7.2% for the same period in 2005.

Sales and Marketing

Sales and marketing expenses for the year ended December 31, 2006 were $2,365,000, compared to $1,775,000 for the same period in 2005. This increase is due to additional sales and marketing activities for new and existing product lines, including full year costs of expanding its sales and marketing efforts in support of the Solar Power Systems Group’s customers and verticals.

Sales and marketing expenses for the year ended December 31, 2006 were 3.8% of total sales, down from 4.6% for the same period in 2005.

Research and Development

For the year ended December 31, 2006, research and development expenses were $2,164,000 (net of $1,255,000 SR&ED investment tax credits), compared with $904,000 (net of $621,000 SR&ED investment tax credits) for the same period in 2005.  The SR&ED investment tax credits were the result of credits generated from scientific research and experimental development expenses, and they are recoverable as an offset to income taxes payable on taxable income.

Carmanah’s gross research and development expenses for the year ended December 31, 2006 were $3,419,000, a significant increase of $1,894,000 over the same period in 2005 at $1,525,000.   Approximately one-half of this increase is due to development of the new “long range” solar LED Lighting products for both the Marine and Aviation vertical markets. This investment included expanded LED optics and ultra low power consumption radio communications systems that will provide benefits for all solar LED Lighting products in the future.  These developments are significant advances for the Company and will form clear competitive advantages for its products in the future.   This investment in development is targeting market opportunities of greater significance than any previously pursued.  The balance of the increase in research and development expenses is due to initiation of additional new product development and enhancements for the Solar LED Group, the full year impact of the Solar Power Systems Group acquisition, as well as research and development towards cost reduction initiatives and outsourcing.

While all other sales, administrative and general expenses declined as a percentage of sales in 2006 compared to 2005, net research and development expenses increased to 3.5% compared with 2.3% in 2005.

Income Tax

Income tax expense for the year ended December 31, 2006 was $1,204,000.  This amount is comprised of current tax expense of $1,720,000 less future income tax recovery of $516,000.

Approximately $1.3 million of the current tax expense represents tax credits that were used during the year, usage of which is offset against gross research and development expense.  The balance of differences relative to the statutory rate is primarily related to non-deductible stock-based compensation.  The future income tax recovery of $516,000 reflects the increase in net future tax assets resulting primarily from the deferral of the available SR&ED deductions.  Cash taxes for 2006 are approximately $465,000 and relate to the Company’s U.S operations.

Earnings

Non-GAAP measures – the Company uses certain non-GAAP measures because they are meaningful measures in assisting management in assessing its operating results and financial performance.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  One such non-GAAP measure used for assessing financial performance is earnings before interest, taxes and amortization (EBITA).

EBITA Reconciliation	Three Months Ended December 31,		Year Ended December 31,
($ thousands)	2006	2005	2006	2005
Net earnings – as reported	$ (302)	$ (191)	$ 134	$ 681
Add back (deduct):
Interest Income	(23)	(44)	(183)	(158)
Income taxes	307	348	1,204	576
Amortization of equipment and leaseholds	277	215	877	575
Amortization of intangibles	77	84	267	150
EBITA	$ 336	$ 412	$ 2,299	$ 1,824

EBITA was $2,299,000 for the year ended December 31, 2006, representing an increase of 26% over the same period in 2005 at $1,824,000.

Earnings before tax (EBT) was $1,339,000 in 2006, representing an increase of 7% over the same period in 2005 at $1,257,000.  Despite an increase in pre-tax income, net income for 2006 declined to $134,000, as compared to $681,000 for the same period in 2005.  This decrease is due to the high rate of income tax expense applied to the pre-tax income described above.

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

For the year ended December 31,	2005	2004
($ in thousands)
Net earnings – as reported	$681	$593
Add back:
Interest income	(158)	(126)
Income taxes	576	114
Amortization of equipment and leaseholds	575	400
Amortization of intangibles	150	41
EBITA	$1,824	$1,022

Critical Accounting Estimates

Warranty Reserve

The Company calculates a warranty reserve for future returns of products currently sold, as per the terms of the Company’s Warranty.   An updated review of historical return rates is completed at each quarter, and is used in determining an estimate return rate in future, to which a provision is calculated and booked.  If warranty costs are greater or less than anticipated by the Company, adjustments to the warranty provision would be made as a charge or credit to income in the period that the adjustment to the warranty provision is made.  Warranty balances have increased in proportion to the increase in sales. There was no significant change in return rates in fiscal 2006.

Intangibles and Goodwill

Intangible assets, comprised of customer lists and relationships, and goodwill were acquired on the acquisition of AVVA Light Corporation and Carmanah Technologies Corporation (formerly Soltek Powersource Ltd.).  At least annually, the Company reviews the carrying value of its intangible assets and goodwill for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, the Company would record this impairment in the earnings of the current period.  There was no goodwill or intangible impairment recorded in fiscal 2006 or 2005.

In addition, the Company estimates the useful life of customer lists and relationships in determining the amortization period for these intangibles.

B.

Liquidity and Capital Resources

Carmanah's net cash, cash equivalents, and short-term investments at December 31, 2006 were $2,335,000, compared to $11,662,000 at December 31, 2005.

The Company reported net working capital of $27,315,000 (current ratio of 3.6:1) at December 31, 2006 compared with $26,332,000 (current ratio of 5.4:1) at December 31, 2005.

Net cash usage from operations for the year ended December 31, 2006 was $8,449,000.  This is due primarily to increases in inventory levels through 2006, specifically:

•

Approximately $4 million in solar panel inventory as a result of aggressive purchasing to manage short term supply risk in the module market in 2006;

•

An additional $2.5 million in component inventory as a result of new product introduction in 2006.

•

Increases resulting from overall sales growth

Management made the decision in 2006 to invest in inventory to support short term supply problems and to support a wide range of new product introductions.  Management is now focused on returning inventory to more normalized levels.

During the year ended December 31, 2006, Carmanah also invested $1,920,000 in leasehold improvements and equipment related to setup and completion of the Company's new production and warehousing facility, as well as to improvements to its head office facility.  These projects were effectively completed by the end of Q2 2006.  These improvements have prepared Carmanah's facilities for the anticipated growth over the next two years.

As per the December 2005 financing, Management advised that funds raised would be primarily used for significant infrastructure improvements, as well as pro-active inventory investment related to potential supply-side challenges in the photovoltaics market.  With the availability of dollars to invest in inventory, Management was able to negotiate favorable supply contracts, providing benefits through to the end of 2007.

Carmanah has credit facilities with the Royal Bank of Canada, which include demand operating loans and revolving term loans to a combined maximum of $12,500,000 (2005 - $9,800,000).  Interest on operating and term loan facilities are at prime plus 0.125%.  These credit facilities are secured by general security agreements.  At December 31, 2006, the Company had drawn $1,915,000 on these facilities.

At December 31, 2006, the Company had the following commitments for premises and equipment:

						After
	Total	1 year	2-3 years	4-5 years	5 years
Lease commitments	$3,509,949	$1,036,477	$1,733,424	$740,048	$	Nil
Obligations under capital lease	12,854	Nil	12,854	Nil		Nil
Total	$3,522,803	$1,036,477	$1,746,278	$740,048	$	Nil

The Company generated cash flows from operations of $1,849,998 before changes in non-cash working capital for the year ended December 31, 2006 as compared to $1,395,958 during 2005.  Cash flows during the year came from net income of $134,486 and non-cash items totaling $1,715,512.  Net changes in non-cash working capital items utilized cash of $10,298,589 for the year ended December 31, 2006, bringing cash utilized for operating activities to $8,448,591.

During the year ended December 31, 2006, the Company utilized $1,919,659 of its cash for leasehold improvements and purchase of computers and office equipment, utilized $86,500 of its cash for the purchase of intangible assets, and redeemed $8,280,000 in short-term investments.

During the year ended December 31, 2006, the Company raised an aggregate of $1,150,067 from various exercises of stock options.

During the year ended December 31, 2006, the Company utilized $22,127 of its cash to make principal payments on its obligations under capital leases.

The Company believes that its cash and cash equivalents, short-term investments and cash from improved operations going forward will be sufficient to satisfy its immediate and future operating cash requirements.

The other sources of funds potentially available to the Company are through the exercise of 3,453,082 outstanding stock options which expire between June 13, 2007 to December 18, 2011 and 300,000 outstanding warrants which expire on June 30, 2010.

C.

Research and Development, Patents and Licenses, Etc.

At the present time Carmanah has eleven proprietary technologies that it has protected, or is in the process of protecting, through patent procedures. All eleven technologies relate to Carmanah’s core technology of solar-powered LED lighting. The inventors on the various patents vary, but all patents have been assigned to Carmanah Technologies Inc.

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

The fourth proprietary technology relates to a method of doming solar panels and integrating them into the lighting product. It specifically identifies three highways products in which this doming process is used. This patent is filed as a Patent Cooperation Treaty (PCT) International Application serial number PCT/CA02/00574  “Potted Domed Solar Panel Capsule and Traffic Warning Lamps Incorporating Same”, April 22, 2002. A US application for this invention has been published US 2006/0076047 A1.

The fifth proprietary technology relates to providing solar-powered lighting at bus stops. A PCT application (PCT/CA2003/001457) was filed on September 24, 2003. This has since become a granted patent in the United Kingdom (GB2410368) and a published US application (US 2006/0120068 A1).

The sixth proprietary technology relates to a solar powered wireless crosswalk warning system. Both a US and Canadian patent were applied for. The US application was filed on November 24, 2004 and has been published as US 2005/0128105 A1.

The seventh proprietary technology relates to a public transportation signaling device. Carmanah purchased two US patents (6,355,989 and 6,621,177) on March 23, 2004.

The eighth proprietary technology relates to solar powered LED illuminated signage. Two US applications have been filed and published, specifically US 2006/0291241 A1 and US 2006/0289054 A1.

The ninth proprietary technology relates to software algorithms and electronic circuitry to optimize solar power collection and storage. A US application was filed on April 6, 2006.

The tenth proprietary technology relates to the assignment of group identities to remote controlled airfield lights. A provisional US application was filed on April 10, 2006.

The eleventh proprietary technology relates to a reflective optical element used in Carmanah’s new marine and aviation lights. A US application was filed June 21, 2006 and is now published as US 2006/0291209 A1.

Carmanah has trademark protection in Canada and the U.S. for solar powered lighting.

Management believes that its current proprietary rights are sufficient to carry on its research and development activities for new lighting products, as currently contemplated.  Despite efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of its technology or to obtain and use information that Carmanah regards as proprietary.  The policing of unauthorized use of any intellectual property is difficult and the extent of any such piracy is difficult to determine.  The laws of some foreign countries do not protect proprietary rights as fully as do the laws of Canada and the United States.  There can be no assurance that Carmanah’s efforts to protect proprietary rights in Canada and the United States or abroad will be adequate or that competition will not independently develop similar technology.

Carmanah is not aware that it is infringing any proprietary rights of third parties, although it cannot assure investors that third parties will not claim that it has infringed their intellectual property rights.  Carmanah may experience infringement claims in the future as the number of products and competitors in this industry segment grows and the functionality or products in different industry segments overlap.  Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays, or require Carmanah to enter into royalty or licensing agreements.  Such royalty or licensing agreements, if required, may not be available on acceptable terms to the Corporation, if at all.  In the event of successful claim of patent infringement against Carmanah that impacted its ability to license the infringed or similar technology, the business, operating results and financial condition of CTI would be materially adversely affected.

During the year ended December 31, 2006, the Corporation spent $2,163,667 (2005 - $903,723; 2004 - $959,842) for research and development, net of SRED Investment Tax Credits of $1,255,083, $620,935, and $316,000, respectively. The SRED Investment Tax Credits were the result of credits generated from scientific research and development expenses, and are recoverable as an offset to income taxes payable on taxable income.

D.

Trend Information

Changes in the relative value of the US dollar can significantly impact the Corporation’s top line revenues. As a result, the company may periodically enter into foreign exchange hedge contracts.  The company will also sell in alternate currencies, and monitor the US dollar when preparing fixed price quotes. The Corporation had no outstanding hedge contracts at December 31, 2006 or December 31, 2005 .

E.

Off-Balance Sheet Arrangements

The Corporation does not utilize off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The following table outlines the Corporation’s contractual obligations as at December 31, 2006:

						After
	Total	1 year	2-3 years	4-5 years	5 years
Lease commitments (1)	$3,509,949	$1,036,477	$1,733,424	$740,048	$	Nil
Obligations under capital lease	12,854	Nil	12,854	Nil		Nil
Total	$3,522,803	$1,036,477	$1,746,278	$740,048	$	Nil

 (1) The Corporation has entered into operating lease agreements for rental of premises and equipment.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of the Directors and senior officers of the Corporation as at December 31, 2006 and as at the date of this Form 20-F, their municipalities of residence, their current positions with the Corporation and their principal occupations during the past five years. All of the Directors are residents of Canada.

Directors were elected at the last Annual General Meeting held on May 25, 2006 and/or appointed to fill any vacancy created on the Board, and serve until the next Annual General Meeting of Shareholders, or until their successors are appointed.  Officers are appointed by the Board and serve at the pleasure of the Board.

Name, Age and Residence	Position(s) with the Corporation	Terms of the Various Offices Held
Art Aylesworth Age: 54 Victoria, B.C. Canada	Director, President and Chief Executive Officer

Director, President and Chief Executive Officer of the Corporation since June 20, 2001.

President & CEO of Carmanah Technologies Corporation since June 20, 2001; President & CEO of Carmanah Technologies Inc.(4) from May, 2000 to December 31, 2005; CEO of Carmanah Signs Inc. (5) (formerly AVVA Light Corp. (6)) from October 1, 2003 to December 31, 2005.

Name, Age and Residence	Position(s) with the Corporation	Terms of the Various Offices Held
Divesh Sisodraker (1) (2) Age: 38 North Vancouver, BC Canada	Director

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

Mark Komonoski Age: 46 Calgary, AB SW Canada	Director

Director of the Corporation since October 1, 2003.

President & Director of AVVA Technologies Inc. (6)  from September 1993 to March 1997; Since 1999, President of TradeMark Equity Marketing Inc., a venture capital public company development firm.

Name, Age and Residence	Position(s) with the Corporation	Terms of the Various Offices Held
Praveen K. Varshney (1) (3) Age: 42 Vancouver, B.C. Canada	Director and Chief Financial Officer

Director of the Corporation since May 21, 1996; Director and Secretary of the Corporation from May 21, 1996 to January 30, 2000; President, Chief Executive Officer, Chief Financial Officer and Director of the Corporation from January 31, 2000 to June 19, 2001.

Chartered Accountant; Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from August, 1991 to December 31, 1999; Partner, Varshney Chowdhry & Co., Chartered Accountants, between May 1993 and September 1995; currently a director and or officer of several publicly traded companies, such as, Afrasia Mineral Fields Inc., Camphor Ventures Inc., Garnet Point Resources Corp., JER Envirotech International Corp. and Northern Canadian Minerals Inc.

Kelly Edmison (1) (2) Age: 55 Vancouver, B.C. Canada	Director

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

Name, Age and Residence	Position(s) with the Corporation	Terms of the Various Offices Held
Peeyush Varshney (3) Age: 40 Vancouver, B.C. Canada	Corporate Secretary

Secretary of the Corporation since January 31, 2000; Director of the Corporation from January 31, 2000 to June 18, 2001.

Barrister and Solicitor; Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from July, 1996 to December 31, 1999; currently a director and or officer of several publicly traded companies, such as, Afrasia Mineral Fields Inc., Avigo Resources Corp., Camphor Ventures Inc., Garnet Point Resources Corp., JER Envirotech International Corp., Mantle Resources Inc., Minaean International Corp., MVE Capital Corp. and Northern Canadian Minerals Inc.

David Egles Age: 49 Victoria, B.C. Canada	Director	Director and Senior Vice President, Business Strategies, of Carmanah Technologies Corporation since July 1, 2005. Director and President of Soltek Powersource Ltd.(7) from 1988 – 2005.
David Green (2) Age: 59 Victoria, B.C. Canada	Chairman & Director

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

B.

Compensation

The aggregate amount of compensation paid by the Corporation during the fiscal year ended December 31, 2006, to all Directors and the Corporation’s officers, as a group, for services in all capacities was approximately $803,000 (2005 - $606,750; 2004 - $503,000).

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

(c)

each of the Corporation’s three most highly compensated executive officers, other than the CEO and CFO, who was serving as an executive officer at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 (US$128,733 @ $1.1652) per year; and

(d)

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

As at December 31, 2006, the end of the most recently completed fiscal year of the Corporation, the Corporation had two Named Executive Officers, whose names and positions held within the Corporation are set out in the summary of compensation table below.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Art Aylesworth President, CEO, & Director	2006 2005 2004	$220,000 $200,000 $200,000	Nil Nil Nil	Nil Nil Nil	Nil 500,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Praveen Varshney CFO & Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$140,000 (1)(2) $135,000 (1)(2) $120,000 (1)	115,000 15,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1)

Pursuant to an advisory agreement dated June 20, 2001, between the Corporation and Varshney Capital Corp. (“VCC”), the Corporation paid an aggregate of $120,000, being $10,000 per month to VCC during the fiscal year ended December 31, 2006. VCC is a B.C. private company of which Praveen Varshney, Chief Financial Officer and a director of the Corporation, and Peeyush Varshney, Corporate Secretary of the Corporation, are directors. VCC is also partially owned by Peeyush Varshney.

(2)

The Corporation paid director’s fee of an aggregate of $20,000, being $5,000 per quarter to OM Management, a company wholly owned by Praveen Varshney.

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

Name	Securities Under Options/SARs Granted (#)	Percent of Total Options/SAR Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Praveen Varshney	15,000 100,000	1% 6%	$3.03 $2.80	$3.03 $2.80	July 4, 2011 October 12, 2011

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the

Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable (2)
Art Aylesworth	Nil	$Nil	400,000 / 400,000	$525,000 / $Nil
Praveen Varshney	125,000	$381,250	15,000 / 115,000	$Nil / $15,000

(1)

Based on the difference between the option exercise price and the closing market price of the Corporation’s shares on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.  The closing market price of the Corporation’s shares as at December 31, 2006, (ie. fiscal year end) was $2.95.

Option and SAR Repricings

There were no options repriced for the Named Executive Officers during the fiscal year ended December 31, 2006.

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

Effective January 1, 2006, the Corporation completed a new employment agreement with its existing CEO, Mr. Art Aylesworth to be Chief Executive Officer for a further term of 3 years.  Mr. Aylesworth was previously employed pursuant to an employment agreement dated January 1, 2004 as the Corporation’s Chief Executive Officer at a base annual salary of $200,000.  The compensation payable to Mr. Aylesworth under the new agreement is comprised of the following:

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

Praveen Varshney, C.A.

Pursuant to an advisory agreement dated June 20, 2001, between the Corporation and Varshney Capital Corp. (“VCC”), the Corporation agreed to pay monthly fees of $10,000 to VCC for a term of three years. The agreement was renewed on May 4, 2004 for another year and expired on June 30, 2005, after which the Corporation continued to pay fees of $10,000 to VCC on a month to month basis. During the fiscal year ended December 31, 2006, the Corporation paid an aggregate of $120,000 to VCC.

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

The Corporation’s Board, which is responsible for supervising the management of the business and affairs of the Corporation, is comprised of David Green, Art Aylesworth, Praveen Varshney, Kelly Edmison, Mark Komonoski, Dave Egles and Divesh Sisodraker.

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

Kelly Edmison is President and CEO of Pender Financial Group Corporation, a Vancouver based merchant bask focused on the technology sector.  Prior to Joining Pender, Mr. Edmsion practiced commercial laws for over 20 years.  Mr. Edmison is a director and executive officer of various public companies and currently serves on the board/audit committee of Icron Technologies Corporation and IP Applications Corp. which are listed on the TSX Venture Exchange.

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

Report on Executive Compensation

The Corporation’s compensation policy consists of base salary, discretionary cash incentives (by way of bonuses) and incentive stock options. The compensation payable to Mr. Aylesworth is governed by the written employment agreements referred to above. The compensation payable to Mr. Varshney is based on the advisory agreement with VCC referred to above.

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

In 2006, a new employment contract was entered into by the Corporation with the Chief Executive Officer. This employment contract was reviewed by the Compensation Committee and approved by the Board of Directors. The Corporation expects that changes to the base salary and any annual bonuses for the other executive officers will continue to be submitted to the Compensation Committee and to the Board for review and approval.

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

Compensation of Directors

Effective April 1, 2005, each director of the Corporation who is not an employee is entitled to an annual retainer as follows:

Base compensation:

•

$15,000

•

15,000 options

Committee members:

•

$5,000 additional

Chair of committees:

•

$10,000 additional

Chairman of the Board:

•

$65,000 additional

During the fiscal year ended December 31, 2006, Messrs. Green, Sisodraker, Edmison and Varshney received $15,000 each for acting as directors of the Corporation. In addition, Messrs. Green and Varshney received $5,000 for being a member of the audit committee, Mr. Green received $65,000 as Chairman of the Board, Mr. Edmison received $10,000 as chairman of the compensation committee and Mr. Sisodraker received $14,583 as chairman of the audit committee. During the fiscal year ended December 31, 2006, the Corporation also granted 15,000 options to each of Messrs. Green, Varshney, Edmison and Sisodraker at $3.03 per share.

Directors’ and Officers’ Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance in the principal amount of $10,000,000. The premium payable for the insurance during the period from February 15, 2006 to February 15, 2007 was $27,580. The insurance policy provides that the Corporation is liable for the initial $25,000 for each loss claimed.

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

D.

Employees

As at December 31, 2006, Carmanah had a staff of 200 full-time employees, including 29 in research and engineering, 78 in manufacturing (including 2 in UK operations), 50 in sales and marketing (including 1 in UK operations), and 43 in finance, information technology, administration and human resources. Carmanah operates out of three buildings comprising a total of approximately 40,000 square feet, at the Pacific Marine Technology Centre, Victoria, British Columbia, Canada.

As at December 31, 2006, CSI had a staff of 37 full-time employees, including 26 in manufacturing, 6 in sales and marketing and 5 in administration. CSI operates out of a building comprising a total of approximately 10,000 square feet, at #5 – 6025 12th Street SE, Calgary, Alberta, Canada.

As at December 31, 2006, CTC-US had a staff of 9 full-time employees, including 6 in sales and marketing, 1 in administration and 2 in manufacturing and operations.

None of the Corporation’s employees is represented by a labor union and the Corporation believes its employee relations to be excellent.

E.

Share Ownership

The following list indicates the number of shares held beneficially by current Directors and Officers of the Corporation as at March 30, 2007 and the corresponding percentage of the Corporation’s issued capital such shares represent:

	Title of Class	Amount and Nature of Beneficial Ownership (8)	Percent of Class (7) (8)
David Green	Common Stock	2,461,070 (1)	5.79%
Art Aylesworth	Common Stock	1,280,258 (2)	3.01%
Praveen K. Varshney	Common Stock	367,600 (3)	0.86%
Kelly Edmison	Common Stock	136,332 (4)	0.32%
Mark Komonoski	Common Stock	180,000 (5)	0.42%
Dave Egles	Common Stock	538,721(6)	1.27%
Divesh Sisodraker	Common Stock	15,000(7)	0.04%
Peeyush Varshney	Common Stock	113,866(8)	0.27%
All executive officers and directors as a group (8 persons)		5,092,847 (9)	11.98%

(1)

2,402,177 shares are held beneficially through Carmanah Management Corporation, a private company owned by David Green; 30,000 of these shares are represented by stock options.

(2)

800,000 of these shares are represented by stock options. 125,000 shares are held beneficially through Convertech Solutions, a private company partially owned by Art Aylesworth.

(3)

130,000 of these shares are represented by stock options.

(4)

23,000 shares are held beneficially through Arbutus Family Holdings Limited; 73,332 shares are represented by stock options.

(5)

175,000 shares are represented by stock options.

(6)

50,000 of these shares are represented by stock options.

(7)

15,000 of these shares are represented by stock options.

(8)

30,000 of these shares are represented by stock options.

(9)

Based on 42,538,842 shares outstanding at March 30, 2007.

(10)

1,303,332 shares are represented by stock options.

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

As at December 31, 2006, the following directors’ and employees’ stock options to purchase a total of 3,453,082 common shares of the Corporation were outstanding:

	Options outstanding			Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	exercisable at	average
	December 31,	contractual	exercise	December 31,	exercise
Range of exercise prices	2006	life	price	2006	price
		(years)
$0.75 to $1.99	551,832	1.56	$1.03	527,769	$1.03
$2.00 to $2.99	1,200,250	3.71	2.81	783,163	2.78
$3.00 to $3.80	1,701,000	3.28	4.09	515,673	3.26
	3,453,082	3.55	$2.76	1,826,605	$2.41

As at the date of this Annual Report, 1,303,332 stock options were allocated to directors and executive officers of the Corporation as follows:

Name of Director/Officer	Number	Exercise Price	Expiration Date
Art Aylesworth	300,000	$1.20	November 10, 2008
Art Aylesworth	500,000	$3.42	December 9, 2010
David Green	15,000	$3.00	May 27, 2010
David Green	15,000	$3.03	July 4, 2011
Praveen Varshney	15,000	$3.00	May 27, 2010
Praveen Varshney	15,000	$3.03	July 4, 2011
Praveen Varshney	100,000	$2.80	October 12, 2011
Kelly Edmison	43,332	$0.75	June 13, 2007
Kelly Edmison	15,000	$3.00	May 27, 2010
Kelly Edmison	15,000	$3.03	July 4, 2011
Peeyush Varshney	15,000	$3.00	May 27, 2010
Peeyush Varshney	15,000	$3.03	July 4, 2011
Mark Komonoski	50,000	$2.75	November 12, 2009
Mark Komonoski	25,000	$3.00	July 21, 2010
Mark Komonoski	50,000	$3.42	December 9, 2010
Mark Komonoski	50,000	$2.98	September 5, 2011
Dave Egles	50,000	$3.03	July 4, 2011
Divesh Sisodraker	15,000	$3.03	July 4, 2011

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

A.1.a

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to the Corporation to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Corporation as at March 30, 2007:

Identity of Person or Group	Type of Ownership	Amount and Nature of Beneficial Ownership	Percent of Class (2)
David Green	Direct & Indirect	2,461,070 (1)	5.79%

(1)

2,402,177 shares are held beneficially through Carmanah Management Corporation, a private company owned by David Green; 30,000 of these shares are represented by stock options.

(1)

Based on 42,538,842 shares outstanding at March 30, 2007.

A.2

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at March 30, 2007:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada
104	60	41,422,350	97.38%

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

U.S. Share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at March 30, 2007:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
104	39	903,367	2.12%

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

1.

Praveen Varshney and Peeyush Varshney are directors of VCC, and Peeyush Varshney is a controlling shareholder of VCC. During fiscal 2006, the Corporation paid VCC management fees of $120,000 (2005 - $120,000; 2004 - $120,000). VCC is in the business of providing management services to public companies. See B. Compensation – Corporate Advisory Agreement – Varshney Capital Corp.

2.

During fiscal 2006, the Corporation paid $69,673 (2005 - $64,735; 2004 - $83,000) for research and development services to David Green, Chairman of the Corporation.

3.

During fiscal 2006, the Corporation paid $29,944 (2005 - $24,312; 2004 - $nil) for rent to a company controlled by Dave Egles, an officer of the Corporation

The Corporation believes that the terms of the transaction were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Attached hereto are the Corporation’s consolidated audited financial statements, consisting of consolidated balance sheets as at December 31, 2006 and 2005, and consolidated statements of operations and retained earnings (deficit), and cash flows for each of the years in the three-year period ended December 31, 2006 along with related notes and the Report of Independent Registered Public Accounting Firm.  See “Item 17. Financial Statements.”

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

The following table sets forth the reported high and low prices in Canadian funds for the Corporation’s common shares on the Exchange for (a) the most recent six months; (b) each quarterly period for the past two fiscal years and for the first quarter of 2006, and (c) the five most recent fiscal years:

	High	Low
Monthly Stock Prices
March 2007	$ 3.48	$ 2.98
February 2007	$ 3.48	$ 3.20
January 2007	$ 3.49	$ 2.92
December 2006	$ 3.06	$ 2.89
November 2006	$ 3.53	$ 2.90
October 2006	$ 3.60	$ 2.63
Quarterly Stock Prices
Fiscal 2007
First Quarter	$ 3.49	$ 2.92
Fiscal 2006

First Quarter	$ 4.05	$ 3.36
Second Quarter	$ 3.90	$ 2.88
Third Quarter	$ 3.50	$ 2.62
Fourth Quarter	$ 3.60	$ 2.63
Fiscal 2005
Fourth Quarter	$ 3.80	$ 3.15
Third Quarter	$ 3.68	$ 2.83
Second Quarter	$ 2.95	$ 2.50
First Quarter	$ 3.04	$ 2.50
Annual Stock Prices
Fiscal 2006	$ 4.05	$ 2.62
Fiscal 2005	$ 3.80	$ 2.50
Fiscal 2004	$ 3.22	$ 1.57
Fiscal 2003	$ 1.55	$ 0.76
Fiscal 2002	$ 0.90	$ 0.45

The closing price of the Corporation’s shares on the Exchange was $2.95 on December 29, 2006 and $3.02 on March 30, 2007.

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

Common Shares

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value of which, as at December 31, 2006, 42,531,592 shares are issued and outstanding as fully paid and non-assessable, 3,453,082 shares are reserved under directors’, employees and management stock options (see “Item 6E. Directors, Senior Management and Employees – Share Ownership – Stock Options”) and 300,000 common shares are reserved pursuant to the exercise of previously issued warrants. The holders of the common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

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

The Investment Canada Act (the “ICA”), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise.  In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase),  the assets of the business are $5 million or more in value; or  (ii)  in the case of an indirect acquisition  ( for example,  the acquisition of the foreign parent of the Canadian business)  where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value.  Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

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

The Corporation may be a Passive Foreign Investment Company

General Discussion.  Management of the Corporation believes that it qualified as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended December 31, 2001 and may have qualified as a PFIC in prior years.  The Corporation may or may not have qualified as a PFIC in subsequent years due to changes in its assets and business operations.  However, there can be no assurance that the Corporation will not be considered a PFIC, for the fiscal year ended December 31, 2006, and may qualify as a PFIC in subsequent years.  This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by the Corporation.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

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

The Corporation has evaluated its exposure to foreign currency risk and has determined that while it has a degree of exposure to the Euro and British pound, its most significant operating exposure to foreign currencies at this time is to the U.S. dollar. In certain historical periods, the weakening of the U.S. dollar has negatively affected the Corporation’s revenues.  Sensitivity analysis used to analyze the effect of foreign currency fluctuations indicates that a $0.01 change in the value of the U.S. dollar relative to the Canadian dollar would affect revenues by approximately 0.5%.  The effect on gross profit is less since a significant portion of product costs are denominated in U.S. dollars. Foreign exchange gains recognized in the determination of net earnings for the year were $262,536 (2005 - $122,462; 2004 - $30,850).

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

While interest income on the Corporation’s cash, cash equivalents, and short-term investments is subject to interest rate fluctuations, the Corporation believes that the impact of these fluctuations does not have a material effect on its financial position due to the short-term nature of these financial instruments. The Corporation’s interest income and interest expense are most sensitive to the general level of interest rates in Canada. Sensitivity analysis is used to measure the Corporation’s interest rate risk. Based on analysis of the Corporation’s balances as of December 31, 2006, a 100 basis-point adverse change in interest rates would not have a material effect on its consolidated financial position, results of operation, or cash flows.

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

Internal Controls Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and US GAAP. Management has reviewed these controls and concluded that the design of internal controls over financial reporting is effective as of December 31, 2006 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes. Management is not aware of any material weaknesses in internal controals.  There has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Chartered Accountants (“KPMG”), are the independent auditors of the Corporation and examined the financial statements of the Corporation for the fiscal years ending December 31, 2006, 2005, and 2004. KPMG performed the services listed below and were paid the corresponding fees for the fiscal years ended December 31, 2006 and 2005.

Financial Year Ending	Audit Fees	Audit Related Fees(1)	Tax Fees	All Other Fees
December 31, 2006	$202,270	$Nil	$14,800	$Nil
December 31, 2005	$151,307	$43,328	$20,252	$Nil

During the fiscal years ended December 31, 2006 and December 31, 2005, KPMG did not bill for any products or services other than as described above.

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

There were no fees in 2006 or 2005 that were not pre-approved by the audit committee. All services described above under the captions “Audit Fees and Audit Related Fees” and “Tax Fees” and “All Other Fees” were approved by the audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

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

Financial Statements
Report of Independent Public Accounting Firm dated February 21, 2007.
Consolidated Balance Sheets at December 31, 2006 and 2005.
Consolidated Statements of Operations and Retained Earnings (Deficit) for each of the years in the three-year period ended December 31, 2006.
Consolidated Statements of Cash Flows for each of the years in the three-year period ended December 31, 2006.
Notes to Consolidated Financial Statements for each of the years in the three-year period ended December 31, 2006.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

Exhibit Number	Description
1.1 (1)	Articles of Andina Development Corporation dated March 26, 1996.
1.2 (1)	Certificate of Incorporation for Andina Development Corporation dated March 26, 1996.
1.3 (1)	By-law effective May 21, 1996, relating generally to the transaction of the business and affairs of Andina Development Corporation.
1.4 (2)	Certificate of Amendment and Registration of Restated Articles of Carmanah Technologies Corporation dated June 19, 2001.
1.4 (4)	Certificate of Amalgamation pursuant to the Business Corporations Act of Alberta and Registration Statement of Carmanah Technologies Corporation dated January 1, 2006.
4.1 (1)	Stock Option Plan dated May 21, 1996.
4.2 (2)	Stock Option Plan dated May 10, 2001.
4.3 (2)	Corporate Advisory Agreement between Varshney Capital Corp. and Carmanah Technologies Corporation dated June 20, 2001.
4.4 (3)	Amended Stock Option Plan dated April 15, 2004.
4.5 (3)	Amended Stock Option Plan dated April 20, 2005.

4.6 (3)	Amalgamation Agreement dated August 27, 2003 among Carmanah Technologies Corporation, AVVA Technologies Inc. and 1057614 Alberta Ltd.
4.7 (3)	Lease agreement between the Corporation of the City of Victoria and Carmanah Holdings Ltd. Dated September 1, 1994.
4.8 (3)	Lease agreement between AVVA and Airstate Ltd. dated August 26, 1998.
4.9 (4)	Amended Stock Option Plan dated April 17, 2006.
8.1 (3)	List of subsidiaries
8.2 (4)	List of subsidiaries as at December 31, 2005
8.3	List of subsidiaries as at December 31, 2006
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification

* Indicates management contract or compensatory plan, contract or arrangement.

(1)  Incorporated by reference to Form 20-F filed on April 21, 1999.

(2) Incorporated by reference to Form 20-F filed on July 1, 2002.

(3) Incorporated by reference to Form 20-F filed on July 1, 2004.

(4) Incorporated by reference to Form 20-F filed on July 5, 2006.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CARMANAH TECHNOLOGIES CORPORATION

“Praveen Varshney”

By:

Praveen K. Varshney

Director & CFO

(Principal Financial Officer)

DATED:  April 11, 2007

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1 (1)	Articles of Andina Development Corporation dated March 26, 1996.
1.2 (1)	Certificate of Incorporation for Andina Development Corporation dated March 26, 1996.
1.3 (1)	By-law effective May 21, 1996, relating generally to the transaction of the business and affairs of Andina Development Corporation.
1.4 (2)	Certificate of Amendment and Registration of Restated Articles of Carmanah Technologies Corporation dated June 19, 2001.
1.4 (4)	Certificate of Amalgamation pursuant to the Business Corporations Act of Alberta and Registration Statement of Carmanah Technologies Corporation dated January 1, 2006.
4.1 (1)	Stock Option Plan dated May 21, 1996.
4.2 (2)	Stock Option Plan dated May 10, 2001.
4.3 (2)	Corporate Advisory Agreement between Varshney Capital Corp. and Carmanah Technologies Corporation dated June 20, 2001.
4.4 (3)	Amended Stock Option Plan dated April 15, 2004.
4.5 (3)	Amended Stock Option Plan dated April 20, 2005.
4.6 (3)	Amalgamation Agreement dated August 27, 2003 among Carmanah Technologies Corporation, AVVA Technologies Inc. and 1057614 Alberta Ltd.
4.7 (3)	Lease agreement between the Corporation of the City of Victoria and Carmanah Holdings Ltd. Dated September 1, 1994.
4.8 (3)	Lease agreement between AVVA and Airstate Ltd. dated August 26, 1998.
4.9 (4)	Amended Stock Option Plan dated April 17, 2006.
8.1 (3)	List of subsidiaries
8.2 (4)	List of subsidiaries as at December 31, 2005
8.3	List of subsidiaries as at December 31, 2006
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification

* Indicates management contract or compensatory plan, contract or arrangement.

(1)  Incorporated by reference to Form 20-F filed on April 21, 1999.

(2) Incorporated by reference to Form 20-F filed on July 1, 2002.

(3) Incorporated by reference to Form 20-F filed on July 1, 2004.

(4) Incorporated by reference to Form 20-F filed on July 5, 2006.

Exhibit 8.3

LIST OF SUBSIDIARIES

As at December 31, 2006

Subsidiary	Jurisdiction of Incorporation

AVVA Technologies, Inc.	Alberta, Canada
Carmanah Signs Inc.	Alberta, Canada
Soltek Powersource Solutions Inc.	California, USA

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

“Art Aylesworth”

Date:  April 11, 2007

____________________________________________

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

Date:  April 11, 2007

__________________________________

Praveen Varshney, Chief Financial Officer

(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Carmanah Technologies Corporation (the “Corporation”) on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Art Aylesworth, President and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

“Art Aylesworth”

Date:

April 11, 2007

_________________________________________

Art Aylesworth, President and Chief Executive Officer

(Principal Executive Officer)

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Carmanah Technologies Corporation (the “Corporation”) on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Praveen Varshney, Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

“Praveen Varshney”

Date:

April 11, 2007

__________________________________

Praveen Varshney, Chief Financial Officer

(Principal Financial Officer)

-83-