Form 20-F/A
period 2006-12-31
CARMANAH TECHNOLOGIES CORP
filed 2007-10-01
CIK 1085105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

-i-

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  [  ]  Yes    ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  [  ]  Yes    ☑  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑  Yes    [  ]  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

[  ]  Large accelerated filer    ☑  Accelerated filer    [  ]  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

☑  Item 17    [  ]  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.  [  ]  Yes    ☑  No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “US$”.

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K.  THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

-ii-

EXPLANATORY NOTE:

This Annual Report on Form 20-F/A is being filed as Amendment Number 1 to our Annual Report on Form 20-F which was originally filed with the Securities and Exchange Commission on April 24, 2007.  We are filing this Form 20-F/A to restate our financial statements for the year ended December 31, 2006 to reflect the following items relating to the Company’s year end inventory count:

a)

Goods physically received at year end in the amount of $368,000 were not recorded as received in the Company’s enterprise resource planning (ERP) system.  These goods were included in the physical count but no corresponding liability was identified.

b)

Inventory count errors related primarily to improper item identification during the physical count.  These errors resulted in low value items being counted as high value items.  The impact of the error was approximately $385,000.

As a result of these two errors, the Company has restated their December 31, 2006 financial statements to reduce inventory by $385,000, increase accounts payable by $368,000 and increase cost of goods sold by $753,000.  After income taxes, the net reduction to earnings was $499,511 or $0.012 per share.

We have revised our discussion of disclosure controls and procedures to discuss the above-referenced restatement and how such restatement affected our CEO’s and CFO’s conclusions regarding our disclosure controls and procedures and internal control over financial reporting.  We have concluded that, solely because of the restatement as described above and described in greater detail in Note 18 to our consolidated financial statements, we are required to conclude, and we have concluded, that we had a material weakness in internal control.  Accordingly, we have concluded that our internal controls over financial reporting were not effective as of December 31, 2006.

This Form 20-F/A amends and restates only certain information in the following sections as a result of the restatement described above:

Part I – Item 3. Key Information

Part I – Item 5. Operating and Financial Review and Prospects

Part I – Item 6. Directors and Senior Management

Part I – Item 8. Financial Information

Part II – Item 15. Controls and Procedures

Part II – Item 17. Financial Statements

In addition, we are also including currently dated Sarbanes Oxley Act Section 302 and Section 906 certifications of the Chief Executive Officer and Chief Financial Officer that are attached to this Form 20-F/A as Exhibits 12.1, 12.2, 12.3, 12.4.

For the convenience of the reader, this Form 20-F/A sets forth the entire Form 20-F which was prepared and relates to the Company as of December 31, 2006.  However, this Form 20-F/A only amends and restates the Items described above to reflect the effects of the restatement and no attempt has been made to modify or update other disclosures presented in our Form 20-F for the year ended December 31, 2006.

Except for the foregoing amended information, this Form 20-F/A continues to describe conditions as of the date of the original filing and we have not updated the disclosures contained herein to reflect events that occurred at a later date.   This Annual Report on Form 20-F/A contains forward-looking statements that were made at the time the original Annual Report on Form 20-F was filed on April 24, 2007.  It is subject to the factors described in Item 3D – Risk Factors and must be considered in light of any

-iii-

subsequent to the filing of the original Form 20-F, including all filings we made with the Securities and Exchange Commission.

TABLE OF CONTENTS

GLOSSARY OF TERMS

6

NOTE REGARDING FORWARD-LOOKING STATEMENTS

7

PART I

8

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

8

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

8

ITEM 3.

KEY INFORMATION

8

A.

Selected Financial Data

10

B.

Capitalization and Indebtedness

12

C.

Reasons for the Offer and Use of Proceeds

12

D.

Risk Factors

12

ITEM 4.

INFORMATION ON THE COMPANY

19

A.

History and Development of the Corporation

19

B.

Business Overview

22

C.

Organizational Structure

25

ITEM 4A.

UNRESOLVED STAFF COMMENTS

29

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

29

A.

Operating Results

29

B.

Liquidity and Capital Resources

39

C.

Research and Development, Patents and Licenses, Etc.

41

D.

Trend Information

43

E.

Off-Balance Sheet Arrangements

43

F.

Tabular Disclosure of Contractual Obligations

43

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

43

A.

Directors and Senior Management

43

B.

Compensation

48

C.

Board Practices

52

D.

Employees

55

E.

Share Ownership

56

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

60

A.

Major Shareholders

60

A.1.a

Holdings by Major Shareholders

60

A.2

Canadian Share Ownership

60

A.3

Control of the Corporation

61

A.4

Change in Control Arrangements

61

B.

Related Party Transactions

61

C.

Interests of Experts and Counsel

62

ITEM 8.

FINANCIAL INFORMATION

62

A.

Consolidated Statements and Other Financial Information

62

B.

Significant Changes

62

ITEM 9.

THE OFFER AND LISTING

63

A.

Offer and Listing Details

63

B.

Plan of Distribution

64

C.

Markets

64

D.

Selling Shareholders

64

E.

Dilution

64

F.

Expenses of the Issue

64

ITEM 10.

ADDITIONAL INFORMATION

64

A.

Share Capital

64

B.

Memorandum and Articles of Association

65

-iii-

C.

Material Contracts

67

D.

Exchange Controls

68

E.

Taxation

69

F.

Dividends and Paying Agents

78

G.

Statements by Experts

78

H.

Documents on Display

78

I.

Subsidiary Information

79

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

79

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

80

PART II

80

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

80

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

80

ITEM 15.

CONTROLS AND PROCEDURES

81

ITEM 16.

82

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

82

ITEM 16B.

CODE OF ETHICS

82

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

82

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

83

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

83

PART III

84

ITEM 17.

FINANCIAL STATEMENTS

84

ITEM 18.

FINANCIAL STATEMENTS

84

ITEM 19.

EXHIBITS

84

SIGNATURE

86

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

Effective January 1, 2006, the Corporation, CTI and SPS were amalgamated pursuant to the provisions of the Business Corporations Act (Alberta) to form Carmanah Technologies Corporation.

The Corporation’s head office is located at Building 3 – 203 Harbour Road, Victoria, BC Canada V9A 3S2 and its contact person and numbers are:

Irene Schamhart, Corporate Secretary

Telephone:

(250) 380-0052

Direct:

(250) 412-8304

Toll Free:

1-877-722-8877

Fax:

(250) 380-0062

The registered and records office of the Corporation is located at 1000 Canterra Tower, 400 Third Avenue S.W., Calgary, AB Canada T2P 4H2.

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

A.

Selected Financial Data

This data has been derived from our restated audited financial statements, which have been prepared in accordance with Canadian GAAP and reconciled for material measurement differences to U.S. GAAP.  Details of the restatement are discussed in note 18 of the consolidated financial statements and in Item 5 Operating and Financial Review and Prospects in this Form 20-F/A.

Set forth in the following table are selected financial data with respect to the Corporation’s financial condition and results of operation for the years ended December 31, 2006, 2005, 2004, 2003, and 2002. The selected financial and operating information as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006 should be read in conjunction with the restated financial statements and notes thereto included elsewhere herein and in conjunction with “Item 5 - Operating and Financial Review and Prospects.” The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at

Item 17.  The selected financial data as at December 31, 2004, 2003, and 2002 and for the years ended December 31, 2003 and 2002 have been extracted from audited financial statements not included herein.

Fiscal Years ended December 31,
	2006	2005	2004	2003	2002
(restated) 1
Revenues
Canadian GAAP	$ 62,445,860	$ 38,729,885	$ 15,895,041	$ 9,220,018	$ 6,468,899
U.S. GAAP	$ 62,445,860	$ 38,729,885	$ 15,895,041	$ 9,220,018	$ 6,468,899
Total Assets
Canadian GAAP	$ 55,758,452	$ 48,792,549	$ 19,866,167	$ 10,673,668	$ 3,790,636
U.S. GAAP	$ 55,626,820	$ 48,644,752	$ 19,745,080	$ 10,596,099	$ 3,774,944
Net Income/(Loss)
Canadian GAAP	$ (365,025)	$ 680,962	$ 592,823	$ (126,394)	$ 11,928
U.S. GAAP	$ (253,259)	$ 758,064	$ 147,721	$ (818,550)	$ (922,641)

1 – see note 18 of the consolidated financial statements for a discussion of the restated amounts.

Fiscal Years ended December 31,
	2006	2005	2004	2003	2002
Retained Earnings/(Deficit)
Canadian GAAP	$ (6,447)	$ 358,578	$ (322,384)	$ (915,207)	$ (788,813)
U.S. GAAP	$ (2,364,249)	$ (2,114,960)	$ (2,873,024)	$ (3,020,744)	$ (2,202,194)
Shareholders’ Equity
Canadian GAAP	$ 44,905,464	$ 40,423,106	$ 16,610,425	$ 8,388,037	$ 2,518,176
U.S. GAAP	$ 44,771,355	$ 40,275,309	$ 16,489,338	$ 8,310,468	$ 2,502,484
Share capital and contributed surplus
Canadian GAAP	$ 44,905,464	$ 40,064,528	$ 16,932,809	$ 9,222,919	$ 3,282,524
U.S. GAAP	$ 47,135,604	$ 42,390,269	$ 19,362,362	$ 11,250,887	$ 4,704,678
Weighted average number of shares outstanding
Canadian GAAP
Basic	41,696,874	34,187,205	30,116,949	22,826,155	19,650,884
Diluted	41,696,874	35,598,555	32,055,307	22,826,155	19,650,884
U.S. GAAP
Basic	41,696,874	34,187,205	30,116,949	22,826,155	19,650,884
Diluted	41,696,874	35,598,555	32,055,307	22,826,155	19,650,884
Net Income/(Loss) Per Share
Canadian GAAP
Basic and diluted	$ (0.01)	$ 0.02	$ 0.02	$ (0.01)	$ 0.00
U.S. GAAP
Basic and diluted	$ (0.01)	$ 0.02	$ 0.00	$ (0.04)	$ (0.05)

1 – see note 18 of the consolidated financial statements for a discussion of the restated amounts.

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

Exchange Rate Fluctuations

Because the Corporation’s reporting currency is the Canadian dollar, its operations outside Canada face additional risks, including fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. The Corporation may from time to time engage in hedging activities and enter into foreign currency contracts in an attempt to reduce the Corporation’s exposure to foreign exchange risks. Further, to the extent the Corporation has operations outside Canada, it is subject to the impact of foreign currency fluctuations and exchange rate charges on the Corporation’s reporting in its financial statements of the results from such operations outside Canada. Since such financial statements are prepared utilizing Canadian dollars as the basis for presentation, results from operations outside

Canada reported in the financial statements must be restated into Canadian dollars utilizing the appropriate foreign currency exchange rate, thereby subjecting such results to the impact of currency and exchange rate fluctuations. In addition, these fluctuations in the rates of currency exchange may materially affect the Corporation’s over-all financial position and results of operations.

Dependence on Key Personnel

Our success depends in large part on our ability to attract and retain highly skilled technical, managerial, sales, and marketing personnel. The loss of any key personnel, or the inability to attract and retain additional skilled employees could have a material adverse effect on the Corporation’s business, operating results and financial condition and our ability to grow.

We have recently hired a Chief Operating Officer, and have previously disclosed our intention to hire a new Chief Executive Officer and Chief Financial Officer.

The success of the Corporation depends, to a significant extent, upon the efforts and abilities of its senior management team. We recently hired several senior management positions, including our chief operating officer and vice-president of product management, and have plans to hire a new Chief Executive Officer and Chief Financial Officer.  Our success will depend on their effective integration into and management of us. There can be no assurance that our management team will be able to be integrated into our business and work together effectively. Our current senior management and employees have only worked together for a relatively short period of time as a result of recent changes in senior management.

Fluctuations in the mix of products sold may adversely affect our financial results.

Because of the wide differences in gross margin among solar LED products, solar power systems products and lighting products, the mix of revenues from our product lines may cause our gross margins and operating performance to fluctuate.  Fluctuations in the mix and types of our products may also affect the extent to which we are able to recover our fixed costs and investments that are associated with a particular product, and as a result can negatively impact our financial results.

The Corporation has made a decision to deregister from SEC reporting requirements under Form 20-F.  Cessation of this filing could reduce the attractiveness of our shares to certain investors.  In addition, it may make it more difficult for the Corporation to raise capital in the future.

Based on an assessment of the costs versus the benefits of maintaining status as a foreign private issuer under Form 20-F, the Corporation has made the decision that it is no longer economically sensible to continue with this filing.  This decision took into account the residency of the Corporation’s registered shareholder base, the costs with continuing to file the Form 20-F, the incremental costs of complying with requirements under the Sarbanes-Oxley Act and the Corporation’s current financing requirements and avenues for fulfilling those requirements.

Failure to implement the appropriate controls and procedures to manage our growth could harm our ability to expand our business, improve our operating results, and improve our overall financial condition.

We experienced a period of rapid growth in our operations, which has placed, and will continue to place, a significant strain on our management, administrative, operational, technical and financial infrastructure. To manage our growth, we will need to continue to improve our operational, financial, and management processes and controls and our reporting systems and procedures. While the Corporation is focused on the need for improved processes and controls, to date the Corporation has had a difficult time implementing appropriate procedures to remediate existing deficiencies.

We currently have deficiencies in our internal control over financial reporting and have restated our previously issued financial results. If we are unable to improve and maintain the quality of our system of internal control over financial reporting, any deficiencies could materially and adversely affect our ability to provide timely and accurate financial information about our company.

In April 2007 the Corporation restated its consolidated financial statements for the year ended December 31, 2006 to adjust for errors related primarily to an inventory count performed at the end of 2006.

In the process of preparing its financial statements for the three months ended March 31, 2007, the Corporation determined that certain adjustments were required related to Carmanah’s 2006 year end inventory count.  Goods physically received at year end in the amount of $368,000 were not recorded as received in the Corporation’s enterprise resource planning (ERP) system.  These goods were included in the physical count but no corresponding liability was identified.  Moreover, inventory count errors related to improper item identification during the physical count.  These errors resulted in low value items being counted as high value items. The impact of this error was approximately $385,000.

As a result, the Corporation has restated its consolidated financial statements as further detailed elsewhere in this document.  We have begun to remediate all known material weaknesses and significant deficiencies; however, we cannot be certain that the measures we have taken will ensure that we will maintain effective controls over our financial processes and reporting in the future. Any failure to maintain effective controls or to adequately implement required new or improved controls could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information.

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

Risks Related to Field Testing and Resolution of Product Deficiencies

The Corporation’s new lighting products are subjected to rigorous testing procedures and the Corporation plans to conduct additional field tests in such fashion in the future.  These field tests could potentially encounter problems for any number of reasons such as the failure of the Corporation’s technology, the failure of the technology of others and the failure to combine these technologies properly.  Any problems or perceived problems with the solar LED lighting products and any other field tests could damage the Corporation’s reputation, the reputation of its products and the Corporation’s ability to secure contracts in the future.

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

Technological Change

The technical features of the Corporation’s products will contribute to the marketability of its products.  There can be no assurance that current competitors or new market entrants will not succeed in developing and introducing new or enhanced systems having technologies and features superior to, or more effective than, any technologies which have been or are being developed rendering the Corporation’s current and proposed products obsolete or less marketable.  Accordingly, the ability of the Corporation to compete will be dependent on the timely enhancement of its existing products as well as the development of future products.  There can be no assurance that the Corporation will be able to keep pace with technological developments, or that its products will not become obsolete.  Technological obsolescence of the existing technology remains a possibility, which would have a material adverse affect on the Corporation’s operations.

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

Reliance on Technological Innovation

The Corporation is relying on its ability to continue technological innovation and leadership. This requires competent staff and adequate financing. In addition, the Corporation will rely on its sales, marketing and customer service efforts to ensure customer demand meets expenditures. If the Corporation is unsuccessful in this regard, its future business, operating results and financial condition may be adversely affected.

Patents and Proprietary Rights

The Corporation’s success will depend, in part, on its ability to obtain patents and maintain its existing intellectual property rights, and failure to do so could result in the loss of the Corporation’s exclusivity or the right to use its technologies.  The Corporation’s success will also depend, in part, on its ability to operate without infringing on the proprietary rights of third parties or without having third parties circumvent the Corporation’s rights.  The Corporation relies upon patent, trade secret, trademark and copyright laws to protect its intellectual property. Patents, patent applications and trademarks are described in Item 5.c. "Operating and Financial Review and Prospects – Research and Development, Patents and Licenses”.  Some of the Corporation’s intellectual property is not covered by any patent or patent application.  The protection afforded by patent, trade secret, trademark and copyright laws is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  Therefore, there are no assurances that any of the Corporation’s patents will not be declared invalid, circumvented, challenged, rendered unenforceable or licensed to others or that any pending or future patent applications will be issued with the breadths of claim coverage sought by the Corporation, if issued at all.  In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

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

Product Liability

The Corporation’s products may expose it to product liability claims. A product liability claim brought against the Corporation or a third-party that the Corporation is required to indemnify, whether with or without merit, could have a material adverse effect on the Corporation’s business, financial condition, operating results and cash flows.

Shares of the Corporation are Considered Penny Stocks and are Subject

to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally includes any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than U.S.$5.00 per share. The Corporation’s shares are expected to be deemed penny stocks for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Corporation’s shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

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

Acquisitions or other Business Transactions

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

UNRESOLVED STAFF COMMENTS

None.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Corporation as at December 31, 2006 and 2005 and for its last three fiscal years ending December 31, 2006, 2005 and 2004 should be read in conjunction with the restated audited consolidated financial statements of the Corporation and related notes included herein. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the financial statements to U.S. GAAP is set forth in Note 17 of the audited December 31, 2006 consolidated financial statements included herein at Part IV – Item 17.  Refer to Note 17 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

Restatement of 2006 Consolidated Financial Statements

The company has restated its consolidated financial statements for the year ended December 31, 2006 to adjust for errors related primarily to an inventory count performed at the end of 2006.

In the process of preparing its financial statements for the three months ended March 31, 2007, the Company determined that certain adjustments were required related to Carmanah’s 2006 year end inventory count.

Two causes have been identified for the errors:

1.

Goods physically received at year end in the amount of $368,000 were not recorded as received in the Company's enterprise resource planning (ERP) system.  These goods were included in the physical count but no corresponding liability was identified.

2.

Inventory count errors related primarily to improper item identification during the physical count.  These errors resulted in low value items being counted as high value items. The impact of this error was approximately $385,000.

The following financial data present the line items affected by the restatement on Carmanah’s previously issued consolidated financial statements for the year ended December 31, 2006.

	Previously Reported	Adjustments	As Restated
As at December 31, 2006
Consolidated Balance Sheet
Inventories	20,737,841	(385,000)	20,352,841
Future income taxes	1,473,484	94,831	1,568,315
Accounts payable and accrued liabilities	7,963,883	368,000	8,331,883

Income taxes payable	389,097	(158,658)	230,439
Retained earnings	493,064	(499,511)	(6,447)

Year ended December 31, 2006
Consolidated Statement of Operations
Cost of sales	41,147,512	753,000	41,900,512
Gross profit	21,298,348	(753,000)	20,545,348
Operating income	1,154,576	(753,000)	401,576
Earnings before income taxes	1,338,503	(753,000)	585,503
Income tax expense	1,204,017	(253,489)	950,528
Net earnings (loss)	134,486	(499,511)	(365,025)

Consolidated Statement of Cash Flows
Net earnings (loss)	134,486	(499,511)	(365,025)
Future income taxes (recovery)	(516,133)	(94,831)	(610,964)
Net changes in non-cash working capital	(10,298,589)	594,342	(9,704,247)

There were no changes to investing or financing cash flows

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

Cost of Sales and Gross Profit Margin

Cost of sales for the year ended December 31, 2006 was $41,901,000 (67.1% of sales), resulting in a gross profit margin of 32.9%.  In comparison, for the year ended December 31, 2005, the cost of sales was $24,311,000 (62.8% of sales), resulting in a gross profit margin of 37.2%. This shift in overall gross margin from 2005 to 2006 is primarily due to the full-year contribution from the Solar Power Systems Group compared to its six-month contribution in 2005.

Fourth Quarter cost of sales were $11,653,000 resulting in a gross profit margin of 28.9%.

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

Income Tax

Income tax expense for the year ended December 31, 2006 was $951,000.  This amount is comprised of current tax expense of $1,561,000 less future income tax recovery of $611,000.

Approximately $1.3 million of the current tax expense represents tax credits that were used during the year, usage of which is offset against gross research and development expense.  The balance of differences relative to the statutory rate is primarily related to non-deductible stock-based compensation.  The future income tax recovery of $611,000 reflects the increase in net future tax assets resulting primarily from the deferral of the available SR&ED deductions.  Cash taxes for 2006 are approximately $465,000 and relate to the Company’s U.S operations.

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

EBITA Reconciliation	Three Months Ended December 31,		Year Ended December 31,
($ thousands)	2006	2005	2006	2005
	(restated) 1		(restated) 1
Net earnings – as reported	$ (803)	$ (191)	$ (365)	$ 681
Add back (deduct):
Interest Income	(23)	(44)	(184)	(158)
Income taxes	54	348	951	576
Amortization of equipment and leaseholds	277	215	877	575
Amortization of intangibles	77	84	267	150
EBITA	$ (418)	$ 412	$ 1,546	$ 1,824

1 – see note 18 of the consolidated financial statements for a discussion of the restatement.

EBITA was $1,546,000 for the year ended December 31, 2006, representing an decrease of 15% over the same period in 2005 at $1,824,000.

Earnings before tax (EBT) was $586,000 in 2006, representing an decrease of 53% over the same period in 2005 at $1,257,000.  There was a net loss for 2006 of $365,000 as compared to net income of $681,000 for the same period in 2005.  The net loss in 2006 is due to the reduction in pretax income together with the high rate income tax expense described above.

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

Inventory

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. The determination of obsolete or excess inventory requires us to estimate the future demand for our products. During the second quarter of 2006, we completed a demand forecast analysis. The demand forecast is also a direct input in the development of our short-term manufacturing plans, to help enable consistency between inventory valuation and build decisions. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, or if we fail to accurately forecast the demand, we could be required to write down inventory, which would have a negative impact on our financial results.

B.

Liquidity and Capital Resources

Carmanah's net cash, cash equivalents, and short-term investments at December 31, 2006 were $2,335,000, compared to $11,662,000 at December 31, 2005.

The Company reported net working capital of $26,721,000 (current ratio of 3.5:1) at December 31, 2006 compared with $26,332,000 (current ratio of 5.4:1) at December 31, 2005.

Net cash usage from operations for the year ended December 31, 2006 was $8,449,000.  This is due primarily to increases in inventory levels through 2006, specifically:

•

Approximately $4 million in solar panel inventory as a result of aggressive purchasing to manage short term supply risk in the module market in 2006;

•

An additional $2.5 million in component inventory as a result of new product introduction in 2006; and

•

Increases resulting from overall sales growth.

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

The Company generated cash flows from operations of $1,256,000 before changes in non-cash working capital for the year ended December 31, 2006 as compared to $1,396,000 during 2005.  Cash flows during the year came from non-cash items totaling $1,621,000 offset by the net loss of $365,000. Net changes in non-cash working capital items utilized cash of $9,704,000 for the year ended December 31, 2006, bringing cash utilized for operating activities to $8,449,000.

During the year ended December 31, 2006, the Company utilized $1,920,000 of its cash for leasehold improvements and purchase of computers and office equipment, utilized $86,500 of its cash for the purchase of intangible assets, and redeemed $8,280,000 in short-term investments.

During the year ended December 31, 2006, the Company raised an aggregate of $1,150,000 from various exercises of stock options.

During the year ended December 31, 2006, the Company utilized $22,000 of its cash to make principal payments on its obligations under capital leases.

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

During the year ended December 31, 2006, the Corporation spent $2,164,000 (2005 - $904,000; 2004 - $960,000) for research and development, net of SRED Investment Tax Credits of $1,255,000, $621,000, and $316,000, respectively. The SRED Investment Tax Credits were the result of credits generated from scientific research and development expenses, and are recoverable as an offset to income taxes payable on taxable income.

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

Director of the Corporation since May 25, 2006.

Chartered Accountant; President and CEO of actualizer interactive inc., Chief Financial Officer and Secretary of Nasdaq-traded Taleo from April 2005 until December 2006; Served in various roles with Pivotal Corporation, a customer relationship management software provider, including president and chief executive officer, chief financial officer, and vice-president, corporate development from January 2000 to March 2005; Director of Finance and Treasurer of A.L.I. Technologies Inc., a digital image management solution provider, from September 1998 to December 1999; Held roles as an investment analyst with HSBC Capel Asia Limited, a banking and financial services company, and West Shore Ventures Limited, a financial services company, from September 1995 to February 1998; Associate Accountant, KPMG, January 1991 to September 1995.

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Attached hereto are the Corporation’s consolidated restated audited financial statements, consisting of consolidated balance sheets as at December 31, 2006 and 2005, and consolidated statements of operations and retained earnings (deficit), and cash flows for each of the years in the three-year period ended December 31, 2006 along with related notes and the Report of Independent Registered Public Accounting Firm.  See “Item 17. Financial Statements.”

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

The closing price of the Corporation’s shares on the Toronto Stock Exchange was $2.95 on December 29, 2006 and $3.02 on March 30, 2007.

Although the Corporation’s shares are sometimes quoted over-the-counter on the PinkSheets® under the symbol “CMHXF” in the United States, an established trading market for the Corporation’s securities does not exist in the United States.

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

Disclosure Controls and Procedures

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

Management’s Annual Report on Internal Control Over Financial Reporting

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

The framework used by management to evaluate the effectiveness of the Corporation’s internal control over financial reporting consisted of a comparative review of the documentation underlying the financial reporting process for the last fiscal year against the financial statements, a review of record maintenance procedures, meetings with employees responsible for financial reporting and the preparation of financial statements, and an overall assessment of the processes in place to prevent and detect weaknesses in the Corporation’s internal control over financial reporting.

Inventory errors discovered in the first quarter of 2007 relating to 2006 are described in Section 1.3 of the Corporation’s “Management Discussion and Analysis for the year ended December 31, 2006 as restated” and can be attributed to a breakdown in normal processes for receiving goods and controls around the year end inventory count and the related adjustments.   Management considers this to be a material weakness at December 31, 2006.

As a result of the above errors, management has reviewed these controls and concluded that the design of internal controls over financial reporting was not effective as of December 31, 2006 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

This annual report does not include an attestation report of the Corporation’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Corporation’s registered public accounting firm pursuant to temporary rules of the Securities Exchange Commission that permit the Corporation to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

As a result of the errors described above, management will be implementing new procedures designed to prevent and detect such errors in the future.  In the first quarter of 2007, management commenced enhanced cycle counting procedures to ensure that unusual adjustments can be detected and analyzed on a timely basis.  Management will also continue to review the appropriateness of the control environment and make other changes, as considered appropriate.

Additional disclosures pertaining to the Corporation’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

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

Financial Year Ending	Audit Fees	Audit Related Fees(1)	Tax Fees	All Other Fees
December 31, 2006	$244,380	$Nil	$14,800	$Nil

December 31, 2005	$151,307	$43,328	$20,252	$Nil

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

CARMANAH TECHNOLOGIES CORPORATION

By: “Roland Sartorius”, CFO

(Principal Financial Officer)

DATED:  September 21, 2007

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

Date:

September 21, 2007

By:

“Art Aylesworth”, President and CEO

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

Date:

September 21, 2007

By:

“Roland Sartorius”, CFO

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

Date:

September 21, 2007

By:

“Art Aylesworth”, President and CEO

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

Date:

September 21, 2007

By:

“Roland Sartorius”, CFO

(Principal Financial Officer)

-92-